As filed with the Securities and Exchange Commission on May 4, 2018
Registration No. 333-223039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EURONAV NV
(Exact name of registrant as specified in its charter)

The Kingdom of Belgium	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Euronav N V De Gerlachekaai 20 2000 Antwerpen Belgium Tel: 011-32-3-247-4411	Gary J. Wolfe, Esq. Keith Billotti, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address and telephone number of agent for service)
Copies to:

Gary J. Wolfe, Esq. Keith Billotti, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)
Thomas E. Molner, Esq.
Terrence L. Shen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9100 (telephone number)
(212) 715-8000 (facsimile number)
John A. Marzulli, Jr., Esq. George Karafotias, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000 (telephone number) (212) 848-7179 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and upon completion of the Merger described in the enclosed proxy statement/prospectus.
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)   ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)   ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company   ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common shares, no par value	60,815,764(1)	N/A	$475,854,921.91(2)	$59,243.94(3)(4)

(1)
Represents the estimated maximum number of ordinary shares, no par value per share, of Euronav NV, a corporation organized under the laws of the Kingdom of Belgium (Euronav), to be issuable to holders of common stock, par value of  $0.01 per share, of Gener8 Maritime, Inc., a Marshall Islands corporation (Gener8), upon consummation of the merger described herein. The number of Euronav ordinary shares is based upon the product obtained by multiplying (a) the 0.7272 exchange ratio under the merger agreement by (b) the total number of Gener8 shares issued and outstanding (83,630,039) which includes the number of Gener8 shares reserved and issuable upon vesting or settlement of Gener8 outstanding Restricted Stock Units.

(2)
Estimated solely for purposes of calculating the registration fee and calculated pursuant to Rules 457(c) and (f)(1) under the Securities Act. The proposed maximum aggregate offering price of Euronav ordinary shares was calculated based upon the market value of Gener8 shares (the securities to be exchanged in the merger) in accordance with Rule 457(c)under the Securities Act as follows: the product of  (a) $5.69 the average of the high and low prices per Gener8 share on February 12, 2018, as quoted on the NYSE and (b) 83,630,039, the estimated number of Gener8 shares issued, outstanding or issuable as described above.

(3)
Calculated pursuant to Rule 457 of the U.S. Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001245.

(4)
Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION — DATED MAY 4, 2018
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
Dear Shareholders of Gener8 Maritime, Inc.:
I am pleased to inform you that on December 20, 2017, Gener8 Maritime, Inc. (which we refer to as “Gener8”) entered into an Agreement and Plan of Merger (which we refer to as the “Merger Agreement”) with Euronav NV (which we refer to as “Euronav”) and Euronav MI Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly-owned subsidiary of Euronav (which we refer to as “Merger Sub”). Pursuant to the Merger Agreement, among other things, Merger Sub will merge with and into Gener8, with Gener8 continuing as the surviving company (which we refer to as the “Surviving Corporation”) that will continue its corporate existence as a wholly-owned subsidiary of Euronav (which transactions we refer to as the “Merger”). The accompanying notice of Special Meeting (defined below) and this proxy statement/prospectus describe the Merger in greater detail and provide specific information about the Special Meeting. Please read these materials carefully.
At the effective time of the Merger (which we refer to as the “Effective Time”), each common share, par value $0.01 per share, of Gener8 (which we refer to as the “Gener8 common shares”), issued and outstanding immediately prior to such time (other than certain Gener8 common shares that will be canceled as set forth in the Merger Agreement), will be canceled and automatically converted into the right to receive 0.7272 of an ordinary share, no par value per share, of Euronav (which we refer to as the “Euronav ordinary shares,” and such ratio, the “Exchange Ratio”) in the manner described in the Merger Agreement.
Any Gener8 common shares held by Gener8, Euronav, Merger Sub, or their respective subsidiaries will be canceled and no consideration will be delivered for those canceled shares. The Exchange Ratio will not be adjusted to reflect changes in the price of Gener8 common shares or Euronav ordinary shares prior to the Effective Time. Euronav has agreed to apply to list all of the Euronav ordinary shares to be issued in connection with the Merger on the New York Stock Exchange (which we refer to as the “NYSE”), and Euronext Brussels (which we refer to as “Euronext”).
The value of the Euronav ordinary shares to be issued pursuant to the Merger (which we refer to as the “Merger Consideration”) will fluctuate with the market price of Euronav ordinary shares. You should obtain current share price quotations of Euronav ordinary shares, which are listed on the NYSE and Euronext under the symbol “EURN.” Gener8 common shares are listed on the NYSE under the symbol “GNRT.” Based on the closing price of Euronav ordinary shares on the NYSE of  $8.10 on December 20, 2017, the last trading day before the public announcement of the Merger before the open of trading on December 21, 2017, the Exchange Ratio represented approximately $5.89 in Euronav ordinary shares for each Gener8 common share. Based on the closing price of Euronav ordinary shares on the NYSE of  $8.25 on May  2, 2018, the latest practicable date before the date of this proxy statement/prospectus, the Exchange Ratio represented approximately $6.00 in Euronav ordinary shares for each Gener8 common share.
You are cordially invited to attend a Special Meeting of the shareholders of Gener8 (which we refer to as the “Special Meeting”) to be held at the offices of Kramer Levin Naftalis & Frankel LLP, located at 1177 Avenue of the Americas, New York, New York, 10036 on [•], 2018, at [•] a.m. local time, to vote on the approval of the Merger Agreement and the transactions contemplated hereby including to appoint the Exchange Agent to act as agent solely in the name and on behalf of and for the account and benefit of the shareholders of Gener8, with the right of sub-delegation, to facilitate the execution and implementation of the Contribution in Kind (as such term is defined in the Merger Agreement which is attached to the proxy statement/prospectus of Gener8 and Euronav as Annex A) including but not limited to representing the Contributing Gener8 Shareholders at the Closing (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), contributing the Surviving Corporation Shares (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A) to Euronav by way of a contribution in kind and delivering the Merger Consideration to such Contributing Gener8 Shareholders. As described in the accompanying proxy statement/prospectus, the board of directors of Gener8 (which we refer to as the “Gener8 board of directors”), with Peter C. Georgiopoulos, Chairman of the Gener8 board of directors, Dan Ilany and Nicolas Busch abstaining due to potential conflicts of interest, upon the unanimous recommendation of a transaction advisory committee of the Gener8 board of directors comprised of three disinterested directors (which we refer to as the “Gener8 Transaction Committee”), has approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Gener8 and its shareholders.
The Gener8 board of directors (with Peter C. Georgiopoulos, Chairman of the Gener8 board of directors, Dan Ilany and Nicolas Busch abstaining due to potential conflicts of interest), acting upon the unanimous recommendation of the Gener8 Transaction Committee, and after consultation with Gener8’s legal and financial advisors and consideration of a number of factors, including a fairness opinion presented by the Gener8 Transaction Committee’s financial advisor, has determined that the Merger is in the best interests of Gener8 and its shareholders, and has approved, adopted, and declared advisable the Merger Agreement, and all transactions contemplated thereby and recommends that you vote “FOR” the approval of the Merger Agreement.
Gener8 cannot complete the Merger unless Gener8 shareholders representing at least a majority of the issued and outstanding Gener8 common shares approve the Merger Agreement.
Pursuant to a voting agreement (which we refer to as the “Voting Agreement”), certain significant holders of Gener8 common shares, including all of Gener8’s current directors and executive officers other than Mr. Nicolas Busch, representing approximately 42% of the issued and outstanding shares of Gener8 have agreed, subject to the terms and conditions of such Voting Agreement, to (i) appear (in person or by proxy) at any meeting of the shareholders convened for the purpose of approving the Merger and the Merger Agreement and (ii) provided that neither the Gener8 Transaction Committee nor the Gener8 board of directors has made an Adverse Recommendation Change (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), vote all of their Gener8 common shares (which we refer to as the “Covered Shares”) in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, and against any action that would reasonably be expected to impede the Merger or result in a breach of the Merger Agreement or the Voting Agreement. If either the Gener8 Transaction Committee or the Gener8 board of directors does make an Adverse Recommendation Change, then the Covered Shareholders are each required to vote 50% of their respective Covered Shares in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, and may vote their remaining Covered Shares in any manner they determine.
In addition, at the request (and expense) of Euronav, certain Gener8 shareholders (the “Proxy Shareholders”) have agreed to grant an irrevocable proxy (which we refer to as the “Proxies”) to a representative of an affiliate of such Proxy Shareholders whereby, subject to the terms and conditions in the Proxies, such representative has the authority to direct the vote of Gener8 common shares owned by the Proxy Shareholders, representing in the aggregate approximately 6% of the issued and outstanding shares of Gener8, at the Special Meeting. In addition, the Proxy Shareholders have agreed, among other things, not to transfer or dispose any of their Gener8 common shares during the term of the Proxies unless the transferee agrees to be bound thereby. None of Euronav, Gener8 or any of their respective subsidiaries is a party to the Proxies. Please see the section “The Merger Agreement — Voting Agreement and Proxy”.
As of the date of this proxy statement/prospectus, shareholders representing approximately 48% of the issued and outstanding shares of Gener8, including all of the current directors and executive officers of Gener8 other than Mr. Nicolas Busch, have entered into either the Voting Agreement or the Proxies.
The notice of Special Meeting and the proxy statement/prospectus that accompany this letter provide you with extensive information about the Special Meeting, the Merger Agreement, the Merger and other related matters. You are encouraged to read these materials carefully in their entirety, including all annexes. In particular, you should read the section in the proxy statement/prospectus entitled “Risk Factors” beginning on page 23 for a discussion of risk factors relating to the proposed transaction, the companies and their industry.
Your vote is very important. Whether or not you plan to attend the Special Meeting, please read the enclosed proxy statement/prospectus and promptly complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided in accordance with the directions set forth on the proxy card.
Thank you for your support.
Sincerely,
Peter C. Georgiopoulos
Chief Executive Officer
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR HAS DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This proxy statement/prospectus is dated [•], 2018, and is first being mailed or otherwise delivered, along with the attached proxy card, to holders of Gener8 common shares on or about [•],  2018.

ADDITIONAL INFORMATION
Euronav and Gener8 file annual reports with and furnish other information to the U.S. Securities and Exchange Commission (which we refer to as the “SEC”). This proxy statement/prospectus incorporates by reference important business and financial information about Euronav and Gener8 and their respective subsidiaries from documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section “Where You Can Find More Information.” You can obtain copies of the documents incorporated by reference into this proxy statement/prospectus, without charge, from the SEC’s website at http://www.sec.gov.
You may also request copies of these documents, without charge by writing or telephoning the appropriate company as follows:
Euronav NV De Gerlachekaai 20 2000 Antwerpen Belgium Tel: +32 3-247-4411	Gener8 Maritime, Inc. 299 Park Avenue 2nd Floor New York, NY Tel: +1 (212) 763-5600
In addition, if you have questions about the Merger or the Special Meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Gener8 at the following address and telephone number:
Gener8 Maritime Inc.
299 Park Avenue, 2nd Floor
New York, NY 10171
Tel: +1(212) 763-5600
You will not be charged for any of the documents that you request. If you would like to request documents, please do so by [•], 2018 (which is five (5) business days before the date of the Special Meeting) in order to receive them before the Special Meeting.
To reduce the expense of delivering duplicate documents to our shareholders, we are relying on the rules promulgated by the SEC that permit us to deliver only one set of documents to multiple shareholders who share an address unless we receive contrary instructions from any shareholder at that address. This practice, known as “householding,” reduces duplicate mailings, thus saving printing and postage costs as well as natural resources. Each shareholder retains a separate right to vote on all matters presented at the Special Meeting. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you wish to receive a separate copy of this proxy statement/prospectus, or other materials free of charge, or if you wish to receive separate copies of future materials, please mail your request to: Gener8 Maritime, Inc., 299 Park Avenue, Second Floor, New York, New York 10171, Attention: Investor Relations, or call us at +1 (212) 763-5633.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
References in this proxy statement/prospectus to “Euronav” refer to Euronav NV and/or one or more of its subsidiaries, as the context requires. References to “Euronav ordinary shares” refer to the ordinary shares, no par value per share, of Euronav NV. References to “Gener8” refer to Gener8 Maritime, Inc. and/or one or more of its subsidiaries, as the context requires. References to “Gener8 common shares” refer to common shares, par value $0.01 per share, of Gener8. References to the Merger Agreement refer to the Agreement and Plan of Merger, dated December 20, 2017, by and among Gener8 Maritime, Inc., Euronav NV and Euronav MI Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly-owned subsidiary of Euronav (which we refer to as “Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into Gener8, with Gener8 as the surviving company (which we refer to as the “Surviving Corporation”) that will continue its corporate existence as a wholly-owned subsidiary of Euronav.
Unless otherwise indicated, all references to “dollars,” “US dollars” and “$” in this proxy statement/prospectus are to United States dollars. This proxy statement/prospectus uses the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of tankers.
This proxy statement/prospectus, which forms part of a registration statement on Form F-4 (File No. 333-223039) filed with the SEC by Euronav, constitutes a prospectus of Euronav under Section 5 of the U.S. Securities Act of 1933, as amended (which we refer to as the “U.S. Securities Act”) with respect to the Euronav ordinary shares to be issued to holders of Gener8 common shares pursuant to the Merger.
This proxy statement/prospectus also constitutes a notice of meeting and a proxy statement of Gener8 with respect to the special Meeting of Gener8 shareholders (which we refer to as the “Special Meeting”) at which holders of Gener8 common shares will be asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the appointment of the Exchange Agent (defined herein) for the purposes of giving effect to the Contribution in Kind (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A). Please see “Questions and Answers About the Merger and the Special Meeting.”
YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROXY STATEMENT/PROSPECTUS. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROXY STATEMENT/PROSPECTUS. THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE ONLY AS OF THAT DATE OR, IN THE CASE OF INFORMATION IN A DOCUMENT INCORPORATED BY REFERENCE, AS OF THE DATE OF SUCH DOCUMENT, UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO HOLDERS OF GENER8 COMMON SHARES NOR THE ISSUANCE BY EURONAV OF ITS COMMON SHARES PURSUANT TO THE MERGER WILL CREATE ANY IMPLICATION TO THE CONTRARY.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make any such offer or solicitation.
The information concerning Euronav contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by Euronav, and information concerning Gener8 contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by Gener8.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [•], 2018
To Shareholders of Gener8 Maritime, Inc.:
You are invited to attend a special meeting of shareholders (which we refer to as the “Special Meeting”) of Gener8 Maritime, Inc., a corporation organized under the laws of the Republic of the Marshall Islands (which we refer to as “Gener8”), to be held at the offices of Kramer Levin Naftalis & Frankel LLP, located at 1177 Avenue of the Americas, New York, New York, 10036, on [•], 2018, at [•] a.m. local time, for the following purposes:
1.   To consider and vote upon a proposal to approve the Merger Agreement, dated as of December 20, 2017, by and among Gener8, Euronav NV, a corporation organized under the laws of the Kingdom of Belgium (which we refer to as “Euronav”) and Euronav MI Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly-owned subsidiary of Euronav (which we refer to as “Merger Sub”) (which, as may be amended, we refer to as the “Merger Agreement”), and the transactions contemplated thereby, including the (i) merger of Merger Sub with and into Gener8 (which we refer to as the “Merger”), with Gener8 continuing its corporate existence as the surviving corporation (which we refer to as the “Surviving Corporation”) and as a wholly-owned subsidiary of Euronav, (ii) cancellation, at the effective time of the Merger (which we refer to as the “Effective Time”), of each common share, par value of  $0.01 per share, of Gener8 (which we refer to as the “Gener8 common shares”), issued and outstanding immediately prior to such time (other than certain Gener8 common shares that will be canceled as set forth in the Merger Agreement), and the automatic conversion thereof into the right to receive 0.7272 of an ordinary share, no par value per share, of Euronav (which we refer to as the “Euronav ordinary shares”) (we refer to the Euronav ordinary shares to be issued pursuant to the Merger as the “Merger Consideration”) and (iii) appointment of Computershare, Inc. and its subsidiary Computershare Trust Company, N.A. (which we refer to as the “Exchange Agent”) to act as agent for the Merger and to, among other things, act as agent solely in the name and on behalf of and for the account and benefit of the Gener8 shareholders immediately prior to the Effective Time (other than Gener8, Euronav, Merger Sub or their respective subsidiaries) including holders of restricted stock units of Gener8 (which we refer to as the “Contributing Gener8 Shareholders), with the right of sub-delegation, for the purpose of facilitating the execution and implementation of the Contribution in Kind (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), including but not limited to representing the Contributing Gener8 Shareholders at the Closing (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), contributing the Surviving Corporation Shares (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A) to Euronav by way of a Contribution In Kind and delivering the Merger Consideration to such Contributing Gener8 Shareholders.
2.   To consider and vote upon a proposal to approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Merger Agreement.
As described in the accompanying proxy statement/prospectus, the Gener8 board of directors (with Peter C. Georgiopoulos, Dan Ilany and Nicolas Busch abstaining due to potential conflicts of interest), upon the unanimous recommendation of a transaction advisory committee of the Gener8 board of directors comprised solely of disinterested directors (which we refer to as the “Gener8 Transaction Committee”), has approved the Merger Agreement and the transactions contemplated thereby and has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Gener8 and its shareholders. The Gener8 board of directors (with Peter C. Georgiopoulos, Dan Ilany and Nicolas Busch, abstaining due to potential conflicts of interest), upon the unanimous recommendation of the Gener8 Transaction Committee, recommends that you vote “FOR” the approval of the Merger Agreement and the transactions contemplated thereby and “FOR” the approval of the proposal to approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Merger Agreement.
The proxy statement/prospectus that accompanies this notice provides extensive information about the Special Meeting, the Merger Agreement, the Merger and other related matters. You are urged to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. A copy of the Merger Agreement is included in the proxy statement/prospectus as Annex A.
YOUR VOTE IS VERY IMPORTANT.
Your proxy is being solicited by the Gener8 board. The Merger Agreement must be approved by Gener8 shareholders in order for the Merger to be consummated.
If you do not expect to be present at the Special Meeting, you are requested to promptly vote your shares via the Internet or by telephone by following the instructions on your Notice Regarding the Internet Availability of Proxy Materials, or, if you received your proxy materials by mail, by following the instructions included on your proxy card or voting instruction form, to make sure that your shares are represented at the Special Meeting. Instructions for voting are included in the accompanying proxy statement/prospectus. If you do attend the Special Meeting and wish to vote in person, you may do so notwithstanding the fact that you previously submitted or appointed a proxy. Your vote is very important, regardless of the number of shares you own. Accordingly, please submit your proxy whether or not you plan to attend the Special Meeting in person. Proxies must be received by 11:59 p.m. on [•], 2018.
Only holders of record of Gener8 common shares at the close of business on May 3, 2018, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. Each Gener8 common share entitles its holder to one vote on all matters that come before the Special Meeting.
Please note, however, that if your Gener8 common shares are held as of the record date by a broker, bank, trustee or other nominee and you wish to vote at the meeting, you must obtain a legal proxy in your name from your broker, bank, trustee or other nominee and present it to the inspector of election with your ballot when you vote at the Special Meeting. Please also bring to the Special Meeting your account statement or letter from your bank or broker evidencing your beneficial ownership of Gener8 common shares as of the record date and valid government-issued photo identification.
If you have questions about the Merger or the Special Meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Gener8 at: Gener8 Maritime, Inc., 299 Park Avenue, Second Floor, New York, New York 10171, Attention: Investor Relations, or call Gener8 at +1 (212) 763-5633.
By Order of the Board of Directors,
Leonard J. Vrondissis
Chief Financial Officer,
Executive Vice President, and
Secretary

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING
The following are answers to some questions that you, as a shareholder of Gener8, may have regarding the Merger and the matters being considered at the Special Meeting. You are urged to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger and the Special Meeting. Additional important information is also contained in the annexes to this proxy statement/prospectus and the section “Where You Can Find More Information” beginning on page 164. Information presented in this section and otherwise in this proxy statement/prospectus is forward-looking in nature, and, therefore, should be read in light of the factors discussed under the section captioned “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 21.
Q:
Why am I receiving this proxy statement/prospectus?

A:
Gener8 Maritime, Inc., Euronav NV and Merger Sub have entered into the Merger Agreement, pursuant to which, among other things, Merger Sub will merge with and into Gener8, with Gener8 continuing its corporate existence as the Surviving Corporation in the Merger and as a wholly-owned subsidiary of Euronav. You are receiving this proxy statement/prospectus in connection with the solicitation by the Gener8 board of directors of proxies of holders of Gener8 common shares to vote in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger and to mandate Computershare, Inc. and its subsidiary Computershare Trust Company, N.A. to serve as the exchange agent (which we refer to as the “Exchange Agent”), to act as agent for the Merger and to, among other things, act as agent solely in the name and on behalf of and for the account and benefit of the Gener8 shareholders immediately prior to the effective time of the Merger (which we refer to as the “Effective Time”) (other than Gener8, Euronav, Merger Sub or their respective subsidiaries) including holders of restricted stock units of Gener8 (which we refer to as the “Contributing Gener8 Shareholders”), with the right of sub-delegation, for the purpose of facilitating the execution and implementation of the Contribution in Kind (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), including but not limited to representing the Contributing Gener8 Shareholders at the Closing (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), contributing the Surviving Corporation Shares (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A) to Euronav and delivering the Euronav shares being issued as consideration to the Contributing Gener8 Shareholders (which we refer to as the “Merger Consideration”).

Gener8 is holding a Special Meeting to obtain the approval of the Merger Agreement by Gener8 shareholders. Approval of the Merger Agreement by shareholders representing at least a majority of the issued and outstanding Gener8 common shares is required for the completion of the Merger.
This proxy statement/prospectus constitutes both a proxy statement of Gener8 and a prospectus of Euronav. It is a proxy statement because the Gener8 board of directors is soliciting proxies from its shareholders. It is a prospectus because Euronav will issue its Euronav ordinary shares pursuant to the Merger.
Your vote is very important, regardless of the number of shares you own. Accordingly, please submit your proxy whether or not you plan to attend the Special Meeting in person. Proxies must be received by 11:59 p.m. on [•], 2018.
Q:
What am I being asked to vote on?

A:
You are being asked to vote to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the appointment of the Exchange Agent to act as agent solely in the name and on behalf of and for the account and benefit of the Contributing Gener8 Shareholders, with the right of sub-delegation, for the purposes of giving effect to the Contribution in Kind and delivering the Merger Consideration to shareholders. As a condition to the completion of the Merger, holders of a majority of the issued and outstanding Gener8 common shares must approve the Merger Agreement.

If the Merger Agreement is not approved by holders of at least a majority of the issued and outstanding Gener8 common shares, the Merger will not be completed.
Q:
What will I receive for my Gener8 common shares if the Merger is completed?

A:
At the Effective Time, each issued and outstanding Gener8 common share will be canceled and automatically converted into the right to receive 0.7272 of an ordinary share of Euronav (which we refer to as the “Euronav ordinary shares,” and such ratio, the “Exchange Ratio”) in the following manner: (i) each such Gener8 common share will be automatically converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation in the Merger and (ii) each such share of Surviving Corporation will thereafter be contributed to Euronav in exchange for 0.7272 of a Euronav ordinary share (we refer to this as the “Contribution in Kind”).

In order to accomplish this Contribution in Kind, the Exchange Agent will be appointed (and Euronav and Gener8 will enter into an agreement with the Exchange Agent) and will be authorized to act as agent for the Gener8 shareholders, with the right of sub-delegation, for the Merger and to, among other things, act as agent solely in the name and on behalf of and for the account and benefit of the Contributing Gener8 Shareholders, to effect the Contribution in Kind and the delivery of the Merger Consideration to such shareholders.
The aggregate number of Euronav ordinary shares issued pursuant to the Merger may be adjusted if, prior to the Effective Time, the outstanding number of Euronav ordinary shares has changed into a different number of shares or a different class by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, exchange of shares or other similar change or event, in accordance with the Merger Agreement). Any Gener8 common shares held by Gener8, Euronav, Merger Sub or their respective subsidiaries will be canceled and no consideration will be delivered for those canceled shares. The Exchange Ratio and the Merger Consideration will not be adjusted to reflect changes in the price of Gener8 common shares or Euronav ordinary shares prior to the Effective Time.
The value of the Merger Consideration will fluctuate with the market price of Euronav ordinary shares. You should obtain current share price quotations of Euronav ordinary shares, which are listed on the NYSE and Euronext under the symbol “EURN.” Gener8 common shares are listed on the NYSE under the symbol “GNRT.” Based on the closing price of Euronav ordinary shares on the NYSE of  $8.10 on December 20, 2017, the last trading day before the public announcement of the Merger before the open of trading on December 21, 2017, the Exchange Ratio represented approximately $5.89 in Euronav ordinary shares for each Gener8 common share. Based on the closing price of Euronav ordinary shares on the NYSE of  $8.25 on May 2, 2018, the latest practicable date before the date of this proxy statement/prospectus, the Exchange Ratio represented approximately $6.00 in Euronav ordinary shares for each Gener8 common share.
Euronav will not issue any fractional ordinary shares. Instead, each record holder of Gener8 common shares otherwise entitled to a fraction of a Euronav ordinary share will be entitled to receive an amount of cash (without interest, rounded to the nearest whole cent) determined by multiplying the fractional share interest to which the holder would otherwise be entitled by the volume weighted average price per share of Euronav ordinary shares on the NYSE for the three trading days ending on and including the trading day prior to the Effective Time. Holders of Gener8 common shares otherwise entitled to a fraction of a Euronav ordinary share that hold shares through a bank, broker, trustee or other nominee will receive cash in lieu of fractional shares, if any, determined in accordance with the policies of such bank, broker, trustee or other nominee. See “The Merger — Merger Consideration.”
Q:
Where will the Euronav ordinary shares be listed?

A:
Euronav has agreed to apply to list all of the Euronav ordinary shares to be issued in connection with the Merger on the NYSE and on Euronext.

Q:
When and where is the Gener8 Special Meeting?

A:
The Special Meeting of shareholders of Gener8 will be held at the offices of Kramer Levin Naftalis & Frankel LLP, located at 1177 Avenue of the Americas, New York, New York, 10036 on [•], 2018, at [•] a.m. local time, unless adjourned or postponed to a later time and date.

Q:
Who can vote at the Special Meeting?

A:
Shareholders of record as of the close of business on May 3, 2018, the record date for the Special Meeting, are entitled to receive notice of and to vote at the Special Meeting. As of the close of business on the record date, there were 83,267,426 Gener8 common shares issued and outstanding and entitled to vote at the Special Meeting. You may vote all of the Gener8 common shares you owned as of the close of business on the record date. All Gener8 common shares that were outstanding as of the close of business on the record date are entitled to one vote per share.

Some of the Gener8 shareholders hold their shares through a broker, bank, trustee or other nominee rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially:
•
If your Gener8 common shares are registered directly in your name in Gener8’s register of shareholders held with Gener8’s transfer agent, Computershare Trust Company, N.A., then you are considered the shareholder of record of those shares and these proxy materials are being sent directly to you by Gener8. As the shareholder of record, you have the right to grant a proxy or vote in person at the meeting.

•
If your Gener8 common shares are held in a stock brokerage account or otherwise by a broker, bank, trustee or other nominee, then you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by your broker, bank, trustee or other nominee and you are not considered the shareholder of record of those shares. As the beneficial owner, you have the right to direct your broker, bank, trustee or other nominee on how to vote your Gener8 common shares. You are also invited to attend the Special Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a legal proxy in your name from your broker, bank, trustee or other nominee and present it to the inspector of election with your ballot when you vote at the Special Meeting. You would also need to bring to the Special Meeting your account statement or letter from your bank, broker, trustee or other nominee evidencing your beneficial ownership of Gener8 common shares as of the record date and valid government-issued photo identification.

Q:
What shareholder approvals are being sought?

A:
The Merger Agreement is required to be approved by shareholders representing at least a majority of the issued and outstanding Gener8 common shares on the record date for the Special Meeting.

On December 20, 2017, in connection with the entry into the Merger Agreement, Euronav and certain shareholders of Gener8 (which we refer to as the “Covered Shareholders”) representing approximately 42% of the issued and outstanding shares of Gener8 entered into a Shareholder Support and Voting Agreement (which we refer to as the “Voting Agreement”). The Voting Agreement requires the Covered Shareholders to (i) appear (in person or by proxy) at any meeting of the shareholders convened for the purpose of approving the Merger and the Merger Agreement and (ii) provided that neither a transaction advisory committee of the Gener8 board of directors comprised solely of disinterested directors (which we refer to as the “Gener8 Transaction Committee”) nor the Gener8 board has made an Adverse Recommendation Change (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), vote all of their Gener8 common shares (which we refer to as the “Covered Shares”) in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, and against any action that would reasonably be expected to impede the Merger or result in a breach of the Merger Agreement or the Voting Agreement. If either the Gener8 Transaction Committee or the Gener8 board does make an Adverse

Recommendation Change, then the Covered Shareholders are each required to vote 50% of their respective Covered Shares in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, and may vote their remaining Covered Shares in any manner they determine.
In addition, at the request (and expense) of Euronav, certain Gener8 shareholders (the “Proxy Shareholders”) have agreed to grant an irrevocable proxy (which we refer to as the “Proxies”) to a representative of an affiliate of such Proxy Shareholders whereby, subject to the terms and conditions in the Proxies, such representative has the authority to direct the vote of Gener8 common shares owned by the Proxy Shareholders, representing in the aggregate approximately 6% of the issued and outstanding shares of Gener8, at the Special Meeting. In addition, the Proxy Shareholders have agreed, among other things, not to transfer or dispose any of their Gener8 common shares during the term of the Proxies unless the transferee agrees to be bound thereby. Please see the section “The Merger Agreement — Voting Agreement and Proxies”.
As of the date of this proxy statement/prospectus, shareholders representing approximately 48% of the issued and outstanding shares of Gener8, including all of the current directors and executive officers of Gener8 other than Mr. Nicolas Busch, have entered into either the Voting Agreement or the Proxies. A copy of the Voting Agreement is included in the proxy statement/prospectus as Annex B.
Q:
What if I do not vote or do not fully complete my proxy card?

A:
If you do not vote your Gener8 common shares with respect to the proposal to approve the Merger Agreement, including the transactions contemplated thereby, it will have the same effect as a vote AGAINST the proposal. However, if the proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the appointment of the Exchange Agent to act as agent solely in the name and on behalf of and for the account and benefit of the Contributing Gener8 Shareholders, with the right of sub-delegation, is approved and the Merger is completed, each of your Gener8 common shares will be canceled and automatically converted into the right to receive 0.7272 of a Euronav ordinary share, even though you did not vote. See “— What will I receive for my Gener8 common shares if the Merger is completed?” If you are a shareholder of record and you properly sign, date and return a proxy card, but without specifying the manner in which you would like your Gener8 common shares to be voted with respect to the Merger Agreement proposal, your Gener8 common shares will be voted “FOR” approval of the Merger Agreement.

Q:
What do I need to do now?

A:
If you are a shareholder of record, after carefully reading and considering the information contained in, and incorporated by reference into, this document, please complete, date, sign and return the enclosed proxy card. See “The Special Meeting — Voting; Proxies; Revocation.” Your vote is very important, regardless of the number of shares you own. Accordingly, please submit your proxy whether or not you plan to attend the Special Meeting in person. Proxies must be received by Gener8’s proxy solicitor no later than 11:59 p.m. on [•], 2018.

If you are a beneficial owner, you should instruct your bank, broker, trustee or other nominee to vote your Gener8 common shares. If you do not instruct your bank, broker, trustee or other nominee, it will not be able to vote your Gener8 common shares. Please check with your bank, broker, trustee or other nominee and follow the voting procedures it provides. Your bank, broker, trustee or other nominee will advise you whether you may submit voting instructions by telephone or via the Internet. See “The Special Meeting — Voting; Proxies.”
Q:
May I change or revoke my vote after I have submitted a proxy?

A:
Yes. If your Gener8 common shares are registered directly in your name, you may change or revoke your vote after you have submitted your proxy by any of the following methods:

•
by writing a letter delivered to Gener8 Maritime, Inc., 299 Park Avenue, Second Floor, New York, New York 10171, attention: Leonard J. Vrondissis, Secretary, stating that the proxy is revoked;

v

•
by submitting a later proxy that Gener8 receives no later than the conclusion of voting at the Special Meeting;

•
by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not, by itself, revoke a proxy); or

•
voting again via the Internet or by telephone (only the last vote cast by each shareholder of record will be counted), provided that you do so before 11:59 p.m. Eastern Daylight Time on the day before the Special Meeting.

If your Gener8 common shares are held in “street name” by a bank, broker, trustee or other nominee, you must follow the directions you receive from your bank, broker, trustee or other nominee in order to change or revoke your vote and be aware of any deadlines for the receipt of those instructions.
Q:
If I want to attend the Special Meeting, what do I do?

A:
You should come to the offices of Kramer Levin Naftalis & Frankel LLP, located at 1177 Avenue of the Americas, New York, New York, 10036 at [•] a.m. local time, on [•], 2018. If you hold your Gener8 common shares in “street name,” you will need to bring your account statement or letter from your bank, broker, trustee or other nominee evidencing your beneficial ownership of Gener8 common shares as of the record date and valid government-issued photo identification to be admitted to the meeting. Shareholders of record as of the record date for the Special Meeting can vote in person at the Special Meeting. If your Gener8 common shares are held in “street name,” then you are not the shareholder of record and you must bring to the Special Meeting, in addition to the account statement or letter from your bank, broker, trustee or other nominee evidencing your beneficial ownership of Gener8 common shares as of the record date and valid government-issued photo identification, a legal proxy in your name from your broker, bank, trustee or other nominee and present it to the inspector of election with your ballot.

Q:
What happens if I transfer or sell my Gener8 common shares before the Special Meeting or before completion of the Merger?

A:
If you transfer or sell your Gener8 common shares after the record date but before the Special Meeting, you will retain your right to vote at the Special Meeting. However, you will have transferred the right to receive your respective portion of the Merger Consideration. In order to receive the Merger Consideration, you must hold your Gener8 common shares through the Effective Time of the Merger.

Q:
What if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you hold your Gener8 common shares in more than one brokerage account, if you hold shares directly as a holder of record and also in “street name,” or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your Gener8 common shares are voted.

Q:
When is the Merger expected to be completed?

A:
Euronav and Gener8 are working to complete the Merger as quickly as possible. Assuming the satisfaction or waiver of all of the conditions to the Merger set forth in the Merger Agreement, Gener8 and Euronav expect to complete the Merger in the second quarter of 2018. The Merger Agreement contains an end date of June 30, 2018 for the completion of the Merger (which can be extended to July 31, 2018 in certain circumstances as set forth in the Merger Agreement). For a discussion of the conditions to the completion of the Merger, see the sections “The Merger Agreement — Conditions to the Merger Agreement.”

Q:
Following the completion of the Merger, what percentage of outstanding Euronav ordinary shares will Gener8 shareholders and holders of restricted stock units of Gener8 own?

A:
Following the completion of the Merger and the Contribution In Kind, the Contributing Gener8 Shareholders will own approximately 28% of the outstanding Euronav ordinary shares.

Q:
What are the material United States federal income tax consequences of the Merger to holders of Gener8 common shares?

A:
For a U.S. Holder (as defined in “Material Tax Considerations”), the Merger should be treated for United States (“U.S.”) federal income tax purposes as a tax-free exchange of Gener8 common shares for Euronav ordinary shares in the Merger. Generally, for U.S. federal tax purposes, a U.S. Holder should not recognize gain or loss upon the exchange of Gener8 common shares for Euronav ordinary shares. Cash may be paid in lieu of fractional shares, in which case a U.S. Holder (as defined in “Material Tax Considerations”) may recognize taxable gain or loss with respect to such fractional shares.

A Non-U.S. Holder (as defined in “Material Tax Considerations”) should not recognize gain or loss upon the exchange of Gener8 common shares for Euronav ordinary shares for U.S. federal income tax purposes. A Non-U.S. Holder receiving cash in lieu of fractional shares may recognize taxable gain or loss with respect to such fractional shares in certain circumstances.
See the section “Material Tax Considerations” for a discussion of the material U.S. federal income tax consequences of  (i) the Merger and (ii) owning and disposing of Euronav ordinary shares.
Q:
Are there risks I should consider in deciding whether to vote for the Merger Agreement?

A:
Yes. There is a non-exhaustive list of risk factors that you should consider carefully in connection with the Merger. See “Risk Factors” beginning on page 23.

Q:
How will Gener8 common shareholders receive the Merger Consideration?

A:
Following the Merger, if you are a shareholder at the Effective Time of the Merger, you will receive a letter of transmittal and instructions on how to obtain the Merger Consideration. You will receive your respective portion of the Merger Consideration after the Exchange Agent receives your properly completed letter of transmittal and/or such other documents that may be required by the Exchange Agent. See section “The Merger — Conversion of Gener8 common shares; Exchange of Certificates.” See section “— What will I receive for my Gener8 common shares if the Merger is completed?”

Q:
Do I have dissenters’ or appraisal rights for my Gener8 common shares in connection with the Merger?

A:
No. Gener8 shareholders are not entitled to dissenters’ rights under the Business Corporations Act of the Marshall Islands (which we refer to as the “BCA”) as Gener8’s shares are listed on the NYSE.

Q:
What will happen in the Merger to Gener8 share options?

A:
At the Effective Time of the Merger, each then outstanding Gener8 share option (whether or not then vested and exercisable) will terminate and be canceled in exchange for the right to receive the Option Consideration (as defined in “The Merger Agreement — Effect on Gener8 Share Options”), less any applicable withholding taxes. If the exercise price applicable to the Gener8 common shares underlying the Gener8 share option is equal to or greater than the value of the Merger Consideration applicable to such underlying shares, such share option will terminate and be canceled in exchange for no consideration. At the Effective Time of the Merger, each holder of a Gener8 share option will cease to have any rights with respect thereto, except the right to receive the Option Consideration related to such Gener8 share option pursuant to the Merger Agreement. For a full description of the treatment of Gener8 Share Options, please see the section “The Merger Agreement — Effect on Gener8 Share Options.”

Q:
What will happen in the Merger to Gener8 restricted stock units?

A:
At the Effective Time of the Merger, each then outstanding Gener8 restricted stock unit will become fully vested and will terminate and be canceled in exchange for the right to receive 0.7272 of a Euronav ordinary shares, less any applicable withholding taxes in the following manner: (i) each such Gener8 restricted stock unit will be automatically converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation in the Merger and (ii) each such share of Surviving

Corporation will thereafter be contributed to Euronav in exchange for 0.7272 of a Euronav ordinary share as part of the Contribution in Kind. For a full description of the treatment of Gener8 restricted stock units, please see the section “The Merger Agreement — Effect on Gener8 Restricted Stock Units.”
Q:
What will happen if the Merger is not completed?

A:
If the Merger is not completed for any reason, you will not receive any consideration for your Gener8 common shares, and Gener8 will remain an independent company with its common shares traded on the NYSE.

Q:
Who can help to answer my additional questions about the Merger or voting procedures?

A:
If you have more questions about the Merger, including the procedures for voting your Gener8 common shares, you should contact D.F. King & Co., Inc., Gener8’s proxy solicitor at 48 Wall Street New York, NY 10005, or by e-mail to gnrt@dfking.com. If a bank, broker, trustee or other nominee holds your Gener8 common shares, then you should also contact your bank, broker, trustee or other nominee for additional information.

SUMMARY
This summary highlights information contained elsewhere in this proxy statement/prospectus and does not contain all of the information that might be important to you. Euronav NV and Gener8 Maritime Inc. and their respective subsidiaries urge you to read carefully the remainder of this proxy statement/prospectus, including the attached annexes and the documents incorporated by reference into this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions in the section “Where You Can Find More Information.” Each item in this summary includes a page reference to direct you to a more complete description of the topic presented in this summary.
Information about the Parties to the Merger Agreement
Euronav NV (page 121)
Euronav NV, a Belgian corporation, is a fully-integrated provider of international maritime shipping and offshore services engaged primarily in the transportation and storage of crude oil. As of May 2, 2018, Euronav owned or operated a modern fleet of 53 vessels (including four chartered-in vessels and two newbuildings expected to be delivered in 2018) with an aggregate carrying capacity of approximately 13.4 million deadweight tons, or dwt, consisting of 28 very large crude carriers, or VLCCs, 1 V-plus, 22 Suezmax vessels (including two newbuildings under construction as of May 2, 2018), and two floating, storage and offloading vessels, or FSOs (in which Euronav holds a 50% ownership interest). The average age of Euronav’s fleet as of May 2, 2018 was approximately 8.7 years, as compared to an industry average age as of May 2, 2018 of approximately 9.4 years for the VLCC fleet and 9.4 years for the Suezmax fleet.
Euronav’s ordinary shares are listed on the NYSE and Euronext under the symbol “EURN.”
Additional information about Euronav and its subsidiaries can be found on Euronav’s website at https://www.euronav.com/en/. The information contained in, or that can be accessed through, Euronav NV’s website is not incorporated into, and does not constitute part of, this proxy statement/prospectus. For additional information about Euronav, see “Where You Can Find More Information.” The mailing address of Euronav NV is De Gerlachekaai 20, 2000, Antwerpen Belgium, and the telephone number is 001-32-3-247-4411.
Gener8 Maritime, Inc. (page 122)
Gener8 Maritime, Inc. a corporation incorporated under the laws of the Republic of the Marshall Islands, is a leading U.S.-based provider of international seaborne crude oil transportation services, resulting from a transformative merger between General Maritime Corporation, a well-known tanker owner, and Navig8 Crude Tankers Inc., a company sponsored by the Navig8 Group, an independent vessel pool manager. General Maritime Corporation was founded in 1997 by Gener8’s Chairman and Chief Executive Officer, Peter Georgiopoulos, and has been an active owner, operator and consolidator in the crude tanker sector. As of May 2, 2018, Gener8 owned a fleet of 29 tankers on the water, consisting of 21 VLCC vessels, six Suezmax vessels, and two Panamax vessels, with an aggregate carrying capacity of approximately 7.4 million dwt, which includes 19 “eco” VLCC newbuildings delivered from 2015 through 2017 equipped with advanced, fuel-saving technology, that were constructed at highly reputable shipyards.
Gener8’s common shares are listed on the NYSE under the symbol “GNRT.”
Additional information about Gener8 Maritime, Inc. and its subsidiaries can be found on Gener8 Maritime, Inc.’s website at www.gener8maritime.com. The information contained in, or that can be accessed through, Gener8 Maritime, Inc.’s website is not incorporated into, and does not constitute part of, this proxy statement/prospectus. For additional information about Gener8, see “Where You Can Find More Information.” The mailing address of Gener8 Maritime, Inc. is 299 Park Avenue, Second Floor, New York, New York 10171 and the telephone number at that address is +1 (212) 763-5600.
Risk Factors (page 23)
The Merger and an investment in Euronav ordinary shares involve risks, some of which are related to the Merger. In considering the Merger and the Merger Agreement, you should carefully consider the information about these risks set forth under the section “Risk Factors,” together with the other information included or incorporated by reference in this proxy statement/prospectus.

The Merger (page 43)
On December 20, 2017, Euronav, Gener8, and Merger Sub entered into the Merger Agreement, which is the agreement governing the Merger. Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Gener8, with Gener8 continuing its corporate existence under the BCA as the Surviving Corporation and as a direct wholly-owned subsidiary of Euronav. Upon completion of the Merger, Gener8 common shares will no longer be publicly traded.
Assumption of Indebtedness (page 43)
If the Merger is completed, Euronav will assume certain existing indebtedness of Gener8. Euronav intends to assume an aggregate amount of  $1,358.0 million of existing indebtedness (which was the amount outstanding as of December 31, 2017) in connection with the completion of the Merger.
In connection with the completion of the Merger, Gener8 is required to obtain (i) the consent of the required parties under its applicable credit agreements to (1) permit Euronav’s ownership of Gener8’s equity interests; (2) remove the requirement that each of Peter Georgiopoulos, Gary Brocklesby and Nicolas Busch remain a director of Gener8; (3) permit the Merger; (4) permit the payment in full of Gener8’s indebtedness to certain affiliates of BlueMountain Capital Management, LLC, or BlueMountain, and (5) remove the requirement that Gener8’s common shares remain listed on the New York Stock Exchange; and (ii) such other amendments, consents and waivers under its applicable credit agreements and related transaction documents in order to allow the Merger to be properly entered into and documented without causing a breach of any of the terms of such agreements (we refer to the consents described in this paragraph, collectively, as the “Specified Approvals”). The parties have obtained the Specified Approvals. For a full description of the Specified Approvals, please see the section “The Merger — Assumption of Indebtedness.” For a discussion of Gener8’s loan covenants and other waivers obtained by Gener8 please see “Information About Gener8 — Gener8 Loan Covenants.”
Euronav is in advanced negotiations with the lenders under the KEXIM Credit Agreement and the Nordea Credit Agreement to amend such facilities following completion of the Merger to include Euronav as a guarantor and to revise the covenant compliance testing to apply on a Combined Company basis. Euronav cannot provide any assurance that these lenders will agree to any of these amendments or that these amendments will be entered into. The Sinosure Credit Agreement is expected to be assumed or repaid by International Seaways, Inc., or International Seaways, in connection with the Sale of the VLCCs to International Seaways in connection with the closing of the Merger, although Euronav can provide no assurance that this will be the case. Accordingly, Euronav does not believe further amendments or waivers to the Sinosure Credit Agreement are required. Please see “Related Agreements — Sale of VLCCs to International Seaways.”
Pursuant to a letter agreement among Gener8, Gener8 Maritime Subsidiary V Inc., and certain affiliates of BlueMountain, dated December 20, 2017, or the BlueMountain Agreement, Gener8’s Senior Unsecured Notes due 2020, or the Senior Notes, issued by Gener8 to certain affiliates of BlueMountain, will be prepaid and redeemed in full contemporaneously with the Closing of the Merger. As of December 31, 2017, the Senior Notes have a carrying value of  $194.4 million. Euronav expects the prepayment of the Senior Notes to be approximately $207.0 million (which includes a 1% prepayment penalty), which Euronav expects to finance in full with cash on hand and drawings under its credit facilities.
Merger Consideration (page 44)
At the Effective Time, each issued and outstanding Gener8 common share will be canceled and automatically converted into the right to receive 0.7272 of a Euronav ordinary share. The aggregate number of Euronav ordinary shares issued pursuant to the Merger (may be adjusted if, prior to the Effective Time, the outstanding number of Euronav ordinary shares has changed into a different number of shares or a different class by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, exchange of shares or other similar change or event, in accordance with the Merger Agreement). Additionally, any Gener8 common shares held by Gener8, Euronav, Merger Sub or their respective subsidiaries will be canceled and no Merger Consideration or other consideration will be delivered for those canceled shares. The Exchange Ratio will not be adjusted to reflect changes in the price of Gener8 common shares or Euronav ordinary shares prior to the Effective Time. Euronav has agreed to apply to list all of the Euronav ordinary shares to be issued in connection with the Merger on the NYSE and on Euronext.
Euronav will not issue any fractional ordinary shares. Instead, each record holder of Gener8 common shares otherwise entitled to a fraction of a Euronav ordinary share will be entitled to receive an amount of cash (without interest, rounded to the nearest whole cent) determined by multiplying the fractional share interest to which the holder would otherwise be entitled by the volume weighted average price per share of Euronav ordinary shares on the NYSE for the three trading days ending on and including the trading day prior to the Effective Time. Holders of Gener8 common shares otherwise entitled to a fraction of a Euronav ordinary share that hold shares through a bank, broker, trustee or other nominee shall receive cash in lieu of fractional shares, if any, determined in accordance with the policies of such bank, broker, trustee or other nominee.
Comparative Market Prices and Share Information (page 19)
The value of the Merger Consideration will fluctuate with the market price of Euronav ordinary shares. You should obtain current share price quotations for Euronav ordinary shares, which are listed on the NYSE and Euronext under the symbol “EURN”. Gener8 common shares are listed on the NYSE under the symbol “GNRT.” The last traded value of the Gener8 common shares on the NYSE was $5.84 per share on May 2, 2018, the latest practicable date before the date of this proxy statement/prospectus. On December 20, 2017, the last trading day before the public announcement of the Merger Agreement before the open of trading on December 21, 2017, the closing price of Euronav ordinary shares on the NYSE was $8.10 per share. Based on the foregoing, the aggregate consideration was $492.6 million. Based on the closing price of Euronav ordinary shares on the NYSE of  $8.25 on May 2, 2018, the latest practicable date before the date of this proxy statement/prospectus, the aggregate consideration was $501.7 million.
Treatment of Gener8 Share Options (page 45)
Upon the Effective Time of the Merger, by virtue of the Merger and without any action on the part of any holder of Gener8 share options, each then outstanding Gener8 share option (whether or not then vested and exercisable) will terminate and be canceled in exchange for the right to receive the Option Consideration (as defined in “The Merger Agreement — Effect on Gener8 Share Options”), less any applicable withholding taxes. If the exercise price applicable to the Gener8 common shares underlying the Gener8 share option is equal to or greater than the value of the Merger Consideration applicable to such underlying shares, such share option will terminate and be canceled in exchange for no consideration. As of the Effective Time of the Merger, each holder of a Gener8 share option will cease to have any rights with respect thereto, except the right to receive the Option Consideration related to such Gener8 share option pursuant to the Merger Agreement. For a full description of the treatment of Gener8 Share Options, please see the section “The Merger Agreement — Effect on Gener8 Share Options.”
Treatment of Gener8 Restricted Stock Units (page 46)
Upon the Effective Time of the Merger, by virtue of the Merger and without any action on the part of any holder of Gener8 restricted stock units, each then outstanding Gener8 restricted stock unit will become fully vested and will terminate and be canceled in exchange for the right to receive 0.7272 of a Euronav ordinary share, less any applicable withholding taxes. For a full description of the treatment of Gener8 restricted stock units, please see the section “The Merger Agreement — Effect on Gener8 Restricted Stock Units.”
Reasons for the Merger (page 59)
Euronav Board of Directors (page 59)
For the factors considered by the Euronav board of directors in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, please see the section “The Merger — Euronav’s Reasons For the Merger” beginning on page 59 of this proxy statement/prospectus.

Gener8 Board of Directors (page 61)
For the factors considered by the Gener8 board of directors in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolving to recommend that the Gener8 shareholders vote to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, please see the sections “Summary — Gener8 Board of Directors’ Recommendation” set forth below and “The Merger — Gener8’s Reasons for the Merger; Recommendation of Gener8’s Board of Directors — Gener8 Transaction Committee” beginning on page 61 of this proxy statement/prospectus.
Gener8 Board of Directors’ Recommendation (page 61)
The Gener8 board of directors constituted the Gener8 Transaction Committee comprised of Mr. Steven Smith, Mr. Ethan Auerbach and Mr. Adam Pierce, for the purpose of considering, evaluating, negotiating and making recommendations to the Gener8 board of directors regarding potential financing transactions and/or strategic transactions, including with Euronav, Company A and Company E, as well as alternative strategic transactions and/or financing transactions and considering, evaluating and making recommendations to the Gener8 board of directors regarding the commercial terms, management arrangements, terms of any financing and other matters relating to the foregoing transactions. The Gener8 Transaction Committee has unanimously determined that it is fair to and in the best interests of Gener8 and its shareholders to enter into the Merger, the Merger Agreement and the transactions contemplated thereby, and recommended to the Gener8 board that the Gener8 board approve the same.
In the course of reaching its determination and making the recommendation described above, the Gener8 Transaction Committee considered a number of factors. Those factors are described in the section “The Merger — Gener8’s Reasons for the Merger; Recommendation of Gener8’s Board of Directors — Gener8 Transaction Committee” beginning on page 61 of this proxy statement/prospectus and include, among others, factors, benefits and risks relating to the value of the Merger Consideration, the capital structure of Gener8 and the Combined Company, the terms and conditions of the Merger Agreement and the financial analyses and presentation prepared by UBS and the related opinion of UBS, delivered to the Gener8 board of directors and the Gener8 Transaction Committee, dated December 20, 2017 (see the section captioned “Opinion of UBS, Gener8’s Financial Advisor”).
On the basis of the Gener8 Transaction Committee’s recommendation, the Gener8 board of directors (with Peter C. Georgiopoulos, Dan Ilany and Nicolas Busch abstaining due to potential conflicts of interest), among other things, determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Gener8 and its shareholders, declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolved to recommend that the Gener8 shareholders vote to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.
In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolving to recommend that the Gener8 shareholders vote to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, the Gener8 board of directors considered a number of factors which are described in the section “The Merger — Gener8’s Reasons for the Merger; Recommendation of Gener8’s Board of Directors  — Gener8 Transaction Committee” beginning on page 61 of this proxy statement/prospectus and include, among others, factors, benefits and risks relating to the value of the Merger Consideration, capital structure of Gener8 and the Combined Company, the terms and conditions of the Merger Agreement, the unanimous determination and recommendation of the Gener8 Transaction Committee and the financial analyses and presentation prepared by UBS and the related opinion of UBS, delivered to the Gener8 board of directors and the Gener8 Transaction Committee, dated December 20, 2017 (see the section captioned “Opinion of UBS, Gener8’s Financial Advisor”). The Gener8 board of directors recommends that you vote “FOR” the approval of the Merger Agreement and the transactions contemplated thereby.
In considering the recommendation of the Gener8 board of directors, Gener8 shareholders should be aware that some of Gener8 directors and executive officers may have interests in the Merger that are different from, or in addition to, their interests as Gener8 shareholders. See “The Merger — Interests of Gener8 Directors and Executive Officers in the Merger.”

Opinion of UBS, Gener8’s Financial Advisor (page 66)
On December 20, 2017, at a meeting of the Gener8 board of directors held to evaluate the Merger, UBS Securities LLC, which we refer to as UBS, delivered to the Gener8 Transaction Committee and the Gener8 board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated December 20, 2017, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the Exchange Ratio provided for in the Merger was fair, from a financial point of view, to holders of Gener8 common shares. The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. The opinion is attached to this proxy statement/prospectus as Annex C and is incorporated herein by reference. UBS’ opinion was provided for the benefit of the Gener8 Transaction Committee and the Gener8 board of directors in connection with, and for the purpose of, their evaluation of the Merger and addresses only the fairness of the Exchange Ratio in the Merger from a financial point of view and does not address any other aspect of the Merger or any related transaction. The opinion does not address the relative merits of the Merger or any related transaction as compared to other business strategies or transactions that might be available with respect to Gener8 or Gener8’s underlying business decision to effect the Merger or any related transaction. The opinion does not constitute a recommendation to any shareholder as to how to vote or act with respect to the Merger or any related transaction. Holders of shares of Gener8 common shares are encouraged to read UBS’ opinion carefully in its entirety. See the section captioned “The Merger — Opinion of UBS, Gener8’s Financial Advisor” beginning on page 66.
The Special Meeting (page 40)
The Special Meeting of shareholders of Gener8 will be held at the offices of Kramer Levin Naftalis & Frankel LLP located at 1177 Avenue of the Americas, New York, NY, 10036 on [•], 2018, at [•] a.m. local time, unless adjourned or postponed to a later time. At the Special Meeting, holders of Gener8 common shares will be asked to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the appointment of the exchange agent to act as agent for the Merger and to, among other things, act as agent solely in the name and on behalf of and for the account and benefit of the Contributing Gener8 Shareholders, with the right of sub-delegation for the purpose of facilitating the execution and implementation of the Contribution in Kind (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), including but not limited to representing the Contributing Gener8 Shareholders at the Closing (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), contributing the Surviving Corporation Shares (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A) to Euronav by way of a Contribution in Kind and delivering the Merger Consideration to the Contributing Gener8 Shareholders.
The Merger Agreement is required to be approved by shareholders representing at least a majority of the issued and outstanding Gener8 common shares on the record date for the Special Meeting. Shareholders of record as of the close of business on May 3, 2018, the record date for the Special Meeting, are entitled to receive notice of and to vote at the Special Meeting. As of the close of business on the record date, there were 83,267,426 Gener8 common shares issued and outstanding and entitled to vote at the Special Meeting. All Gener8 common shares that were outstanding as of the close of business on the record date are entitled to one vote per share.
Pursuant to the Voting Agreement, the Covered Shareholders, representing approximately 42% of the issued and outstanding shares of Gener8, have agreed, subject to the terms and conditions of the Voting Agreement, to (i) appear (in person or by proxy) at the Special Meeting, and (ii) vote all of their Covered Shares in favor of the Merger, the Merger Agreement and the transactions contemplated thereby at the Special Meeting. In the case of the Covered Securities, if either the Gener8 Transaction Committee or the Gener8 board of directors makes an Adverse Recommendation Change regarding the Merger, then such shareholders will each vote 50% of their respective Covered Shares in favor of the Merger, the Merger Agreement and the transactions contemplated thereby at the Special Meeting, and may vote their remaining Covered Shares in any manner they determine.
In addition, at the request (and expense) of Euronav, the Proxy Shareholders have agreed to grant to a representative of an affiliate of such Proxy Shareholders whereby, subject to the terms and conditions in the

Proxies, such representative has the authority to direct the vote of Gener8 common shares owned by the Proxy Shareholders, representing in the aggregate approximately 6% of the issued and outstanding shares of Gener8, at the Special Meeting. In addition, the Proxy Shareholders have agreed, among other things, not to transfer or dispose any of their Gener8 common shares during the term of the Proxies unless the transferee agrees to be bound thereby. None of Euronav, Gener8 or any of their respective subsidiaries is a party to the Proxies. Please see the section “The Merger Agreement — Voting Agreement and Proxies”.
As of the date of this proxy statement/prospectus, shareholders representing approximately 48% of the issued and outstanding shares of Gener8, including all of the current directors and executive officers of Gener8 other than Mr. Nicolas Busch, have entered into either the Voting Agreement or the Proxies.
Material Tax Considerations (page 143)
For a U.S. Holder (as defined in “Material Tax Considerations”), the Merger should be treated for United States (“U.S.”) federal income tax purposes as a tax-free exchange of Gener8 common shares for Euronav ordinary shares in the Merger. Generally, for U.S. federal tax purposes, a U.S. Holder should not recognize gain or loss upon the exchange of Gener8 common shares for Euronav ordinary shares. Cash may be paid in lieu of fractional shares, in which case a U.S. Holder (as defined in “Material Tax Considerations”) may recognize taxable gain or loss with respect to such fractional shares.
A Non-U.S. Holder (as defined in “Material Tax Considerations”) should not recognize gain or loss upon the exchange of Gener8 common shares for Euronav ordinary shares for U.S. federal income tax purposes. A Non-U.S. Holder receiving cash in lieu of fractional shares may recognize taxable gain or loss with respect to such fractional shares in certain circumstances.
See “Material Tax Considerations” for a discussion of the material U.S. federal income tax consequences of  (i) the Merger and (ii) owning and disposing of Euronav ordinary shares.
Key Terms of the Merger Agreement
Conditions to the Merger Agreement (page 100)
As more fully described in this proxy statement/prospectus and in the Merger Agreement, the obligations of Euronav and Gener8 to complete the Merger are subject to the satisfaction of the following conditions:
•
no applicable law or order preventing or prohibiting the consummation of the Merger shall be in effect;

•
the Gener8 Shareholder Approval shall have been obtained;

•
the registration statement, of which this proxy statement/prospectus forms a part, shall have become effective under the U.S. Securities Act of 1933, as amended (which we refer to as the “U.S. Securities Act”) and shall not be subject to any stop order suspending the effectiveness of the registration statement or any proceedings initiated by the SEC seeking any such stop order; and

•
the Euronav ordinary shares included in the Merger Consideration shall have been approved for listing on the NYSE, subject to completion of the Merger and official notice of issuance.

The obligation of Gener8 to effect the Merger is further subject to the satisfaction or waiver by Gener8 of the following additional conditions:
•
the representations and warranties of Euronav and Merger Sub in the Merger Agreement shall be true and correct as of the closing of the Merger (which we refer to as the “Closing”), subject to certain standards, including materiality and material adverse effect qualifications described in the Merger Agreement;

•
all required filings shall have been made and all required approvals shall have been obtained (or waiting periods expired or terminated) under any antitrust laws applicable to the Merger;

•
receipt by Gener8 of all of the Specified Approvals on or prior to the Closing or Euronav shall have demonstrated to the reasonable satisfaction of the Gener8 Transaction Committee that Euronav has available, or will have available at the Closing, alternative financing sufficient to refinance any indebtedness for which the Specified Approvals are not obtained;

•
Euronav and Merger Sub shall have performed and complied with, in all material respects, all of the covenants and obligations required to be performed or complied with by them under the Merger Agreement on or prior to the date of Closing;

•
from the date of the Merger Agreement through the Closing, no event has occurred that has had a Parent Material Adverse Effect (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A);

•
Euronav shall have delivered to Gener8 a certificate of an executive officer of Euronav that certain of the above conditions have been satisfied and certifying as to the aggregate outstanding indebtedness of Euronav and its subsidiaries, as of the date of the Closing; and

•
Euronav shall have delivered to Gener8 a true and complete copy of each of the special report on the Contribution in Kind drawn up by the Euronav board of directors and unqualified the special report on such Contribution in Kind drawn up by Euronav’s auditors, each in accordance with article 602 of the Belgian Companies Code.

The obligations of Euronav and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver) by Euronav of the following additional conditions:
•
the representations and warranties of Gener8 in the Merger Agreement shall be true and correct as of the Closing, subject to certain standards, including materiality and material adverse effect qualifications described in the Merger Agreement;

•
all required filings shall have been made and all required approvals shall have been obtained under any antitrust laws applicable to the Merger;

•
receipt by Euronav of all of the Specified Approvals on or prior to the Closing;

•
Gener8 shall have performed and complied, in all material respects, with each of the covenants and obligations required to be performed by it under the Merger Agreement on or prior to the date of the Closing;

•
from the date of the Merger Agreement through the Closing, no event has occurred that has had a Company Material Adverse Effect (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A); and

•
Gener8 shall have delivered to Euronav a certificate of an executive officer of Gener8 that certain of the above conditions have been satisfied and certifying as to the aggregate outstanding indebtedness of Gener8 and its subsidiaries comprising the total long-term debt as of the date of the Closing.

No Solicitation by Gener8 of Alternative Proposals; Withdrawal of Board Recommendation (page 97)
As more fully described in this proxy statement/prospectus and in the Merger Agreement, and subject to the exceptions summarized below, Gener8 has agreed, subject to certain exceptions, not to (and to cause its subsidiaries and use reasonable best efforts to cause its and their representatives not to), among other things, directly or indirectly:
•
solicit, initiate or knowingly take any action to facilitate or encourage or assist any inquiries or the making of any Acquisition Proposal (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A);

•
enter into or participate in any discussions or negotiations with, or furnish any information relating to Gener8 or its subsidiaries or afford access to the business, properties, assets, personnel books or records of Gener8 to any third-party with respect to inquiries regarding, or the making of, an Acquisition Proposal;

•
qualify, withdraw, modify or amend in a manner adverse to Euronav, the recommendation of either the Gener8 board of directors or the Gener8 Transaction Committee, or recommend any other Acquisition Proposal, or publicly propose to do any of the foregoing;

•
approve, endorse, recommend or enter into (or agree or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar agreement relating to an Acquisition Proposal, with the exception of a confidentiality agreement with a permitted third-party; or

•
grant any waiver, amendment or release under any standstill or confidentiality agreement or takeover statute or similar provision contained in Gener8’s charter documents other than a waiver of the obligations of third parties existing as of the date of the Merger Agreement not to seek from Gener8 any waiver of such third parties’ standstill obligations and granting a limited waiver if requested solely to enable such third parties to make an Acquisition Proposal to the Gener8 board of directors.

Under the terms of the Merger Agreement, Gener8 has agreed to (and to cause its subsidiaries to and instruct and use reasonable best efforts to cause its and their representatives to) immediately cease any existing solicitations, discussions or negotiations, if any, with any third-party that may have been ongoing with respect to an Acquisition Proposal conducted prior to December 20, 2017. Gener8 agreed to also request such third parties to promptly return or destroy all confidential information concerning Gener8 and its subsidiaries prior to December 20, 2017.
However, the Gener8 board of directors and the Gener8 Transaction Committee may, subject to certain conditions, qualify, withdraw, or modify or amend in a manner adverse to Euronav, the recommendation of either the Gener8 board of directors or the Gener8 Transaction Committee, or recommend any other Acquisition Proposal or publicly propose to do any of the foregoing if, in connection with the receipt of an Acquisition Proposal, the Gener8 board of directors or the Gener8 Transaction Committee determine in good faith that (i) such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A) and (ii) a failure of the Gener8 board of directors or the Gener8 Transaction Committee to take such action is reasonably likely to be inconsistent with its fiduciary duties to Gener8’s shareholders under applicable law. In addition, the Gener8 board of directors and the Gener8 Transaction Committee may, subject to certain exceptions and conditions, make an Adverse Recommendation Change if, in connection with a material fact, event, change, development or set of circumstances (other than an Acquisition Proposal) affecting the business, assets or operations of Gener8 and occurring after December 20, 2017 that was not known or reasonably foreseeable by the Gener8 board of directors or the Gener8 Transaction Committee as of or prior to December 20, 2017, it determines in good faith that a failure of the Gener8 board of directors or the Gener8 Transaction Committee to take such action is reasonably likely to be inconsistent with its fiduciary duties to Gener8’s shareholders under applicable law.
Termination of the Merger Agreement (page 101)
The Merger Agreement provides for certain termination rights for Euronav and Gener8 (even after the receipt of the Gener8 Shareholder Approval). The Merger Agreement may be terminated at any time prior to the Effective Time of the Merger by mutual written agreement of Euronav and Gener8; or by either Euronav or Gener8, if:
•
the Effective Time of the Merger has not occurred on or before June 30, 2018 (which we refer to, as it may be extended, as the “End Date”); provided, that (1) if the Special Meeting shall not have occurred by such date and all other conditions to the Merger (other than obtaining Gener8 Shareholder Approval) shall have been satisfied or are capable of being satisfied by such date, then Euronav or Gener8 may extend the End Date to July 31, 2018 (unless the failure by the party proposing to extend the End Date to perform its obligations contained in the Merger Agreement is the principal cause of, or resulted in, the failure to consummate the Merger on or prior to the End Date), and (2) if the Special Meeting shall have been adjourned or postponed, the End Date will be extended by the period that the Special Meeting is adjourned or postponed;

•
the Gener8 Shareholder Approval has not been obtained after a vote has been taken and completed; or

•
any law or order prohibits any party from consummating the Merger and such prohibition shall have become final and not appealable.

The Merger Agreement may also be terminated by Euronav, if:
•
an Adverse Recommendation Change has occurred;

•
Gener8 shall have entered into a binding agreement (other than a confidentiality agreement) relating to any Acquisition Proposal;

•
prior to the taking of a vote to obtain the Gener8 Shareholder Approval, Gener8 intentionally and materially breaches any of its non-solicitation obligations under the Merger Agreement; or

•
Gener8 fails to perform any covenant or agreement (other than the non-solicitation obligations) in the Merger Agreement or any representation or warranty of Gener8 is untrue and in either case such failure has resulted or would reasonably be expected to result in a failure of certain conditions and has not been cured by the earlier of the End Date and twenty (20) days after the giving of written notice to Gener8 of such failure.

The Merger Agreement may also be terminated by Gener8 if:
•
Euronav fails to perform any covenant or agreement or any representation or warranty of Euronav or Merger Sub in the Merger Agreement is untrue and in either case such failure has resulted or would reasonably be expected to result in a failure of certain conditions and has not been cured by the earlier of the End Date and twenty (20) days after the giving of written notice to Euronav of such failure.

Voting Agreement and Proxies (page 104)
In connection with the entry into the Merger Agreement, Euronav and the Covered Shareholders entered into the Voting Agreement. The Voting Agreement requires the Covered Shareholders, representing approximately 42% of the issued and outstanding shares of Gener8 to (i) appear (in person or by proxy) at any meeting of the shareholders convened for the purpose of approving the Merger and the Merger Agreement and (ii) so long as neither the Gener8 Transaction Committee nor the Gener8 board of directors has made an Adverse Recommendation Change, vote the Covered Shares in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, and against any action that would reasonably be expected to impede the Merger or result in a breach of the Merger Agreement or the Voting Agreement. If either the Gener8 Transaction Committee or the Gener8 board of directors does make an Adverse Recommendation Change, then the Covered Shareholders are each required to vote 50% of their respective Covered Shares in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, and may vote their remaining Covered Shares in any manner they determine.
The Covered Shareholders further agreed during the term of the Voting Agreement not to, among other things, (i) transfer any of the Covered Shares, beneficial ownership thereof or any other interest thereby except to parties that are, or become, party to the Voting Agreement, (ii) take any action that Gener8 is prohibited to take under the non-solicitation provisions of the Merger Agreement, or (iii) directly or indirectly engage in any transaction constituting a Short Sale (as such term is defined in the Voting Agreement which is attached to this proxy statement/prospectus as Annex B) relating to Euronav ordinary shares, any security convertible into or exercisable or exchangeable for Euronav ordinary shares, or any other Euronav securities until the earlier of the consummation of the Merger or the termination of the Merger Agreement.
In addition, at the request (and expense) of Euronav, the Proxy Shareholders have agreed to grant to a representative of an affiliate of such Proxy Shareholders whereby, subject to the terms and conditions in the Proxies, such representative has the authority to direct the vote of Gener8 common shares owned by the Proxy Shareholders, representing in the aggregate approximately 6% of the issued and outstanding shares of Gener8, at the Special Meeting. In addition, the Proxy Shareholders have agreed, among other things, not to transfer or dispose any of their Gener8 common shares during the term of the Proxies unless the transferee agrees to be bound thereby. None of Euronav, Gener8 or any of their respective subsidiaries is a party to the Proxies. Please see the section “The Merger Agreement — Voting Agreement and Proxies”.
As of the date of this proxy statement/prospectus, shareholders representing approximately 48% of the issued and outstanding shares of Gener8, including all of the current directors and executive officers of Gener8 other than Mr. Nicolas Busch, have entered into either the Voting Agreement or the Proxies.
Interests of Gener8’s Directors and Executive Officers in the Merger (page 82)
When considering your vote, you should be aware that certain Gener8 directors and executive officers have interests in the Merger that are different from, or in addition to, those of Gener8’s shareholders generally. These interests include:
•
the employment of Gener8’s executive officers will be terminated, and these individuals will be entitled to receive certain termination payments, transaction bonuses and prorated portions of minimum annual bonuses, as applicable;

•
the Merger Agreement provides for the termination and cancellation of Gener8 restricted stock units and Gener8 share options, which were previously granted to certain Gener8 executive officers and directors, in exchange for the right to receive certain consideration, including the Merger Consideration; and

•
the following interests of certain Gener8 directors: (i) Nicolas Busch’s interest in various tanker pools managed by entities related to the Navig8 Group, with which Mr. Busch is affiliated, (ii) Dan Ilany’s association with and employment by Avenue Capital Group, which had an investment in Euronav, and (iii) Steven Smith’s nomination to serve as a director of Euronav.

Effective as of March 12, 2018, Mr. Ilany resigned as a director of Gener8.
The Gener8 Transaction Committee and the Gener8 board of directors were aware of these interests and considered them, among other matters, in making their recommendations.
Please see the section “The Merger — Interests of Gener8’s Directors and Executive Officers in the Merger.”
Sale of VLCCs to International Seaways (page 106)
On April 18, 2018, Euronav and Merger Sub entered into a stock purchase and sale agreement with Seaways Holding Corporation, or Seaways (a subsidiary of International Seaways) an unaffiliated third-party (the “International Seaways SPA”), pursuant to which Seaways would, subject to the consummation of the Merger, among other conditions, purchase from Euronav six VLCC vessels by acquisition of the respective vessel owning entities and their respective special purpose vehicles for an aggregate purchase price of up to $434 million, a portion of which is expected to be paid by assuming the outstanding debt related to those vessels. The purchase by Seaways of the six VLCC vessels is subject to the consent of certain of International Seaways’ existing lenders. Although Euronav expects to sell all six VLCC vessels, if such lenders do not consent to Seaways’ purchase of the six VLCC vessels, Seaways will nevertheless buy the six VLCC vessels and their respective special purpose vehicles for the same aggregate purchase price and may or may not assume the debt related to those vessels. Additionally, in the case lender consent is not obtained by International Seaways for the purchase of the six VLCC vessels from Euronav, Euronav expects to repurchase two of the VLCC vessels from Seaways for cash consideration of  $143 million and it may also prepay all or part of the outstanding debt obligations associated with those VLCCs, subject to certain other conditions. The sale of the VLCC vessels is subject to customary closing conditions and definitive documentation. See “Related Agreements – Sale of VLCCs to International Seaways.”
Memoranda of Agreement (page 106)
Concurrently with the execution of the Merger Agreement, Euronav and Gener8 executed and delivered three memoranda of agreement (“MOAs”) with respect to the Gener8 Hera, the Gener8 Athena and the Gener8 Neptune which contemplate the purchase by Euronav of these three vessels from Gener8 at a total purchase price of  $220.9 million if the Merger is not consummated, other than as a result of a breach of the Merger Agreement by Euronav. A portion of the purchase price of each of the three vessels can be offset by up to one-third of the $39 million termination fee contemplated by the Merger Agreement in the case of a termination of the Merger Agreement in circumstances that trigger the termination fee.
In addition, on April 18, 2018, Euronav and International Seaways executed and delivered a memorandum of agreement with respect to the Seaways Laura Lynn which contemplates the purchase of the Seaways Laura Lynn by Euronav for a purchase price of  $32,500,000. The vessel is to be delivered by International Seaways to Euronav as soon as possible after the date that International Seaways has consummated the purchase of the Gener8 VLCC Vessels pursuant to the International Seaways SPA. See “Related Agreements.”
Rights as a Euronav Shareholder Will Be Different from Rights as a Holder of Gener8 Common Shares (page 129)
As a result of the Merger, holders of Gener8 common shares will become Euronav shareholders and, as such, their rights will be governed principally by Euronav’s articles of incorporation and bylaws. These rights differ from the existing rights of holders of Gener8 common shares, which are governed principally by Gener8’s articles of incorporation and bylaws. Euronav is governed by Belgian law and Gener8 is governed by the BCA. For a summary of the material differences between the rights of Euronav shareholders and the existing rights of holders of Gener8 common shares, see the section “Comparison of Rights of Euronav Shareholders and Holders of Gener8 Common Shares.”
Litigation Related to the Merger (page 107)
On March 8, 2018, a putative class action lawsuit captioned Fragapane v. Gener8 Maritime, Inc. et al., No. 1:18-cv-02097 (S.D.N.Y.), was filed in the United States District Court for the Southern District of New York, purportedly on behalf of the public stockholders of Gener8, against Gener8, Gener8’s directors, Euronav and Merger Sub. On March 14, 2018, another lawsuit, captioned Mohr v. Gener8 Maritime, Inc., et al, No. 1:18-cv-02276 (S.D.N.Y.), was also filed against Gener8 and its directors. The complaints allege that the registration statement on Form F-4 filed by Euronav violates Section 14(a) of the Securities and Exchange Act of 1934 because it omits and/or misrepresents material information concerning, among other things, the (i) sales process leading up to the Merger, (ii) financial projections used by Gener8’s financial advisor in its financial analyses and (iii) inputs underlying the financial valuation analyses that were used by Gener8’s financial advisor to support its fairness opinion. The complaints also allege that Gener8’s directors are liable under Section 20(a) of the Exchange Act as controlling persons. The Fragapane complaint further alleges that Gener8’s directors breached their fiduciary duties to Gener8’s stockholders by engaging in a flawed sales process, by agreeing to sell Gener8 for inadequate consideration and by agreeing to improper deal protection terms in the Merger Agreement. The complaints seek, among other things, injunctive relief against the proposed transaction with Euronav as well as other equitable relief, damages and attorneys’ fees and costs.
The defendants believe that the claims asserted in the complaints are without merit and no supplemental disclosure is required under applicable law. However, in order to avoid the risk of adverse effect or delay in connection with the transaction and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the defendants have determined to voluntarily supplement this proxy statement/prospectus to address claims asserted in the complaints, and the plaintiffs in the actions have agreed in principle to voluntarily dismiss the actions in light of, among other things, the supplemental disclosures. Nothing in this proxy statement/prospectus shall be deemed an admission of the legal necessity or materiality under applicable laws of any of such supplemental disclosures. To the contrary, the defendants specifically deny all allegations in the complaints, including that any additional disclosure was or is required.
Risk Factors (page 23)
You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors.”

Gener8 Loan Covenants (page 122)
Gener8 was in compliance with all collateral maintenance and financial covenants, including covenants with respect to its maximum leverage ratio, minimum cash balance and interest expense coverage ratio under its senior secured credit facilities that were in effect as of December 31, 2017. Due to the weaker tanker industry, low charter rates and higher interest costs, Gener8 management determined that it was virtually certain as of the date the 2017 financial statements were available for issuance that Gener8 would not be in compliance with the interest expense coverage ratio covenant as of March 31, 2018 under its senior secured credit facilities and has obtained short-term waivers from its lenders that extend through the expected closing date of the Merger. The waivers for (i) the Sinosure Credit Agreement and KEXIM Credit Agreement cover the covenant test period ending on March 31, 2018, and (ii) the Nordea Credit Agreement cover the same period, and automatically extend to include the subsequent test period ending on June 30, 2018, provided that the Merger is consummated. Please see “Risk Factors” and “Information About Gener8.”
Given the anticipated noncompliance of the interest expense coverage ratio covenant as of March 31, 2018, the existence of the cross default provisions, and the absence of any current solution which would cure the noncompliance for at least the next 12 months, Gener8 has determined to reclassify its outstanding indebtedness, net of unamortized deferred financing costs, that were previously reported as long-term debt to long-term debt, current portion. Please see “Risk Factors” and “Information About Gener8 — Gener8 Loan Covenants.”
Amendment to Gener8 Form 10-K (page 123)
On May 4, 2018, Gener8 filed Amendment No. 2 on Form 10-K/A (the “Gener8 Form 10-K Amendment”) which amends its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, with the SEC on March 15, 2018, as amended by Amendment No. 1 that was filed with the SEC on April 30, 2018. Gener8 filed the Gener8 Form 10-K Amendment to amend and restate its audited consolidated financial statements and related disclosures for the year ended December 31, 2017, management’s assessment of Gener8’s internal controls over financial reporting as of December 31, 2017, and to refile an exhibit thereto in order to correct numerical errors in computation of the ratio of earnings to fixed charges for the year ended December 31, 2017 (the “Restatement”). Gener8’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 15, 2018, as amended on April 30, 2018 and May 4, 2018, respectively, are incorporated by reference in this proxy statement/prospectus.
Background of the Restatement (page 123)
As discussed above and elsewhere in this proxy statement/prospectus, Gener8 is required to comply with various collateral maintenance and financial covenants, including covenants with respect to its maximum leverage ratio, minimum cash balance and interest expense coverage ratio under its senior secured credit facilities. While Gener8 was in compliance with all such covenants that were in effect as of December 31, 2017, due to the weaker tanker industry, low charter rates and higher interest costs, Gener8’s management determined that it was virtually certain as of the date the 2017 financial statements were available for issuance that Gener8 would not be in compliance with the interest expense coverage ratio covenant as of March 31, 2018. The consolidated balance sheet of Gener8 as of December 31, 2017 and related notes thereto included in Item 8 — Financial Statements and Supplementary Data to the Gener8 Form 10-K Amendment have been restated to reclassify approximately $1 billion of Gener8’s outstanding indebtedness, net of unamortized deferred financing costs, that were previously reported as long-term debt to long-term debt, current portion. Please see “Risk Factors” and “Information About Gener8 — Gener8 Loan Covenants.”
Gener8 Going Concern (page 124)
As discussed in Note 21, Restatement of Previously Issued Consolidated Financial Statements, of the Gener8 Form 10-K Amendment which is incorporated by reference into this proxy statement/prospectus, the consolidated financial statements of Gener8 as of and for the year ended December 31, 2017 included in Item 8 — Financial Statements and Supplementary Data to the Gener8 Form 10-K Amendment, have been restated to include disclosure prescribed by Accounting Standards Codification (“ASC”) 205-40, Going Concern, regarding certain negative financial conditions that raise substantial doubt about Gener8’s ability to continue as a going concern as of December 31, 2017 and management’s corresponding plan therewith. Please see “Risk Factors” and “Information About Gener8 — Gener8 Loan Covenants.”
Gener8 Controls and Procedures (page 124)
Item 9A — Controls and Procedures to the Gener8 Form 10-K Amendment, which is incorporated by reference into this proxy statement/prospectus, discloses material weaknesses in Gener8’s internal controls associated with the Restatement, as well as Gener8 management’s conclusion that Gener8’s internal controls over financial reporting were not effective as of December 31, 2017. As disclosed therein, Gener8 management is currently evaluating the changes needed in Gener8’s internal controls over financial reporting to remediate these material weaknesses. Please see “Risk Factors” and “Information About Gener8.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF EURONAV
The following selected historical consolidated financial data has been derived from the audited consolidated financial statements of Euronav and related notes for the fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
The following information is only a summary and is not necessarily indicative of Euronav’s results of future operations and should be read in conjunction with and is qualified in its entirety by reference to Euronav’s consolidated financial statements, the related notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Euronav’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, as filed with the SEC on April 17, which is incorporated by reference into this proxy statement/prospectus.
	Years Ended December 31
	(U.S. Dollars in thousands, except per share data)
Consolidated Statement of Profit or Loss Data	2017	2016	2015	2014	2013
Revenue	513,368	684,265	846,507	473,985	304,622
Gains on disposal of vessels/other tangible assets	36,538	50,397	13,302	13,122	8
Other operating income	4,902	6,996	7,426	11,411	11,520
Voyage expenses and commissions	(62,035)	(59,560)	(71,237)	(118,303)	(79,584)
Vessel operating expenses	(150,427)	(160,199)	(153,718)	(124,089)	(105,911)
Charter hire expenses	(31,173)	(17,713)	(25,849)	(35,664)	(21,031)
Losses on disposal of vessels/other tangible assets	(21,027)	(2)	(8,002)	—	(215)
Impairment on non-current assets held for sale	—	—	—	(7,416)	—
Loss on disposal of investments in equity accounted investees	—	(24,150)	—	—	—
Depreciation tangible assets	(229,777)	(227,664)	(210,156)	(160,934)	(136,882)
Depreciation intangible assets	(95)	(99)	(50)	(20)	(76)
General and administrative expenses	(46,868)	(44,051)	(46,251)	(40,565)	(27,165)
Result from operating activities	13,406	208,220	351,972	11,527	(54,714)
Finance income	7,266	6,855	3,312	2,617	1,993
Finance expenses	(50,729)	(51,695)	(50,942)	(95,970)	(54,637)
Net finance expense	(43,463)	(44,840)	(47,630)	(93,353)	(52,644)
Share of profit (loss) of equity accounted investees (net of income tax)	30,082	40,495	51,592	30,286	17,853
Profit (loss) before income tax	25	203,875	355,934	(51,540)	(89,505)
Income tax benefit/(expense)	1,358	174	(5,633)	5,743	(178)
Profit (loss) for the period	1,383	204,049	350,301	(45,797)	(89,683)
Attributable to:
Owners of the Company	1,383	204,049	350,301	(45,797)	(89,683)
Basic earnings per share	0.01	1.29	2.25	(0.39)	(1.79)
Diluted earnings per share	0.01	1.29	2.22	(0.39)	(1.79)
	December 31
Consolidated Statement of Financial Position (at Period End)	2017	2016	2015	2014	2013
	(U.S. Dollars in thousands)
Cash and cash equivalents	143,648	206,689	131,663	254,086	74,309
Vessels	2,271,500	2,383,163	2,288,036	258,334	1,434,800
Assets under construction	63,668	86,136	93,890	—	—
Current and non-current bank loans	701,091	1,085,562	1,052,448	1,234,329	847,763
Equity attributable to Owners of the Company	1,846,361	1,887,956	1,905,749	1,472,708	800,990
	Years Ended December 31
Cash flow data	2017	2016	2015	2014	2013
	(U.S. Dollars in thousands)
Net cash inflow/(outflow)
Operating activities	211,295	438,202	450,532	14,782	(8,917)
Investing activities	(40,242)	(100,615)	(205,873)	(1,023,007)	28,114
Financing activities	(234,976)	(261,160)	(365,315)	1,189,021	(57,384)

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF GENER8
The following selected historical consolidated financial data has been taken from the audited consolidated financial statements of Gener8 and related notes for the fiscal years ended December 31, 2017 as restated in the Restatement, 2016, 2015, 2014 and 2013, all of which have been prepared in accordance with U.S. GAAP. See “Information About Gener8 — Amendment to Gener8 Form 10-K” and “— Background of the Restatement.”
The data set forth below is not necessarily indicative of Gener8’s results of future operations and should be read in conjunction with Gener8’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Gener8’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as filed with the SEC on March 15, 2018 and as amended on April 30, 2018 and May 4, 2018, respectively, which are incorporated by reference into this proxy statement/prospectus.
	Years Ended December 31,
	2017	2016	2015	2014	2013
	(U.S. Dollars and shares in thousands, except per share data)
Statement of Profit or Loss Data:
Voyage revenues	$307,819	$404,622	$429,933	$392,409	$356,669
Voyage expenses	9,446	12,490	95,306	239,906	259,982
Direct vessel operating expenses.	107,395	107,308	85,521	84,209	90,297
Navig8 charterhire expenses	6	3,059	11,324	—	—
General and administrative expenses	33,831	27,844	36,379	22,418	21,814
Depreciation and amortization	103,951	87,191	47,572	46,118	45,903
Goodwill impairment	—	23,297	—	2,099	—
Loss on impairment of vessels held for sale	—	—	520	—	2,048
Goodwill write-off for sales of vessels	—	2,994	—	1,249	1,068
Loss on disposal of vessels, net	139,836	24,169	805	8,729	2,452
Closing of Portugal office	—	—	507	5,123	—
Total operating expenses	394,465	288,352	277,934	409,851	423,564
OPERATING INCOME/(LOSS)	(86,646)	116,270	151,999	(17,442)	(66,895)
Interest expense, net	(82,764)	(49,627)	(15,982)	(29,849)	(34,643)
Other financing costs	(59)	(7)	(6,044)	—	—
Other income (expense), net	928	670	(404)	207	465
Total other expenses	(81,895)	(48,964)	(22,430)	(29,642)	(34,178)
NET INCOME/(LOSS)	$(168,541)	$67,306	$129,569	$(47,084)	$(101,073)
INCOME/(LOSS) PER COMMON SHARE
Basic	(2.03)	$0.81	$2.06	$(1.54)	$(8.64)
Diluted	(2.03)	$0.81	$2.05	$(1.54)	$(8.64)
Weighted-average shares outstanding – basic
Common shares	83,003	82,705	62,779	—	—
Class A	—	—	—	11,270	11,238
Class B	—	—	—	19,223	589
Weighted-average shares outstanding – diluted
Common shares	83,003	82,705	63,113	—	—
Class A	—	—	—	30,493	11,827
Class B	—	—	—	19,223	589

	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
	(Restated)
	(U.S. Dollars in thousands)
Statement of Financial Position Data, at end of year/period:
Cash and cash equivalents	$200,501	$94,681	$157,535	$147,303	$97,707
Total current assets	253,466	215,285	258,128	230,662	200,688
Vessels, net of accumulated depreciation	2,311,093	2,523,710	1,086,877	814,528	873,435
Vessels under construction	—	177,133	911,017	257,581	—
Total assets	2,618,217	2,992,669	2,389,746	1,359,120	1,120,747
Current liabilities (including current portion of long-term debt less unamortized discount and debt financing cost)	1,152,157	216,566	268,615	52,770	79,508
Total long-term debt less unamortized discount and debt financing costs	190,559	1,337,782	772,723	789,030	675,445
Total liabilities	1,343,891	1,555,258	1,041,985	841,971	755,057
Shareholders’ equity	1,274,326	1,437,411	1,347,761	517,149	365,690
	Years Ended December 31,
	2017	2016	2015	2014	2013
	(U.S. Dollars in thousands)
Cash Flow Data:
Net cash provided by (used in) operating activities	$154,536	$258,932	$155,889	$(11,797)	$(40,472)
Net cash provided by (used in) investing activities	193,088	(902,959)	(398,858)	(238,019)	4,302
Net cash provided by (used in) financing activities	(241,804)	581,173	252,863	299,417	104,901

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
The following summary unaudited pro forma condensed combined financial information is as of and for the fiscal year ended December 31, 2017. The unaudited pro forma condensed combined statement of profit or loss gives effect to the combination as if it happened on January 1, 2017 and the unaudited pro forma condensed combined statement of financial position gives effect to the combination as if it occurred on December 31, 2017. References to the “Combined Company” in this section and throughout this proxy statement/prospectus are to the combined entity resulting from the Merger. The selected unaudited pro forma condensed combined financial data presented below is based on, and should be read together with, the historical financial statements of Euronav and Gener8 that are contained in their respective filings with the SEC and incorporated by reference herein and the unaudited pro forma condensed combined financial statements that appear elsewhere in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Statements.” For purposes of preparing the unaudited pro forma condensed combined financial information, Gener8’s historical audited financial statements prepared under U.S. GAAP were reconciled to IFRS, based on a preliminary IFRS analysis. No material adjustments were identified as a result of this exercise. Neither the reconciliation to IFRS nor the resulting pro forma financial information have been audited.
The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the consolidated results of operations or financial position that would have been reported had the Merger been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of the Combined Company. The unaudited pro forma condensed combined financial statements are based upon available information and certain assumptions that Euronav’s management believes are reasonable.
For the year ended December 31, 2017
(U.S. Dollars in thousands except for share and per share amounts)
Unaudited Pro Forma Condensed Combined Statement of Profit or Loss
Revenue	759,369
Result from operating activities	(111,019)
Profit (loss) for the period	(166,324)
Per Share Data:
Basic weighted average shares outstanding	218,982,298
Diluted weighted average shares outstanding	219,112,821
Basic earnings per share	(0.76)
Diluted earnings per share	(0.76)
As of December 31, 2017
(U.S. Dollars in thousands)
Unaudited Pro Forma Condensed Combined Statement of Financial Position
Cash and cash equivalents	455,348
Vessels and drydock	3,559,600
Assets under construction	63,668
Total assets	4,468,915
Current and non-current debt(1)	1,967,484
Shareholders’ equity	2,392,520

(1)
Current and non-current debt as of December 31, 2017 is shown net of unamortized deferred financing fees of  $22.9 million.

UNAUDITED COMPARATIVE PER SHARE DATA
The following tables set forth certain historical and pro forma per share financial information for Euronav ordinary shares and Gener8 common shares. The following information should be read in conjunction with the audited financial statements of Euronav and Gener8, which are incorporated by reference in this proxy statement/prospectus, and the financial information contained in “Selected Historical Financial Information and Other Data and Unaudited Pro Forma Condensed Combined Financial Information and Data” of this proxy statement/prospectus, beginning on page 14 and page 108, respectively. For purposes of preparing the unaudited pro forma condensed combined financial information, Gener8’s historical audited financial statements prepared under U.S. GAAP were reconciled to IFRS, based on a preliminary IFRS analysis. No material adjustments were identified as a result of this exercise. Neither the reconciliation to IFRS nor the resulting pro forma financial information have been audited. The unaudited pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the Combined Company. In addition, the unaudited pro forma information does not purport to indicate statement of financial position data or results of operations data as of any future date or for any future period.
As of and for the year ended December 31, 2017
Euronav Historical Data Per Ordinary Share
Basic and diluted net income/(loss) per share from continuing operations	$0.01
Cash dividends declared per share	$0.06
Book value per share	$11.67
As of and for the year ended December 31, 2017
Gener8 Historical Data Per Common Share
Basic and diluted net income/(loss) per share from continuing operations	$(2.03)
Cash dividends declared per share	$—
Book value per share	$15.36
As of and for the year ended December 31, 2017
Combined Unaudited Pro Forma Data Per Share
Basic and diluted net income/(loss) per share from continuing operations	$(0.76)
Cash dividends declared per share	$0.04
Book value per share	$10.93

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
Euronav’s ordinary shares are listed on the NYSE and Euronext under the symbol “EURN.” Gener8’s common shares are listed on the NYSE under the symbol “GNRT.” The table below sets forth, for the periods indicated, the per share high and low closing prices for Euronav ordinary shares as reported on the NYSE and Euronext and for Gener8 as reported on the NYSE.
	Euronav				Gener8
	NYSE		Euronext		NYSE
	High	Low	High	Low	High	Low
	(in U.S. Dollars)		(in Euros)*		(in U.S. Dollars)
For the Year Ended
December 31, 2017	$9.25	$6.90	€8.01	€6.05	$6.62	$4.19
December 31, 2016	13.44	6.70	12.44	6.40	9.08	3.56
December 31, 2015	16.32	10.95	15.10	9.60	14.37	8.70
December 31, 2014	**	**	10.50	7.35	***
December 31, 2013	**	**	8.65	3.05	***
For the Quarter Ended
March 31, 2017	9.55	7.65	7.96	6.33	6.82	5.27
December 31, 2017	9.25	8.00	7.73	6.84	6.62	4.19
September 30, 2017	8.10	6.90	6.98	6.05	5.90	4.22
June 30, 2017	8.25	7.20	7.65	6.49	6.12	4.82
March 31, 2017	8.55	7.65	8.01	7.18	5.72	4.29
December 31, 2016	8.26	6.70	7.72	6.40	5.56	3.56
September 30, 2016	9.44	7.43	8.46	6.81	6.30	4.87
June 30, 2016	11.37	8.79	10.07	7.95	8.13	5.84
Most Recent Six Months
May 2018 (through and including May 2, 2018)	8.25	8.15	6.88	6.88	5.84	5.75
April 2018	9.05	8.05	7.32	6.67	6.32	5.48
March 2018	8.75	8.10	7.05	6.51	6.05	5.65
February 2018	8.45	7.65	6.86	6.33	5.93	5.27
January 2018	9.55	8.40	7.96	6.86	6.82	5.87
December 2017	9.25	8.10	7.73	6.84	6.62	4.19
November 2017	8.90	8.20	7.51	7.07	4.84	4.50

*
As reported in Euros. As of May 2, 2018, the U.S. Dollar/Euro exchange rate was $1.00/€0.9150.

**
Period for the NYSE begins on January 23, 2015.

***
Period for the NYSE begins on June 25, 2015.

The above table shows only historical data. The data may not provide meaningful information to holders of Gener8 common shares in determining whether to approve the Merger Agreement, including the transactions contemplated thereby. Holders of Gener8 common shares are urged to obtain current market quotations for Euronav ordinary shares and Gener8 common shares and to review carefully the other information contained in, or incorporated by reference into, this proxy statement/prospectus, when considering whether to approve the Merger Agreement. For more information, see the section “Where You Can Find More Information.”

On December 20, 2017, the last trading day before the public announcement of the Merger Agreement after the close of trading on December 19, 2017, the closing price of Euronav ordinary shares on the NYSE was $8.10 per share. On May 2, 2018, the latest practicable date before the date of this proxy statement/prospectus, the closing price of Euronav ordinary shares on the NYSE was $8.25 and on Euronext was €6.88.
Holders of Gener8 common shares will not receive their respective portion of the Merger Consideration until the Merger is completed, which may occur a substantial period of time after the Special Meeting, or not at all. There can be no assurance as to the trading prices of Gener8 common shares or Euronav ordinary shares at the time of the completion of the Merger. The market prices of Gener8 common shares and Euronav ordinary shares are likely to fluctuate prior to completion of the Merger and cannot be predicted.
The table below sets forth the dividends declared per Euronav ordinary share for the periods indicated. Gener8 did not declare any dividends during these periods.
Euronav Dividends per Share
(in U.S. Dollars)
December 31, 2017	0.06
December 31, 2016	0.77
December 31, 2015	1.69
December 31, 2014	—
December 31, 2013	—

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus, including information incorporated by reference into this proxy statement/prospectus, may contain forward-looking statements, including, for example, but not limited to, statements about management expectations, strategic objectives, strategic opportunities, growth opportunities, business prospects, regulatory proceedings, transaction synergies and other benefits of the Merger, and other similar matters. Forward-looking statements are not statements of historical facts and represent only Euronav’s or Gener8’s beliefs regarding future events, which are inherently uncertain. Forward-looking statements are typically identified by words such as “anticipates,” “believes,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “foresees,” “goal,” “intends,” “likely,” “may,” “might,” “plans,” “projects,” “schedule,” “should,” “target,” “will,” or “would” and similar expressions, although not all forward-looking information contains these identifying words.
By their very nature, forward-looking statements require Euronav and Gener8 to make assumptions and are subject to inherent risks and uncertainties that give rise to the possibility that Euronav’s or Gener8’s predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that Euronav’s or Gener8’s assumptions may not be correct and that Euronav’s or Gener8’s objectives, strategic goals and priorities will not be achieved. Gener8 and Euronav caution readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the Merger does not close when expected or at all because required shareholder approval is not received or other conditions to the closing are not satisfied on a timely basis or at all; that Gener8 and Euronav may be required to modify the terms and conditions of the Merger Agreement to achieve shareholder approval, or that the anticipated benefits of the Merger are not realized as a result of such things as the weakness of the economy and competitive factors in the seaborne transportation area in which Euronav and Gener8 do business; potential litigation arising from the Merger Agreement and/or the Merger; the Merger’s effect on the relationships of Euronav or Gener8 with their respective customers and suppliers, whether or not the Merger is completed; Euronav’s shareholders’ and Gener8’s shareholders’ reduction in their percentage ownership and voting power; the challenges presented by the integration of Euronav and Gener8; the uncertainty of third-party approvals; the significant transaction and merger-related integration costs; loss or reduction in business from Euronav’s or Gener8’s significant customers or the significant customers of the commercial pools in which Euronav and Gener8 participate; changes in the values of Euronav’s and Gener8’s vessels, newbuildings or other assets; the failure of Euronav’s or Gener8’s significant customers, shipyards, pool managers or technical managers to perform their obligations owed to Euronav or Gener8; the loss or material downtime of significant vendors and service providers; Euronav’s or Gener8’s failure, or the failure of the commercial pools in which Euronav and Gener8 participate, to successfully implement a profitable chartering strategy; termination or change in the nature of Euronav’s or Gener8’s relationship with any of the commercial pools in which they participate; changes in demand for Euronav’s and Gener8’s services; a material decline or prolonged weakness in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; adverse weather and natural disasters, acts of piracy, terrorist attacks and international hostilities and instability; changes in rules and regulations applicable to the tanker industry (including changes in the laws and regulations regulating the seaborne transportation or refined petroleum products industries or affecting domestic and foreign operations), including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; actions by the courts, the U.S. Coast Guard, the U.S. Department of Justice or other governmental authorities and the results of the legal proceedings to which Euronav or Gener8 or any of their vessels may be subject; changes in trading patterns significantly impacting overall tanker tonnage requirements; any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; the highly cyclical nature of Euronav’s and Gener8’s industry; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs including without limitation: crew wages, fuel, insurance, provisions, operating, repairs and maintenance, bunker prices, dry-docking and insurance costs; the adequacy of insurance to cover Euronav’s and Gener8’s losses, including in connection with maritime accidents or spill events; changes in the condition of Euronav’s and Gener8’s vessels or applicable maintenance or regulatory standards (which may affect, among other things, Euronav’s and Gener8’s anticipated drydocking or maintenance and repair costs); changes in the itineraries of Euronav’s and Gener8’s vessels; adverse changes in foreign currency exchange rates affecting Euronav’s or Gener8’s expenses; the fulfillment of the closing conditions under, or the execution of customary additional documentation for, Euronav’s and Gener8’s agreements to indirectly acquire vessels and borrow under their existing financing arrangements; Euronav and Gener8’s level of indebtedness and the effect of Euronav’s and Gener8’s indebtedness on their ability to finance operations, pursue desirable business operations and successfully run their business in the future; financial market conditions; sourcing, completion and funding of financing on acceptable terms; Euronav’s and Gener8’s ability to generate sufficient cash to service their indebtedness and comply with the covenants and conditions under their debt obligations; the impact of electing to take advantage of certain exemptions applicable to emerging growth companies; general market conditions, including the market for vessels and fluctuations in spot and charter rates and vessel values; disruption of shipping routes due to accidents or political events; vessel breakdowns and instances of off-hires; the supply of and demand for vessels comparable to the vessels of Euronav and Gener8; delays and cost overruns in construction projects; the availability of skilled workers and the related labor costs; the failure of counterparties to fully perform their contracts; the ability to successfully integrate the two companies; the risk that expected synergies and benefits of the Merger will not be realized within the expected time frame or at all; the ability of Gener8 to continue as a going concern; reputational risks; and other factors that may affect future results of Euronav and Gener8, including changes in trade policies, changes in tax laws, technological and regulatory changes, and adverse developments in general market, business, economic, labor, regulatory and political conditions.
Gener8 and Euronav caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect the completion of the Merger and the future results of Euronav or Gener8, including factors described in Euronav’s annual report on Form 20-F for the year ended December 31, 2017, which is incorporated by reference herein and other important factors described in Euronav’s filings with the SEC, Gener8’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as filed with the SEC on March 15, 2018, and amended on April 30, 2018 and on May 4, 2018, and other important factors described in Gener8’s filings with the SEC, each of which is incorporated by reference into this proxy statement/prospectus. The forward-looking statements speak only as of the date of this proxy statement/prospectus, in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference into this proxy statement/prospectus, in the case of forward-looking statements made in those incorporated documents. When relying on Euronav’s or Gener8’s forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by applicable law or regulation, Gener8 and Euronav do not undertake to update any forward-looking statement, whether written or oral, to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

RISK FACTORS
You should consider carefully the risks described below, as well as the other information set forth in and incorporated by reference into this proxy statement/prospectus, before making a decision on approval of the Merger Agreement. As a holder of Gener8 common shares, following completion of the Merger you will be subject to all risks inherent in the business of Euronav. For information about the filings incorporated by reference in this proxy statement/prospectus, see the section “Where You Can Find More Information.”
Risks Related to the Merger
Because the aggregate Merger Consideration is fixed and the market price of Euronav ordinary shares may fluctuate, holders of Gener8 common shares cannot be certain of the precise value of the Merger Consideration that they will receive in the Merger.
If the Merger is completed, each Gener8 common share will be canceled and automatically converted (in the manner described in the Merger Agreement) into the right to receive 0.7272 of a Euronav ordinary share (as may be adjusted if, prior to the Effective Time of the Merger, the outstanding number of Euronav ordinary shares has changed into a different number of shares or a different class by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, exchange of shares or other similar change or event, in accordance with the Merger Agreement). The Exchange Ratio will not be adjusted to reflect changes in the price of Gener8 common shares or Euronav ordinary shares from the time the Exchange Ratio was fixed until the Effective Time of the Merger.
Therefore, holders of Gener8 common shares will receive a fixed number of Euronav ordinary shares based on the Exchange Ratio, and holders of Gener8 common shares will not receive a number of shares that will be determined based on a fixed market value. The market value of Euronav ordinary shares and the market value of Gener8 common shares at the Effective Time of the Merger may vary significantly from their respective values on the date that the Merger Agreement was executed or at other dates, such as the date of this proxy statement/prospectus or the date of the Special Meeting.
See “Comparative Per Share Market Price and Dividend Information” for certain historical market price information about Euronav ordinary shares. Variations in share prices may be the result of various factors, including Euronav’s and Gener8’s respective businesses, operations or prospects, regulatory considerations and general business, market, industry or economic conditions.
At the time of the Special Meeting, holders of Gener8 common shares will not know the precise value of the Merger Consideration they will be entitled to receive for their Gener8 common shares at the Effective Time. Holders of Gener8 common shares are urged to obtain a current market quotation for Euronav ordinary shares on the NYSE and Euronext and Gener8 common shares on the NYSE.
The Exchange Ratio reflects several business considerations extensively negotiated by the parties and therefore are not necessarily reflective of the share price, net asset values or other financial or valuation metrics relating to Gener8 or Euronav.
The Exchange Ratio was determined through extensive negotiations between Gener8 and the Gener8 Transaction Committee and Euronav taking into account many factors. The “Net Asset Value Analysis” of UBS’ opinion and financial analyses discussed on page 66 in the section “The Merger — Opinion of UBS, Gener8’s Financial Advisor” were not the exclusive factors considered by the Gener8 Transaction Committee in evaluating the Merger and the Exchange Ratio. As such, the Exchange Ratio is not necessarily reflective of the share price, net asset values or other financial or valuation metrics relating to Gener8 or Euronav.
The market price of Euronav ordinary shares after the Merger may be affected by factors different from those currently affecting the price of Euronav’s ordinary shares and Gener8’s common shares.
Upon the Effective Time of the Merger, holders of Gener8 common shares will be entitled to become holders of Euronav ordinary shares. Gener8’s businesses differ from those of Euronav, and accordingly the results of operations and market price of Euronav ordinary shares after the Merger may be affected by factors different from those currently affecting the results of operations and market price of Gener8 common shares after the Merger. The market price for Euronav ordinary shares may be affected by, among other factors, actual or anticipated fluctuations in the quarterly and annual results of Euronav and those of other public companies in its industry; mergers and strategic alliances in the tanker industry; market conditions in the tanker industry; changes in government regulation; the failure of securities analysts to publish research about Euronav following completion of the Merger, or shortfalls in its operating results from levels forecast by securities analysts; announcements concerning Euronav or its competitors; and the general state of the securities market. For a discussion of the risks related to Euronav and of certain factors to consider in connection with its business, you should carefully review this document and the documents incorporated by reference, including the risk factors described in Euronav’s annual report on Form 20-F for the year ended December 31, 2017. For a discussion of the risks related to Gener8 and of certain factors to consider in connection with its business, you should carefully review this document and documents incorporated by reference, including the risk factors described in Gener8’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as filed with the SEC on March 15, 2018 and as amended on April 30, 2018 and May 4, 2018, respectively, and other filings with the SEC, each of which is incorporated by reference into this proxy statement/prospectus.
The announcement and pendency of the Merger could adversely affect each of Euronav’s and Gener8’s businesses, results of operations and financial condition.
The announcement and pendency of the Merger could cause disruptions in and create uncertainty surrounding Euronav’s and Gener8’s businesses, including affecting Euronav’s and Gener8’s relationships with its existing and future customers, suppliers and employees, which could have an adverse effect on Euronav’s or Gener8’s businesses, results of operations and financial condition, regardless of whether the Merger is completed. In particular, Euronav and Gener8 could potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. These uncertainties may impair Euronav’s and Gener8’s ability to attract, retain and motivate key personnel until the Merger is consummated and for a period of time thereafter. In addition, each of Euronav and Gener8 has expended, and continues to expend, significant management resources, in an effort to complete the Merger, which are being diverted from Euronav’s and Gener8’s day-to-day operations.
If the Merger is not completed, the price of Euronav ordinary shares and Gener8 common shares may fall to the extent that the current price of their shares reflects a market assumption that the Merger will be completed. In addition, the failure to complete the Merger may result in negative publicity or a negative impression of Euronav and Gener8 in the investment community and may affect Euronav and Gener8’s respective relationships with employees, customers, suppliers and other partners in the business community.
There is no assurance when or if the Merger will be completed.
The completion of the Merger is subject to the satisfaction or waiver of a number of conditions as set forth in the Merger Agreement, including, among others, the approval of the Merger Agreement by holders of a majority of the outstanding Gener8 common shares. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Merger. Each party’s obligation to complete the Merger is also subject to the accuracy of the representations and warranties of the other party (subject to certain qualifications and exceptions) and the performance in all material respects of the other party’s covenants under the Merger Agreement.
Additionally, Euronav and Gener8 will enter into an agreement with the Exchange Agent which shall authorize the Exchange Agent to act as agent for the Merger and to, among other things, act as agent solely in the name and on behalf of and for the account and benefit of the Contributing Gener8 Shareholders, with the right of sub-delegation for the purpose of facilitating the execution and implementation of the Contribution in Kind (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), including but not limited to representing the Contributing Gener8 Shareholders at the Closing (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), contributing the Surviving Corporation Shares (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A) to

Euronav by way of a Contribution in Kind and delivering the Merger Consideration to the Contributing Gener8 Shareholders. Immediately following the Effective Time of the Merger, and pursuant to the provisions of the Belgian Companies Code, the Exchange Agent (acting as an agent and solely in the name and on behalf of and for the account and benefit of the Contributing Gener8 Shareholders) shall contribute to Euronav, all of the issued and outstanding shares of the Surviving Corporation that were received by the Exchange Agent pursuant to Merger, as a Contribution in Kind and, in consideration of this Contribution in Kind, Euronav will issue and deliver to the Exchange Agent (solely in the name and on behalf of and for the account and benefit of the Contributing Gener8 Shareholders) the Merger Consideration for delivery to the Contributing Gener8 Shareholders.
As a result of these conditions, in addition to complexities related to the exchange process and settlement, there is no assurance that the Merger will be completed on the terms or timeline currently contemplated, or at all.
Failure to complete the Merger would prevent Euronav and Gener8 from realizing the anticipated benefits of the merger. Each company would also remain liable for significant transaction costs, including legal, accounting and financial advisory fees. Any delay in completing the Merger may significantly reduce the benefits that Euronav and Gener8 expect to achieve if they successfully complete the Merger within the expected timeframe and integrate their respective businesses.
The Merger may adversely affect the relationships of Euronav or Gener8 with their respective customers and suppliers, whether or not the Merger is completed.
In connection with the pendency of the Merger, existing or prospective customers or suppliers of Gener8 or Euronav may delay, defer or cease purchasing services from or providing goods or services to Gener8 or Euronav, delay or defer other decisions concerning Gener8 or Euronav, or refuse to extend credit to Gener8 or Euronav, raise disputes under their business arrangements with Gener8 or Euronav or assert purported consent or change of control rights, or otherwise seek to change or renegotiate the terms on which they do business with Gener8 or Euronav.
Any such delays, disputes or changes to terms could seriously harm the business of Gener8 or Euronav as well as the market price of their respective common stock regardless of whether or not the Merger is completed.
Certain of Gener8’s directors and executive officers have interests in the Merger that differ from, or are in addition to, the interests of holders of Gener8 common shares.
When considering your vote, you should be aware that certain of Gener8’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of the Gener8 shareholders generally. The Gener8 Transaction Committee and the Gener8 board of directors were aware of these interests and considered them, among other matters, in making their recommendations.
These interests are discussed in more detail in the section entitled “The Merger — Interests of Gener8’s Directors and Executive Officers in the Merger”.
Certain rights of Gener8’s shareholders will change as a result of the Merger.
Upon completion of the Merger, holders of Gener8 common shares will no longer be shareholders of Gener8 but will be shareholders of Euronav. There will be certain differences between your current rights as a holder of Gener8 common shares, on the one hand, and the rights to which you will be entitled as a Euronav shareholder, on the other hand. For a more detailed discussion of the differences in the rights of holders of Gener8 common shares and Euronav shareholders, see the section “Comparison of Rights of Euronav Shareholders and Holders of Gener8 Common Shares.”
The Merger Agreement, the Proxies, the MOAs and the Voting Agreement contain provisions that could discourage a potential competing acquirer of Gener8 or could result in any competing proposal being at a lower price than it might otherwise be.
The Merger Agreement contains “no shop” provisions that, subject to certain exceptions, restrict Gener8’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of Gener8, see the section entitled “The Merger Agreement — No Solicitation by Gener8 of

Alternative Proposals; Withdrawal of Board Recommendation”. Even if the Gener8 board of directors or the Gener8 Transaction Committee withdraws or qualifies its recommendation in favor of approving the Merger Agreement, Gener8 will still be required to submit the matter to a vote of its shareholders at the Special Meeting, unless the Merger Agreement is terminated. In addition, Euronav generally has an opportunity to offer to modify the terms of the Merger in response to any competing Acquisition Proposal that may be made before the Gener8 board of directors or the Gener8 Transaction Committee may withdraw or qualify its recommendation.
The Voting Agreement and Proxies also contain provisions that could deter a potential competing proposal. Pursuant to the Voting Agreement and the Proxies, the Covered Shareholders and the Proxy Shareholders have agreed, subject to the terms and conditions of the Voting Agreement and the Proxies, to (i) appear (in person or by proxy) at the Special Meeting, and (ii) vote all of their Covered Shares, which represent in the aggregate approximately 48% of the issued and outstanding Gener8 common shares in favor of the Merger, the Merger Agreement and the transactions contemplated thereby at the Special Meeting. In the case of the Covered Shareholders, if either the Gener8 Transaction Committee or the Gener8 board of directors makes an Adverse Recommendation Change regarding the Merger, then such shareholders will each vote 50% of their respective Covered Shares in favor of the Merger, the Merger Agreement and the transactions contemplated thereby at the Special Meeting, and may vote their remaining Covered Shares in any manner they determine. In the case of the Proxies, if the Gener8 Transaction Committee or the Gener8 board of directors makes an Adverse Recommendation Change regarding the Merger, the Proxies will terminate with no further obligation on the part of the Proxy Shareholders.
These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Gener8 from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the Merger, or that might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the $39 million termination fee that may become payable, as well as the operational impact as a result of the sale of the three vessels that are the subject of the memoranda of agreement, in the event of a termination of the Merger Agreement as a result of an Adverse Recommendation Change or other circumstances described in the Merger Agreement.
Upon termination of the Merger Agreement Gener8 will, in certain circumstances, be obligated to pay a termination fee and sell three vessels to Euronav.
In some circumstances, upon termination of the Merger Agreement, Gener8 may be required to pay a termination fee of  $39 million in cash to Euronav. In some circumstances, if the Merger Agreement is terminated and prior to the first anniversary of the date of such termination, Gener8 enters into an agreement with respect to certain other mergers, business combinations or other transactions, a termination fee of  $39 million in cash will become payable by Gener8 to Euronav, see the section entitled “The Merger Agreement — Termination Fee”.
In addition, under the terms of the MOAs, in the event that the Merger Agreement is not consummated, other than as a result of a breach of the Merger Agreement by Euronav, Gener8 is obligated to sell three Gener8 vessels to Euronav at a total purchase price of  $220.9 million, which may be different from the market price of these vessels at such time. A portion of the purchase price of each of the three vessels may be offset by up to one-third of the $39 million termination fee, see the section entitled “Related Agreements — Memoranda of Agreement”.
The termination of the Merger Agreement could negatively impact Gener8 and Euronav.
If the Merger is not completed for any reason, including as a result of Gener8’s shareholders failing to approve the Merger Agreement, the ongoing business of Gener8 and Euronav may be adversely affected and, without realizing any of the anticipated benefits of having completed the Merger, Gener8 and Euronav may be subject to a number of risks, including the following:
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Gener8 and Euronav may experience negative reactions from the financial markets, including a decline of its respective stock price (which may reflect a market assumption that the Merger will be completed);

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Gener8 and Euronav may experience negative reactions from the investment community, its respective customers and employees and other partners in the business community;

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Gener8 and Euronav may be required to pay certain costs relating to the Merger, whether or not the Merger is completed; and

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matters relating to the Merger will have required substantial commitments of time and resources by Gener8’s and Euronav’s respective management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial had the Merger not been contemplated.

The completion of the Merger could negatively impact Gener8’s relationship with the vessel pools which commercially manage substantially all of Gener8’s vessels. Any withdrawal of Gener8 vessels from the pools or termination of the related pool agreements could result in additional costs.
Substantially all vessels in Gener8’s fleet are contracted to operate in various tanker pools managed by entities affiliated with the Navig8 Group. Gener8 may experience negative reactions from these pools, the Navig8 Group or their affiliates as a result of the Merger and related transactions. It is Euronav’s intention to employ, as soon as commercially practicable, all of the Gener8 vessels, on the spot market, including within the Tankers International Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. Accordingly, upon completion of the Merger, the Combined Company may seek to withdraw all or some of these vessels from these pools or terminate the pool agreements, which could result in additional costs, including costs related to recovering working capital from a pool, claims for loss of revenue from a pool, loss of management fees from a pool and loss due to improper notice given to a pool. Additionally, if the Combined Company withdraws a vessel from a pool in the period of time during which such withdrawal is prohibited under the pool agreements or otherwise does not comply with the provisions regarding withdrawal in these pool agreements, the Combined Company could be subject to a damages claim by these pools.
Except in specified circumstances, if the Merger is not completed by June 30, 2018, subject to extension in specified circumstances, either Euronav or Gener8 may choose not to proceed with the Merger.
Either Euronav or Gener8 may terminate the Merger Agreement if the Effective Time has not occurred by June 30, 2018. However, this right to terminate the merger agreement will not be available to Euronav or Gener8 if the failure of such party to perform any of its obligations under the Merger Agreement has been the principal cause of or resulted in the failure of the Merger to be complete on or before such time. Termination of the merger agreement will also result in termination of the Voting Agreement and Proxies. For more information, see the sections entitled “The Merger Agreement — Termination of the Merger Agreement” and “Voting Agreement and Proxies.”
While the Merger Agreement is in effect, Gener8’s and Euronav’s businesses are subject to restrictions on the conduct of their business activities prior to completion of the Merger.
Under the Merger Agreement, Gener8, Euronav and their respective subsidiaries are subject to certain restrictions on the conduct of their respective businesses and generally must operate their respective businesses in the ordinary course consistent with past practice prior to completing the Merger (unless Gener8 or Euronav obtains the other’s consent, as applicable, which is not to be unreasonably withheld, conditioned or delayed), which may restrict Gener8’s and Euronav’s ability to exercise certain of their respective business strategies. These restrictions may prevent Gener8 from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, incurring indebtedness or making changes to its businesses prior to the completion of the Merger or termination of the Merger Agreement. These restrictions may prevent Euronav from declaring, setting aside or paying dividends under certain circumstances, issuing, transferring or pledging its ordinary shares, incurring certain indebtedness, or making changes to its business prior to the completion of the Merger or termination of the Merger Agreement. These restrictions could have an adverse effect on Gener8’s and Euronav’s respective businesses, financial results, financial condition or stock price.

Holders of Gener8 common shares will have a reduced ownership and voting interest in Euronav after the Merger and will exercise less influence over management.
Holders of Gener8 common shares currently have the right to vote in the election of directors to the Gener8 board of directors and on certain other matters affecting Gener8. Following the Merger, each holder of Gener8 common shares will be entitled to become a shareholder of Euronav with a percentage ownership of Euronav that is much smaller than the shareholder’s percentage ownership of Gener8. Immediately following the Effective Time, Euronav will issue approximately 60,815,764 ordinary shares to former holders of Gener8 common shares, which are estimated to represent approximately 28% of the outstanding Euronav ordinary shares. Because of this, the Gener8 shareholders will have substantially less influence on the management and policies of Euronav than they now have with respect to the management and policies of Gener8.
The Combined Company may not realize all of the anticipated benefits of the Merger.
Euronav and Gener8 believe that the Merger will provide benefits to the Combined Company as described elsewhere in this proxy statement/prospectus. However, there is a risk that some or all of the expected benefits of the Merger may fail to materialize, or may not occur within the time periods anticipated. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of Euronav, including but not limited to the strength or weakness of the economy and competitive factors in the areas where Euronav and Gener8 do business, the effects of competition in the markets in which Euronav or Gener8 operate, and the impact of changes in the laws and regulations regulating the seaborne transportation or refined petroleum products industries or affecting domestic or foreign operations. The challenge of coordinating previously separate businesses makes evaluating the business and future financial prospects of the Combined Company following the Merger difficult. Euronav and Gener8 have operated and, until completion of the Merger, will continue to operate, independently. The success of the Merger, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, an expanded market reach and operating efficiencies, and that does not materially disrupt existing relationships nor result in decreased revenues or dividends. The past financial performance of each of Euronav and Gener8 may not be indicative of their future financial performance. Realization of the anticipated benefits in the Merger will depend, in part, on the Combined Company’s ability to successfully integrate Euronav’s and Gener8’s businesses. The Combined Company will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the Merger and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of the Combined Company following the Merger. The coordination process may also result in additional and unforeseen expenses.
Failure to realize all of the anticipated benefits of the Merger may impact the financial performance of the Combined Company, the price of Euronav’s ordinary shares and the ability of Euronav to pay dividends on its ordinary shares. The declaration of dividends by Euronav will be at the discretion of its board of directors in accordance with Euronav’s dividend policy.
The Combined Company may not be able to obtain financing for additional capital requirements.
Following completion of the Merger, the Combined Company may require significant ongoing capital expenditures and, although Euronav and Gener8 anticipate that the Combined Company will be able to fund these expenditures through usage of the Combined Company’s cash and cash equivalents, cash generated from operations, letters of credit and subsequent debt, equity or hybrid offerings, there can be no assurances that the Combined Company will be able to obtain financing on acceptable terms or at all.
The opinion of Gener8’s financial advisor will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.
Gener8 will not obtain an updated fairness opinion from its financial advisor as of the date of this proxy statement/prospectus. Changes in the operations and prospects of Euronav or Gener8, general market and economic conditions and other factors that may be beyond the control of Euronav or Gener8, and on which the opinion of the financial advisor of Gener8 were based, may significantly alter the value of Gener8 or the prices of Euronav’s ordinary shares by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because Gener8 currently does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the Exchange Ratio from a financial point of view at the time the Merger is completed.
Euronav and Gener8 have incurred and expect to incur substantial transaction fees and costs in connection with the Merger and related Gener8 vessel acquisitions, whether or not the Merger is completed.
Euronav and Gener8 have incurred and expect to incur additional material non-recurring expenses in connection with the Merger and completion of the transactions contemplated by the Merger Agreement. Euronav and Gener8 have incurred significant legal, advisory and financial services fees in connection with the process of negotiating and evaluating the terms of the Merger. Additional significant unanticipated costs (including additional unanticipated severance payments) may be incurred in the course of coordinating the businesses of Euronav and Gener8 after completion of the Merger. Even if the Merger is not completed, Euronav and Gener8 will need to pay certain costs relating to the Merger incurred prior to the date the Merger was abandoned, such as legal, accounting, financial advisory, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition. As of December 31, 2017, Euronav and Gener8 have each incurred approximately $1.4 million of non-recurring expenses in connection with the Merger. Euronav and Gener8 expect to incur additional, material non-recurring expenses of approximately $8.6 million and $32.3 million, respectively, prior to, or upon the Effective Time.
Completion of the Merger may trigger change in control or other provisions in certain agreements to which Gener8 is a party.
In addition to the Specified Approvals, consummation of the transactions contemplated under the Merger Agreement may trigger, among other things, a “change of control” in certain agreements to which Gener8 is a party. If Euronav and Gener8 are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Euronav and Gener8 are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Gener8.
Significant demands will be placed on Euronav as a result of the Merger.
As a result of the pursuit and completion of the Merger, significant demands will be placed on the managerial, operational and financial personnel and systems of Euronav. Euronav cannot assure you that their systems, procedures and controls will be adequate to support the expansion of operations following and resulting from the Merger. The future operating results of the Combined Company will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and expand its operational and financial controls and reporting systems in response to the Merger.
The unaudited pro forma condensed combined financial information of Euronav and Gener8 is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company following the Merger.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus has been prepared using the consolidated historical financial statements of Euronav and Gener8. It is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the Combined Company following the Merger. In addition, the pro forma combined financial information included in this proxy statement/prospectus is based in part on certain assumptions regarding the Merger that Euronav and Gener8 currently believe are reasonable. These assumptions may not prove to be accurate, and other factors may affect the Combined Company’s results of operations or financial condition following the Merger. Accordingly, the historical and pro forma financial information included in this proxy statement/prospectus does not necessarily represent the Combined Company’s results of operations and financial condition had Euronav and Gener8 operated as a combined entity during the periods presented, or of the Combined Company’s results of operations and financial condition following completion of the Merger. The Combined Company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.
In preparing the pro forma financial information contained in this proxy statement/prospectus, Euronav has given effect to, among other items, the completion of the Merger, the payment of the Merger Consideration and estimated transaction costs. The unaudited pro forma financial information does not reflect all of the costs that are expected to be incurred by Euronav and Gener8 in connection with the Merger. For more information, see the section “Unaudited Pro Forma Condensed Combined Financial Information.”
Euronav will assume or repay most of the existing indebtedness of Gener8 if the Merger is completed, which may impose additional operating and financial restrictions on Euronav (beyond those that currently exist) which, together with the resulting debt services obligations, could significantly limit the Combined Company’s ability to execute its business strategy, and increase the risk of default under its debt obligations after the Merger is completed.
As of December 31, 2017, Euronav intends to assume $1,358.0 million of the existing indebtedness of Gener8 in connection with the completion of the Merger. Gener8’s current secured credit facilities require it to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in Gener8’s fleet in relation to the indebtedness outstanding.
Because some of the ratios and covenants set minimum values for the vessels in respect of the indebtedness outstanding, should vessel values decline in the future for any reason whatsoever, including due to declines in charter rates, the Combined Company may be required to take action to reduce its debt or to act in a manner contrary to its business objectives to meet any such financial ratios and satisfy any such financial covenants. Additionally, some of the ratios and covenants require the Combined Company to (i) maintain minimum levels of liquidity and interest expense coverage and (ii) not exceed the maximum level of leverage specified therein. Events beyond the Combined Company’s control, including changes in the economic and business conditions in the shipping markets in which the Combined Company will operate, may affect its ability to comply with these covenants. While Euronav plans to guarantee this indebtedness and enter into amended loan agreements with covenants to be tested on a Combined Company basis upon the completion of the Merger there is no assurance that can be provided that the Combined Company will meet the applicable financial or other covenants or that its lenders will waive any failure to do so.
Additionally, the terms of Gener8’s existing indebtedness place certain restrictions on the operations of the obligors thereunder, including restrictions on incurring additional indebtedness and liens, disposal of assets and chartering arrangements. These covenants, along with the financial covenants discussed above, may adversely affect the Combined Company’s ability to finance future operations or limit its ability to pursue certain business opportunities or take certain corporate actions. The covenants may also restrict the Combined Company’s flexibility in planning for, or reacting to, changes in its business and the industry and make it more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or the Combined Company’s inability to maintain the required financial ratios under, its credit facilities would prevent it from borrowing additional money under its credit facilities and could result in a default under its credit facilities. If a default occurs under the Combined Company’s credit facilities, the lenders could elect to declare the issued and outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of the Combined Company’s assets. Furthermore, the Combined Company’s debt agreements contain cross-default provisions, whereby a default by the Combined Company under one of its debt agreements would automatically be an event of default under its other debt agreements. Such cross defaults could result in the acceleration of the maturity of the debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including the Combined Company’s vessels. In the event of such acceleration or foreclosure, the Combined Company might not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

Following the completion of the Merger, the Combined Company’s ability to meet its cash requirements, including the Combined Company’s debt service obligations, will be dependent upon its operating performance, which will be subject to general economic and competitive conditions and to financial, business and other factors affecting its operations, many of which are or may be beyond the Combined Company’s control. The Combined Company cannot provide assurance that its business operations will generate sufficient cash flows from operations to fund these cash requirements and debt service obligations. If the Combined Company’s operating results, cash flow or capital resources prove inadequate, it could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt and other obligations. If the Combined Company is unable to service its debt, it could be forced to reduce or delay planned expansions and capital expenditures, sell assets, restructure or refinance its debt or seek additional equity capital. The Combined Company may be unable to take any of these actions on satisfactory terms or in a timely manner which could result in the Combined Company entering bankruptcy proceedings. Further, any of these actions may not be sufficient to allow the Combined Company to service its debt obligations or may have an adverse impact on its business. The Combined Company’s debt agreements may limit its ability to take certain of these actions. The Combined Company’s failure to generate sufficient operating cash flow to pay its debts or to successfully undertake any of these actions could have a material adverse effect on the Combined Company. These risks may be increased as a result of the increased amount of indebtedness of the Combined Company following the completion of the Merger.
In addition, the degree to which the Combined Company may be leveraged as a result of the indebtedness assumed in connection with the Merger or otherwise could materially and adversely affect its ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, could make the Combined Company more vulnerable to general adverse economic, regulatory and industry conditions, and could limit its flexibility in planning for, or reacting to, changes and opportunities in the markets in which it competes.
Gener8’s ability to continue as a “going concern” contemplates the realization of assets and satisfaction of liabilities in the normal course of business, including the effective implementation and success of management’s plan to mitigate the conditions that raise doubt about Gener8’s ability to continue as a going concern.
Gener8’s operations, cash flows, liquidity, and its ability to comply with financial covenants related to its senior secured credit facilities have been negatively impacted by a weaker tanker industry, lower charter rates, and higher interest costs on its outstanding indebtedness whereby Gener8 incurred a net loss of $168.5 million for the year ended December 31, 2017 and had an accumulated deficit of  $264.7 million as of December 31, 2017. Management considered the significance of these negative financial conditions in relation to Gener8’s ability to meet its current and future obligations and determined that these conditions raise substantial doubt about Gener8’s ability to continue as a going concern as of December 31, 2017.
Gener8 is required to comply with various collateral maintenance and financial covenants, including covenants with respect to its maximum leverage ratio, minimum cash balance and an interest expense coverage ratio. While Gener8 was in compliance with all such covenants that were in effect as of December 31, 2017, due to the weaker tanker industry, low charter rates and higher interest costs, Gener8’s management determined that it was virtually certain as of the date the 2017 financial statements were available for issuance that Gener8 would not be in compliance with the interest expense coverage ratio covenant as of March 31, 2018. Gener8 has obtained short-term waivers from its lenders for the interest expense coverage ratio covenant. The waivers for (i) the Sinosure Credit Agreement and KEXIM Credit Agreement cover the covenant test period ending on March 31, 2018, and (ii) the Nordea Credit Agreement cover the same period, and automatically extend to include the subsequent test period ending on June 30, 2018, provided that the Merger is consummated.
Gener8’s ability to continue as a going concern is contingent upon a number of factors, including its ability to: (i) develop and successfully implement a plan to address these factors, (ii) return to profitability, and (iii) remain in compliance with its credit facility covenants, as the same may be modified. While Gener8’s management plans to implement certain actions to mitigate the conditions that raise doubt about its ability to continue as a going concern, there can be no assurance that Gener8 will be able to implement such actions successfully. Failure to mitigate the conditions that raise doubt about Gener8’s ability to continue as a going concern could result in an event of default under its senior secured credit facilities that, if not cured or waived, could result in the acceleration of substantially all of Gener8’s indebtedness, impairment of its access to capital, the enforcement of default remedies by its counterparties, or the commencement of insolvency proceedings by or against us under the Bankruptcy Code.
The covenants under Gener8’s senior secured credit facilities and senior notes may be difficult to satisfy in the current market environment.
Gener8 is subject to a number of covenants under its senior notes and senior secured credit facilities, including covenants governing the minimum amount of cash and cash equivalents it maintains, its ratio of consolidated EBITDA to its aggregate cash interest expense for its consolidated indebtedness, its ratio of consolidated indebtedness (net of unrestricted cash and cash equivalents) to its consolidated total capitalization, and the minimum aggregate appraised value of the vessels it has pledged as collateral under its senior secured credit facilities. Pursuant to interest expense ratio covenants under Gener8’s senior secured credit facilities, its ratio of consolidated EBITDA to consolidated cash interest expense, each as defined in the underlying credit agreements, must be no less than 2.5x. This ratio is referred to as the “Interest Coverage Ratio” and the related covenants as the “Interest Coverage Ratio Covenants.”
Moreover, in the event of continued weakness in vessel values, if the current market environment declines further or does not recover sufficiently, there is a possibility that Gener8 may not comply with the collateral maintenance covenant under the Sinosure Credit Agreement as early as the second quarter of 2018 without a waiver or amendment to the credit facility.
To address these issues, Gener8 may pursue alternatives which may include discussions with lenders and/or Euronav regarding potential options, waivers or amendments from its lenders, reduction of the debt outstanding under its senior secured credit facilities, and/or other options. Any such actions may be subject to conditions. If market or other conditions are not favorable, or if such discussions do not result in a favorable outcome, Gener8 may be unable to take any such actions or obtain waivers or amendments from its lenders on acceptable terms or at all.
Euronav is in advanced negotiations with the lenders under the KEXIM Credit Agreement and the Nordea Credit Agreement to amend such facilities following completion of the Merger to include Euronav as a guarantor and to revise the covenant compliance testing to apply on a Combined Company basis. Euronav cannot provide any assurance that these lenders will agree to any of these amendments or that these amendments will be entered into. The Sinosure Credit Agreement is expected to be assumed or repaid by International Seaways in connection with the sale of the VLCCs to International Seaways in connection with the closing of the Merger, although Euronav can provide no assurance that this will be the case. Accordingly, Euronav does not believe further amendments or waivers to the Sinosure Credit Agreement are required. Please see “Related Agreements — Sale of VLCCs to International Seaways.”
Due to the weaker tanker industry, low charter rates and higher interest costs, Gener8’s management determined as of the date the 2017 financial statements were available for issuance that it was virtually certain that Gener8 would not be in compliance with the interest expense coverage ratio covenant as of March 31, 2018. As a result Gener8 has obtained short-term waivers from its lenders for the interest expense coverage ratio. The waivers for (i) the Sinosure Credit Agreement and KEXIM Credit Agreement cover the covenant test period ending on March 31, 2018, and (ii) the Nordea Credit Agreement cover the same period, and automatically extend to include the subsequent test period ending on June 30, 2018, provided that the Merger is consummated.
Absent such waivers or amendments, if Gener8 does not comply with these covenants and fails to cure its non-compliance following applicable notice and expiration of applicable cure periods, Gener8 would be in default of one or more of its senior secured credit facilities. If such a default occurs, Gener8 would also be in default under its senior notes. Each of Gener8’s senior secured credit facilities and senior notes contain cross default provisions that would be triggered by Gener8’s failure to comply with these covenants. As a result, approximately $1.0 billion of Gener8’s indebtedness as of December 31, 2017 could be declared immediately due and payable. Gener8 may not have sufficient assets available to satisfy its obligations. Substantially all of Gener8’s assets, including all of its vessels, are pledged as collateral to its lenders, and its lenders may seek to foreclose on their collateral if a default occurs. Gener8 may have to seek alternative sources of financing on terms that may not be favorable to Gener8 or that may not be available at all. Therefore, Gener8 could experience a material adverse effect on its business, financial condition, results of operations and cash flows. Euronav’s obligations to effect the Merger are not subject to Gener8 obtaining any such waivers or amendments. However, Euronav’s obligations to effect the Merger are subject to, among other things, there not having occurred any material adverse effect with respect to Gener8. Euronav may, to the extent permitted by law, waive any such condition of the Merger.
Given the anticipated noncompliance of the interest expense coverage ratio covenant as of March 31, 2018, the existence of the cross default provisions, and the absence of any current solution which would cure the noncompliance for at least the next 12 months, Gener8 reclassified approximately $1.0 billion of its outstanding indebtedness, net of unamortized deferred financing costs, that were previously reported as long-term debt to long-term debt, current portion (See Note 21, Restatement of Previously Issued Consolidated Financial Statements, to the consolidated financial statements in Item 8 of the Gener8 Form 10-K Amendment, which is incorporated by reference into this proxy statement/prospectus, for more information).
Gener8 has identified material weaknesses in its internal control over financial reporting and determined that its disclosure controls and procedures were not effective which could, if not remediated, result in additional material misstatements in its financial statements.
Gener8’s management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over its financial reporting, as defined in Rules 13a- 15(e) and 13a-15(f)), respectively, under the Securities Exchange Act of 1934. As disclosed in the Gener8 Form 10-K Amendment, management identified material weaknesses in its internal control over financial reporting and determined its disclosure controls and procedures were not effective as of December 31, 2017. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of its annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses identified in the Gener8 Form 10-K Amendment, which is incorporated by reference herein, Gener8’s management concluded that it did not maintain effective disclosure controls and procedures and internal control over financial reporting as of December 31, 2017. The Gener8 Form 10-K Amendment reflects the change in management’s conclusion regarding the effectiveness of its disclosure controls and procedures and internal control over financial reporting as of December 31, 2017.
Gener8 is in the process of developing and implementing the remediation plan to address the material weaknesses in internal control over its financial reporting and ineffective disclosure controls and procedures. Gener8 expects such remediation plans will be implemented and tested for effectiveness as of December 31, 2018. If Gener8’s remedial measures are insufficient, or if additional material weaknesses or significant deficiencies in its internal controls occur in the future, Gener8 could be required to restate its financial results, which could materially and adversely affect its business, results of operations, and financial condition, restrict its ability to access the capital markets, require Gener8 to expend significant resources to correct the weaknesses or deficiencies, harm its reputation or otherwise cause a decline in investor confidence.
Resales of Euronav ordinary shares following the Merger may cause the market value of Euronav ordinary shares to decline.
Pursuant to the terms of the Merger Agreement, Euronav will issue approximately 60,815,764 Euronav ordinary shares at the Effective Time of the Merger which Euronav has agreed, pursuant to the Merger Agreement, to list on the NYSE subject to notice of issuance. In addition, Euronav intends to complete the listing of ordinary shares to be issued pursuant to the Merger Agreement on Euronext concurrently with the listing on the NYSE. The issuance of these new shares and the sale of additional shares that may become eligible for sale in the public market from time to time could have the effect of depressing the market value for Euronav ordinary shares. The increase in the number of Euronav ordinary shares may lead to sales of such Euronav ordinary shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, Euronav ordinary shares.
The market value of Euronav ordinary shares may decline as a result of the Merger.
The market value of Euronav ordinary shares may decline as a result of the Merger if, among other things, the Combined Company is unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of Euronav’s and Gener8’s businesses are not realized or if the transaction costs related to the Merger are greater than expected. The market value also may decline if the Combined Company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by the market or if the effect of the Merger on the Combined Company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.
Litigation filed against Gener8 and Euronav in connection with the Merger could result in substantial costs and could delay or prevent the Merger from being completed.
On March 8, 2018, a putative class action lawsuit captioned Fragapane v. Gener8 Maritime, Inc. et al., No. 1:18-cv-02097 (S.D.N.Y.), was filed in the United States District Court for the Southern District of New York, purportedly on behalf of the public stockholders of Gener8, against Gener8, Gener8’s directors, Euronav and Merger Sub. On March 14, 2018, another lawsuit, captioned Mohr v. Gener8 Maritime, Inc., et al., No. 1:18-cv-02276 (S.D.N.Y.), was also filed against Gener8 and its directors. Although the plaintiffs in the Fragapane and Mohr actions have agreed in principle to voluntarily dismiss the actions, in light of, among other things, the supplemental disclosures included in this proxy statement/prospectus (See — “Litigation Related to the Merger”), these or any similar securities class action lawsuits and derivative lawsuits can result in substantial costs and divert management time and resources. An adverse judgment in such cases could have a negative impact on Euronav’s liquidity and financial condition or could prevent the Merger from being completed.
Euronav is organized under the laws of Belgium and a substantial portion of its assets will continue to be, and many of its directors and executive officers will continue to reside, outside of the United States after the Merger and as a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States in Belgium.
Euronav is organized under the laws of Belgium. After the Merger, substantially all of the Combined Company’s assets will be located outside the United States and all of the Combined Company’s executive officers and a majority of the Combined Company’s directors will reside outside the United States, provided that Mr. Steven Smith is elected as a director at the next annual meeting of Euronav shareholders. Further, certain of the experts named in this proxy statement/prospectus reside outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Combined Company and such directors, executive officers or experts under the United States federal securities laws.
If the Merger does not qualify as a tax-free reorganization for U.S. federal income tax purposes, shareholders of Gener8 could be subject to significant tax liabilities.
Euronav and Gener8 intend for the Merger to qualify as a tax-free reorganization for U.S. federal income tax purposes. Neither Euronav nor Gener8 has sought, and neither will seek, any ruling from the Internal Revenue Service regarding the Merger, nor will Euronav or Gener8 obtain an opinion of legal counsel as to whether the Merger will constitute a tax-free reorganization for U.S. federal income tax purposes. As a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position that the Merger fails to qualify as a tax-free reorganization for U.S. federal income tax purposes. If the Merger were to fail to qualify as a tax-free reorganization for U.S. federal income tax purposes, shareholders of Gener8 could be subject to tax on gain, if any, realized upon the exchange of Gener8 common shares for Euronav ordinary shares. Conversely, if consistent with the intention of Euronav and Gener8, the Merger qualifies as a tax-free reorganization, shareholders of Gener8 will not be permitted to recognize a loss, if any, realized upon the exchange of Gener8 common shares for Euronav ordinary shares (other than with respect to cash received in lieu of fractional shares). See the section “Material Tax Considerations” for a discussion of the material U.S. federal income tax consequences of  (i) the Merger and (ii) owning and disposing of Euronav ordinary shares.
Risks Related to Gener8
You should read and consider the risk factors specific to Gener8 that will also affect the Combined Company after completion of the Merger. These risks are described in Gener8’s Annual Report on Form

10-K for the fiscal year ended December 31, 2017, as filed with the SEC on March 15, 2018, and amended on April 30, 2018 and on May 4, 2018, and other filings with the SEC, each of which is incorporated by reference herein, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section “Where You Can Find More Information.”
Risks Related to Euronav
You should read and consider the risk factors specific to Euronav that will also affect the Combined Company after completion of the Merger. These risks are described in Euronav’s Annual Report on Form 20-F for the year ended December 31, 2017, which is incorporated by reference herein, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section “Where You Can Find More Information.”
Risks Relating to Euronav ordinary shares
The price of Euronav ordinary shares after the Merger may be volatile.
The price of Euronav ordinary shares may fluctuate due to factors such as:
•
actual or anticipated fluctuations in Euronav’s quarterly and annual results and those of other public companies in its industry;

•
mergers and strategic alliances in the tanker industry;

•
market conditions in the tanker industry;

•
changes in government regulation;

•
the failure of securities analysts to publish research about Euronav after the Merger, or shortfalls in Euronav’s operating results from levels forecast by securities analysts;

•
announcements concerning Euronav or its competitors; and

•
the general state of the securities market.

The seaborne transportation industry has been highly unpredictable and volatile. The market for Euronav ordinary shares may be equally volatile.
Euronav may issue additional ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of Euronav’s ordinary shares.
Euronav may issue additional ordinary shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness, or its equity incentive plan, without shareholder approval, in a number of circumstances.
Euronav’s issuance of additional ordinary shares or other equity securities of equal or senior rank would have the following effects, among others:
•
its existing shareholders’ proportionate ownership interest in it will decrease;

•
the amount of cash available for dividends payable on its ordinary shares may decrease;

•
the relative voting strength of each previously outstanding common share may be diminished; and

•
the market price of its ordinary shares may decline.

INFORMATION ABOUT THE COMBINED COMPANY
In this section, references to “we”, “us” and “our” are references to the Combined Company resulting from the Merger. All statistics and other financial information in this section are presented on a pro-forma basis, giving effect to the Merger.
Overview
We are an independent tanker company engaged in the ocean transportation and storage of crude oil that was incorporated under the laws of Belgium on June 26, 2003. We are headquartered in Antwerp, Belgium, and have offices located in the United Kingdom, France, Greece, Hong Kong and Singapore. Euronav is listed on Euronext Brussels and on the NYSE under the symbol “EURN.” Following the Merger and assuming the sale of six VLCCs to International Seaways and the purchase from International Seaways of one vessel, the Combined Company’s fleet of vessels which it will own and operate, including vessels categorized as assets held for sale, is expected to have an average age of approximately 8.0 years (estimated as of May 2, 2018), an aggregate carrying capacity of approximately 19.4 million deadweight tons, or dwt and to consist of two V-Plus crude carriers, 43 very large crude carriers, or VLCCs (including four vessels that we charter-in), 28 Suezmax vessels (which include two newbuildings delivered to us on March 26, 2018 and April 25, 2018 respectively, and the remaining two newbuildings expected to be delivered in 2018), two Panamax vessels, and two floating, storage and offloading vessels, or FSOs (in which we hold a 50% ownership interest). We refer to the Combined Company’s vessels collectively as the “Combined Fleet.”
The Combined Fleet
The following table summarizes key information about the Combined Fleet giving effect to the completion of the Merger.
Owned Vessels	Type	DWT	Built	Shipyard(1)
TI Europe	V-Plus	441,561	2002	Daewoo
Sandra	VLCC	323,527	2011	STX
Sara	VLCC	323,183	2011	STX
Alsace	VLCC	320,350	2012	Samsung
TI Hellas	VLCC	319,254	2005	Hyundai
Ilma	VLCC	314,000	2012	Hyundai
Simone	VLCC	313,988	2012	STX
Sonia	VLCC	314,000	2012	STX
Ingrid	VLCC	314,000	2012	Hyundai
Iris	VLCC	314,000	2012	Hyundai
Nautic	VLCC	307,284	2008	Dalian
Newton	VLCC	307,284	2009	Dalian
Nectar	VLCC	307,284	2008	Dalian
Noble	VLCC	307,284	2008	Dalian
VK Eddie	VLCC	305,261	2005	Daewoo
Hojo	VLCC	302,965	2013	JMU
Hakone	VLCC	302,624	2010	Universal
Hirado	VLCC	302,550	2011	Universal
Hakata	VLCC	302,550	2010	Universal
Antigone	VLCC	299,421	2015	Hyundai
Anne	VLCC	299,533	2016	Hyundai
Alex	VLCC	299,445	2016	Hyundai
Alice	VLCC	299,320	2016	Hyundai
Aquitaine	VLCC	298,767	2017	Hyundai

Owned Vessels	Type	DWT	Built	Shipyard(1)
Ardeche	VLCC	298,642	2017	Hyundai
Gener8 Nestor	VLCC	297,638	2017	Hanjin
Gener8 Ethos	VLCC	298,991	2017	Samho
Gener8 Hector	VLCC	297,363	2017	Hanjin
Gener8 Andriotis(2)	VLCC	301,014	2016	Waigaoqiao
Gener8 Apollo	VLCC	301,417	2016	Daewoo
Gener8 Ares	VLCC	301,587	2016	Daewoo
Gener8 Chiotis(2)	VLCC	300,973	2016	Waigaoqiao
Gener8 Constantine	VLCC	299,011	2016	Samho
Gener8 Hera	VLCC	301,619	2016	Daewoo
Gener8 Macedon	VLCC	298,991	2016	Samho
Gener8 Miltiades(2)	VLCC	301,038	2016	Waigaoqiao
Gener8 Nautilus	VLCC	298,991	2016	Samho
Gener8 Oceanus	VLCC	299,011	2016	Samho
Gener8 Perseus	VLCC	299,392	2016	Hyundai
Gener8 Success(2)	VLCC	300,932	2016	Waigaoqiao
Gener8 Athena	VLCC	299,999	2015	Daewoo
Gener8 Neptune	VLCC	299,999	2015	Daewoo
Gener8 Strength(2)	VLCC	300,960	2015	Waigaoqiao
Gener8 Atlas	VLCC	306,005	2007	Daewoo
Gener8 Hercules	VLCC	306,543	2007	Daewoo
Gener8 Supreme(2)	VLCC	300,933	2016	Waigaoqiao
Cap Diamant	Suezmax	160,044	2001	Hyundai
Cap Pierre	Suezmax	159,083	2004	Samsung
Cap Leon	Suezmax	159,049	2003	Samsung
Cap Philippe	Suezmax	158,920	2006	Samsung
Cap Guillaume	Suezmax	158,889	2006	Samsung
Cap Charles	Suezmax	158,881	2006	Samsung
Cap Victor	Suezmax	158,853	2007	Samsung
Cap Lara	Suezmax	158,826	2007	Samsung
Cap Theodora	Suezmax	158,819	2008	Samsung
Cap Felix	Suezmax	158,765	2008	Samsung
Fraternity	Suezmax	157,714	2009	Samsung
Felicity	Suezmax	157,667	2009	Samsung
Captain Michael	Suezmax	157,648	2012	Samsung
Maria	Suezmax	157,523	2012	Samsung
Finesse	Suezmax	149,994	2003	Universal
Filikon	Suezmax	149,989	2002	Universal
Cap Romuald	Suezmax	146,640	1998	Samsung
Cap Jean	Suezmax	146,643	1998	Samsung
Gener8 Spartiate	Suezmax	164,925	2011	Hyundai
Gener8 Maniate	Suezmax	164,715	2010	Hyundai
Gener8 St. Nikolas	Suezmax	149,876	2008	Universal
Gener8 Kara G	Suezmax	150,296	2007	Universal
Gener8 George T	Suezmax	149,847	2007	Universal
Gener8 Harriet G	Suezmax	150,296	2006	Universal

Owned Vessels	Type	DWT	Built	Shipyard(1)
Gener8 Companion	Pananax	72,749	2004	Dalian
Genmar Compatriot	Pananax	72,749	2004	Dalian
Cap Quebec	Suezmax	156,600	2018	Hyundai
Cap Pembroke	Suezmax	156,600	2018	Hyundai
Hull S911(3)	Suezmax	156,600	2018	Hyundai
Hull S912(3)	Suezmax	156,600	2018	Hyundai
Seaways Laura Lynn(4)	V-Plus	441,585	2003	Daewoo
Total DWT — Owned		19,107,869
Chartered-In Vessels			Charter-in Date
Nucleus	VLCC	307,284	Dec. 2021	Dalian
Nautilus	VLCC	307,284	Dec. 2021	Dalian
Navarin	VLCC	307,284	Dec. 2021	Dalian
Neptun	VLCC	307,284	Dec. 2021	Dalian
Total DWT — Chartered-In Vessels		1,229,136
FSO Vessels			Built
FSO Africa(5)	FSO	442,000	2002	Daewoo
FSO Asia(5)	FSO	442,000	2002	Daewoo
Total DWT — FSO		884,000

(1)
As used in this proxy statement/prospectus, “Samsung” refers to Samsung Heavy Industries Co., Ltd, “Hyundai” refers to Hyundai Heavy Industries Co., Ltd., “Universal” refers to Universal Shipbuilding Corporation, “Hanjin” refers to Hanjin Heavy Industries Co. Ltd., ‘Samho” refers to Samho Shipbuilding Co., Ltd., “Daewoo” refers to Daewoo Shipbuilding and Marine Engineering S.A., “JMU” refers to Japan Marine United Corp., Ariake Shipyard, Japan, “Dalian” refers to Dalian Shipbuilding Industry Co. Ltd., “STX” refers to STX Offshore and Shipbuilding Co. Ltd., “Waigaoqiao” refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., and “Sumitoto” refers to Sumitoto Heavy Industries, Ltd.

(2)
Vessels expected to be sold to International Seaways, subject to the consummation of the Merger and at the Closing thereof. Please see the section “The Merger Agreement — Related Agreements — Sale of VLCCs to International Seaways.”

(3)
Vessels expected to be delivered to the Combined Company during the course of 2018.

(4)
Vessel expected to be purchased from International Seaways, subject to the consummation of the Merger and at the Closing thereof. Please see the section “The Merger Agreement — Related Agreements — Memoranda of Agreement.”

(5)
Vessels in which we hold a 50% ownership interest.

Chartering Strategy of the Combined Company
It is Euronav’s intention to employ as soon as commercially practicable all of the Gener8 vessels, on the spot market, including within the Tankers International Pool, a leading spot market-oriented VLCC pool in which other shipowners with vessels of similar size and quality participate along with us. Please also see Item 4. “Information on the Company — B. Business Overview — Employment of Our Fleet — Tankers International Pool” of Euronav’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, which was filed with the SEC on April 17, 2018 and incorporated by reference into this proxy statement/prospectus.
Generally, the Combined Company will operate its vessels in commercial pools, on time charters or in the spot market, consistent with the strategy currently employed by Euronav, as described in Item 4. “Information on the Company — B. Business Overview — Employment of Our Fleet — Tankers International Pool” of Euronav’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, which was filed with the SEC on April 17, 2018 and incorporated by reference into this proxy statement/prospectus.

Management of the Combined Fleet
Generally, the Combined Fleet will be technically and commercially managed as described in Item 4. “Information on the Company — B. Business Overview — Employment of Our Fleet — Tankers International Pool” of Euronav’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, which was filed with the SEC on April 17, 2018 and incorporated by reference into this proxy statement/prospectus. As a result of the Merger, a larger proportion of the vessels in the Combined Fleet may be managed by third-party managers than the proportion of vessels in the Euronav fleet that were previously managed by third-party managers prior to the Merger. Prior to completion of the Merger, substantially all vessels in Gener8’s fleet are contracted to operate in various tanker pools managed by entities affiliated with the Navig8 Group. Upon completion of the Merger, the Combined Company may seek to withdraw all or some of these vessels from these pools or terminate the pool agreements, which could result in additional costs.
Board of Directors and Executive Management
After the Merger, members of Euronav’s board of directors and executive management will continue to serve in such positions of the Combined Company. For information about Euronav’s board of directors and executive management, please see Item 6. “Directors, Senior Management and Employees — A. Directors and Senior Management” of Euronav’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, which was filed with the SEC on April 17, 2018 and incorporated by reference into this proxy statement/prospectus.
In addition, Euronav has agreed, pursuant to the Merger Agreement, to take all actions necessary so that Mr. Steven Smith (a current director of Gener8) (or if Mr. Smith is unavailable, then such other person designated by the Gener8 Transaction Committee who is reasonably satisfactory to Euronav, which acceptance shall not be unreasonably withheld) will, upon recommendation of Euronav’s corporate governance and nomination committee, be proposed for election to serve on Euronav’s board of directors at the next regularly scheduled annual meeting of Euronav’s shareholders.
Biographical information for Mr. Smith is set forth below.
Steven D. Smith — Steven D. Smith served as a director of Gener8 since January 2014. Mr. Smith is the Managing Partner of Aurora Resurgence (“Resurgence”). Prior to joining Resurgence, Mr. Smith held a variety of leadership positions at UBS Investment Bank, including Global Head of Restructuring, Global Head of Leverage Finance and Americas Head of Financial Sponsors. He also served on the Americas Executive Committee and Global Management Committee. Before joining UBS in 2001, Mr. Smith was a Managing Director at Credit Suisse and DLJ, where he was a member of the restructuring and leveraged finance groups. Mr. Smith began his career in leveraged finance and restructuring as an associate at Latham & Watkins, LLP. Mr. Smith received a BA in English and American Literature from the University of California, San Diego and a JD/MBA from UCLA. He served as a judicial clerk on the Ninth Circuit Court of Appeals following his graduation from UCLA. As a result of these and other professional experiences, we believe Mr. Smith possesses knowledge and experience regarding banking, finance and capital markets that strengthen the Board’s collective qualifications, skills and experience.

THE SPECIAL MEETING
This proxy statement/prospectus is being provided to holders of Gener8 common shares as part of a solicitation of proxies by the Gener8 board of directors for use at the Special Meeting.
Date, Time and Place
The Special Meeting of shareholders of Gener8 will be held at the offices of Kramer Levin Naftalis & Frankel LLP located at 1177 Avenue of the Americas, New York, NY, 10036, on [•], 2018, at [•] a.m. local time, unless adjourned or postponed to a later time.
Purpose of the Special Meeting
At the special meeting, we are asking holders of Gener8 common shares:
•
to consider and vote upon a proposal to approve the Merger Agreement, and the transactions contemplated thereby, including, among other things: (i) the merger of Merger Sub with and into Gener8, with Gener8 continuing its corporate existence as the Surviving Corporation and as a wholly-owned subsidiary of Euronav, (ii) the cancellation, at the Effective Time, of each Gener8 Common Share issued and outstanding immediately prior to such time (other than certain Gener8 common shares that will be canceled as set forth in the Merger Agreement), and the automatic conversion thereof into the right to receive 0.7272 of a Euronav ordinary share, and (iii) the appointment of the Exchange Agent to act as agent for the Merger and to, among other things, act as agent solely in the name and on behalf of and for the account and benefit of the Contributing Gener8 Shareholders, with the right of sub-delegation, for the purpose of, amongst other things, contributing the Surviving Corporation Shares (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A) to Euronav by way of a Contribution In Kind for which the Exchange Agent shall receive the Merger Consideration in the name and on behalf of and for the account and benefit of the Contributing Gener8 Shareholders; and

•
to consider and vote upon a proposal to approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Merger Agreement.

Approval and Recommendation of the Gener8 Transaction Advisory Committee and the Gener8 Board of Directors
The Gener8 board of directors (with Peter C. Georgiopoulos, Dan Ilany and Nicolas Busch abstaining), upon the unanimous recommendation of the Gener8 Transaction Committee, has approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Gener8 shareholders. The Gener8 board of directors (with Peter C. Georgiopoulos, Dan Ilany and Nicolas Busch abstaining), upon the unanimous recommendation of the Gener8 Transaction Committee, recommends that you vote “FOR” the approval of the Merger Agreement.
Record Date; Outstanding Shares; Shares Entitled to Vote
Only holders of record of Gener8 common shares at the close of business on the record date, May 3, 2018, are entitled to notice of and to vote at the Special Meeting. As of the close of business on the record date, there were 83,267,426 Gener8 common shares issued and outstanding and entitled to vote at the Special Meeting. All Gener8 common shares that were outstanding as of the close of business on the record date are entitled to one vote per share.
Upon the request of any shareholder at the Special Meeting or prior thereto for purposes germane to the Special Meeting, Gener8 will provide at the Special Meeting a list of shareholders as of the record date.
Quorum
At least a majority of the total voting rights of the total issued and outstanding shares of Gener8 common stock entitled to vote present in person or represented by proxy shall constitute a quorum for the purposes of the meeting. If you submit a properly executed proxy card, you will be considered part of the quorum.

Abstentions and broker “non-votes” are counted as present and entitled to vote at the Special Meeting for purposes of determining a quorum. A broker “non-vote” occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.
If a quorum is not present or if there are not sufficient votes for the approval of the Merger Agreement, Gener8 expects that the Special Meeting will be adjourned to solicit additional proxies. At any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Special Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.
Vote Required
The Merger Agreement is required to be approved by shareholders representing at least a majority of the issued and outstanding Gener8 common shares on the record date for the Special Meeting. Abstentions and broker non-votes have the same effect as a vote against the proposal. Pursuant to the Voting Agreement, the Covered Shareholders, representing approximately 42% of the issued and outstanding shares of Gener8, have agreed, subject to the terms and conditions of the Voting Agreement, to (i) appear (in person or by proxy) at the Special Meeting, and (ii) vote all of their Covered Shares in favor of the Merger, the Merger Agreement and the transactions contemplated thereby at the Special Meeting. In the case of the Covered Shareholders, if either the Gener8 Transaction Committee or the Gener8 board of directors makes an Adverse Recommendation Change regarding the Merger, then such shareholders will each vote 50% of their respective Covered Shares in favor of the Merger, the Merger Agreement and the transactions contemplated thereby at the Special Meeting, and may vote their remaining Covered Shares in any manner they determine.
In addition, at the request (and expense) of Euronav, the Proxy Shareholders have agreed to grant to a representative of an affiliate of such Proxy Shareholders whereby, subject to the terms and conditions in the Proxies, such representative has the authority to direct the vote of Gener8 common shares owned by the Proxy Shareholders, representing in the aggregate approximately 6% of the issued and outstanding shares of Gener8, at the Special Meeting. In addition, the Proxy Shareholders have agreed, among other things, not to transfer or dispose any of their Gener8 common shares during the term of the Proxies unless the transferee agrees to be bound thereby. None of Euronav, Gener8 or any of their respective subsidiaries is a party to the Proxies. Please see the section “The Merger Agreement — Voting Agreement and Proxies”.
As of the date of this proxy statement/prospectus, shareholders representing approximately 48% of the issued and outstanding shares of Gener8, including all of the current directors and executive officers of Gener8 other than Mr. Nicolas Busch who owns less than 1% of the outstanding shares of Gener8, have entered into either the Voting Agreement or the Proxies. As of the date of this proxy statement/prospectus, Navig8 Limited, with which Mr. Busch is affiliated, indirectly holds approximately 4% of the issued and outstanding common shares of Gener8. Navig8 Limited is not a party to the Voting Agreement or the Proxies.
Voting by Directors and Executive Officers
As of the date of this proxy statement/prospectus, directors and executive officers of Gener8 personally owned (directly or indirectly) and had the right to vote approximately 1.96% of the issued and outstanding Gener8 common shares entitled to be voted at the Special Meeting. Entities affiliated with directors and executive officers of Gener8 owned (directly and indirectly) and had the right to vote approximately 36.1% of the issued and outstanding Gener8 common shares entitled to be voted at the Special Meeting. Approximately 4.30% of the outstanding common shares of Gener8 entitled to vote are owned (directly and indirectly) by directors, executive officers and their affiliates that are not parties to a Voting Agreement or the Proxies.
Voting; Proxies
If you were a holder of record of Gener8 common shares at the close of business on the record date, you may vote in person by attending the Special Meeting or, to ensure that your shares are represented at the Special Meeting, you may authorize a proxy to vote. To vote by proxy, after carefully reading and considering the information contained in, and incorporated by reference into, this document, please fill out, sign and date the proxy card and then mail your signed proxy card in the enclosed envelope, as soon as possible so that your shares may be voted at the Special Meeting.
All Gener8 common shares represented by each properly executed and valid proxy received by 11:59 p.m. on [•], 2018 will be voted in accordance with the instructions given on the proxy. If a holder of Gener8 common shares executes a proxy card without giving instructions, the Gener8 common shares represented by that proxy card will be voted “FOR” each of the proposals.
Your vote is very important, regardless of the number of shares you own. Accordingly, please submit your proxy whether or not you plan to attend the Special Meeting in person. Proxies must be received by 11:59 p.m. on [•], 2018.
If your Gener8 common shares are held beneficially in “street name,” you should instruct your bank, broker, trustee or other nominee to vote your shares. If you do not instruct your bank, broker, trustee or other nominee, it will not be able to vote your shares. Please check with your bank, broker, trustee or other nominee and follow the voting procedures it provides. Your bank, broker, trustee or other nominee will advise you whether you may submit voting instructions by telephone or via the Internet. Please note that you may not vote shares held in street name by returning a proxy card directly to Gener8 or by voting in person at the Gener8 special meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker.
Revocations
If your Gener8 common shares are registered directly in your name, you may change or revoke your vote after you have submitted your proxy by any of the following methods:
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by writing a letter delivered to Gener8 Maritime, Inc., 299 Park Avenue, Second Floor, New York, New York 10171, attention: Leonard J. Vrondissis, Secretary, stating that the proxy is revoked;

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by submitting a later proxy that Gener8 receives no later than the conclusion of voting at the Special Meeting;

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by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not, by itself, revoke a proxy); or

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voting again via the Internet or by telephone (only the last vote cast by each shareholder of record will be counted), provided that you do so before 11:59 p.m. Eastern Daylight Time on the day before the Special Meeting.

If your Gener8 common shares are held in “street name” by a bank, broker, trustee or other nominee, you must follow the directions you receive from your bank, broker, trustee or other nominee in order to change or revoke your vote and any deadlines for the receipt of those instructions.
Failure to Vote or Specify Vote
If you do not vote your Gener8 common shares with respect to the proposal to approve the Merger Agreement, including the transactions contemplated thereby, it will have the same effect as a vote against the proposal. However, if the proposal to approve the Merger Agreement, including the transactions contemplated thereby, is approved and the Merger is completed, your Gener8 common shares will be converted into the right to receive the Merger Consideration even though you did not vote.
If you submit a proxy without specifying the manner in which you would like your Gener8 common shares to be voted, your Gener8 common shares will be voted “FOR” approval of the Merger Agreement.
Questions and Additional Information
If you have more questions about the Merger, including the procedures for voting your Gener8 common shares you should contact D.F. King & Co., Inc., Gener8’s proxy solicitor at 48 Wall Street New York, NY 10005, or by e-mail to gnrt@dfking.com. If a bank, broker, trustee or other nominee holds your Gener8 common shares, then you should also contact your bank, broker, trustee or other nominee for additional information.

THE MERGER
Transaction Structure
On December 20, 2017, Euronav entered into the Merger Agreement among Gener8, Euronav and Merger Sub and the Voting Agreement among Euronav and the Covered Shareholders, representing approximately 42% of the issued and outstanding shares of Gener8. In connection with entry into the Merger Agreement, Euronav also entered into (i) an agreement to sell six specified VLCCs to International Seaways and a memorandum of agreement to purchase one vessel from International Seaways, subject to the consummation of the Merger, and (ii) memoranda of agreement with Gener8 to purchase three specified vessels if the Merger is not consummated.
Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Gener8. Following the Merger, Gener8 will continue its corporate existence under the BCA as the Surviving Corporation and will be a direct wholly-owned subsidiary of Euronav. The terms and conditions of the Merger are contained in the Merger Agreement, which is described in this proxy statement/prospectus and is included in this proxy statement/prospectus as Annex A. You are encouraged to read the Merger Agreement carefully and in its entirety because it is the legal agreement that governs the Merger. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the Merger are qualified by reference to the Merger Agreement. In addition to shareholder approval at the Special Meeting, other important conditions to the completion of the Merger exist. Assuming the satisfaction or waiver of all of the conditions in the Merger Agreement, Gener8 and Euronav expect to complete the Merger in the second quarter of 2018. However, Gener8 and Euronav cannot assure you when or if the Merger will occur.
Assumption of Indebtedness
If the Merger is completed, Euronav will assume certain of the existing indebtedness of Gener8. Euronav intends to assume an aggregate amount of  $1,358.0 million of existing indebtedness (which was the amount outstanding as of December 31, 2017) in connection with the completion of the Merger.
Furthermore, Gener8 and certain of its affiliates are party to (a) that certain $385,227,495 Facility Agreement, dated as of November 30, 2015 (as supplemented by a Supplemental Agreement, dated as of December 28, 2015, as amended and restated by an Amending and Restating Deed, dated as of June 29, 2016 and as further supplemented by a Second Supplemental Agreement, dated as of November 8, 2017, the “Sinosure Credit Agreement”), among Gener8 Maritime Subsidiary VII Inc., as borrower, Gener8 Maritime Subsidiary V, as shareholder, Gener8, as parent guarantor, the guarantors party thereto, the lenders party thereto and Nordea Bank AB (publ), New York Branch, as facility agent for the lenders, and (b) that certain $963,743,455 Facility Agreement, dated as of August 31, 2015 (as amended by Amendment No. 1, dated as of October 20, 2016, Amendment No. 2, dated as of March 24, 2017, and Amendment No. 3, dated as of June 1, 2017, the “KEXIM Credit Agreement”), among Gener8 Maritime Subsidiary VIII Inc., as borrower, Gener8 Maritime Subsidiary V, as shareholder, Gener8, as parent guarantor, the guarantors party thereto, the lenders party thereto and Nordea Bank AB (publ), New York Branch, as facility agent for the lenders.
In connection with the completion of the Merger, Gener8 is required to obtain (i) the consent of the required parties under its applicable credit agreements to (1) permit Euronav’s ownership of Gener8’s equity interests; (2) remove the requirement that each of Peter Georgiopoulos, Gary Brocklesby and Nicolas Busch remain a director of Gener8; (3) permit the Merger; (4) permit the payment in full of Gener8’s indebtedness to certain affiliates of BlueMountain Capital Management, LLC and (5) remove the requirement that Gener8’s shares remain listed on the NYSE; and (ii) such other amendments, consents and waivers under its applicable credit agreements and related transaction documents in order to allow the Merger to be properly entered into and documented without causing a breach of any of the terms of such agreements.
On March 28, 2018, Gener8 and Euronav obtained the required consent from the lenders under the KEXIM Credit Agreement.

On April 2, 2018, Gener8 and Euronav obtained the required consent from lenders under the Sinosure Credit Agreement.
Pursuant to the BlueMountain Agreement, the Senior Notes, issued by Gener8 to certain affiliates of BlueMountain, will be prepaid and redeemed in full contemporaneously with the Closing of the Merger. As of December 31, 2017, the Senior Notes have a carrying value of  $194.4 million. Euronav expects the prepayment of the Senior Notes to be approximately $207.0 million (which includes a 1% prepayment penalty), which Euronav expects to finance in full with cash on hand and drawings under its credit facilities.
Gener8 is also a party to that certain $581,000,000 credit agreement, dated as of September 3, 2015, by and among Gener8, as parent, Gener8 Maritime Subsidiary II Inc., as borrower, the lenders party thereto, and Nordea Bank Finland plc, New York Branch, as facility agent and collateral agent, as amended by an Amendment No. 1 thereto dated as of December 15, 2016 (the “Nordea Credit Agreement”). Euronav expects to assume the existing indebtedness under the Nordea Credit Agreement, for which Gener8 and Euronav obtained the requisite consent from the lenders under the Nordea Credit Agreement on March 29, 2018.
Gener8 was in compliance with all such covenants that were in effect as of December 31, 2017. Due to the weaker tanker industry, low charter rates and higher interest rates, Gener8 management determined that it was virtually certain as of the date the 2017 financial statements were available for issuance that Gener8 would not be in compliance with the interest expense coverage ratio covenant under its senior secured credit facilities and has obtained short-term waivers from its lenders that extend through the expected closing date of the Merger. The waivers for (i) the Sinosure Credit Agreement and KEXIM Credit Agreement cover the covenant test period ending on March 31, 2018, and (ii) the Nordea Credit Agreement cover the same period, and automatically extend to include the subsequent test period ending on June 30, 2018, provided that the Merger is consummated. Please see “Risk Factors” and “Information About Gener8.”
Given the anticipated noncompliance of the interest expense ratio as of March 31, 2018, the existence of the cross default provisions, and the absence of any current solution which would cure the noncompliance for at least the next 12 months, Gener8 has determined to reclassify its outstanding indebtedness, net of unamortized deferred financing costs, that were previously reported as long-term debt to long-term debt, current portion.
Euronav is in advanced negotiations with the lenders under the KEXIM Credit Agreement and the Nordea Credit Agreement to amend such facilities following completion of the Merger to include Euronav as a guarantor and to revise the covenant compliance testing to apply on a Combined Company basis. Euronav cannot provide any assurance that these lenders will agree to any of these amendments or that these amendments will be entered into. The Sinosure Credit Agreement is expected to be assumed or repaid by International Seaways in connection with the Sale of the VLCCs to International Seaways in connection with the closing of the Merger, although Euronav can provide no assurance that this will be the case. Accordingly, Euronav does not believe further amendments or waivers to the Sinosure Credit Agreement are required. Please see “Related Agreements — Sale of VLCCs to International Seaways.”
Merger Consideration
If the Merger is completed, each holder of Gener8 common shares and holders of Gener8 restricted stock units will be entitled to receive 0.7272 of a Euronav ordinary share for each share of Gener8 common stock owned by or issuable to such holder (excluding the Specified Gener8 Shares, as defined below) (as may be adjusted if, prior to the Effective Time of the Merger, the outstanding number of Euronav ordinary shares has changed into a different number of shares or a different class by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, exchange of shares or other similar change or event, in accordance with the Merger Agreement). Additionally, any Gener8 common shares held by Gener8, Euronav, Merger Sub or their respective subsidiaries (the “Specified Gener8 Shares”) will be canceled and no Merger Consideration or other consideration will be delivered for those canceled shares. Under the Merger Agreement, the Exchange Ratio and the Merger Consideration will not be adjusted to reflect changes in the price of Gener8 common shares or Euronav ordinary shares prior to the Effective Time of the Merger. Euronav has agreed to apply to list all of the Euronav ordinary shares to be issued in connection with the Merger on the NYSE and on Euronext.

The value of the Merger Consideration will fluctuate with the market price of Euronav ordinary shares. Holders of Gener8 common shares should obtain current share price quotations for Euronav ordinary shares, which are listed on the NYSE and Euronext under the symbol “EURN.” Gener8 common shares are listed on the NYSE under the symbol “GNRT.” Based on the closing price of Euronav ordinary shares on the NYSE of  $8.10 on December 20, 2017, the last trading day before the public announcement of the Merger before the open of trading on December 21, 2017, the aggregate consideration was $492.6 million. Based on the closing price of Euronav ordinary shares on the NYSE of  $8.25 on May 2, the latest practicable date before the date of this proxy statement/prospectus, the aggregate consideration was $501.7 million.
Euronav will not issue any fractional ordinary shares. Instead, each record holder of Gener8 common shares otherwise entitled to a fraction of a Euronav ordinary share will be entitled to receive an amount of cash (without interest, rounded to the nearest whole cent) determined by multiplying the fractional share interest to which the holder would otherwise be entitled by the volume weighted average price per share of Euronav ordinary shares on the NYSE for the three consecutive trading days ending on and including the trading day prior to the Effective Time. Holders of Gener8 common shares otherwise entitled to a fraction of a Euronav ordinary share that hold shares through a bank, broker, trustee or other nominee shall receive cash in lieu of fractional shares, if any, determined in accordance with the policies of such bank, broker, trustee or other nominee.
Conversion of Gener8 Common Shares
The conversion of Gener8 common shares into the right to receive the Merger Consideration will occur in the following manner: (a) first, at the Effective Time, each Gener8 common share issued and outstanding immediately prior to such time will be canceled and automatically converted into one share of the Surviving Corporation’s common stock which shall be delivered to the Exchange Agent acting solely in the name and on behalf of and for the account and benefit of the Contributing Gener8 Shareholders, and (b) second, as soon as possible thereafter, each such share of Surviving Corporation common stock so issued will be contributed by the Contributing Gener8 Shareholders, represented by the Exchange Agent, acting solely in the name and on behalf of and for the account and benefit of such Contributing Gener8 Shareholders, to Euronav in exchange for 0.7272 of a Euronav ordinary share. Following the Merger, if you are a shareholder of Gener8 at the Effective Time of the Merger, you will receive a letter of transmittal and instructions on how to obtain the Merger Consideration. You will receive your respective portion of the Merger Consideration after the Exchange Agent receives your completed letter of transmittal and/or such other documents that may be required by the Exchange Agent.
In order to accomplish the Contribution in Kind, the Exchange Agent will be appointed (and Euronav and Gener8 will enter into an agreement with the Exchange Agent which shall authorize the Exchange Agent) to act as agent for the Merger and to, among other things, act as agent solely in the name and on behalf of and for the account and benefit of the Contributing Gener8 Shareholders, with the right of sub-delegation, to facilitate the execution and implementation of the Contribution in Kind, including but not limited to representing the Contributing Gener8 Shareholders at the Closing (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), contributing the Surviving Corporation Shares (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A) to Euronav by way of a Contribution in Kind and delivering the Merger Consideration to such Contributing Gener8 Shareholders.
For each Gener8 common share recorded as held as of the Record Date, each holder of such Gener8 common share will be entitled to receive 0.7272 of a Euronav ordinary share and cash in lieu of fractional shares. Euronav will not issue any fractional ordinary shares. Instead, each record holder of Gener8 common shares otherwise entitled to a fraction of a Euronav ordinary share will be entitled to receive an amount of cash as described above.
Treatment of Gener8 Share Options
At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Gener8 share options, each then outstanding Gener8 share option (whether or not then vested and exercisable) will terminate and be canceled in exchange for the right to receive the Option Consideration (as defined in “The Merger Agreement — Effect on Gener8 Share Options”), less any applicable withholding taxes. If the exercise price applicable to the Gener8 common shares underlying the Gener8 share option is equal to or greater than the value of the Merger Consideration applicable to such underlying shares, such share option will terminate and be canceled in exchange for no consideration. At the Effective Time, each holder of a Gener8 share option will cease to have any rights with respect thereto, except the right to receive the Option Consideration related to such Gener8 share option pursuant to the Merger Agreement. For a full description of the treatment of Gener8 Share Options, please see the section “The Merger Agreement — Effect on Gener8 Share Options”. Additional information regarding the options to purchase Gener8 common shares is set forth in Gener8’s definitive proxy statement on Schedule 14A filed with the SEC on April 6, 2017.
Treatment of Gener8 Restricted Stock Units
At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Gener8 restricted stock units, each then outstanding Gener8 restricted stock unit will become fully vested and will terminate and be canceled in exchange for the right to receive 0.7272 of a Euronav ordinary share, less any applicable withholding taxes. For a full description of the treatment of Gener8 restricted stock units, please see the section “The Merger Agreement — Effect on Gener8 Restricted Stock Units.” Additional information regarding the restricted stuck units is set forth in Gener8’s definitive proxy statement on Schedule 14A filed with the SEC on April 6, 2017.
Background of the Merger
As part of the continuous evaluation of its business, Gener8 regularly considers opportunities for business combinations and other strategic and commercial relationships to enhance shareholder value. Since its initial public offering in 2015, Gener8 has from time to time engaged in exploratory or preliminary discussions with a number of parties regarding potential strategic opportunities, including Euronav and other public and private strategic and financial counterparties. These opportunities have included potential transactions in which Gener8 would be a buyer and others in which Gener8 would be a seller. In its consideration of strategic opportunities, Gener8 has focused on potential benefits to the company and its shareholders including potential opportunities for increased scale, strengthened liquidity, improved financial profile, reduced leverage, increased public equity float, improved trading premiums, enhanced access to capital and improved flexibility to pay dividends, and the value of the consideration to be paid or received in any potential transaction.
The board of directors and management of Euronav regularly monitor the shipping and financial markets for opportunities that may be available to achieve its long-term operational and financial goals. Regular consideration and analysis is made of various strategic transactions including, among others, business combinations, divestitures, acquisitions and other strategic and commercial relationships.
During 2016 and 2017, Gener8 received unsolicited acquisition proposals from Company A, a publicly traded shipping company, and Company B, a privately held shipping company. During the same period, Gener8 approached Company C, a publicly traded shipping company, regarding a potential strategic opportunity. Gener8 also learned through industry sources of a potential strategic opportunity involving Company D, a publicly traded shipping company. Gener8 engaged in exploratory evaluations of each of these strategic opportunities but none of these explorations resulted in an advanced stage of discussions.
During July 2016, Euronav first considered the desirability of a combination with Gener8 based on its preliminary analysis of Gener8. As a result of this analysis, on July 19, 2016 RMK Maritime (Europe) Ltd., or RMK, was appointed to act as its financial advisor pursuant to an advisory agreement dated July 19, 2016 to consider a potential transaction. Euronav’s Board of Directors selected RMK as its independent financial advisor because of RMK’s qualifications, reputation and experience in the valuation of businesses in connection with mergers and acquisitions generally and in the shipping sector specifically.
On July 27, 2016, Euronav notified Argo Law, or Argo, who serves as the Company’s outside Belgian counsel, of a potential transaction with Gener8.
On September 13, 2016, the merits of a potential transaction with Gener8 were preliminarily discussed at a regular meeting of Euronav’s Board of Directors. Management presented an analysis on the potential transaction with Gener8 to Euronav’s Board of directors. The Board discussed possible financing structures for the transaction. The Board mandated management to continue analyzing the potential transaction and to prepare a potential legal and financial structure.
During mid-2016, Gener8 was closely monitoring its cash flows, liquidity and financial covenant compliance under its debt instruments in light of the weakness in charter rates and vessel values in the market. During the remainder of the year and 2017, the Gener8 board evaluated potential options, including strategic opportunities, vessel sale leasebacks, financings and equity offerings, to reduce its leverage and improve its liquidity and ability to comply with its financial covenants. In this period, Gener8 sold vessels, repaid outstanding indebtedness, obtained amendments to its credit facilities with respect to amortization payment dates and financial covenant ratios, re-couponed its interest rate swaps and negotiated a purchase price reduction under a newbuilding contract for a VLCC vessel. By the end of the third quarter of 2017, Gener8’s cash had doubled from the amount at the end of 2016. Gener8’s leverage had also been reduced and its covenant compliance margins had improved, although leverage ratios continued to be higher than those of other similarly situated publicly traded companies in the industry. These factors were taken into account in the Gener8 board’s evaluation of Gener8’s ability to continue with its existing business plan without engaging in any strategic transaction.
In October 2016, the Company notified Seward & Kissel LLP or Seward & Kissel, who serves as the Company’s outside U.S. legal counsel, of a potential transaction with Gener8.
On December 8, 2016 a potential transaction with Gener8 was further discussed at a regular meeting of Euronav’s Board of Directors. Management discussed potential financing vehicles for a potential acquisition and elaborated on the potential use of the revolving credit facilities available. Management explained that it is considering several alternative financing scenarios. The Board of directors asked management to continue monitoring the market to determine the best possible deal with regard to the structure and timing of a possible acquisition. These discussions between Euronav’s Board of directors and management continued to be preliminary in nature.
During the course of December 2016, Euronav management entered into confidentiality agreements with representatives of certain companies relating to a possible transaction with Gener8.
Between December 12-13, 2016, Euronav management had preliminary meetings in New York with several investors regarding a potential combination between Euronav and Gener8. These included representatives from Company AA, Company BB, Company CC and Company DD.
In February 2017, Gener8 requested UBS Securities LLC, or UBS, to assist it as financial advisor in connection with Gener8’s consideration of potential strategic opportunities. In this connection, on April 6, 2017, Gener8 entered into an indemnification agreement with UBS.
In March 2017, Peter C. Georgiopoulos, Gener8’s Chairman and Chief Executive Officer, discussed with representatives of a private investment firm referred to in this proxy statement/prospectus as Company E a potential equity investment by Company E in Gener8 in connection with a business combination between Gener8 and Euronav. Representatives of Gener8 further discussed the potential transaction with representatives of Company E during a meeting on April 4, 2017 and by conference call on April 6, 2017. During these discussions, representatives of Company E informed representatives of Gener8 that Company E intended to send Gener8 a written proposal for the transaction.
Around the same time, on March 20, 2017, Euronav presented an offer letter to Mr. Georgiopoulos for the purchase of Gener8’s newest VLCC vessels.
On April 13, 2017, Company E sent Mr. Georgiopoulos a letter outlining the terms and conditions of a potential substantial equity investment by Company E, including an equity purchase price at a discount to Gener8’s then stock price that would result in dilution to existing Gener8’s shareholders and a concurrent business combination between Gener8 and Euronav. That same day, representatives of Company A contacted Mr. Georgiopoulos and sent him a letter with a proposal to acquire Gener8 in a stock-for-stock transaction representing a premium to Gener8’s then stock price based on Company A’s stock price at that time.
On April 18, 2017, the Gener8 board met to consider the proposals from Company A, Company E and Euronav and other potential strategic and financing alternatives. Senior management of Gener8 and representatives of UBS and Kramer Levin Naftalis & Frankel LLP, or Kramer Levin, also attended the meeting. During this meeting, the board discussed the two proposals as well as other potential strategic and financing alternatives, including potential transactions with another publicly traded shipping company and a private shipping company. Representatives of Kramer Levin reviewed and discussed with the members of the board their duties in connection with the board’s consideration of the proposed transactions. The board discussed the possibility of forming a transaction advisory committee comprised of disinterested members of the board. Members of the board reviewed relevant interests of board members regarding the proposed transactions, including the interests of Ethan Auerbach, a director who was formerly associated with and formerly an employee of BlueMountain Capital Management, LLC, or BlueMountain, an affiliate of the investment funds holding Gener8’s senior unsecured notes due 2020, the interests of Adam Pierce a director who is associated with and is an employee of Oaktree Capital Management, L.P., or Oaktree, and the interests of Steven D. Smith a director who is associated with and is an employee of Aurora Resurgence Management Partners LLC. Following its consideration of the abilities of members to act on a disinterested basis in connection with the proposed strategic transactions, the board determined to establish a transaction advisory committee, or Gener8 Transaction Committee, comprising Mr. Auerbach, Mr. Pierce and Mr. Smith, with Mr. Smith as Chairman. The Gener8 Transaction Committee subsequently reviewed the disinterestedness of its members and concluded that none of these individuals had any material conflicts of interest. The board authorized the Gener8 Transaction Committee to consider, evaluate, negotiate and make recommendations to the Gener8 board of directors regarding potential financing transactions and/or strategic transactions, including with Euronav, Company A and Company E, and consider, evaluate and make recommendations to the Gener8 board of directors regarding the commercial terms, management arrangements, terms of any financing and other matters relating to the foregoing transactions.
During this meeting, the Gener8 board also considered potential responses to the business combination proposed by Company A and the equity investment proposed by Company E, including alternatives involving concurrent and standalone equity investments. The board requested that further discussions with Company A, Company E and Euronav be conducted through the Gener8 Transaction Committee.
On April 24, 2017, the Gener8 Transaction Committee met telephonically to discuss potential strategic transactions involving Company A, Company E and Euronav. Kramer Levin and UBS participated in the discussion. Potential terms, conditions, structures, corporate governance and management arrangements for the transactions were discussed. The Gener8 Transaction Committee reviewed recent discussions between members of the Gener8 Transaction Committee and representatives of Company A and Company E. The Gener8 Transaction Committee discussed the potential retention of UBS as its financial advisor and reviewed discussions between its members and representatives of UBS regarding such retention, the work and reputation of UBS (which was known to members of the Gener8 Transaction Committee) and UBS’s ability to work well with and act independently of Gener8’s management. The Gener8 Transaction Committee reviewed a draft non-binding proposal letter to Euronav for a substantial equity investment in Gener8 by Company E involving a concurrent stock-for-stock merger between Gener8 and Euronav and a joint management team for the combined company comprising executives from both Gener8 and Euronav. The Gener8 Transaction Committee discussed the structure of the proposed transaction, the transaction rationale, corporate governance and management arrangements. The Gener8 Transaction Committee discussed the potential benefits and risks with respect to the proposed transaction with Euronav and Company E, including the potential impact on Gener8’s liquidity and financial leverage. Representatives of UBS provided background information regarding Euronav and further discussed the proposal letter to Euronav and additional issues to be negotiated with Company E. The Gener8 Transaction Committee approved the proposal letter to Euronav. Following this meeting, Mr. Smith consulted with the other members of the Gener8 Transaction Committee further regarding the proposal letter to Euronav and then, with their approval, instructed Gener8’s management to send the letter to Euronav on April 25, 2017.
On April 26, 2017, the Gener8 Transaction Committee met telephonically to further discuss the potential strategic transactions involving Company A, Company E and Euronav. Kramer Levin and UBS participated in the discussion. The Gener8 Transaction Committee reviewed an analysis prepared by representatives of UBS comparing the potential transactions and various alternative terms and structures for the transactions. The Gener8 Transaction Committee considered the potential effects on, among other things, liquidity, capital structure, debt covenant compliance, price-to-net asset value, or NAV, ratio and public float of the proposed transactions.

During April 2017, members of the Gener8 Transaction Committee and Gener8’s management had further discussions with representatives of Company E regarding its proposal. On April 28, 2017, Company E sent Mr. Georgiopoulos and Mr. Smith a letter modifying the terms of Company E’s prior proposal letter to reflect an increase in the proposed equity purchase price and additional corporate governance requirements. Gener8 and Euronav entered into a confidentiality agreement on May 2, 2017.
On May 3, 2017, the Gener8 board held a regular quarterly meeting during which Mr. Smith provided an update regarding the work performed by the Gener8 Transaction Committee in connection with potential strategic transactions with Company A, Company E and Euronav. He reviewed recent discussions with representatives of Company A, Company E and Euronav and discussed the Gener8 Transaction Committee’s consideration of potential alternatives, including Gener8 continuing with its existing business plan without engaging in any strategic transaction. Mr. Smith informed the board of the Gener8 Transaction Committee’s decision to retain UBS as financial advisor to the Gener8 Transaction Committee and discussed the proposed terms of UBS’ retention. The board approved the retention of UBS by the Gener8 Transaction Committee.
On May 4, 2017, Gener8 and Company A entered into a confidentiality agreement. During the following three weeks, members of the Gener8 Transaction Committee met with representatives of Company A and members of Gener8’s management to discuss a potential acquisition of Gener8 by Company A. On May 12, 2017, Gener8 provided representatives of Company A with access to a virtual data room prepared by Gener8.
On May 9, 2017, Gener8 and Company E entered into a confidentiality agreement. On May 11 and May 12, 2017, representatives of Gener8 and Company E met with representatives of Euronav to discuss a proposed business combination between Gener8 and Euronav and a concurrent equity investment by Company E.
On May 16, 2017, following further meetings and discussions between representatives of Gener8, representatives of Euronav and representatives of Company E, Euronav declined to proceed with respect to the proposal letter submitted by Gener8 involving an equity investment in Gener8 by Company E and a concurrent business combination between Gener8 and Euronav. Nonetheless, representatives of Euronav indicated to members of the Gener8 Transaction Committee that Euronav might present its own proposal for a strategic transaction with Gener8 in which consideration offered to Gener8’s shareholders could consist of one or more forms of Euronav equity. Discussions with Company E regarding an equity investment, however, were terminated in light of Euronav’s rejection of the previous proposal. Euronav rejected Company E’s proposal due to economic and structural issues relating to the equity investment by Company E summarized below. Euronav’s board of directors believed that Company E would capture a disproportionate amount of Gener8 shares since Company E would have invested in Gener8 at a significant discount prior to Gener8’s merger with Euronav. Euronav’s board of directors believed that the valuations used by Company E for Euronav implied that Euronav’s NAV was well below Euronav’s actual NAV and the valuation used by Company E for Gener8 implied that the NAV for Gener8 on a post investment basis was well above the actual NAV for Gener8. For the foregoing reasons, Euronav’s board of directors chose not to pursue Company E’s proposal. In addition, Euronav believed that the proposed transaction with Company E, which contemplated Euronav merging into Gener8 with Gener8 being the surviving entity, would have required Euronav, when it was merged out of existence, to delist its shares from Euronext where more than 60% of its shares trade.
On May 17, 2017, representatives of Company A sent representatives of Gener8 a revised draft of an indicative non-binding term sheet summarizing a proposed stock-for-stock merger with an exchange ratio more favorable to Gener8’s shareholders than in Company A’s prior proposal. During the next few days, the parties exchanged revised drafts of the term sheet in connection with their negotiations regarding, among other things, the terms and conditions of the proposed business combination, the possibility of introducing a concurrent equity investment and debt refinancing.
On May 25, 2017, Mr. Smith met with representatives of Company A (including Company A’s largest shareholder) to discuss the potential business combination with Company A, as well as the structure of the potential transaction and financing matters.

Also during May 2017, members of Gener8’s management, in consultation with the Gener8 Transaction Committee, met with representatives of a publicly traded shipping company referred to in this proxy statement/prospectus as Company F for exploratory discussions regarding a potential business combination.
On June 1, 2017, the Gener8 board met to discuss the status of the potential strategic transactions being considered by Gener8, including potential transactions involving Company A, Company F, Euronav, as well as a potential alternative transaction involving the shipping division of another publicly traded company. Senior management of Gener8 and representatives of UBS and Kramer Levin also attended the meeting. The board considered the potential impact on financial leverage, price-to-NAV ratio, fleet age and trading liquidity of each transaction. The board discussed the status, likelihood and potential benefits and risks of, and alternatives to, these potential strategic transactions. The board also considered alternative financing transactions. The sense of the board was that Gener8 and the Gener8 Transaction Committee should continue to explore the potential strategic transactions involving Company A, Company F and Euronav.
On June 5, 2017, representatives of Company A further discussed with members of the Gener8 Transaction Committee the exchange ratio for the stock-for-stock merger proposed by Company A.
On June 6, 2017, Gener8 and Company F entered into a confidentiality agreement. On June 8, 2017, Gener8 provided representatives of Company F with access to Gener8’s virtual data room.
On June 12, 2017, the Gener8 Transaction Committee determined to retain Shearman & Sterling LLP, or Shearman & Sterling, as counsel to the Gener8 Transaction Committee and Gener8 entered into a financial advisory engagement letter with UBS.
On June 15, 2017, representatives of Gener8, UBS and Company F met for further preliminary discussions regarding a potential business combination between Gener8 and Company F.
On June 26, 2017, following further discussions between members of the Gener8 Transaction Committee and representatives of Company A, Company A informed the Gener8 Transaction Committee of its determination to terminate its discussions with Gener8. Also in June 2017, Euronav expressed to the Gener8 Transaction Committee its continuing interest in the purchase of a number of Gener8’s newest VLCC vessels.
On June 27, 2017, the Gener8 board met to discuss the status of the potential strategic transactions being considered by Gener8. Senior management of Gener8 and representatives of UBS and Kramer Levin also attended the meeting. Mr. Smith provided an update to the board. Mr. Smith informed the board that the Gener8 Transaction Committee did not view Euronav’s proposal to purchase a number of Gener8’s VLCC vessels favorably because these vessels were among Gener8’s most valuable assets and the transaction would increase the average age of Gener8’s fleet. Mr. Georgiopoulos reviewed recent discussions with Company F regarding a potential strategic transaction, including matters relating to the relative NAVs of the companies and corporate governance. The board reviewed potential alternatives to a strategic transaction, including continuing with Gener8’s existing business plan without engaging in any strategic transaction and related liquidity and financial leverage considerations. It was the sense of the board that Gener8 should further consider potential strategic transactions, including continuing to explore potential transactions involving Company F and Euronav, and the Gener8 Transaction Committee was requested to do so with the assistance of Gener8’s management.
Discussions with Company F continued in early July 2017 and, on July 18, 2017, Mr. Smith met with representatives of Company F and discussed a potential transaction. A few days later, on July 20, 2017, Company F delivered a non-binding indication of interest to Gener8, providing for a stock-for-stock merger in which Gener8 shareholders would receive newly registered shares of Company F in exchange for their existing shares using a fixed exchange ratio based on the respective NAV contributions of the two companies to the combined company, which is a standard methodology for valuing companies in the shipping industry.
At the same time, discussions were ongoing with representatives of Euronav. On July 6, 2017, at the direction of the Gener8 Transaction Committee, representatives of UBS met with representatives of RMK, Euronav’s retained financial advisor, regarding a potential strategic transaction between the companies. On

July 13, 2017, representatives of RMK provided initial NAV estimates for Gener8 as an internal document in connection with a potential transaction to assist Euronav management in its preliminary discussions with Gener8. These initial NAV estimates were also shared with representatives of UBS on July 13, 2017. In addition, on July 14, 2017, representatives of RMK shared initial NAV estimates of Euronav’s fleet values with representatives of UBS. These initial NAV estimates from RMK did not constitute a report, opinion or appraisal of RMK, but were a preliminary analytical tool to assist Euronav and facilitate Euronav’s discussion regarding potential transaction consideration structure. RMK based these initial NAV estimates on valuations received from Clarksons Valuations Limited and VesselsValues.com, which are included as Annex D to this proxy statement/prospectus, and certain financial information contained in the financial projections of each company, which are included in this proxy statement/prospectus under the heading “The Merger — Unaudited Prospective Financial Information.” RMK’s initial NAV estimates did not set forth a fixed exchange ratio for the transaction, which was ultimately the result of the negotiated adjustments agreed by the transaction parties as to the underlying NAV estimates of each company.
On July 15, 2017, Mr. Smith met with the Chief Executive Officer of Euronav to discuss the potential strategic transaction with Euronav, including the proposed structure of such transaction. On July 18, 2017, representatives of Euronav contacted Mr. Smith to commence negotiations with the Gener8 Transaction Committee regarding a fixed exchange ratio merger with the exchange ratio being derived from a NAV-to-NAV framework.
The Gener8 Transaction Committee had numerous discussions and meetings with representatives of UBS in late June and July 2017, including on June 27, June 29, July 7, July 18, July 21, and July 23 through July 25, regarding the ongoing consideration of potential transactions with Company F and Euronav, as well as potential alternative transactions.
At the regular quarterly meeting of Gener8’s board of directors on July 25, 2017, Mr. Smith provided an update regarding the work performed by the Gener8 Transaction Committee in connection with potential strategic transactions and focused on developments regarding a potential business combination with Company F. Senior management of Gener8 and representatives of UBS, Kramer Levin and Shearman & Sterling also attended the meeting. Representatives of UBS reviewed the potential transaction with Company F, and explained UBS’s analyses of the relative NAV contributions of each company. The board considered the potential benefits of the potential transaction to Gener8 including increased size of the combined company, improved access to capital markets, enhanced liquidity, and an improved leverage profile. Among the risks discussed were the addition of older Company F vessels to the combined company’s fleet and the possibility of the combined company having to engage in vessel sales during periods of weak market conditions.
Mr. Smith also provided an update regarding the Gener8 Transaction Committee’s consideration of a potential strategic transaction with Company B, involving its tanker business. He informed the board that Gener8 had not engaged in any recent discussions with Company B since Gener8’s board determined that the initial proposal of Company B was not in the best interests of Gener8 because of, among other reasons, Company B’s fleet profile and the potential amount of leverage resulting from a transaction with Company B, and that in light of other potential transactions and alternatives being considered by Gener8, the Gener8 Transaction Committee was not in favor of pursuing a potential strategic transaction with Company B at this time. The board of directors considered the potential benefits and risks to Gener8 and agreed with the recommendation of the Gener8 Transaction Committee.
Mr. Smith discussed the Gener8 Transaction Committee’s consideration of potential alternatives, including Gener8 continuing with its existing business plan without engaging in any strategic transactions. The Gener8 board further discussed the potential strategic transactions and potential alternative transactions, including deleveraging transactions, vessel sales, debt refinancing, raising capital through equity issuances, and continuing with Gener8’s existing business plan without engaging in any strategic transactions.
Also in late July 2017, representatives of each of Gener8, Company F, UBS, Company F’s financial advisor, Shearman & Sterling, Kramer Levin and Company F’s legal advisor reviewed structuring options for a potential transaction between Gener8 and Company F. On August 3, 2017, Mr. Smith met with representatives of Company F and discussed the potential transaction. Discussions of the potential transaction, including structuring considerations, continued, including on August 25, 2017 and September 5, 2017, until Company F terminated such transaction discussions on September 22, 2017.
Separately, on July 27, 2017, representatives of Euronav provided representatives of UBS with an initial proposed NAV for Gener8 of  $443.0 million and for Euronav of  $1,383.6 million which would have implied holders of Gener8’s common shares receiving Euronav ordinary shares representing approximately 24% of the Combined Company’s pro forma equity value. In early August 2017, representatives of Gener8 provided representatives of Euronav proposed NAV calculations for Gener8 and Euronav of  $598.6 million and $1,301.7 million, respectively, that reflected, among other things, higher values of certain of Gener8’s vessels and which would have implied holders of Gener8’s common shares receiving ordinary shares of Euronav representing approximately 31.5% of the Combined Company’s pro forma equity value.
From August to October 2017, representatives of the Gener8 Transaction Committee and UBS continued to negotiate with representatives of Euronav and RMK regarding, among other items, proposed adjustments to each of Euronav’s and Gener8’s NAV, the appropriateness of such adjustments and certain components of NAV for purposes of agreeing on a fixed exchange ratio, which would ultimately be the result of the final relative NAV calculations of Euronav and Gener8, as negotiated between Euronav and the Gener8 Transaction Committee, with assistance from their respective advisors. This included a meeting on August 17, 2017 between Mr. Smith and the Chief Executive Officer and the Chief Financial Officer of Euronav, along with a representative from RMK.
On September 11, 2017, the potential transaction with Gener8 was discussed in detail at a regular meeting of the Euronav’s Board of Directors. Euronav management analyzed the potential transaction with Gener8 and informed the Board of Euronav of developments and continued discussions with the principals of Gener8. The Board of Euronav discussed the different scenarios and considered the various financing related aspects as well as an updated timeline of the transaction and mandated to Euronav management to continue discussions with Gener8.
On September 19, 2017, Mr. Smith met with the Chief Executive Officer of Company A who expressed Company A’s continuing interest in a potential strategic transaction with Gener8.
On October 6, 2017, the Gener8 Transaction Committee, as represented by Mr. Smith, and representatives of Euronav, discussed further the exchange ratio for a potential business combination.
On October 11, 2017, the Gener8 Transaction Committee, as represented by Mr. Smith, representatives of UBS, and representatives of Euronav and RMK tentatively agreed as to the relative NAVs of Euronav and Gener8 (including calculations of certain components of NAV) as a basis for the potential transaction, subject to due diligence on each company. The proposed NAVs for Gener8 and Euronav implied the Gener8 shareholders owning approximately 28% of Euronav’s outstanding ordinary shares, which implied a fixed exchange ratio of 0.7272 Euronav ordinary share per outstanding Gener8 common share. The parties agreed to discuss with the respective boards of Euronav and Gener8 a proposed fixed exchange ratio of 0.7272, based on the relative NAV contribution of each company. The ultimate fixed exchange ratio of 0.7272 was therefore derived from the NAVs that were agreed as a result of negotiations between the Gener8 Transaction Committee and Euronav and was not proposed or recommended by one single party.
On October 12, 2017, Euronav sent a draft mutual non-disclosure agreement (which we refer to in this proxy/prospectus statement as the NDA) to Gener8 which included a standstill provision and superseded the confidentiality agreement signed by the parties on May 2, 2017, and, after negotiations during the following week, on October 16, 2017, Gener8 and Euronav entered into the NDA with a standstill period of 12 months.
On October 18, 2017, Seward & Kissel, counsel to Euronav, sent to the Gener8 Transaction Committee’s counsel, Shearman & Sterling and Gener8’s counsel, Kramer Levin, a draft of a mutual 60-day exclusivity agreement together with a draft summary term sheet of contemplated terms of the potential strategic transaction which included, among others, an asset transfer structure which was different from the more traditional business combination structures in the US such as a “reverse triangular merger”, that the board of directors of Euronav would be increased in size by nominating one person to the board of directors of Euronav, and a termination fee for the benefit of Euronav of  $50 million, equivalent to approximately 3% of the enterprise value of Gener8, or the right (at Euronav’s option) to purchase five VLCC vessels at market value less a discount equal to the amount of the termination fee (which we refer to in this proxy/prospectus statement as the Exclusivity Agreement). Representatives of each of Shearman & Sterling, Kramer Levin and Seward & Kissel discussed the drafts of the Exclusivity Agreement and term sheet proposed by Euronav.
On October 19, 2017 the potential transaction with Gener8 was further discussed in detail at a meeting of Euronav’s Board of Directors. Euronav management elaborated to the Board of directors on the confidentiality agreement that had been signed with Gener8 and discussed the draft exclusivity agreement and term sheet that had been exchanged between the two sides. Management explained to the Board the updated timeline of the transaction and detailed the due diligence process and key elements of the merger agreement that would be signed with Gener8. Management also discussed rolling over or refinancing the existing debt of Gener8. Management also discussed with Euronav’s Board of directors proposed voting agreements and the need for a shareholder vote by Gener8’s shareholders for approval of the merger. Management also explained the timing of certain consents required in connection with the proposed merger with Gener8 and the timing of receiving such consents from the various parties. Euronav management also discussed the registration process for the shares to be issued in connection with the merger and the Belgian listing prospectus requirement. The Board of Directors of Euronav deliberated on the presentation and mandated that management move forward with discussion with Gener8 and continues engaging with Gener8’s principals.
On October 20, 2017, Gener8’s board of directors, along with senior management and representatives of each of Kramer Levin, UBS, and Shearman & Sterling met to review potential strategic transactions. The board discussed the status of negotiations with Euronav including the economic terms of the proposed merger, the potential effects on, among other things, liquidity, capital structure, debt covenant compliance, implied fixed exchange ratio based on the relative NAVs of the parties, implied stock price premium to Gener8’s shareholders based on the fixed exchange ratio proposed by Euronav, and public float of the combined company. The board discussed the NAVs of Gener8 and Euronav calculated utilizing estimated NAVs as of approximately September 30, 2017, together with June 30, 2017 balance sheet data adjusted for certain vessel transactions subsequent to June 30, 2017 and agreed that further due diligence had to be performed for purposes of confirming these valuations. The board also reviewed and discussed the draft Exclusivity Agreement and term sheet proposed by Euronav, including the proposed term of the Exclusivity Agreement. In addition, the board reviewed and discussed Gener8’s preliminary discussions with BlueMountain, and Gener8’s senior secured lenders regarding the potential treatment of Gener8’s outstanding indebtedness in connection with any potential strategic transaction, as well as potential alternative transactions considered by Gener8. The Gener8 Transaction Committee recommended that Gener8 further negotiate the proposed business combination with Euronav, that the board authorize the Gener8 Transaction Committee to negotiate the proposed Exclusivity Agreement and term sheet with Euronav, and that the board approve Gener8’s entry into the Exclusivity Agreement and term sheet on terms to be finalized by the Gener8 Transaction Committee. The board noted that Mr. Georgiopoulos was a member of management and an employee of Gener8, the director Dan Ilany was associated with and was an employee of Avenue Capital Group, which had an investment interest in Euronav, and the director Nicolas Busch was associated with the Navig8 Group, a company which commercially managed substantially all of Gener8’s vessels. In light of these interests, Messrs. Georgiopoulos, Ilany and Busch abstained from voting. The board approved the actions recommended by the Gener8 Transaction Committee.
After members of Gener8’s management and Mr. Busch left the board meeting, the board further discussed executive compensation and severance matters, including potential incentives for members of senior management to remain with Gener8 during the transaction process, a potential transition team following the consummation of any transaction, potential incremental compensation to members of senior management and potential waivers of non-compete covenants for members of senior management.
On October 24, 2017, representatives of Shearman & Sterling and Kramer Levin sent revised drafts of the Exclusivity Agreement and summary term sheet of contemplated terms of the potential strategic transaction to representatives of Seward & Kissel which contemplated, among others, that the potential transaction would not be subject to any financing conditions, other than with respect to obtaining the required consents from certain lenders, and that the board of directors of Euronav would be increased in size such that the representation of Gener8 on the board of directors of Euronav would be proportional to the ownership of Euronav’s ordinary shares held by Gener8’s former shareholders. Over the next week, representatives of each of Seward & Kissel, Shearman & Sterling and Kramer Levin, together with representatives of each of Euronav, the Gener8 Transaction Committee, UBS and RMK, engaged in extensive discussions and negotiations concerning, and exchanged several drafts of, the Exclusivity Agreement and summary term sheet of contemplated terms of the potential strategic transaction.
In late October 2017, Gener8 was approached by the financial advisor to a company referred to in this proxy statement/prospectus as Company G and commenced discussions regarding a potential transaction between the companies. On October 30, 2017, a representative of Gener8 received a non-binding indication of interest letter from the financial advisor to Company G to explore a possible acquisition by Company G, an Asia-based company, of a significant stake in Gener8, and received an update of such letter on November 2, 2017. Both letters included a number of conditions for Company G to deliver a binding proposal, including the conduct of customary due diligence, the commitment from Gener8 not to sign an exclusivity agreement with any person or entity other than Company G until December 31, 2017, and the proposed acquisition being subject to the approval of Company G’s board of directors, as well as any regulatory approvals. The updated letter described three different transaction structures that Company G was willing to discuss with Gener8 which included (i) a stock-for-stock transaction and/or an all-cash transaction for all common shares of Gener8 based on an equity value representing a premium to Gener8’s equity market capitalization at that time, (ii) an all cash acquisition of the entire fleet of Gener8 based on fair market value or (iii) an acquisition of more than one third of Gener8’s common shares in exchange for cash and/or assets. Mr. Smith and senior management of Gener8 had discussions with representatives of the financial advisor to Company G regarding the non-binding indication of interest submitted by Company G.
On November 2, 2017, the Gener8 Transaction Committee met to discuss further a potential transaction with Company G, including the alternative structures proposed by Company G for such transaction, the inherent uncertainty provided by the conditionality and non-binding nature of the proposal, and the impact that declining to grant exclusivity to Euronav would have on the discussions with Euronav, since Euronav’s proposed business combination was conditioned on signing an exclusivity agreement. Representatives of Shearman & Sterling also attended the meeting. The Gener8 Transaction Committee considered if Gener8 could consummate a transaction with Company G in the event that a potential business combination with Euronav could not be consummated, including the process and uncertain timing for receiving overseas governmental approvals that would be necessary for a business combination with Company G, in addition to the possible review of the transaction by the Committee on Foreign Investment in the United States (CFIUS). The Gener8 Transaction Committee also further discussed the potential business combination with Euronav, and the comparative potential benefits, risks and costs of the proposed business combinations with Company G and with Euronav. Following this discussion, it was the sense of the Gener8 Transaction Committee that it was in the best interests of Gener8 for the Gener8 Transaction Committee to recommend to the board of directors that Gener8 enter into an exclusivity agreement with Euronav.
Also on November 2, 2017, at a meeting of Gener8’s board of directors, representatives of UBS presented discussion materials to Gener8’s board of directors regarding a potential transaction with Company G and the three alternative strategic transactions proposed by Company G both based on the updated non-binding indication of interest letter received on November 2, 2017 from Company G. Senior management of Gener8 and representatives of Shearman & Sterling and Kramer Levin also participated in the discussion. The board discussed the three alternative strategic transactions proposed in Company G’s letter and compared this to the proposed business combination reflected in the Euronav term sheet. The board also discussed the process and uncertain timing resulting from Company G’s overseas regulatory and governmental approvals and the risks of proceeding with Company G on the basis of a conditioned non-binding indication of interest. It was the consensus of the board that the Gener8 Transaction Committee inform Euronav that Gener8 required a period of time to further explore and confirm the alternative transaction recently presented to it and that, although Gener8 would not immediately enter into an exclusivity agreement with Euronav, it would be prepared to continue working with Euronav on a potential business combination during this period. In light of their interests described above, Messrs. Georgiopoulos, Ilany and Busch abstained from voting.
On November 7, 2017, Gener8’s board of directors, along with senior management and representatives of Kramer Levin, as counsel to Gener8, held its regular quarterly board meeting and discussed, among various issues, potential strategic transactions involving Euronav and Company G. Also on November 7, 2017, Gener8 and Company G entered into a mutual non-disclosure agreement with a standstill period of 12 months and on November 10, 2017, Gener8 opened Gener8’s virtual data room to Company G.
On November 9, 2017, Mr. Smith and Mr. Vrondissis met with the representatives of the financial advisor to Company G and were told to expect a “hard” all cash bid on November 13, 2017. Mr. Smith and Mr. Vrondissis indicated the need for the revised proposal to be firm and to provide greater certainty, including clarity around the timing of any proposed transaction including the regulatory and governmental approvals that would be required and the timing and process for obtaining such approvals.
On November 13, 2017, Gener8 received a letter from Company G proposing a cash acquisition of Gener8 common shares at a premium to Gener8’s trading closing share price on November 10, 2017, which represented a greater premium than the implied premium reflected in Euronav’s proposal. Company G’s proposal was subject to the same conditions described in its previous letters. Gener8’s board of directors met that same day to discuss the terms, structure and conditionality of the Company G’s cash offer compared to the stock-for-stock business combination proposed by Euronav. A representative from the financial advisor to Company G was invited to Gener8’s board of directors meeting to outline the terms of the proposal submitted by Company G and explain the potential timeline and approval process expected by Company G. Senior management of Gener8, as well as representatives of each of UBS, Kramer Levin, and Shearman & Sterling also participated. The board asked Company G’s financial advisor representative about the possible regulatory and governmental approvals that Company G expected would be required to complete a potential strategic transaction with Gener8 and the timing and process required for such approvals. Company G’s financial advisor representative did not provide any details beyond what was included in Company G’s letter. After Company G’s financial advisor representative left the board meeting, the board considered running a parallel transaction process involving Euronav and Company G and concluded that Gener8 should propose a co-exclusivity arrangement for Euronav and Company G. In light of their interests described above, Messrs. Georgiopoulos, Ilany and Busch abstained from voting.
On November 16, 2017, Mr. Smith, Mr. Georgiopoulos and Mr. Vrondissis had further discussions with representatives of the financial advisor to Company G, regarding the potential timeline and approval process expected by Company G in connection with a possible strategic transaction. Also on November 16, 2017, Gener8’s board of directors held a meeting. Senior management of Gener8 and representatives of Kramer Levin, UBS, and Shearman & Sterling attended. Mr. Smith provided an update regarding Gener8’s discussions with Euronav and Mr. Vrondissis provided an update regarding Gener8’s discussions with Company G. Mr. Smith reported that following discussions with Euronav on the matter, Euronav rejected Gener8’s co-exclusivity proposal, which was preferred by Gener8’s board of directors to allow Gener8 to continue negotiations with both Euronav and Company G. Instead, Euronav responded that it would not continue negotiations with Gener8 unless Gener8 entered into an exclusivity agreement with Euronav. Mr. Georgiopoulos stated he believed that the probability of Euronav terminating the discussions if Gener8 did not agree to sole exclusivity was low and that Gener8 should negotiate with Euronav to attempt to increase the consideration. Mr. Busch added that he believed that, based on the potential enhancement to Euronav’s fleet and business from the proposed combination with Gener8, the proposed transaction was more important to Euronav than to Gener8. As such, Mr. Busch concurred with Mr. Georgiopoulos’ view regarding the probability of Euronav terminating the discussions. The board considered the possibility that Company G could continue to develop a proposal for a strategic transaction with Gener8 during the term of the Exclusivity Agreement with Euronav, and the risk of losing the strategic opportunity with Euronav if Gener8 did not enter into an exclusivity agreement with Euronav. The board considered that the proposals received by Company G were subject to several conditions and significant uncertainty, including with respect to CFIUS clearance of the transactions proposed by Company G relating to Company G’s governmental affiliations and foreign governmental approvals. Following this discussion, upon the Gener8 Transaction Committee’s recommendation, Gener8’s board (with Messrs. Georgiopoulos, Ilany and Busch having abstained from voting in light of their interests described above) approved the entry into the Exclusivity Agreement with Euronav with a term of approximately 30 days.

On November 19, 2017, in accordance with instructions from Gener8’s board, representatives of UBS notified the financial advisor to Company G of Gener8’s intention to pursue exclusive discussions with another party for 30 days, and Gener8 granted a limited release to Company G from its standstill obligation contained in the NDA to permit Company G to make a private proposal to Gener8.
On November 20, 2017, Gener8 and Euronav signed and commenced an exclusivity agreement providing for a 31-day exclusivity period until December 21, 2017, at 5:00 p.m. New York time. On November 27 and 28, 2017, Gener8 and Euronav commenced a mutual due diligence process, and each opened their virtual data room to facilitate the other’s due diligence review.
On November 22, 2017, Euronav entered into a confidentiality agreement with International Seaways Inc. in order to discuss and share certain information relating to a possible transaction with Gener8 including the sale and purchase of certain of Gener8’s vessels.
On November 30, 2017, representatives of Seward & Kissel shared with representatives of Shearman & Sterling and Kramer Levin, a draft of the agreement and plan of merger (which we refer to in this proxy/prospectus statement as the Merger Agreement) and a draft of the shareholder support and voting agreement (which we refer to in this proxy/prospectus statement as the Voting Agreement) to be executed by certain Gener8 shareholders concurrently with the signing of the Merger Agreement.
The Merger Agreement and Voting Agreement contained several provisions that the Gener8 Transaction Committee viewed as problematic, including (i) a “force the vote” provision requiring Gener8 to hold a special meeting of the Gener8 shareholders to vote on the merger, even if the Gener8 Transaction Committee or the Gener8 board of directors changed its recommendation regarding the Merger, combined with an unconditional obligation in the voting agreement for all significant shareholders of Gener8 to vote, among other items, in favor of the Merger and against alternative transactions, (ii) that the closing of the Merger would be conditioned on, among other items, certain representations and warranties of Gener8 being true and correct in any respect, without customary materiality or “Material Adverse Effect” qualifiers, and (iii) that Gener8 would be required to pay Euronav a termination fee of  $50 million, equivalent to approximately 3% of the enterprise value of Gener8 (based on an implied enterprise value of  $1.725 billion), in the event of termination of the Merger Agreement in certain circumstances, including if the Gener8 shareholders did not approve the Merger Agreement, or sell to Euronav (at Euronav’s option) five of Gener8’s “eco” VLCC vessels at fair market value less a discount equal to the amount of the termination fee.
Over the next three weeks, representatives of each of Seward & Kissel, Shearman & Sterling and Kramer Levin, together with representatives of each of Euronav, the Gener8 Transaction Committee, UBS and RMK, engaged in extensive discussions and negotiations concerning, and exchanged numerous drafts of, the proposed Merger Agreement. During this time period, the parties engaged in further negotiations with respect to the issues that the Gener8 Transaction Committee had identified previously as necessitating additional consideration, including a discussion of the amount of the termination fee. Ultimately, after such further negotiations, Euronav agreed to modifications of those provisions, as follows: (i) if the Gener8 Transaction Committee or the Gener8 board of directors changed its recommendation, the Gener8 shareholders signing the Voting Agreement would be required to vote only 50% of the outstanding Gener8 common shares in favor of the Merger while the remaining outstanding Gener8 common shares would be voted in any manner the Gener8 shareholder may determine, (ii) the accuracy of Gener8’s representations and warranties would generally be tested using a Material Adverse Effect qualifier standard, and (iii) Gener8 would only be required to pay Euronav the termination fee in certain specified circumstances, which excluded the event that Gener8 shareholders did not approve the Merger Agreement, and the termination fee was reduced to $39 million, equivalent to approximately 2.3% of the enterprise value of Gener8 (based on an implied enterprise value of  $1.725 billion), which the Gener8 Transaction Committee considered the relevant measure for assessing the termination fee in light of the significant amount of debt of Gener8.
On December 6, 2017, Euronav entered into a new confidentiality agreement with Company BB which extended the term of the original confidentiality agreement between the two parties.
On December 7, 2017, the potential transaction with Gener8 was further discussed in detail at a regular meeting of Euronav’s Board of Directors. Management discussed the exclusivity agreement that had been entered into with Gener8. Management also presented to the Board of directors on the ongoing due diligence process, the potential sale of certain vessels to a suitable buyer following the closing of the merger and the payment of potential incentive bonuses to certain key employees of Gener8. Management also discussed with Euronav’s Board of directors on the topics of fleet integration, the real estate lease held by Gener8 in New York City and the ongoing physical inspection of Gener8’s vessels and due diligence on the class records of certain of Gener8’s vessels. The Euronav Board deliberated on these topics.
Between December 12, 2017 and December 18, 2017, representatives of Shearman & Sterling, and representatives of each of Weil, Gotshal & Manges LLP, on behalf of BlueMountain, and Seward & Kissel, negotiated amendments (which we refer to in this proxy/prospectus statement as the BlueMountain Letter) to the terms of that certain Note and Guarantee Agreement, originally dated as of March 28, 2014, and held by certain affiliates of BlueMountain, which resulted in an agreement that provided, among other things, that the prepayment premium that would otherwise be payable upon a prepayment of the principal amount of the notes issued under the Note and Guarantee Agreement prior to May 13, 2019, would be reduced to an agreed premium equal to 1.00% of the outstanding principal amount of the notes prepaid for any prepayment made contemporaneously with the consummation of the Merger.
On December 13, 2017, the Gener8 Transaction Committee met with representatives of UBS to discuss the Euronav transaction. At this meeting, representatives of UBS reviewed the status of their diligence review of NAVs and their further refinement of NAV calculations and analyses.
On December 14, 2017, at a combined meeting of Gener8’s board of directors and the Gener8 Transaction Committee, representatives of UBS presented the status of their diligence review and their further refinement of NAV calculations and analyses in connection with the proposed transaction with Euronav. In this connection, the board and the Gener8 Transaction Committee discussed updated valuation analyses of Euronav’s time charters, FSO business and other assets and assumptions supporting these analyses. Representatives of Shearman & Sterling summarized the material terms of the proposed Merger Agreement and reported on the resolution of open issues during the course of negotiations with representatives of Seward & Kissel, counsel to Euronav. Representatives of Shearman & Sterling also reviewed outstanding issues that remained subject to negotiation with Euronav. Senior management of Gener8 and representatives of Kramer Levin, UBS, and Shearman & Sterling also attended the meeting.
On December 18 and 19, 2017, senior management of Euronav, including Euronav’s Chief Executive Officer and Chief Financial Officer, Mr. Smith, and representatives of UBS and RMK met to negotiate the remaining commercial issues, including the terms of a pooling arrangement covenant proposed by Euronav and the nomination of a non-executive director of Gener8 as a member of Euronav’s board of directors. Euronav requested such non-executive director to be Mr. Smith.
In parallel, on December 19, 2017, representatives of Seward & Kissel sent to representatives of Shearman & Sterling and Kramer Levin revised drafts of the Voting Agreement and the Merger Agreement reflecting the discussions held the day before between representatives of the Gener8 Transaction Committee and Euronav regarding, among other things, the deal protection measures in the draft Merger Agreement proposed by Shearman & Sterling expanding the scope to consider alternative proposals that may lead to superior proposals. In addition, on December 17, 18 and 19, 2017, representatives of Seward & Kissel submitted drafts of Euronav’s disclosure letter to the Merger Agreement to representatives of each of Shearman & Sterling and Kramer Levin, and Kramer Levin submitted a draft of Gener8’s disclosure letter to the Merger Agreement to representatives of Seward & Kissel.
On December 19, 2017, a telephonic meeting of the Euronav Board of Directors was called to approve entry into the merger agreement and to consider certain items prepared by Euronav’s management, financial advisers (RMK) and the draft of the merger agreement provided by Seward & Kissel. The Board of Directors received the key transaction documents relating to the proposed merger with Gener8. The Board of Directors of Euronav also received a summary of the aggregate consideration to be paid to common shareholders and certain other security holders of Gener8 pursuant to the Merger Agreement as prepared by Euronav’s financial adviser, RMK. Upon discussion and deliberation, Euronav’s Board of directors approved entry by Euronav into the Merger Agreement and key ancillary documents including the Voting Agreement, Exchange Agent Agreement and payment of the Merger Consideration, including the

Contribution in Kind (that is, shares of Euronav) component. Following advanced discussions regarding the transaction with Gener8, Euronav’s Board of Directors voted in favor of approving the transaction, including the Merger Agreement and ancillary documents.
On December 19, 2017, the Gener8 Transaction Committee met to discuss updates on the potential business combination with Euronav. Senior management of Gener8 and representatives of Shearman & Sterling and Kramer Levin also attended this meeting. The Gener8 Transaction Committee discussed, among other items, the pooling arrangement covenant that Euronav included in the draft Merger Agreement which was sent earlier that morning, remaining open points of the Voting Agreement, and the proposed ancillary agreements to be entered into by subsidiaries of Gener8 and Euronav pursuant to which Euronav would have the right to purchase three “eco” VLCC vessels from Gener8 if the transaction was not consummated, which Euronav had requested certain Gener8 subsidiaries to enter into.
Also on December 19, 2017, at a meeting of Gener8’s board of directors, representatives of UBS presented UBS’ financial analyses relating to the Exchange Ratio to be received by the holders of Gener8 common shares in connection with the proposed transaction with Euronav and representatives of Shearman & Sterling summarized the material terms of the proposed Merger Agreement, Voting Agreement and reported on the resolution of open issues during the course of negotiations with Seward & Kissel. Representatives of Shearman & Sterling also updated the board regarding outstanding issues that remained subject to negotiations with Euronav. The board approved that the non-executive director of Gener8 to be nominated to the board of directors of Euronav be Mr. Smith. Senior management of Gener8 and representatives of Kramer Levin, UBS, and Shearman & Sterling attended the meeting. The board also reviewed the process undertaken by the board and the Gener8 Transaction Committee since the first quarter of 2017 in their review of strategic alternatives for Gener8. Representatives of UBS also updated the board on a call received earlier that day from the financial advisor to Company G who repeated Company G’s interest in a potential strategic transaction but did not provide a revised proposal or address any of the issues relating to conditionality and certainty previously communicated to Company G.
Following the board meeting, the compensation committee of the Gener8 board met to discuss the executive compensation and severance arrangements being considered for Messrs. Georgiopoulos, Vrondissis and Gonzales in connection with the proposed transaction. The compensation committee also considered potential waivers by Gener8 of the non-compete restrictive covenants which Messrs. Georgiopoulos and Vrondissis were subject to and the potential timing of such waivers.
On December 19 and 20, 2017, representatives of each of Norton Rose Fulbright LLP, maritime counsel to Gener8, Seward & Kissel and Kramer Levin also engaged in extensive discussions and negotiations concerning, and exchanged numerous drafts of, the proposed form of memorandum of agreement to be signed in respect of each of the three “eco” VLCC vessels that Euronav would have the right to purchase from Gener8 for an aggregate purchase price of  $220.9 million, which the parties estimated was the fair market value of the three “eco” VLCC vessels and which would allow Gener8 to repay all debt currently outstanding (subject to any amortization) associated with these vessels if the business combination was not consummated, other than as a result of a breach of the Merger Agreement by Euronav. On December 20, 2017, the parties finalized the form of memorandum of agreement for the sale of the “eco” VLCC vessels, which the Gener8 Transaction Committee believed to be, when considered in the context of the transaction as a whole, an acceptable compromise. On December 20, 2017, the parties also finalized the form of Voting Agreement.
On the evening of December 20, 2017, subsequent to the close of trading on the NYSE, Gener8’s board of directors, the Gener8 Transaction Committee and the compensation committee of the board held a joint meeting to consider the potential Merger Agreement, the transactions contemplated therein, including the Merger, and related matters. The board and the Gener8 Transaction Committee reviewed the terms of the draft Merger Agreement, the status of outstanding issues that remained subject to negotiation between the parties, the proposed terms of the BlueMountain Letter, the proposed terms of the form of memorandum of agreement for the purchase by Euronav of three of Gener8’s “eco” VLCC vessels if the business combination was not consummated and valuation reports for the three vessels. Representatives of Kramer Levin discussed the due diligence review of Euronav to date by Gener8 and its advisors, reviewed the process undertaken by the board in its consideration of the proposed transaction and potential alternatives and discussed the duties of members of the board in connection with the proposed transaction. Representatives of Shearman & Sterling reviewed the process undertaken by the Gener8 Transaction Committee in its consideration of the proposed transaction and potential alternatives. The board and the compensation committee reviewed the proposed compensation and severance arrangements for Gener8’s executive officers and other employees in connection with the proposed merger. The compensation committee discussed these matters and recommended to the board the proposed executive compensation and severance arrangements that are reflected in the definitive Merger Agreement. Representatives of UBS presented UBS’ financial analyses relating to the Exchange Ratio to be received by the holders of Gener8 common shares, and rendered to the Gener8 board of directors and the Gener8 Transaction Committee, UBS’ oral opinion, confirmed by delivery of its written opinion to the Gener8 board of directors and the Gener8 Transaction Committee, dated December 20, 2017, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the Exchange Ratio to be received by holders of Gener8 common shares pursuant to the Merger Agreement was fair, from a financial point of view, to holders of Gener8 common shares. The opinion of UBS is more fully described in the section captioned “The Merger — Opinion of UBS”. Following a discussion, the Gener8 Transaction Committee recommended to Gener8’s board of directors that they approve the Merger Agreement and the transactions contemplated therein, including the Merger. The board noted that Mr. Georgiopoulos was a member of management and an employee of Gener8, that Mr. Ilany was associated with and was an employee of Avenue Capital Group, which had an investment interest in Euronav, and that Mr. Busch was associated with the Navig8 Group, a company which commercially managed substantially all of Gener8’s vessels. After further discussion, on the basis of the Gener8 Transaction Committee’s recommendation, the Gener8 board of directors, with four directors voting in favor, three directors abstaining (such directors being Messrs. Georgiopoulos, Ilany and Busch who abstained from voting in light of their interests described above), and no directors voting against the Merger, among other things, determined that the Merger Agreement and the transactions contemplated therein, including the Merger, were fair to and in the best interests of Gener8 and the Gener8 shareholders, declared advisable the Merger Agreement and the transactions contemplated therein, including the Merger, directed that the Merger Agreement and the Merger be submitted to the Gener8 shareholders for approval and resolved to recommend that the Gener8 shareholders vote to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. For further information concerning the factors considered by the Gener8 Transaction Committee and the Gener8 board of directors in reaching their respective determinations, see “The Merger — Gener8’s Reasons for the Merger; Recommendation of Gener8’s Board of Directors — Gener8 Transaction Committee.” The board, by the same vote, approved the BlueMountain Letter, the memorandum of agreement and the executive compensation and severance arrangements.
On the morning of December 21, 2017, each of Gener8 and Euronav executed and delivered a counterpart of the Merger Agreement. Later that morning, before the opening of Euronext, Gener8 and Euronav issued a joint press release announcing the execution of the Merger Agreement.
On December 22, 2017, Gener8 sent Company A and Company D waivers of the restrictions on making a request to Gener8 or its advisors for a waiver of the standstill provisions contained in their confidentiality agreements with Gener8. None of the other confidentiality agreements of Gener8 in effect with any other potential buyer included restrictions on making a request to waive any standstill provision.
Euronav’s Reasons for the Merger
In the course of reaching its decision to approve the Merger with Gener8, Euronav’s board of directors consulted with members of its management, as well as its financial and legal advisors, and considered a number of factors, including those described below.
Positive Factors
•
The fact that the Merger will bring together two complementary fleets of tankers, and create a leader in the tanker segment with a Combined Fleet of 77 vessels (which excludes the six VLCCs which are expected to be sold to International Seaways and includes four tankers bareboat chartered-in, the V-Plus vessel we expect to purchase from International Seaways, the newbuildings delivered to us on March 26, 2018 and April 25, 2018, respectively, and the two remaining newbuildings under construction as of the date of this proxy statement/prospectus).
•
The view that the Merger represents a unique opportunity for Euronav to materially increase its size and scale so that it is better positioned to benefit from a cyclical recovery, without ordering new vessels and adding to the total supply of tankers globally.

•
The view that Gener8 represents one of the largest and most complementary potential merger partner and that other potential combinations would not provide the scale and potential synergies offered in the Merger.

•
The Combined Company will have a significant presence across adjacent tanker segments, which is expected to provide for enhanced customer relationships and increased vessel utilization.

•
The Combined Company’s size and market positioning should strengthen its ability to be a leading consolidator in the industry.

•
The companies’ complementary businesses and the potential for synergies and cost savings, arising from scale efficiencies.

•
The enhanced access to equity and debt capital associated with the Combined Company’s increased size and the maintaining of Euronav’s strong statement of financial position attributable to the all-stock nature of the consideration to Gener8’s shareholders.

•
The capital markets benefits associated with a larger market capitalization, including increased free float and stock liquidity, resulting from the all stock combination with Gener8.

•
The fact that Gener8’s shareholders that collectively own approximately 48% of Gener8 common shares have reviewed the terms of the Merger and agreed to vote in favor of the transaction.

•
The fact that, after completion of the Merger, the executive officers of Euronav will manage the Combined Company, and the Combined Company’s board of directors will consist of the members of the current Euronav’s board of directors and one additional independent board member, designated by the Gener8 Transaction Committee, to be nominated and proposed for election at the next regularly scheduled annual meeting of Euronav shareholders.

Negative Factors
•
The risks and costs associated with the Merger not being completed in a timely manner or at all, even if approved by Euronav board of directors and Gener8’s board of directors and shareholders.

•
The risks and costs associated with diverting management and employee attention and resources from other strategic opportunities and operational matters while working to implement the Merger.

•
Potential litigation arising from the Merger Agreement and/or the Merger.

•
The risk that the value of the consideration payable to Gener8’s shareholders would increase in the event that the value of Euronav ordinary shares increased prior to the Effective Time, as the Exchange Ratio is fixed.

•
The challenges of completing the Merger and combining the businesses of the two companies, and the risks of not achieving the expected operating efficiencies, growth or cash cost savings from the Merger.

•
The assumption of  $1,358.0 million (as of December 31, 2017) of Gener8’s existing indebtedness.

•
The risk of Gener8’s receiving a proposal that its board of directors would consider superior to the terms agreed with Euronav, and Gener8’s potential termination of the Merger.

•
The transactional costs and expenses expected to be incurred by Euronav, as well as by Gener8, in connection with the Merger.

•
The dilutive effect of the Merger on the share ownership of Euronav’s shareholders, even though they would retain majority control of Euronav.

•
Restrictions under the Merger Agreement on the conduct of Euronav’s business and its ability to pursue other strategic opportunities prior to the completion of the Merger.

•
Other applicable risks associated with Euronav, the Merger Agreement and the Merger, including those described under the section captioned “Risk Factors” beginning on page 23.

The above discussion is not exhaustive, but it addresses the material factors considered by Euronav’s board of directors in connection with the Merger. In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the Euronav board of directors does not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The Euronav board of directors discussed the factors described above, extensively questioned Euronav’s management and Euronav’s legal and financial advisors, and unanimously determined that the Merger was advisable and fair to and in the best interests of Euronav and its shareholders. This determination was made after the Euronav board of directors considered all of the factors as a whole. In addition, individual members of the Euronav board of directors may have given different weight to different factors. This explanation of the Euronav board of directors reasoning, and all other information presented in this section, is forward- looking in nature and, therefore, should be read in light of the factors discussed under the section captioned “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 21.
Gener8’s Reasons for the Merger; Recommendation of Gener8’s Board of Directors
Gener8 Transaction Committee
On April 18, 2017, the Gener8 board of directors constituted a transaction advisory committee comprised of Mr. Steven Smith, Mr. Ethan Auerbach and Mr. Adam Pierce, for the purpose of considering, evaluating, negotiating and making recommendations to the Gener8 board of directors regarding potential financing transactions and/or strategic transactions, including with Euronav, Company A and Company E, as well as alternative strategic transactions and/or financing transactions, and considering, evaluating and making recommendations to the Gener8 board of directors regarding the commercial terms, management arrangements, terms of any financing and other matters relating to the foregoing transactions. The Gener8 Transaction Committee, with the advice and assistance of its financial and legal advisors (UBS and Shearman & Sterling, respectively), as well as Kramer Levin, acting as legal advisor to Gener8, evaluated and negotiated the Merger, including the terms and conditions of the Merger Agreement, the Voting Agreement and the BlueMountain Agreement. On December 20, 2017, the Gener8 Transaction Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Gener8 and the Gener8 shareholders, declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended to the Gener8 board of directors that the Merger Agreement and the transactions contemplated thereby, including the Merger, be approved by the Gener8 board of directors and submitted to the Gener8 shareholders for approval.
In the course of reaching its determination and making the recommendation described above, the Gener8 Transaction Committee considered a number of factors and a significant amount of information, including substantial discussions with its financial and legal advisors. The principal factors and benefits that the Gener8 Transaction Committee believes support its conclusion are set forth below:
Value of Merger Consideration
•
estimates of the then current value of Gener8’s assets and Euronav’s assets, and the historical trading prices of Gener8 common shares and Euronav ordinary shares compared to such estimates of asset value;

•
the fact that, as a result of the Merger, the Gener8 shareholders will own approximately 28% of the ordinary shares of Euronav, which the Gener8 Transaction Committee believes is a favorable equity interest in the Combined Company relative to the respective companies’ NAVs;

•
the fact that the Merger Consideration represented an implied premium of 38.5% on the market value of Gener8 common shares based on the closing share prices of Gener8 common shares and Euronav ordinary shares on December 19, 2017;

•
the financial analyses and presentation prepared by UBS and the oral opinion of UBS, delivered to the Gener8 board of directors and the Gener8 Transaction Committee, subsequently confirmed by delivery of its written opinion to the Gener8 board of directors and the Gener8 Transaction Committee, dated December 20, 2017, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the Exchange Ratio provided for in the Merger was fair, from a financial point of view, to holders of Gener8 common shares, which opinion is described in the section captioned “Opinion of UBS, Gener8’s Financial Advisor”;

•
that, in receiving Euronav ordinary shares in the Merger, the holders of Gener8 common shares will be provided an opportunity to participate in a Combined Company that, among other things, is significantly larger than Gener8, will have an improved credit profile and greater financial flexibility due to lower leverage, larger cash liquidity and lower cost of capital, will have improved access to financial markets and will be capable of pursuing significantly larger growth opportunities and will participate in the increased diversification of the assets and operations of the Combined Company, in each case as compared to Gener8 as a standalone company;

•
the benefit of anticipated increased liquidity resulting from an increased interest from the investment community in investing in the Combined Company, which will likely be the largest independent listed tanker company (by market capitalization and number of vessels) as well as Gener8 shareholders receiving Euronav ordinary shares listed on both the NYSE and Euronext, which shares will not be subject to a contractual lock-up;

•
the fact that the Merger Consideration is based on a fixed exchange ratio and therefore the Gener8 shareholders will benefit in the event that the market price of Euronav ordinary shares increases relative to the price of Gener8 common shares prior to the Effective Time of the Merger;

•
the dividend per share the Gener8 shareholders could potentially receive following the completion of the Merger, assuming the combined company maintains the same dividend policy as Euronav’s current pre-merger dividend policy; and

•
the benefit of cost savings synergies of the Combined Company and higher earnings potential given increased scheduling flexibility of a larger fleet.

Capital Structure of Gener8
•
the Gener8 Transaction Committee’s understanding of Gener8 and its business as well as its financial performance, results of operations and future prospects, and the Gener8 Transaction Committee’s resulting consideration that the benefit of continuing as an independent company would not be as valuable as the Merger Consideration being offered because of the potential risks and uncertainties associated with the future prospects of Gener8, in light of, among other things, Gener8’s projected operating cash flows, leverage, liquidity requirements and cost of capital and the requirement that Gener8 comply with certain financial covenants set forth in its credit facilities.

History of Negotiations
•
that the Gener8 Transaction Committee successfully negotiated the transaction from an initial offer by Euronav to purchase 13 of Gener8’s newest VLCC vessels to a strategic transaction, pursuant to which the Gener8 shareholders will own approximately 28% of the ordinary shares of Euronav, and also successfully negotiated a decrease of the termination fee from $50 million to $39 million;

•
the fact that the financial and other terms and conditions of the Merger Agreement and the Merger were the product of arm’s length negotiations between the parties and provided reasonable assurances that the Merger would ultimately be consummated on a timely basis; and

•
the belief that the Merger is more favorable to Gener8 shareholders than remaining an independent company or than the other alternative strategic transactions available, including those alternative strategic transactions described in the section entitled “Background to the Merger”.

Terms of the Merger Agreement
•
the requirement that the Merger Agreement be approved by the affirmative vote of a majority of the outstanding Gener8 common shares at a Special Meeting;

•
a closing condition that a material adverse effect with respect to Euronav must not have occurred prior to the Closing Date (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), and that certain other representations and warranties regarding Euronav’s conduct of business be true and correct in all respects at the Closing;

•
the inclusion of a provision that permits Gener8, under specified circumstances, to respond to and engage in discussions with, and provide information to, third parties regarding unsolicited proposals to acquire Gener8, as more fully described in the section titled “The Merger Agreement — No Solicitation by Gener8 of Alternative Proposals; Withdrawal of Board Recommendation”;

•
the inclusion of a provision that permits the Gener8 board of directors and the Gener8 Transaction Committee, under specified circumstances, to change its recommendation that Gener8 shareholders vote in favor of the adoption of the Merger Agreement, as more fully described under “The Merger Agreement — No Solicitation by Gener8 of Alternative Proposals; Withdrawal of Board Recommendation”;

•
that an additional independent director, who is currently an independent director of Gener8, would be appointed to the Euronav board of directors, which enhances the likelihood that the benefits that Gener8 expects to achieve as a result of the Merger will be realized;

•
the fact that Euronav’s obligation to complete the Merger is not conditioned on obtaining Euronav’s shareholders approval or receiving any financing, other than with respect to obtaining the required consents from certain lenders, as further described in the section entitled “The Merger”; and

•
the other terms and conditions of the Merger Agreement, as discussed in the section entitled “The Merger Agreement,” which the Gener8 Transaction Committee, after consulting with its legal advisors, considered to be reasonable and consistent with precedents it deemed relevant.

The Gener8 Transaction Committee also considered a variety of risks and other potential negative factors concerning the Merger and the Merger Agreement, including, the following:
•
the risks and costs to Gener8 if the Merger is not completed, including uncertainty about the effect of the Merger on Gener8’s customers, potential customers, suppliers and other parties, which could cause customers, potential customers and suppliers to seek to change or not enter into business relationships with Gener8. Reasons the transaction may not be completed include, among others, the failure of the parties to obtain the requisite approval of Gener8 shareholders (See “The Merger Agreement — Conditions to the Merger Agreement”);

•
the fact that the Merger Consideration is based on a fixed exchange ratio and therefore the Gener8 shareholders will not be compensated in the event of a decline in the price of Euronav ordinary shares relative to the price of Gener8 shares prior to the Effective Time of the Merger;

•
the fact that the Merger Consideration will not be paid in cash (except for the cash received by certain record holders of Gener8 common shares in lieu of fractional Euronav shares);

•
the Merger Agreement’s restrictions on the conduct of Gener8’s business prior to the completion of the Merger, generally requiring Gener8 not to take certain actions with respect to the conduct of its business without the prior consent of Euronav, and that such restrictions may delay or prevent Gener8 from undertaking business opportunities that may arise pending completion of the Merger;
•
certain provisions of the Merger Agreement that could have the effect of discouraging third-party offers for Gener8, including the restriction on Gener8’s ability to solicit third-party proposals for alternative transactions, the requirement to hold a vote of the Gener8 shareholders even if the Gener8 Transaction Committee or Gener8 board of directors changes its recommendation and the fact that, even if either the Gener8 Transaction Committee or Gener8 board of directors changes its recommendation, certain shareholders of Gener8 will still be required to vote a portion of their shares in favor of the Merger pursuant to the Voting Agreement, as further described in the section entitled “Voting Agreement and Proxies”;

•
the reduced influence that the Gener8 shareholders will exercise over the board of directors, management and policies of Euronav as compared to the influence Gener8 shareholders have over the board of directors, management and policies of Gener8;

•
the expectation that the pro forma dividend per share the Gener8 shareholders would receive in the Merger, assuming Euronav maintains its current dividend policy, will generally be taxable to Gener8 shareholders, as more fully described under “The Merger — Material U.S. Federal Income Tax Consequences”;

•
the fact that the Combined Company’s fleet would be older and have a lesser concentration of “eco” VLCCs as compared with Gener8 on a standalone basis;

•
the possibility that, under specified circumstances under the Merger Agreement, Gener8 may be required to pay a termination fee of  $39 million, as more fully described in the section entitled “The Merger Agreement — Termination Fee”;

•
the fact that, if the Merger Agreement is terminated, other than as a result of a breach of the Merger Agreement by Euronav, Euronav will have the right to purchase 3 VLCCs from Gener8, as more fully described in the section entitled “Related Agreements”;

•
the risk of incurring expenses in connection with the Merger, including in connection with any litigation that may result from the announcement or pendency of the Merger;

•
the potential risk of diverting management attention and resources from the operation of Gener8’s business and toward completion of the Merger; and

•
various other risks associated with the Merger, Euronav ordinary shares and the business of Euronav and the Combined Company described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the Gener8 Transaction Committee was aware of and considered the following additional factors:
•
the fact that some of Gener8’s directors and executive officers have other interests in the Merger that are different from, or in addition to, their interests as Gener8 shareholders, as more fully described in the section entitled “Interests of Gener8’s Directors and Officers in the Merger”; and

•
Gener8’s prospects for a merger or sale transaction with a company other than Euronav, as further described in the section entitled “Background of the Merger.”

The above discussion is not intended to be exhaustive, but Gener8 believes it addresses the material information and factors considered by the Gener8 Transaction Committee in its consideration of the Merger Agreement and the transactions contemplated thereby, including factors that may support the Merger Agreement and the transactions contemplated thereby, as well as factors that may weigh against the Merger Agreement and the transactions contemplated thereby. In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the Gener8 Transaction Committee does not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its determination. In addition, individual members of the

Gener8 Transaction Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgement of the Gener8 Transaction Committee, the potential risks associated with the Merger Agreement and the transactions contemplated thereby were favorably offset by the potential benefits of the Merger Agreement and the transactions contemplated thereby. This explanation of the Gener8 Transaction Committee’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
Gener8 Board of Directors
On the basis of the Gener8 Transaction Committee’s recommendations and the other factors described below, on December 20, 2017, the Gener8 board of directors unanimously, with Peter C. Georgiopoulos, Chairman of the Gener8 board of directors, Dan Ilany and Nicolas Busch abstaining due to potential conflicts of interest, among other things, determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Gener8 and the Gener8 shareholders, declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolved to recommend that the Gener8 shareholders vote to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolving to recommend that the Gener8 shareholders vote to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, the Gener8 board of directors consulted with Gener8 management, the Gener8 Transaction Committee as well as legal advisors and other advisors and, at its December 19 and 20, 2017 meetings, and at other meetings at which it considered the proposed Merger, the Gener8 board of directors considered a number of factors including, among others, the following:
•
the unanimous determination and recommendation of the Gener8 Transaction Committee;

•
the financial analyses and presentation prepared by UBS and the oral opinion of UBS, delivered to the Gener8 board of directors and the Gener8 Transaction Committee, subsequently confirmed by delivery of its written opinion to the Gener8 board of directors and the Gener8 Transaction Committee, dated December 20, 2017, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the Exchange Ratio provided for in the Merger was fair, from a financial point of view, to holders of Gener8 common shares, which opinion is described in the section captioned “Opinion of UBS, Gener8’s Financial Advisor”;

•
the fact that some of Gener8’s directors and executive officers have other interests in the Merger that are different from, or in addition to, their interests as Gener8 shareholders, as more fully described in the section entitled “Interests of Gener8’s Directors and Officers in the Merger”; and

•
the other factors considered by the Gener8 Transaction Committee as described in “The Merger — Gener8’s Reasons for the Merger; Recommendation of Gener8’s Board of Directors — Gener8 Transaction Committee,” including the positive factors and potential benefits of the Merger and the risks and potentially negative factors relating to the Merger.

The above discussion is not intended to be exhaustive, but Gener8 believes it addresses the material information and factors considered by the Gener8 board of directors in its consideration of the Merger Agreement and the transactions contemplated thereby, including factors that may support the Merger Agreement and the transactions contemplated thereby, as well as factors that may weigh against the Merger Agreement and the transactions contemplated thereby. In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the Gener8 board of directors does not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its determination. In addition, individual members of the Gener8 board of directors may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgement of the Gener8 board of directors, the potential risks associated with the Merger Agreement and the transactions contemplated thereby were favorably offset by the potential benefits of the Merger Agreement and the transactions contemplated thereby, including the

Merger. This explanation of the Gener8 board of directors’ reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
Opinion of UBS, Gener8’s Financial Advisor
On December 20, 2017, at a meeting of the Gener8 board of directors held to evaluate the Merger, UBS Securities LLC, which we sometimes refer to as UBS, delivered to the Gener8 Transaction Committee and the Gener8 board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated December 20, 2017, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the Exchange Ratio to be received by holders of Gener8 common shares pursuant to the Merger Agreement was fair, from a financial point of view, to holders of Gener8 common shares.
The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. The opinion is attached as Annex C and is incorporated herein by reference. UBS’ opinion was provided for the benefit of the Gener8 Transaction Committee and the Gener8 board of directors in connection with, and for the purpose of, their evaluation of the Merger and addresses only the fairness of the Exchange Ratio in the Merger from a financial point of view and does not address any other aspect of the Merger or any related transaction. The opinion does not address the relative merits of the Merger or any related transaction as compared to other business strategies or transactions that might be available with respect to Gener8 or Gener8’s underlying business decision to effect the Merger or any related transaction. The opinion does not constitute a recommendation to any shareholder as to how to vote or act with respect to the Merger or any related transaction. Holders of shares of Gener8 common shares are encouraged to read UBS’ opinion carefully in its entirety. The following summary of UBS’ opinion should be read in conjunction with the full text of UBS’ opinion.
In arriving at its opinion, UBS, among other things:
•
reviewed certain publicly available business and financial information relating to Gener8 and Euronav;

•
reviewed certain internal financial information and other data relating to the business and financial prospects of Gener8 that were not publicly available, including financial forecasts and estimates prepared by management of Gener8 that the Gener8 Transaction Committee and the Gener8 board of directors directed UBS to utilize for purposes of its analysis;

•
reviewed certain internal financial information and other data relating to the business and financial prospects of Euronav that were not publicly available, including financial forecasts and estimates (a) relating to Euronav’s business (other than its joint ventures) prepared by management of Euronav, as adjusted by management of Gener8, and (b) relating to Euronav’s joint ventures prepared by management of Euronav, that, in each case, the Gener8 Transaction Committee and the Gener8 board of directors directed UBS to utilize for purposes of its analysis;

•
reviewed certain estimates of cost savings and the costs and payments to achieve such cost savings, referred to collectively as “Net Cost Savings”, prepared by the management of Gener8 that were not publicly available that the Gener8 Transaction Committee and the Gener8 board of directors directed UBS to utilize for purposes of its analysis;

•
conducted discussions with members of the senior managements of Gener8 and Euronav concerning the businesses and financial prospects of Gener8 and Euronav;

•
reviewed certain information relating to the maritime vessel values and maritime vessel charter values of each of Gener8 and Euronav, in each case, as issued by certain third-party appraisers;

•
reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•
compared the financial terms of the Merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•
reviewed current and historical market prices of Gener8 common shares and Euronav ordinary shares;

•
reviewed a draft of the Merger Agreement; and

•
conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the Gener8 Transaction Committee and the Gener8 board of directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Gener8 Transaction Committee and the Gener8 board of directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Gener8 or Euronav, and was not furnished with any such evaluation or appraisal, other than the third-party appraisals referred to above. With respect to the financial forecasts, estimates and Net Cost Savings referred to above, UBS assumed, at the direction of the Gener8 Transaction Committee and the Gener8 board of directors, that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Gener8 as to the future financial performance of Gener8, Euronav and such Net Cost Savings. UBS also assumed, with the consent of the Gener8 Transaction Committee and the Gener8 board of directors, that the Merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion. At the request of the Gener8 Transaction Committee, UBS held discussions with certain third parties to discuss indications of interest in a possible transaction with Gener8.
At the direction of the Gener8 Transaction Committee and the Gener8 board of directors, UBS was not asked to, nor did it, offer any opinion as to the terms, other than the Exchange Ratio to the extent expressly specified in UBS’ opinion, of the Merger Agreement or any related documents or the form of the Merger or any related transaction. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. UBS expressed no opinion as to what the value of Euronav ordinary shares would be when issued pursuant to the Merger or the prices at which Euronav ordinary shares or Gener8 common shares would trade at any time. In rendering its opinion, UBS assumed, with the consent of the Gener8 Transaction Committee and the Gener8 board of directors, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the Merger Agreement would comply with all material terms of the Merger Agreement and (iii) the Merger would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger would be obtained without any material adverse effect on Gener8, Euronav or the Merger. Except as described above, there were no other instructions to, or limitations on, UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.
In connection with rendering its opinion to the Gener8 Transaction Committee and the Gener8 board of directors, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public company analysis and selected transactions analysis summarized below, no company or transaction used as a comparison was identical to Gener8 or Euronav or the Merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.
UBS believes that its analysis and the summary below must be considered as a whole and that selecting portions of its analysis and factors or focusing on information presented in tabular format, without considering all analyses and factors or the full narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on results of all analyses undertaken by it and assessed as a whole.
The estimates of the future performance of Gener8 and Euronav, and of the Net Cost Savings, provided by Gener8’s management, and the estimates of the future financial performances reflecting such estimates, in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of Gener8 or Euronav. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold or acquired.
The Exchange Ratio was determined through negotiation between Gener8 and the Gener8 Transaction Committee and Euronav, and the decision by the Gener8 board of directors to enter into the Merger Agreement was solely that of the Gener8 board of directors. UBS’ opinion and financial analyses were only one of many factors considered by the Gener8 board of directors in its evaluation of the Merger and should not be viewed as determinative of the views of the Gener8 Transaction Committee and the Gener8 board of directors with respect to the Merger or the Exchange Ratio.
The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Gener8 Transaction Committee and the Gener8 board of directors on December 20, 2017 in connection with UBS’ opinion relating to the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.
For purposes of its analyses, UBS reviewed a number of financial and operating metrics, including:
•
Enterprise Value, defined as equity value (calculated as the value of the company’s outstanding equity securities based on the company’s closing stock price as of a specified date), plus debt, including capitalized lease obligations, at book value, less cash and cash equivalents (“net debt”), plus minority interests at book value, as of a specified date, and, in certain cases, joint venture interests described below;

•
EBITDA, defined as earnings before interest, taxes, depreciation, amortization; and

•
Adjusted EBITDA, defined as EBITDA, adjusted for certain non-cash, one-time, or non-recurring items.

Unless the context indicates otherwise, (i) equity values derived from the selected companies analysis described below were calculated using the closing price of the common stock of the selected publicly traded companies in the crude oil tanker sector of the seaborne transportation industry listed below as of December 19, 2017, (ii) transaction values for the target companies derived from the selected transactions analysis described below were calculated based on implied Enterprise Values as of the public announcement date of the relevant transaction, assuming equity values equal to the estimated purchase prices paid for the common equity of the target companies in the selected transactions and (iii) each of cash and cash equivalents, net working capital and outstanding debt for each of Gener8 and Euronav were based on such amounts as of September 30, 2017, pro forma for contracted vessel sales as of such date, and, in the case of Gener8, the release of pool working capital related to such contracted vessel sales and anticipated debt amortization since September 30, 2017. Accordingly, this information may not reflect current or future market conditions.
In addition, unless the context indicates otherwise, (a) per share amounts for each of Gener8 common shares and Euronav ordinary shares were calculated on a diluted basis, using the treasury stock method, based on shares, options and warrants outstanding as of September 30, 2017 (and, in the case of Gener8, updated for the vesting of certain restricted stock units as of December 19, 2017), as provided by the respective managements of Gener8 and Euronav, and (b) the Enterprise Value for Euronav was based on an estimated present value of distributions from its equity accounted investees (i.e., joint ventures) of $277 million, as more fully described below under “Net Asset Value Analysis”.
Historical Trading Ratio Analysis.   UBS reviewed, for illustrative purposes, the ratio of the volume weighted average price (“VWAP”) per Gener8 common share to the VWAP per Euronav ordinary share for certain periods since the initial public offering (“IPO”) of Gener8 common shares. For each of the periods set forth in the table below, each such period ending December 19, 2017, UBS calculated the average daily trading ratio, which represents the average of the ratio of the VWAP per Gener8 common share to the VWAP per Euronav ordinary share for each trading day over such period. UBS compared the results of this calculation to (i) the product of  (a) the Exchange Ratio of 0.7272 shares of the Combined Company ordinary shares per Gener8 common share provided for in the Merger and (b) such VWAP for Euronav ordinary shares over such time period, and (ii) the closing price of Gener8 common shares on December 19, 2017. The following table presents the results of these calculations:
Period	Average Daily Trading Ratio (x)	Implied Value of 0.7272x Euronav Ordinary shares based on VWAP (U.S. Dollars)	Gener8 VWAP (U.S. Dollars)	Premium/ (Discount) to Gener8 Common Share Closing Price on December 19, 2017 of $4.28 (%)
Current (as of 12/19/17)	0.53	5.93	4.28	38.5
2-weeks	0.52	6.00	4.32	40.1
1-month	0.53	6.17	4.46	44.3
6-months	0.63	5.81	5.04	35.6
1-year	0.63	5.78	5.03	35.1
Since IPO	0.65	7.36	6.55	71.9
Net Asset Value Analysis.   UBS performed an analysis of the NAVs of each of Gener8 and Euronav, using information from Gener8 and Euronav, as well as two internationally known maritime vessel appraisal companies, Clarkson Valuations Limited (“Clarkson”) and VesselsValue Ltd. (“VesselsValue”). The market value estimates for the tanker fleets of each of Gener8 and Euronav, as provided by each of Clarkson and VesselsValue, are included as Annex D and were as of the dates indicated therein. In addition, with respect to Euronav, UBS used the contracted price amounts of certain newly built vessels that have yet to be delivered to Euronav (which were vessels Hulls S909/Cap Quebec, S910, S911 and S912). UBS calculated NAVs of each of Gener8 and Euronav using (i) total fleet value, which was comprised of the averages of the tanker fleet appraisals of each of Clarkson and VesselsValue, and, in the case of Euronav, remaining capital expenditures related to contracted vessel purchases, and the estimated value of Euronav’s charters, as provided by Clarkson (and included in Annex D), excluding Nautic, Nectar and Flandre which were on subject for sale as of the date indicated therein, and, in the case of Gener8, excluding Pericles, Horn, Argus, Zeus and Poseidon which were on subject for sale, (ii) in the case of Euronav, other assets, which included the estimated net present value (as of September 30, 2017) of the projected cash flows from Euronav’s joint ventures, assuming 50% – 100% probability of renewal of its existing contract in 2022 through 2032, discounted at 6.0% for 2017 – 2022 (through the end of the existing contract), and discounted at 9.0% thereafter, as well as certain other vessel related assets, (iii) net debt and net working capital, as described above, adjusted for expected net proceeds from sale of vessels which were on subject for sale, and (iv) estimated Merger related expenses. The amounts used in these analyses, as well as the resultant NAVs, were as follows:

The amounts used in UBS’ analyses, as well as the resultant NAVs, were as follows:
(U.S. Dollars in millions)	Gener8	Euronav
Total Fleet Value	1,686	1,859
Other	—	317
Total Asset Value	1,686	2,176
Adjusted Net Debt	1,157	706
Adjusted Net Working Capital	55	68
Estimated Transaction Expenses	(20)	(10)
NAV	564	1,528
Diluted Shares Outstanding (shares in millions)	83.8	158.5
NAV/Share ($)	6.74	9.64
Gener8 NAV Contribution	27%	—
Euronav NAV Contribution	—	73%
Exchange Ratio (x)	0.7272
Implied Combined Company pro forma ownership by holders of Gener8 common shares	28%
Implied NAV/share of Offer ($)	7.01
Premium/(Discount)	4%
Contribution Analyses.   To compare the relative contribution of each of Gener8 and Euronav to the Combined Company, without giving effect to the estimated Net Cost Savings, based on the various financial metrics described below, to the percentage of ordinary shares of the Combined Company pro forma for the Merger to be received by holders of Gener8 common shares as a result of the Merger, UBS performed the levered and unlevered contribution analyses described below. UBS used the internal forecasts and estimates referred to above for Gener8, prepared by Gener8 management, and internal forecasts and estimates for Euronav referred to above, prepared by Euronav management, as adjusted by Gener8 management.
Levered Analysis.   UBS performed an analysis of the relative contributions from each of Gener8 and Euronav to the Combined Company, without giving effect to the estimated Net Cost Savings, with respect to selected levered financial metrics. UBS reviewed:
•
implied equity value, based on the closing price of Euronav ordinary shares on December 19, 2017 and the implied value of Gener8 common shares, based on the closing price of Euronav ordinary shares on December 19, 2017 and the Exchange Ratio;

•
equity value, based on the closing price of each of Gener8 common shares and Euronav ordinary shares on December 19, 2017;

•
NAV; and

•
estimated net income, for each of the calendar years 2018 through 2020;

Unlevered Analysis.   In addition, UBS performed an analysis of the relative contributions from each of Gener8 and Euronav to the Combined Company, without giving effect to the estimated Net Cost Savings, with respect to selected unlevered financial metrics. Enterprise Value calculations, as well as calculations relating to revenue and Adjusted EBITDA, excluded the estimated impact of Euronav’s joint ventures. UBS reviewed:
•
implied Enterprise Value, based on the closing price of Euronav ordinary shares on December 19, 2017 and the implied value of Gener8 common shares, based on the closing price of Euronav ordinary shares on December 19, 2017 and the Exchange Ratio;

•
Enterprise Value, based on the closing price of each of Gener8 common shares and Euronav ordinary shares on December 19, 2017;

•
total asset value, calculated as set forth above under “Net Asset Value Analysis”;

•
estimated revenue, for each of the calendar years 2018 through 2020; and

•
estimated Adjusted EBITDA, for each of the calendar years 2018 through 2020. The table below presents the results of the levered and unlevered contribution analyses.

	Percentage Contribution
	Gener8	Euronav
Levered Analyses
Implied Equity Value based on Euronav Closing Share Price on December 19, 2017 and Exchange Ratio	28%	72%
Equity Value at December 19, 2017 Closing Share Prices	22%	78%
Net Asset Value	27%	73%
Net Income
2018E	0%	100%
2019E	43%	57%
2020E	40%	60%
Unlevered Analyses
Implied Enterprise Value based on Euronav Closing Share Price on December 19, 2017 and Exchange Ratio	49%	51%
Enterprise Value at December 19, 2017 Closing Share Prices	47%	53%
Total Asset Value	44%	56%
Revenue
2018E	39%	61%
2019E	39%	61%
2020E	39%	61%
Adjusted EBITDA
2018E	44%	56%
2019E	42%	58%
2020E	41%	59%
As indicated in the table above, the percentage contributions by Gener8 to the pro forma combined entity (i) for the levered financial metrics set forth in the table above ranged from approximately 0% to approximately 43%, as compared to Gener8 shareholders receiving approximately 28% of the equity in the pro forma combined entity in the Merger, and (ii) for the unlevered financial metrics set forth in the table above ranged from approximately 39% to approximately 47%, as compared to Gener8 accounting for approximately 49% of the Enterprise Value of the pro forma combined entity.
Selected Public Company Analysis.   UBS compared selected multiples and percentages related to Enterprise Value and equity value for each of Gener8 and Euronav on a standalone basis, and for Gener8 in the Merger, to the corresponding multiples and percentages for the selected publicly traded companies in the crude oil tanker sector of the seaborne transportation services industry identified below. For purposes of this analysis, UBS calculated the implied equity value percentages and implied Enterprise Value multiples for Gener8 in the Merger using an implied value per share of Gener8 common shares equal to the closing price per share of Euronav ordinary shares as of December 19, 2017, multiplied by the Exchange Ratio. Although none of these companies is directly comparable to Gener8 or to Euronav, these companies were selected because their equity is publicly traded in the United States, they are focused on the crude oil tanker sector of the seaborne transportation services industry and they have aggregate equity values in excess of $300 million.
For each of the companies selected by UBS, UBS reviewed (i) multiples of Enterprise Values to estimated calendar year 2017 (“CY2017E”) and estimated calendar year 2018 (“CY2018E”) Adjusted

EBITDA, and (ii) percentage of common equity value, based on current share price, to NAV. Estimated financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Estimated financial data for Gener8 were based on internal forecasts and estimates referred to above for Gener8, prepared by Gener8 management. Estimated financial data for Euronav were based on internal forecasts and estimates for Euronav referred to above, prepared by Euronav management, as adjusted by Gener8 management. NAV calculations for the selected companies were based on the mean of the NAVs as estimated by selected Wall Street research analysts’ estimates. NAV calculations for each of Gener8 and Euronav were as described above under “Net Asset Value Analysis”. Estimates of Euronav Enterprise Value and Adjusted EBITDA excluded the estimated impact of Euronav’s joint ventures.
The results of these analyses are summarized in the following table:
	Enterprise Value/Adjusted EBITDA		P/NAV (%)
	CY2017E (x)	CY2018E (x)
Selected Companies
Frontline Ltd.	12.7	10.8	91.3
DHT Holdings, Inc.	7.5	6.4	75.5
International Seaways, Inc.	8.3(1)	4.8(2)	48.7
Nordic American Tankers Limited	11.7	7.3	120.9
Teekay Tankers Ltd.(3)	12.9	7.8	73.7
Mean	10.6	7.4	82.0
Median	11.7	7.3	75.5
High	12.9	10.8	120.9
Low	7.5	4.8	48.7
Gener8 at Closing Share Price on December 19, 2017	9.0	9.4	63.5
Gener8 at Implied Merger Value, based on Euronav Closing Share Price on December 19, 2017 and Exchange Ratio	9.8	10.2	88.0
Euronav at Closing Share Price on December 19, 2017	7.7	8.1	84.5

(1)
Excludes value of interests in joint ventures.

(2)
Excludes value of interests in joint ventures.

(3)
Pro forma for merger with Tanker Investments Limited.

UBS then noted that (i) for calendar year 2017, (a) Gener8 estimates for Enterprise Value as a multiple of Adjusted EBITDA, based on the implied Merger value, were above the low multiples, but below the mean and median multiples, for the selected companies, and (b) Euronav estimates for Enterprise Value as a multiple of Adjusted EBITDA were above the low multiple, but below the mean and median multiples, for the selected companies, (ii) for calendar year 2018, (a) Gener8 estimates for Enterprise Value as a multiple of Adjusted EBITDA, based on the implied Merger value, were above the mean and median multiples, but below the high multiple, for the selected companies, and (b) Euronav estimates for Enterprise Value as a multiple of Adjusted EBITDA were above the mean and median multiples, but below the high multiple, for the selected companies, and (iii) for current share price as a percentage of NAV, (a) Gener8 estimates, based on the implied Merger value, were above the mean and median percentages, but below the high percentage, for the selected companies, and (b) Euronav estimates were above the mean and median percentages, but below the high percentage, for the selected companies.
Selected Transactions Analysis.   UBS reviewed the purchase prices paid in the seven transactions set forth below, which involved target companies in the tanker sector of the seaborne transportation services industry that were announced after January 1, 2008, involved a U.S. stock exchange listed target company and that had implied transaction values greater than $200 million. UBS calculated and compared (i) the implied Enterprise Value for each target company, based on the implied purchase price paid for the common equity of the target company, as a multiple of the target company’s Adjusted EBITDA for the last twelve month period for which financial information was publicly available (“LTM”) immediately preceding the announcement of the relevant transaction, and (ii) the implied equity value for each target company, based on the implied purchase price for the common equity of the target company, as a percentage of NAV, in each case, based on publicly reported financial information. NAV calculations were based on the midpoint of each respective target company’s NAV range as set forth in public filings related to the proposed transactions describing financial advisors’ analyses related to such transactions.
The results of these analyses are summarized in the following table:
Announcement Date	Implied Enterprise Value (U.S. Dollars in millions)	Acquiror	Target	Enterprise Value/LTM Adjusted EBITDA (x)	P/NAV (%)
05/31/17	500	Teekay Tankers Ltd.	Tanker Investments Ltd.	7.1	83.3
07/02/15	2,070	Frontline Ltd.	Frontline 2012 Ltd.	14.3	123.3
04/07/15	284	Genco Shipping & Trading Limited	Baltic Trading Limited	n/m(1)	79.5
10/07/14	1,069	Knightsbridge Shipping Ltd.	Golden Ocean Group Ltd.	11.5	n/a(2)
07/26/11	239	DryShips Inc.	OceanFreight Inc.	4.9	87.6
08/06/08	490	General Maritime Corporation	Arlington Tankers Ltd.	10.5	82.1
01/29/08	2,070	Excel Maritime Carriers Ltd.	Quintana Maritime Limited	11.8	81.1
Gener8 – at Implied Merger Value	1,725			8.6	88.0
Mean				10.0	89.5
Median				11.0	82.7
High				14.3	123.3
Low				4.9	79.5

(1)
“n/m” means not meaningful. The transaction multiple was negative.

(2)
“n/a” means not available. NAV was not publicly disclosed.

UBS noted that (i) for Enterprise Value as a multiple of LTM Adjusted EBITDA, Gener8 at the implied Merger value was above the low multiple, but below the mean and median multiples, of the selected transactions, and (ii) for implied equity values as a percentage of NAV, Gener8 at the implied Merger value was between the mean and median of the selected transaction percentages.
Discounted Cash Flow Analyses.
Gener8.   UBS performed a discounted cash flow analysis of Gener8 on a standalone basis using financial forecasts and estimates prepared by Gener8’s management for the fourth quarter of 2017 and calendar years 2018 through 2022 referred to above that the Gener8 Transaction Committee and the Gener8 board of directors directed UBS to utilize for purposes of its analysis. UBS calculated a range of implied present values as of September 30, 2017 of the standalone after-tax unlevered free cash flows that Gener8 was forecasted to generate from October 1, 2017 through December 31, 2022 using discount rates ranging between 11.5% and 12.5%, as selected by UBS using its professional judgment. UBS also calculated estimated terminal values for Gener8 as of December 31, 2022, based on the estimated standalone after-tax unlevered free cash flow for fiscal year 2022, as adjusted to reflect Gener8’s normalized capital expenditures (i.e., equalizing capital expenditures and depreciation and amortization into perpetuity), using growth rates into perpetuity of Gener8’s after-tax unlevered free cash flows for fiscal years after 2022 ranging between 0.0% and 2.0%, as selected by UBS using its professional judgment. The estimated terminal values were then discounted to present value as of September 30, 2017 using discount rates ranging between 11.5% and 12.5%. This discounted cash flow analysis resulted in a reference range of implied equity value per share of Gener8 common shares of approximately $5.40 to $9.35.
Euronav.   UBS performed a discounted cash flow analysis of Euronav on a standalone basis using financial forecasts and estimates prepared by Euronav’s management, as adjusted by Gener8’s management, for the fourth quarter of 2017 and calendar years 2018 through 2022 referred to above that the Gener8 Transaction Committee and the Gener8 board of directors directed UBS to utilize for purposes of its analysis, which included estimated proceeds from the sales of certain vessels. UBS calculated a range of implied present values as of September 30, 2017 of the standalone after-tax unlevered free cash flows that Euronav was forecasted to generate from October 1, 2017 through December 31, 2022 using discount rates ranging between 9.5% and 10.5%, as selected by UBS using its professional judgment, except with respect to Euronav’s joint ventures. Euronav’s interests in its joint ventures, including use of applicable discount rates, were valued as described above under “Net Asset Value Analysis”. UBS also calculated estimated terminal values for Euronav as of December 31, 2022, based on the estimated standalone after-tax unlevered free cash flow for fiscal year 2022, as adjusted to reflect Euronav’s normalized capital expenditures (i.e., equalizing capital expenditures and depreciation and amortization into perpetuity), using growth rates into perpetuity of Euronav’s after-tax unlevered free cash flows for fiscal years after 2022 ranging between 0.0% and 2.0%, as selected by UBS using its professional judgment. The estimated terminal values were then discounted to present value as of September 30, 2017 using discount rates ranging between 9.5% and 10.5%. This discounted cash flow analysis resulted in a reference range of implied equity value per share of Euronav ordinary shares of approximately $10.85 to $14.00.
Combined Company Pro Forma for the Merger.   UBS performed a discounted cash flow analysis of the Combined Company pro forma for the Merger using financial forecasts and estimates for each of Gener8 and Euronav as described above, inclusive of estimated Net Cost Savings described above prepared by Gener8’s management, that the Gener8 Transaction Committee and the Gener8 board of directors directed UBS to utilize for purposes of its analysis. UBS calculated a range of implied present values as of September 30, 2017 of the after-tax unlevered free cash flows that the Combined Company pro forma for the Merger was forecasted to generate from October 1, 2017 through December 31, 2022 using discount rates ranging between 10.4% and 11.4%, as selected by UBS using its professional judgment, except with respect to Euronav’s joint ventures. Euronav’s interests in its joint ventures, including use of applicable discount rates, were valued as described above under “Net Asset Value Analysis”. UBS also calculated estimated terminal values for the Combined Company pro forma for the Merger as of December 31, 2022, based on the estimated after-tax unlevered free cash flow of the Combined Company pro forma for the Merger for calendar year 2022, as adjusted to reflect Euronav’s normalized level of capital expenditures (i.e., equalizing capital expenditures and depreciation and amortization into perpetuity), using growth rates into perpetuity of the adjusted after-tax unlevered free cash flows of the Combined Company pro forma for the Merger for calendar years after 2022 ranging between 0.0% and 2.0%, as selected by UBS using its professional judgment. The estimated terminal values were then discounted to present value as of September 30, 2017 using discount rates ranging between 10.4% and 11.4%. This discounted cash flow analysis resulted in a reference range of implied equity value, per Gener8 common share, of the Combined Company pro forma for the Merger to be issued to holders of Gener8 common shares, based on the Exchange Ratio, of approximately $8.00 to $10.95.
Other Information
UBS also noted for the Gener8 Transaction Committee and the Gener8 board of directors certain additional factors that were not relied upon in rendering its opinion, but were provided for informational purposes, including the following review:
Share Price Performance.   UBS reviewed certain historical share price information for each of Gener8 common shares and Euronav ordinary shares based on closing share price information over certain periods during calendar year 2017 and ending December 19, 2017. This review indicated the following:
Change (%)	YTD	6 Months	3 Months	1 Month	1 Week
Gener8 Maritime	(4.5)	(22.5)	(11.8)	(8.0)	(1.6)
Euronav	2.5	10.1	1.9	(3.6)	(2.4)

Miscellaneous
Under the terms of UBS’ engagement by the Gener8 Transaction Committee, Gener8 has agreed to pay UBS for its financial advisory services in connection with the proposed transaction an aggregate fee of $15.25 million, $1.0 million of which was payable in connection with UBS’ opinion and remainder of which is contingent upon consummation of the Merger. In addition, Gener8 has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of its counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.
In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Gener8 and Euronav and, accordingly, may at any time hold a long or short position in such securities.
Gener8 selected UBS as its financial advisor in connection with the proposed transaction because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.
Unaudited Prospective Financial Information
Neither Euronav nor Gener8 generally publishes its business plans and strategies or makes external disclosures of its anticipated financial position or results of operations as a matter of course due to, among other reasons, the inherent difficulty of accurately predicting future periods and the uncertainty of the underlying assumptions and estimates, other than, in each case, providing, from time to time, estimates of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases, SEC filings and other investor materials. The inclusion of the parties’ respective projections in this proxy statement/prospectus should not be regarded as an indication that any of Euronav, Gener8 or their respective affiliates, officers, directors, employees, advisors or other representatives considered either party’s projections to be predictive of actual future events, and the parties’ respective projections should not be relied on as such.
General
The summaries of the parties’ respective projections (as adjusted by Gener8 in the case of Euronav’s projections) included above are provided to give Euronav’s stockholders and Gener8’s shareholders access to certain non-public information that was made available to Euronav, Gener8 and their respective boards of directors and financial advisors in connection with the parties’ evaluation of the Merger. The parties’ projections were, in general, prepared solely for internal use and are subjective in many respects and thus subject to interpretation. While presented with numerical specificity, the parties’ projections reflect numerous assumptions and estimates that the parties preparing such projections made in good faith at the time such projections were prepared with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the applicable party. These assumptions are inherently uncertain, were made as of the date the parties’ projections were prepared, may not be reflective of actual results, either since the date such projections were prepared, now or in the future, in light of changed circumstances, economic conditions, or other developments and may be beyond the control of Euronav or Gener8, as applicable. Some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date the parties’ projections were prepared.
Important factors that may affect actual results and cause the parties’ projections not to be achieved include risks and uncertainties relating to Euronav’s and Gener8’s businesses, including their abilities to achieve their respective strategic goals, objectives and targets over applicable periods; industry conditions; the regulatory environment; general business and economic conditions; and other factors described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 23and 21, respectively, of this proxy statement/prospectus, as well as the risk factors with respect to Euronav’s and Gener8’s respective businesses contained in their most recent SEC filings, which readers are urged to review, which may be found as described under “Where You Can Find More Information” beginning on page 164 of this proxy statement/prospectus). In addition, the parties’ projections cover multiple future years, and such information by its nature is less reliable in predicting each successive year. The parties’ projections also do not take into account any circumstances or events occurring after the date on which they were prepared, and do not give effect to the transactions contemplated by the Merger Agreement, including the Merger, except that, as described above, the Combined Company projections give effect to the completion of the Merger. The parties’ projections also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the parties’ projections. Accordingly, there is no assurance that the parties’ projections will be realized or that actual results will not be significantly lower than projected.
The parties’ projections were not prepared with a view toward complying with IFRS (including because certain metrics are non-IFRS measures as discussed above), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Euronav’s nor Gener8’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to either party’s projections, nor has any of them expressed any opinion or any other form of assurance on either party’s projections or the achievability of the results reflected in either party’s projections, and none of them assumes any responsibility for, and each of them disclaims any association with, either party’s projections. The reports of Euronav’s and Gener8’s independent registered public accounting firms incorporated by reference into this proxy statement/prospectus relate to Euronav’s and Gener8’s historical financial information, respectively, and no such report extends to either party’s projections or should be read to do so.
None of Euronav, Gener8 or their respective affiliates, officers, employees, directors, advisors or other representatives can give you any assurance that actual results will not differ from the parties’ respective projections, and none of Euronav, Gener8 or their respective affiliates, officers, employees or directors undertakes any obligation to update or otherwise revise or reconcile either party’s projections to reflect circumstances existing after the date the parties’ respective projections were prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the parties’ respective projections are not realized. Neither Euronav nor Gener8 intends to publicly update or make any other revision to either party’s projections. None of Euronav, Gener8 or any of their respective affiliates, officers, employees, directors, advisors or other representatives has made or makes any representation to any Euronav stockholder, Gener8 shareholder or any other person regarding Euronav’s or Gener8’s ultimate performance compared to either party’s projections or that the results reflected therein will be achieved. Neither Euronav nor Gener8 has made any representation to the other, in the Merger Agreement or otherwise, concerning the parties’ respective projections. For the reasons described above, readers of this proxy statement/prospectus are cautioned not to place undue, if any, reliance on either party’s projections.
Gener8 Projections
In connection with Gener8’s evaluation of the Merger, Gener8 made available to Euronav and to UBS, certain financial forecasts and unaudited prospective financial information relating to Gener8 on a stand-alone basis, assuming Gener8 would continue as an independent company, which are referred to in this proxy statement/prospectus as the Gener8 management projections. Gener8 directed UBS to use and rely upon the Gener8 projections (defined below), which include the Gener8 management projections, for purposes of its financial analysis and opinion (see “— Opinion of UBS, Gener8’s Financial Advisor” beginning on page 66 of this proxy statement/prospectus).
The Gener8 management projections reflect numerous assumptions and estimates that Gener8 made in good faith, including, without limitation:
•
Improving tanker market fundamentals including steady growth in demand for vessels and shrinking order book

•
Spot rates for VLCC, Suezmax, Panamax and Aframax tankers would return to rates consistent with long term averages in the medium term

•
ECO VLCCs spot rates to earn a premium over non-ECO VLCC spot rates

•
Vessel utilization, rechartering and pricing consistent with historical performance

•
Operating costs consistent with historical performance

•
Dry dock expenditure as scheduled for each vessel in Gener8’s fleet

•
The impact of regulations and likely changes in regulation

•
Other general business, market and financial assumptions

The following table presents a summary of the Gener8 projections:
	Year Ending December 31,
	2017P	2018P	2019P	2020P	2021P	2022P
	(U.S. Dollars in millions, except for TCE)
Gener8 VLCC TCE(1)	$28,822	$28,250	$36,500	$40,000	$40,000	$40,000
Gener8 net voyage revenues(2)	$309	$292	$362	$392	$382	$392
Gener8 adjusted EBITDA(3)	$176	$169	$237	$265	$253	$261
Gener8 unlevered free cash flow(4)	$344	$166	$233	$251	$222	$243

(1)
Time Charter Equivalent, or “TCE,” is a measure of the average daily revenue performance of a vessel. Gener8 calculates TCE by dividing net voyage revenue by total operating days for its fleet. Net voyage revenues are voyage revenues minus voyage expenses.

(2)
Gener8 evaluates its performance using net voyage revenues. Gener8 believes that presenting voyage revenues, net of voyage expenses, neutralizes the variability created by unique costs associated with particular voyages or deployment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by its vessels.

(3)
Gener8 adjusted EBITDA means income before income taxes, gains (losses) on vessel sales, interest expense (including commitment fees), impact of interest rate swaps fair value, professional fees related to interest rate swaps, depreciation, non-cash G&A such as stock compensation, other financing costs, loss on litigation, and other items, if any, that neither relate to the ordinary course of Gener8’s business nor reflect Gener8’s underlying business performance.

(4)
Gener8 unlevered free cash flow means Gener8 adjusted EBITDA as described above, plus proceeds from vessel sales and less changes in working capital, drydock capital expenditures and capital expenditures for newbuild vessels.

The following table sets forth the calculations used in determining projections of Gener8’s adjusted EBITDA.
	Year Ending December 31,
	2017P	2018P	2019P	2020P	2021P	2022P
	(U.S. Dollars in millions)
Gener8 net income	(152)	(5)	66	95	111	135
Depreciation and amortization	103	90	90	90	90	90
Interest expense, net	84	84	81	79	52	36
Gener8 EBITDA	35	169	237	265	253	261
Adjustments:
Other expense, net	(1)	—	—	—	—	—
Non-cash G&A expenses, excluding stock-based compensation expense	6	—	—	—	—	—
Loss on disposal of vessels, net	136	—	—	—	—	—
Gener8 adjusted EBITDA	176	169	237	265	253	261

The following table sets forth the calculations used in determining projections of Gener8’s unlevered free cash flow.
	Year Ending December 31,
	2017P	2018P	2019P	2020P	2021P	2022P
	(U.S. Dollars in millions, unless stated)
Gener8 adjusted EBITDA	176	169	237	265	253	261
Less: Change in working capital	(15)	—	—	—	—	—
Less: Drydock capital expenditures	(23)	(2)	(4)	(14)	(31)	(18)
Proceeds from vessel sales	333	—	—	—	—	—
Newbuild capital expenditures	(127)	—	—	—	—	—
Gener8 unlevered free cash flow	344	166	233	251	222	243

Each of Gener8 net voyage revenues, Gener8 adjusted EBITDA and Gener8 unlevered free cash flow, as presented above in the Gener8 projections, is a non-IFRS financial measure. Non-IFRS financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with IFRS. Gener8 prepared the net voyage revenues adjusted EBITDA and the assumptions underlying the unlevered free cash flow information as part of its ordinary course internal business and strategic planning process, and not for external disclosure, using methodologies that may be different than the methodologies used by other companies. Gener8 does not provide a reconciliation of Gener8 net voyage revenues, Gener8 adjusted EBITDA and Gener8 unlevered free cash flow to comparable IFRS financial measures because it is unable to reasonably predict certain items contained in the IFRS measures, including non-recurring and infrequent items that are not indicative of Gener8’s ongoing operations.
Certain other unaudited prospective financial information relating to Gener8 on a stand-alone basis, assuming Gener8 would continue as an independent company, was calculated based on the Gener8 management projections and was used, and relied upon, by UBS in connection with its financial analysis and opinion in connection with the Merger, including, in the case of the unlevered free cash flow estimates presented above (which other prospective information, together with the Gener8 management projections, are referred to in this proxy statement/prospectus as the Gener8 projections), UBS’ discounted cash flow analysis as described under “— Opinion of UBS, Gener8’s Financial Advisor” beginning on page 66 of this proxy statement/prospectus. Such other prospective information was also not prepared for external disclosure.
Adjusted Euronav Projections
In connection with its evaluation of the Merger and the preparation of the Combined Company projections described below (see “— Combined Company Projections” beginning on page 80 of this proxy statement/prospectus), Gener8 received projections regarding Euronav on a stand-alone basis prepared by Euronav management in conjunction with Euronav’s financial advisers. Gener8 management made certain adjustments to the assumptions and estimates underlying the projections received from Euronav in light of, among other things, Gener8 management’s views of future tanker spot rates. Gener8’s adjusted version of the projections received from Euronav are referred to in this proxy statement/prospectus as the adjusted Euronav projections. The adjusted Euronav projections were made available by Euronav management in conjunction with Euronav’s financial advisers to UBS for purposes of its financial analysis and opinion. Gener8 directed UBS to use and rely upon the adjusted Euronav projections for purposes of its financial analysis and opinion (see “— Opinion of UBS, Gener8’s Financial Advisor” beginning on page 66 of this proxy statement/prospectus).

The following table presents a summary of the adjusted Euronav projections:
	Year Ending December 31,
	2017P	2018P	2019P	2020P	2021P	2022P
	(U.S. Dollars in millions, except for TCEs)
Euronav VLCC TCE(1)	$27,375	$28,250	$36,500	$40,000	$40,000	$40,000
Euronav total revenue(2)	$458	$450	$568	$618	$623	$564
Euronav adjusted EBITDA(3)	$230	$217	$326	$375	$379	$364
Euronav unlevered free cash flow(4)	$258	$155	$360	$389	$399	$388

(1)
In general, Euronav management believes TCE revenues (as disclosed in Euronav’s public filings), a measure of the average daily revenue performance of a vessel calculated by subtracting voyage expenses from voyage revenues, serves as an industry standard for measuring and managing fleet revenue and for comparing results between geographical regions and among competitors.

(2)
Euronav total revenue includes aggregate pool TCE revenues, or TCE revenue earned by vessels operating in the TI pool, time- and bareboat charter revenues and spot voyages recognized rateably on a daily basis over the estimated length of each voyage.

(3)
Euronav adjusted EBITDA means income before income taxes, income from equity accounted investees, amortization of debt financing fees, gains (losses) on vessel sales/other tangible assets, interest expense (including commitment fees), depreciation, and other items, if any, that neither relate to the ordinary course of Euronav’s business nor reflect Euronav’s underlying business performance.

(4)
Euronav unlevered free cash flow means Euronav adjusted EBITDA as described above, plus proceeds from vessel sales and dividends received from joint ventures and less changes in working capital, drydock capital expenditures and capital expenditures for newbuild vessels.

The following table sets forth the calculations used in determining projections of Euronav’s adjusted EBITDA.
	Year Ending December 31,
	2017P	2018P	2019P	2020P	2021P	2022P
	(U.S. Dollars in millions)
Euronav net income	7	8	88	140	152	148
Depreciation of tangible and intangible assets	230	209	214	214	211	202
Net finance expenses	42	40	40	34	28	24
Income tax expense/(benefit)	(1)	—	—	—	—	—
Euronav EBITDA	277	258	341	388	392	374
Adjustments:
Share of profit of equity accounted investees	(33)	(19)	(18)	(16)	(15)	(11)
Amortization of debt financing fees	—	4	3	3	2	1
Loss on disposal of vessels	(15)	(25)	—	—	—	—
Euronav adjusted EBITDA	230	217	326	375	379	364

The following table sets forth the calculations used in determining projections of Euronav’s unlevered free cash flow.
	Year Ending December 31,
	2017P	2018P	2019P	2020P	2021P	2022P
	(U.S. Dollars in millions, unless stated)
Euronav adjusted EBITDA	230	217	326	375	379	364
Less: Change in working capital requirements	22	—	—	—	—	—
Less: Drydock capital expenditures	(3)	(19)	(3)	(20)	(15)	(18)
Proceeds from sale of vessels	114	106	—	—	—	—
Newbuild capital expenditures	(133)	(197)	—	—	—	—
Plus: Distributions received from equity accounted investees	28	48	37	35	34	42
Euronav unlevered free cash flow	258	155	360	389	399	388

Each of Euronav total revenue, Euronav adjusted EBITDA and Euronav unlevered free cash flow, as presented above in the adjusted Euronav projections, is a non-IFRS financial measure. Non-IFRS financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with IFRS. Gener8 prepared the revenue and adjusted EBITDA information and the assumptions underlying the unlevered free cash flow information as part of its evaluation of the Merger, and not for external disclosure, using methodologies than may be different than the methodologies used by other companies. Gener8 does not provide a reconciliation of Euronav total revenue, Euronav adjusted EBITDA and Euronav unlevered free cash flow to comparable IFRS financial measures because it is unable to reasonably predict certain items contained in the IFRS measures, including non-recurring and infrequent items that are not indicative of Euronav’s ongoing operations.
Combined Company Projections
In connection with its evaluation of the Merger, Gener8 management made available to UBS certain financial forecasts and unaudited prospective financial information relating to the Combined Company, giving effect to the Merger, which is referred to in this proxy statement/prospectus as the Combined Company projections. The Combined Company projections were made available by Gener8 to UBS for purposes of its financial analysis and opinion. Gener8 directed UBS to use and rely upon the Combined Company projections for purposes of its financial analysis and opinion (see “— Opinion of UBS, Gener8’s Financial Advisor” beginning on page 66 of this proxy statement/prospectus).
The Combined Company projections reflect numerous assumptions and estimates that Gener8 made in good faith in connection with the preparation of the adjusted Euronav projections and the Gener8 management projections as more fully described above under “— Adjusted Euronav Projections” and “— Gener8 Projections” beginning on pages 78 and 76, respectively, of this proxy statement/prospectus. Additionally, the Combined Company projections reflect estimated synergies of  $27 million by the first full year following completion of the Merger (which is assumed to be completed in the first half of 2018 for purposes of calculating the estimated synergies), which increase by 1.5% per year thereafter.
The following table presents a summary of the Combined Company projections:
	Year Ending December 31,
	2018P	2019P	2020P	2021P	2022P
	(U.S. Dollars in millions, except for TCEs)
Combined Company VLCC TCE(1)	$28,250	$36,500	$40,000	$40,000	$40,000
Combined Company total revenue(2)	$747	$934	$1,011	$1,006	$957
Combined Company adjusted EBITDA(3)	$389	$594	$668	$662	$655
Combined Company unlevered free cash flow(4)	$328	$624	$670	$650	$661

(1)
Gener8’s and Euronav’s management believes TCE revenues, a measure of the average daily revenue performance of a vessel calculated by subtracting voyage expenses from voyage revenues, serves as an industry standard for measuring and managing fleet revenue and for comparing results between geographical regions and among competitors.

(2)
Combined Company total revenue reflects the assumed transfer of Gener8’s standalone fleet from the Navig8 Pool to the TI Pool on June 30, 2018 (and December 31, 2018 for the Gener8 Nestor), at which point vessels are projected to earn net revenue in similar fashion to Euronav aggregate pool TCE revenues for the TI pool.

(3)
Combined Company adjusted EBITDA reflects the estimated synergies of  $27 million of projected Combined Company G&A expenses by the first full year following the completion of the Merger (which is assumed to completed in the first half of 2018 for purposes of calculating the estimated synergies), which increase by 1.5% per annum thereafter.

(4)
Combined Company unlevered free cash flow means Combined Company adjusted EBITDA as described above, plus proceeds from vessel sales/other tangible assets and dividends received from joint venture and less changes in working capital, drydock capital expenditures and capital expenditures for newbuild vessels.

The following table sets forth the calculations used in determining projections of the Combined Company’s adjusted EBITDA.
	Year Ending December 31,
	2018P	2019P	2020P	2021P	2022P
	(U.S. Dollars in millions)
Combined Company adjusted EBITDA before Synergies	390	567	641	634	627
Synergies and cost to achieve	(1)	27	27	28	28
Combined Company adjusted EBITDA	389	594	668	662	655
The following table sets forth the calculations used in determining projections of the Combined Company’s unlevered free cash flow.
	Year Ending December 31,
	2018P	2019P	2020P	2021P	2022P
	(U.S. Dollars in millions, unless stated)
Combined Company adjusted EBITDA	389	594	668	662	655
Less: Change in working capital	3	1	—	—	—
Less: Drydock capital expenditures	(21)	(7)	(34)	(45)	(36)
Proceeds from vessel sales	106	—	—	—	—
Newbuild capital expenditures	(197)	—	—	—	—
Plus: Distributions received from equity accounted investees	48	37	35	34	42
Combined Company unlevered free cash flow	328	624	670	650	661
Each of Combined Company total revenue, Combined Company adjusted EBITDA and Combined Company unlevered free cash flow, as presented above in the Combined Company projections (as defined below), is a non-IFRS financial measure. Non-IFRS financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with IFRS. Gener8 prepared the total revenue and adjusted EBITDA information and the assumptions underlying the unlevered free cash flow information as part of its evaluation of the Merger, and not for external disclosure, using methodologies than may be different than the methodologies used by other companies. Gener8 does not provide a reconciliation of Combined Company total revenue, Combined Company adjusted EBITDA and Combined Company unlevered free cash flow to comparable IFRS financial measures because it is unable to reasonably predict certain items contained in the IFRS measures, including non-recurring and infrequent items that are not indicative of the Combined Company’s ongoing operations.
Board of Directors and Management of Euronav after the Merger
After the Merger, members of Euronav board of directors and executive management will continue to serve in such positions of the Combined Company. For information about Euronav’s board of directors and Executive Management, please see Section “Information About Euronav — Fleet Management.” In addition, Euronav has agreed, pursuant to the Merger Agreement, to take all actions necessary so that Mr. Steven Smith (a current director of Gener8) (or if Mr. Smith is unavailable, then such other person designated by the Gener8 Transaction Committee who is reasonably satisfactory to Euronav, which acceptance shall not be unreasonably withheld) will, upon recommendation by Euronav’s corporate governance and nomination committee, be proposed for election to serve on Euronav’s board of directors at the next regularly scheduled annual meeting of Euronav’s shareholders. For information on Mr. Smith as director nominee, see section “Information About the Combined Company — Board of Directors and Executive Management.”
Interests of Gener8’s Directors and Executive Officers in the Merger
Certain of the members of the Gener8 board of directors and certain of Gener8’s executive officers have financial interests in the Merger that are in addition to, and/or different from, the interests of holders of Gener8 common shares. The members of the Gener8 Transaction Committee and board of directors were aware of these additional and/or differing interests and potential conflicts and considered them, among other matters, in evaluating, negotiating and approving the Merger Agreement. Interests of directors and executive officers that may differ from or be in addition to the interests of the Gener8 shareholders include the following:
Gener8 Employment Agreements
In June 2015, Gener8 (i) entered into employment agreements with each of Peter Georgiopoulos, Chairman, Chief Executive Officer and a director of Gener8 and Sean Bradley, Manager and Commercial Director of Gener8 Maritime Management LLC, and (ii) amended the employment agreements previously entered into in May 2012 with each of John P. Tavlarios, Chief Operating Officer of Gener8; Leonard J. Vrondissis, Executive Vice President and Chief Financial Officer of Gener8 and Milton H. Gonzales, Manager and Technical Director of Gener8 Maritime Management LLC.
Peter Georgiopoulos
Mr. Georgiopoulos’s employment agreement with the company provides for the following:
•
Base Salary: Not less than $750,000

•
Bonus: An annual discretionary cash bonus based on a target of 150% of base salary upon the attainment of pre-established annual performance goals established by the Gener8 board or any committee thereof after consultation with Mr. Georgiopoulos

•
Restricted Stock Units: A grant of 1,081,379 Gener8 restricted stock units (which was made on June 24, 2015)

•
Termination of Employment: The following payments are due to Mr. Georgiopoulos if he is terminated without “cause” or resigns for “good reason”: (i) any unpaid salary and earned and unpaid bonus, (ii) any accrued vacation and employee benefits, (iii) an amount equal to two times Mr. Georgiopoulos’s then current annual salary, payable over a twelve month period, (iv) an amount equal to two times Mr. Georgiopoulos’s target bonus for the last fiscal year, payable over a twelve month period and (v) continuation of Mr. Georgiopoulos’s health plan for 18 months following such termination or resignation (including any dependents of Mr. Georgiopoulos). If Mr. Georgiopoulos resigns without “good reason” the following payments are due: (a) any unpaid salary and earned and unpaid bonus and (b) any accrued vacation and employee benefits. If

Mr. Georgiopoulos is terminated for “cause” the following payments are due: (1) any unpaid salary and (2) any accrued vacation and employee benefits. Any payments due to Mr. Georgiopoulos cease in the event of any material willful violation by him of the non-competition or other restrictive covenants described below. In the event Mr. Georgiopoulos is terminated by Gener8 as a result of the completion of the Merger, such termination would constitute a termination without “cause” under his employment agreement. As a result, Mr. Georgiopoulos will be entitled to receive the amounts described in (i) – (v) above.
•
Restrictive Covenants: Mr. Georgiopoulos is (i) prohibited from engaging in competitive activities involving the international maritime transportation of crude oil or refined products derived from crude oil (excluding bunkering operations) for 12 months after the termination of his employment, (ii) subject to an indefinite confidentiality obligation, (iii) prohibited from (x) soliciting or interfering with customers, vendors and employees of Gener8 and (y) disparaging Gener8 or its officers, directors, employees, shareholders agents or products, in each case for 12 months after termination and (iv) obligated to cooperate with Gener8 for two years after his termination with regard to matters to which he has direct knowledge as a result of his employment with Gener8.

•
Release: Certain amounts payable, and certain benefits and other rights of Mr. Georgiopoulos under the employment agreement are subject to his delivery and non-revocation of a general release.

•
Code Section 280G: If any payments or benefits constitute parachute payments, Mr. Georgiopoulos will be entitled to receive either (i) the full amount of the such payments and benefits or (ii) a portion thereof having a value equal to $1 less than 3x his “base amount” (as defined in Section 280G of the Code), whichever results in the receipt by him of the greatest portion of such payments and benefits on an after-tax basis.

John P. Tavlarios
•
Base Salary: Not less than $550,000

•
Bonus: An annual discretionary cash bonus based on a target of 100% of base salary upon the attainment of pre-established annual performance goals established by the Gener8 board or any committee thereof after consultation with Mr. Tavlarios.

•
Termination of Employment: The following payments are due to Mr. Tavlarios if he is terminated without “cause” or resigns for “good reason”: (i) any unpaid salary and earned and unpaid bonus, (ii) any accrued vacation and employee benefits, (iii) an amount equal to 1.5 times Mr. Tavlarios’s then current annual salary, payable over an eighteen-month period, provided that if Mr. Tavlarios is terminated within 60 days prior to or 6 months following a change in control, an amount equal to two times Mr. Tavlarios’s then current annual salary is payable over a two-year period and (iv) continuation of Mr. Tavlarios’s health plan (including any dependents of Mr. Tavlarios). The Merger constitutes a change in control for purposes of clause (iii) above, accordingly, Mr. Tavlarios would be entitled to the additional six-months’ severance pay if terminated within 60 days prior to or 6 months following the Merger. Any payments due to Mr. Tavlarios cease in the event of any material willful violation by him of the non-competition or other restrictive covenants described below.

•
Restrictive Covenants: Mr. Tavlarios is (i) prohibited from engaging in competitive activities involving the international or domestic maritime transport of petroleum or petroleum-based products, including but not limited to crude oil and refined petroleum products for eighteen months after the termination of his employment, provided that in the event Mr. Tavlarios is entitled to additional severance due to termination in connection with a change in control, the restriction terminates after twelve months, (ii) subject to an indefinite confidentiality obligation, (iii) prohibited from (x) soliciting customers of Gener8 for six months following termination and (y) soliciting Gener8’s employees and interfering with Gener8’s vendors for twelve months following termination, (iv) prohibited from disparaging Gener8 or its officers, directors, employees, shareholders agents or products for twelve months after termination and (v) obligated to cooperate with Gener8 indefinitely after his termination with regard to matters to which he has direct knowledge as a result of his employment with Gener8.
•
Release: Certain amounts payable, and certain benefits and other rights of Mr. Tavlarios under the employment agreement are subject to his delivery and non-revocation of a general release.

•
Code Section 280G: If any payments or benefits constitute parachute payments, Mr. Tavlarios will be entitled to receive either (i) the full amount of the such payments and benefits or (ii) a portion thereof having a value equal to $1 less than 3x his “base amount” (as defined in Section 280G of the Code), whichever results in the receipt by him of the greatest portion of such payments and benefits on an after-tax basis.

Leonard J. Vrondissis
•
Base Salary: Not less than $425,000

•
Bonus: An annual discretionary cash bonus based on a target of 100% of base salary upon the attainment of pre-established annual performance goals established by the Gener8 board or any committee thereof after consultation with Mr. Vrondissis.

•
Termination of Employment: The following payments are due to Mr. Vrondissis if he is terminated without “cause” or resigns for “good reason”: (i) any unpaid salary and earned and unpaid bonus, (ii) any accrued vacation and employee benefits, (iii) an amount equal to Mr. Vrondissis’s then current annual salary, payable over a twelve month period, and (iv) continuation of Mr. Vrondissis’s health plan for 12 months following such termination or resignation (including any dependents of Mr. Vrondissis). If Mr. Vrondissis resigns without “good reason” the following payments are due: (a) any unpaid salary and earned and unpaid bonus and (b) any accrued vacation and employee benefits. If Mr. Vrondissis is terminated for “cause” the following payments are due: (1) any unpaid salary and (2) any accrued vacation and employee benefits. Any payments due to Mr. Vrondissis cease in the event of any material willful violation by him of the non-competition or other restrictive covenants described below. In the event Mr. Vrondissis is terminated by Gener8 as a result of the completion of the Merger, such termination would constitute a termination without “cause” under his employment agreement. As a result, Mr. Vrondissis will be entitled to receive the amounts described in (i)-(iv) above

•
Restrictive Covenants: Mr. Vrondissis is (i) prohibited from engaging in competitive activities involving the international or domestic maritime transport of petroleum or petroleum-based products, including but not limited to crude oil and refined petroleum products for 6 months after the termination of his employment, (ii) subject to an indefinite confidentiality obligation, (iii) prohibited from (x) soliciting or interfering with customers, vendors and employees of Gener8 and (y) disparaging Gener8 or its officers, directors, employees, shareholders agents or products, in each case for six months after termination and (iv) obligated to cooperate with Gener8 indefinitely after his termination with regard to matters to which he has direct knowledge as a result of his employment with Gener8.

•
Release: Certain amounts payable, and certain benefits and other rights of Mr. Vrondissis under the employment agreement are subject to his delivery and non-revocation of a general release.

•
Code Section 280G: If any payments or benefits constitute parachute payments, Mr. Vrondissis will be entitled to receive either (i) the full amount of the such payments and benefits or (ii) a portion thereof having a value equal to $1 less than 3x his “base amount” (as defined in Section 280G of the Code), whichever results in the receipt by him of the greatest portion of such payments and benefits on an after-tax basis.

Milton H. Gonzales and Sean Bradley
•
Base Salary: Not less than $275,000

•
Bonus: An annual discretionary cash bonus based on a target of 100% of base salary upon the attainment of pre-established annual performance goals established by the Gener8 board or any committee thereof after consultation with the applicable executive.

•
Termination of Employment: The following payments are due to the applicable executive if such executive is terminated without “cause” or resigns for “good reason”: (i) any unpaid salary and earned and unpaid bonus, (ii) any accrued vacation and employee benefits, (iii) an amount equal to such executive’s then current annual salary, payable over a twelve month period, and (iv) continuation of such executive’s health plan for 12 months following such termination or resignation (including any dependents of such executive). If the applicable executive resigns without “good reason” the following payments are due: (a) any unpaid salary and earned and unpaid bonus and (b) any accrued vacation and employee benefits. If the applicable executive is terminated for “cause” the following payments are due: (1) any unpaid salary and (2) any accrued vacation and employee benefits. Any payments due to the applicable executive cease in the event of any material willful violation by him of the non-competition or other restrictive covenants described below. In the event the applicable executive is terminated by Gener8 as a result of the completion of the Merger, such termination would constitute a termination without “cause” under the executive’s employment agreement. As a result, such executive will be entitled to receive the amounts described in (i) — (iv) above.

•
Restrictive Covenants: Each executive is (i) prohibited from engaging in competitive activities involving the international or domestic maritime transport of petroleum or petroleum-based products, including but not limited to crude oil and refined petroleum products for 6 months after the termination of his employment, (ii) subject to an indefinite confidentiality obligation, (iii) prohibited from (x) soliciting customers of Gener8 for six months following termination and (y) soliciting Gener8’s employees and interfering with Gener8’s vendors for twelve months following termination, (iv) prohibited from disparaging Gener8 or its officers, directors, employees, shareholders agents or products for twelve months after termination and (v) obligated to cooperate with Gener8 indefinitely after his termination with regard to matters to which he has direct knowledge as a result of his employment with Gener8.

•
Release: Certain amounts payable, and certain benefits and other rights of each executive under the applicable employment agreement are subject to the executive’s delivery and non-revocation of a general release.

•
Code Section 280G: If any payments or benefits constitute parachute payments, the executive will be entitled to receive either (i) the full amount of the such payments and benefits or (ii) a portion thereof having a value equal to $1 less than 3x his “base amount” (as defined in Section 280G of the Code), whichever results in the receipt by him of the greatest portion of such payments and benefits on an after-tax basis.

Incentive Payments to Gener8’s Executive Officers
The Merger Agreement permits Gener8 to enter into the following compensation arrangements with its directors and officers:
Peter Georgiopoulos, Chairman, Chief Executive Officer and a director of Gener8 is permitted to receive, in addition to any severance payments to which he is entitled under his existing agreements with the Company, a transaction bonus of  $3,250,000 upon closing of the Merger (subject to reduction so that the “present value,” as determined under Section 280G of the Internal Revenue Code, of such payments plus any other “parachute payments” under Section 280G of the Internal Revenue Code will not, in the aggregate, exceed one dollar less than three times Mr. Georgiopoulos’ “base amount” as defined in Section 280G of the Internal Revenue Code) and a pro rata bonus for 2018 through the date of his termination based on an annualized amount of  $1,125,000. Gener8 is permitted to enter into a consulting services agreement with Mr. Georgiopoulos terminating on the first anniversary of his termination from the Company under which he will receive base compensation of  $750,000 and a bonus of  $1,125,000 minus the pro rata bonus described in the previous sentence. Gener8 is permitted to waive any non-competition provisions in any agreement between the Company and Mr. Georgiopoulos, as of the signing of the Merger Agreement.

Leonard Vrondissis, Executive Vice President and Chief Financial Officer of Gener8 is permitted to receive in addition to any severance payments to which he is entitled under his existing agreements with the Company, a transaction bonus of  $2,500,000 upon closing of the Merger. Gener8 is permitted to enter into a consulting services agreement with Mr. Vrondissis under which he will receive base compensation of $425,000 (annualized) and a bonus equal to the pro rata portion of  $575,000 (annualized). Gener8 is permitted to waive any non-competition provisions in any agreement between the Company and Mr. Vrondissis, as of the closing of the Merger.
Milton Gonzales, Manager and Technical Director of Gener8 Maritime Management LLC is permitted to receive in connection with the Merger a severance payment of  $275,000 in accordance with the terms of his employment agreement with Gener8. In addition, Mr. Gonzales will receive a transaction bonus of  $250,000 and Gener8 has entered into an agreement with Mr. Gonzales waiving any non-competition provisions in any agreement between him and Gener8, upon the closing of the Merger.
John Tavalarios, Chief Operating Officer of the Company, is permitted to receive in connection with the Merger a severance payment of  $1.1 million in accordance with the terms of his employment agreement with Gener8. In addition, Gener8 has entered into an agreement with Mr. Tavlarios waiving any non-competition provisions in any agreement between Gener8 and Mr. Tavalarios, as of the closing of the Merger.
Sean Bradley, Manager and Commercial Director of Gener8 Maritime Management LLC, is permitted to receive in connection with the Merger a payment of  $275,000 in accordance with the terms of his employment agreement with Gener8. In addition, Gener8 has entered into an agreement with Mr. Bradley waiving any non-competition provisions in any agreement between Gener8 and Mr. Bradley, as of the closing of the Merger.
Neither Euronav nor Gener8 have entered into the incentive compensation arrangements described above as of the date of this proxy statement/prospectus.
Indemnification
The Merger Agreement contains provisions relating to indemnification and directors and officers insurance for the directors and officers of Gener8 after the completion of the Merger. See “The Merger — Indemnification and Insurance.”
Euronav Board of Directors
Euronav has agreed to take all actions necessary so that Mr. Steven Smith (a current director Gener8) (or if Mr. Smith is unavailable, then such other person designated by the Gener8 Transaction Committee who is reasonably satisfactory to Euronav, which acceptance shall not be unreasonably withheld) will, upon recommendation by Euronav’s corporate governance and nomination committee be proposed for election to serve on the board of directors of Euronav at the next regularly scheduled annual meeting of Euronav shareholders.
Ownership of Gener8 Common Shares by Gener8’s Directors and Executive Officers
Certain of Gener8’s directors and executive officers are beneficial owners of Gener8 common shares and will receive consideration pursuant to the Merger Agreement, including Merger Consideration based on the Exchange Ratio. See “Beneficial Ownership of Gener8 Common Shares.”
Treatment of Gener8 Share Options and Restricted Stock Units held by Gener8’s Directors and Executive Officers
The Merger Agreement provides for the termination and cancellation of Gener8 restricted stock units and Gener8 share options, which were previously granted to certain Gener8 directors and executive officers, in exchange for the right to receive certain consideration, including the Merger Consideration based on the Exchange Ratio. See “The Merger Agreement — Effect on Gener8 Share Options” and “The Merger Agreement — Effect on Gener8 Restricted Stock Units.’’

Gener8 Pools and Management Agreements
Gener8’s fleet is contracted to operate in various tanker pools managed by entities related to the Navig8 Group, with which Mr. Busch is affiliated.
Avenue Capital Investments
Mr. Ilany is associated with and an employee of Avenue Capital Group, which had an investment in Euronav. Effective as of March 12, 2018, Mr. Ilany resigned as a director of Gener8.
BlueMountain Capital Management
Ethan Auerbach was previously associated with and an employee of BlueMountain Capital Management, LLC, or BlueMountain, which (i) had an investment in Gener8’s senior unsecured notes due 2020 (ii) had, and may in the future have, discussions with Company A regarding potential vessel sales, (iii) had an investment interest in Company B and (iii) is an investor and has an interest in Company C. Additionally, a member of Company B’s board of directors is affiliated and/or associated with BlueMountain. The Gener8 board also considered that Mr. Auerbach no longer performed any services for or had any control over BlueMountain, its funds or its investments, that BlueMountain’s investments in Gener8’s senior unsecured notes due 2020 constituted a de minimis percentage of BlueMountain’s total assets under management and that Mr. Auerbach’s interests in BlueMountain were limited to passive pecuniary equity and limited partnership interests. After considering these factors, the Gener8 board appointed Mr. Auerbach to the Gener8 Transaction Committee. The Gener8 Transaction Committee subsequently reviewed the disinterestedness of its members and concluded that none of these individuals had any material conflicts of interest.
Listing of Euronav’s ordinary shares and Delisting of Gener8’s common shares
It is a condition to the completion of the Merger that the Euronav ordinary shares issued pursuant to the Merger Agreement are approved for listing on the NYSE. In addition, Euronav intends to complete the listing of ordinary shares to be issued pursuant to the Merger Agreement on Euronext concurrently with the listing on the NYSE. In connection with the Merger, Gener8 common shares will cease to be listed on the NYSE.
Accounting Treatment
The combination of Euronav and Gener8 will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, “Business Combinations”, with Euronav determined as the accounting acquirer under this guidance. The factors that were considered in determining that Euronav should be treated as the accounting acquirer in the Merger were the relative voting rights in the Combined Company, the composition of the board of directors in the Combined Company, the relative sizes of Euronav and Gener8 and the composition of senior management of the Combined Company. The relative sizes of Euronav and Gener8 were also considered to be factors that supported that conclusion that Euronav is the accounting acquirer. Total assets of Euronav and Gener8 at December 31, 2017 were approximately $2.8 billion and $2.6 billion, respectively. It should also be noted that the carrying value of Euronav’s and Gener8’s equity at December 31, 2017 was approximately $1.8 billion and $1.3 billion, respectively.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement, including the effects of those provisions. While Euronav and Gener8 believe that this description covers the material terms of the Merger Agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Merger Agreement, which is included as Annex A to, and is incorporated by reference in, this proxy statement/prospectus. We urge you to read the Merger Agreement carefully and in its entirety. In the event of any discrepancy between the terms of the Merger Agreement and the following summary, the Merger Agreement shall prevail.
Explanatory Note Regarding the Merger Agreement
The Merger Agreement has been included in this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Euronav, Gener8 or Merger Sub and their respective affiliates. The Merger Agreement contains representations and warranties by Euronav and Merger Sub, on the one hand, and by Gener8, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters delivered by each party in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between Euronav and Merger Sub, on the one hand, and Gener8, on the other hand. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about Euronav, Merger Sub or Gener8 at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Euronav’s or Gener8’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, Euronav, Gener8, their respective affiliates and their respective businesses incorporated by reference herein, as well as in the Form 20-F, Forms 6-K and other filings that Euronav makes with the SEC and the Form 10-K, Forms 8-K and other filings that Gener8 makes with the SEC.
The Merger
Upon the terms and subject to the conditions of the Merger Agreement Merger Sub will be merged with and into Gener8. Following the Merger, the separate existence of Merger Sub will cease and Gener8 will continue its corporate existence under the BCA as the as the Surviving Corporation and will be a direct wholly-owned subsidiary of Euronav.
At the Effective Time: (i) each Gener8 common share (excluding the Specified Gener8 Shares) will be converted into one share of the Surviving Corporation’s common stock for each share of Gener8 common stock and such Surviving Corporation common stock will be delivered to the Exchange Agent, acting on behalf of and for the account and benefit of the former holders of Gener8 shares, (ii) the Surviving Corporation Shares so issued will be exchanged by the Exchange Agent for the aggregate Merger Consideration and each holder of Gener8’s common stock will have the right to receive the Exchange Ratio, (iii) any Specified Gener8 Shares will be canceled and no Merger Consideration or other consideration will be delivered for those canceled shares; and (iv) each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation.
Effect on Gener8 Share Options
At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Gener8 share options, each then outstanding Gener8 share option (whether or not then vested and exercisable) will terminate and be canceled in exchange for the right to receive the Option Consideration, less any applicable withholding taxes. If the exercise price applicable to the Gener8 common shares subject to such Gener8 share option is equal to or greater than the Transaction Value Per Share, such Gener8 share option will terminate and be canceled in exchange for no consideration. As of the closing of the Merger, each holder of a Gener8 share option will cease to have any rights with respect thereto, except the right to receive the Option Consideration related to such Gener8 share option pursuant to the Merger Agreement. The following table shows for each executive officer (i) the number of Gener8 shares subject to options held by such executive officer as of the date of this proxy statement/prospectus and (ii) the estimated value of such Gener8 options.
Name of Executive Officer	Number of Gener8 shares subject to options	Estimated value(1)
Peter C. Georgiopoulos	500,000	$—
Leonard J. Vrondissis	25,000	$—

(1)
Estimated value to be calculated by reference to the Option Consideration.

“Option Consideration” means, with respect to each Gener8 share option issued and outstanding immediately prior to the Closing Date, an amount of cash equal to the product of  (i) the number of Gener8 common shares subject to such Gener8 share option immediately prior to the Closing Date, and (ii) the excess, if any, of the Transaction Value Per Share over the exercise price applicable to such Gener8 common shares subject to such Gener8 share option.
“Transaction Value Per Share” means the product of  (i) the closing price per Euronav share on the NYSE on the last trading day prior to the Effective Time and (ii) an amount equal to (a) the aggregate Merger Consideration of 60,815,764 Euronav shares divided by (b) the aggregate number of Gener8 common shares, without duplication, issued and outstanding immediately prior to the Effective Time or subject to Gener8 restricted stock units issued and outstanding immediately prior to the Effective Time (excluding the Specified Gener8 Shares).
Effect on Gener8 Restricted Stock Units
Certain executive officers of Gener8 received grants of restricted stock units which will be subject to accelerated vesting upon the completion of the Merger. Certain Gener8 directors have received grants of restricted stock units which will vest at the earliest of  (i) the time of the next annual meeting of Gener8’s shareholders, (ii) thirty days after the first anniversary of the grant of the restricted stock units or (iii) the completion of the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Gener8 restricted stock units, each then outstanding Gener8 restricted stock unit will become fully vested and will terminate and be canceled in exchange for the right to receive the Merger Consideration based on the Exchange Ratio, less any applicable withholding taxes. At the Effective Time, each holder of a restricted stock unit will cease to have any rights with respect thereto, except the right to receive the Merger Consideration based on the Exchange Ratio. The following table shows for each executive officer and director (i) the number of Gener8 shares subject to restricted stock units held by such executive officer or director as of the date of this proxy statement/prospectus and (ii) the estimated value of such Gener8 restricted stock units.
Name of Executive Officer or Director	Number of Gener8 shares subject to restricted stock units	Estimated value(1)
Peter C. Georgiopoulos (Executive Officer and Director)	216,276	$
Leonard J. Vrondissis (Executive Officer)	41,591	$
John P. Tavlarios (Executive Officer)	26,618	$
Milton H. Gonzales Jr. (Executive Officer)	16,636	$
Sean Bradley (Executive Officer)	16,636	$
Nicolas Busch (Director)(2)	11,214	$
Adam Pierce (Director)(2)	11,214	$
Ethan Auerbach (Director)(2)	11,214	$
Roger Schmitz (Director)(2)	11,214	$

(1)
Estimated value to be calculated by multiplying the Exchange Ratio by closing price per Euronav share on the NYSE on the last trading day prior to the Effective Time.

(2)
RSUs will vest on the earlier to occur of  (i) the closing of the Merger, (ii) the next regularly scheduled annual meeting of Gener8 shareholders, and (iii) thirty days after May 16, 2018.

Withholding
The Exchange Agent, the Surviving Corporation and Euronav shall be entitled to deduct and withhold from any consideration otherwise payable under the Merger Agreement to any person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or any provision of applicable state, local or foreign tax law and shall timely pay such withholding amount to the appropriate governmental authority. If the Exchange Agent, the Surviving Corporation or Euronav, as the case may be, so withholds amounts, to the extent timely remitted to the appropriate governmental authority, such amounts shall be treated for all purposes of the Merger Agreement as having been paid to such person in respect of which the Exchange Agent, the Surviving Corporation or Euronav, as the case may be, made such deduction and withholding.
Effective Time of the Merger; Closing
The Closing shall take place: (i) in New York City at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 and at the Belgian notary public’s office of Mr. Patrick Van Ooteghem, Cauwerburg 5, 9140 Temse, Belgium, as soon as possible, but in any event no later than the date that is five (5) business days after the date the conditions to the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions; or (ii) at such other place, at such other time or on such other date as Euronav and Gener8 may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, and immediately following the filing of the Articles of Merger (as set forth below), Gener8 and Euronav will execute the notarial deed to be enacted by a Belgian notary public with respect to the capital increase within the framework of the authorized capital resulting from the Contribution in Kind (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A) by the Gener8 shareholders, represented by the Exchange Agent of the shares of the Surviving Corporation, before such Belgian notary public.
In order to accomplish the exchange, Euronav and Gener8 will enter into an agreement with the Exchange Agent which shall authorize the Exchange Agent to act in the name of and on behalf of and for the account and benefit of Gener8’s former shareholders, with the right of sub-delegation, to contribute the Surviving Corporation Shares to Euronav and accept in the name and on behalf of and for the account and benefit of Gener8’s former shareholders for such contribution, the aggregate Merger Consideration. Immediately following the Effective Time of the Merger, and pursuant to the provisions of the Belgian Companies Code, the Exchange Agent (acting as agent and solely in the name and on behalf of and for the account and benefit of the Contributing Gener8 Shareholders) shall contribute to Euronav, all of the issued and outstanding shares of the Surviving Corporation that were received by the Exchange Agent pursuant to Merger, as a Contribution in Kind and, in consideration of this Contribution in Kind, Euronav will issue and deliver to the Exchange Agent (solely in the name and on behalf of and for the account and benefit of the Contributing Gener8 Shareholders) the Merger Consideration for delivery to the Contributing Gener8 Shareholders.
At the Closing, Gener8 and Merger Sub shall cause to be filed Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and make all other filings or recordings required by the BCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands (or at such later time as may be mutually agreed upon by Euronav, Merger Sub and Gener8 and specified in the Articles of Merger in accordance with the BCA) (the time the Merger becomes effective, being the “Effective Time,” as used throughout this proxy statement/prospectus).
At the Effective Time, by virtue of the Merger, the articles of incorporation of Gener8, as in effect immediately prior to the Effective Time and as amended as set forth in, and substantially in the form of, Exhibit A of the Merger Agreement, which is included in this proxy statement/prospectus as Annex A, will become the articles of incorporation of the Surviving Corporation upon their filing with the Registrar or

Deputy Registrar of Corporations of the Republic of the Marshall Islands. The bylaws of Merger Sub, as in effect prior to the Effective time, will be the bylaws of the Surviving Corporation, which will be renamed Euronav MI II. Article K of the Surviving Corporation’s articles of incorporation specifies the role of the Exchange Agent as acting as agent for the Merger and, among other things, acting as agent solely in the name and on behalf of and for the account and benefit of the Contributing Gener8 Shareholders, with the right of sub-delegation, pursuant to the provisions of the Belgian Companies Code for the purpose of facilitating the execution and implementation of the Contribution in Kind, including but not limited to representing the Contributing Gener8 Shareholders at the Closing (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A), contributing the Surviving Corporation (as such term is defined in the Merger Agreement which is attached to this proxy statement/prospectus as Annex A) to Euronav by way of a Contribution In Kind and delivering the Merger Consideration to such Contributing Gener8 Shareholders.
Representations and Warranties
Gener8 made representations and warranties generally qualified by, among other things, filings by Gener8 with the SEC since January 1, 2017 that are publicly available during the period beginning on the date the Merger Agreement as signed and a confidential disclosure letter containing non-public information. Some of these representations and warranties were made as of specified dates. The representations and warranties made by Gener8, relate to, among other things:
•
organization, qualification and good standing;

•
power and authorization to enter into the Merger Agreement and the transactions contemplated thereby;

•
the enforceability of the Merger Agreement;

•
consents required by governmental authorities;

•
the absence of breaches, violations or conflicts with, or any consents required by, the governing documents of Gener8, applicable laws or orders, or certain material contracts of Gener8 as a result of entering into the Merger Agreement and consummating the transactions contemplated thereby and the performance of their obligations thereunder;

•
the consummation of the Merger Agreement and the transactions contemplated thereby will not result in the loss of, or creation or imposition of any lien other than certain permitted liens, on any asset of Gener8;

•
capitalization, including preferred stock, stock options and restricted stock units;

•
subsidiaries of Gener8;

•
SEC filings of Gener8;

•
outstanding indebtedness of Gener8 for borrowed money and cash and cash equivalents;

•
delivery of, and compliance with GAAP in the creation of, certain of Gener8’s financial statements;

•
certain disclosure documents of Gener8 required to be provided in connection with the Registration Statement (as defined below), the Proxy Statement (as defined below) or other disclosure requirements;

•
compliance with tax requirements;

•
compliance with laws, orders and permits;

•
absence of certain changes of Gener8 since the date of Gener8’s last audited balance sheet;

•
the absence of undisclosed liabilities of Gener8;

•
ownership, classification and proper title of vessels, tangible personal assets and other property;

•
leases for real property by Gener8 and its subsidiaries;

•
compliance with all maritime guidelines and laws;

•
material contracts, agreements and instruments, and the performance of obligations and absence of any material default thereunder;

•
the absence of pending or threatened litigation;

•
employee benefits;

•
compliance with employment and labor laws;

•
environmental matters;

•
insurance matters;

•
receipt of an opinion from the financial advisor UBS;

•
absence of investment banker, broker or other intermediary fees;

•
takeover statutes;

•
interested party transactions; and

•
certain business practices and matters relating to anti-corruption laws.

Many of Gener8’s representations and warranties are qualified by the absence of a “material adverse effect” which means, for purposes of the Merger Agreement, when used with respect to Gener8, any change effect, event, occurrence, or development that, individually or in the aggregate with all such other changes, events, occurrences or developments, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including its owned and leased vessels) and liabilities (taken as a whole) or results of operations of Gener8 and its subsidiaries, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a “material adverse effect”: (A) changes or proposed changes in applicable law, GAAP or IFRS, or authoritative interpretations thereof, in each case, after the date of the Merger Agreement, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which Gener8 and its subsidiaries operate, (D) acts of war, sabotage or terrorism, or any escalation or worsening of the foregoing, or natural disasters, (E) the execution or performance of the Merger Agreement or the announcement or consummation of the transactions contemplated thereby (with certain exceptions) (F) any failure by Gener8 and its subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (provided that the underlying cause of any such failure may be taken into account in determining whether there has been a “material adverse effect”), (G) the taking of any action required or permitted by, or the failure to take any action prohibited by the Merger Agreement (with certain exceptions), or (H) the Specified Approvals having not been obtained at the Closing; provided, that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect Gener8 and its subsidiaries, taken as a whole, relative to other entities operating in the oil tanker shipping industry, or (ii) has or would reasonably be expected to materially impair the ability of Gener8 to perform its obligations under the Merger Agreement or materially delay the consummation of the transactions contemplated thereby.
Euronav and Merger Sub made representations and warranties generally qualified by, among other things filings by Euronav with the SEC since January 1, 2017 that are publicly available during the period beginning on the date the Merger Agreement was signed and a confidential disclosure letter containing non-public information. Some of these representations and warranties were made as of specified dates. The representations and warranties made by Euronav and Merger Sub relate to, among other things:
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organization, qualification and good standing;

•
power and authorization to enter into the Merger Agreement and the transactions contemplated thereby;

•
the enforceability of the Merger Agreement;

•
consents required by governmental authorities;

•
the absence of breaches, violations or conflicts with, or any consents required by, the governing documents of Euronav and Merger Sub, applicable laws or orders, or certain material contracts of Euronav and Merger Sub as a result of entering into the Merger Agreement and consummating the transactions contemplated thereby and the performance of their obligations thereunder;

•
the consummation of the Merger Agreement and the transactions contemplated thereby will not result in the loss of, or creation or imposition of any lien other than certain permitted liens, on any asset of Euronav and Merger Sub;

•
capitalization, including preferred stock, stock options and restricted stock units;

•
subsidiaries of Euronav;

•
SEC filings of Euronav;

•
delivery of, and compliance with IFRS in the creation of, certain of Euronav’s financial statements;

•
certain disclosure documents of Euronav and its subsidiaries required to be provided in connection with the Registration Statement, the Proxy Statement or other disclosure requirements;

•
compliance with tax requirements;

•
compliance with laws, orders and permits;

•
absence of certain changes of Euronav and its subsidiaries since the date of Euronav’s last audited statement of financial position;

•
the absence of undisclosed liabilities of Euronav and any of its subsidiaries;

•
ownership, classification and proper title of vessels;

•
leases for real property by Euronav and its subsidiaries;

•
compliance with all maritime guidelines and laws;

•
material contracts, agreements and instruments, and the performance of obligations and absence of any material default thereunder;

•
the absence of pending or threatened litigation;

•
employee benefits;

•
compliance with employment and labor laws;

•
environmental matters;

•
insurance matters;

•
the absence of investment banker, broker or other intermediary fees;

•
exemption from takeover statutes;

•
operations of Merger Sub;

•
interested party transactions; and

•
certain business practices and matters relating to anti-corruption laws.

Many of Euronav’s representations and warranties are qualified by the absence of a “material adverse effect” which means, for purposes of the Merger Agreement, when used with respect to Euronav, any change, effect, event, occurrence, or development that, individually or in the aggregate with all such other changes, events, occurrences or developments, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business assets (including vessels owned or leased by Euronav) and liabilities (taken as a whole) or results of operations of Euronav and its subsidiaries taken as a whole;

provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a “material adverse effect”: (A) changes or proposed changes in applicable law, GAAP or international financial reporting standards adopted by the International Accounting Standards Board from time to time, or authoritative interpretation thereof, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which Euronav and its subsidiaries operate, (D) acts of war, sabotage, terrorism, or any escalation or worsening of the foregoing, or natural disasters, (E) the execution or performance of the Merger Agreement or the announcement or consummation of the transactions contemplated thereby (with certain exceptions), (F) any failure by Euronav and its subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (provided that the underlying cause of any such failure may be taken into account in determining whether there has been a “material adverse effect”), or (G) the taking of any action required or permitted by, or the failure to take any specific action prohibited by the Merger Agreement (with certain exceptions); provided, that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect Euronav and its subsidiaries, taken as a whole, relative to other entities operating in the oil tanker shipping industry, or (ii) has or would reasonably be expected to materially impair the ability of Euronav to perform its obligations under the Merger Agreement or materially delay the ability of Euronav to consummate the Transactions.
Conduct of Gener8 Pending the Merger
Under the Merger Agreement, Gener8 has agreed that, except, among other things, as expressly required by the Merger Agreement, as required by applicable law or order or with Euronav’s prior written consent, during the period from the date of the Merger Agreement until the Closing, Gener8 shall, and shall cause each of its subsidiaries to, carry on its business in the ordinary course and in a manner consistent with past practice in all material respects and use reasonable best efforts to:
•
preserve intact its present business organization, goodwill and assets;

•
maintain in effect all governmental authorizations required to carry on its business as being conducted as of the date of the Merger Agreement;

•
keep available the services of its present officers and other employees (provided that it shall not be obligated to increase the compensation of, or make any other payments or grant any concessions to, such officers and employees); and

•
preserve its present relationships with material customers, suppliers and other persons or entities with which it has a business relationship (provided that it shall not be obligated to make any payments or grant any concessions to such persons other than payments in the ordinary course consistent with past practice).

Until the Closing, Gener8 has also agreed to comply with a series of customary negative covenants (subject to certain exceptions), agreeing not to take the following actions unless otherwise set forth in Gener8’s disclosure letter, expressly required by the Merger Agreement, as required by applicable law or with Euronav’s prior written consent:
•
amend its articles of incorporation, bylaws or other comparable charter or organizational documents;

•
(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any Gener8 common shares, other than from a wholly-owned subsidiary to its parent, (B) split, combine or reclassify any Gener8 common shares, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any Gener8 common shares, (D) purchase, redeem or otherwise acquire any Gener8 common shares, or (E) amend, modify or change any term of, or take any action that would result in a default under, any indebtedness of Gener8 or any of its subsidiaries;

•
(A) issue, sell, pledge or transfer any Gener8 common shares, or (B) amend any term of any security issued by Gener8 or any of its subsidiaries;

•
accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

•
incur more than $200,000 of capital expenditures in the aggregate in excess of amounts budgeted for by Gener8 or its subsidiaries, other than capital expenditures relating to the maintenance of the vessels owned or leased by Gener8 in the ordinary course of business consistent with past practice;

•
acquire or commit to acquire (A) all or any substantial portion of a business or person or division thereof  (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of  $200,000 in the aggregate, except (1) acquisitions by Gener8 or any of its wholly-owned subsidiaries of or from an existing wholly-owned subsidiary of Gener8, (2) acquisitions of assets, materials and supplies in the ordinary course of business consistent with past practice, (3) the purchase of bunkers in the ordinary course of business, or (4) pursuant to contracts for newbuildings in effect on the date of this Agreement;

•
enter into any contract that, if in existence on the date hereof, would be a material contract or qualify as an interested party transaction, or amend, modify, extend or terminate any material contract or interested party transaction (other than the expiration of any such contract in accordance with its terms, and the termination of any such contract in connection with any breach by the applicable counterparty);

•
sell, lease, license, transfer, or subject to any lien, any of its assets or properties except (A) sales of used equipment in the ordinary course of business consistent with past practice, and (B) certain permitted liens;

•
adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or recapitalization of Gener8 or any of its subsidiaries, or enter into any agreement with respect to the voting of their capital stock;

•
except as required pursuant to the terms of any company benefit plan existing as of the date hereof or to the extent required under applicable law, (A) grant to any director, officer, employee or consultant of Gener8 or any of its subsidiaries any increase or enhancement in compensation, bonus or other benefits, (B) grant to any director, officer or employee of Gener8 or any of its subsidiaries any right to receive severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits or (C) adopt, enter into or amend or commit to adopt, enter into or amend any company benefit plan except for amendments required under applicable law;

•
except as required by GAAP (or any interpretation thereof) or a governmental authority, make any change in any method of accounting principles, method or practices;

•
(A) incur or issue any indebtedness (other than accrual of interests, drawdowns, premiums, penalties, fees, expenses and breakage costs under any material contracts existing as of the date hereof), (B) make any loans, advances or capital contributions to, or investments in, any other person (including in connection with any pool in which a vessel owned or leased by Gener8 is entered), other than to Gener8 or any of its subsidiaries or (C) repay or satisfy any Indebtedness (other than scheduled payments of indebtedness when due);

•
change any material method of tax accounting, make or change any material tax election, file any material amended return (except as required by applicable law), settle or compromise any material tax liability, enter into any closing agreement with respect to any material amount of taxes, surrender any right to claim a material tax refund or offset or otherwise reduce a material tax liability or take into account on any tax return required to be filed prior to the Closing any adjustment or benefit arising from the transactions contemplated by the Merger Agreement;

•
institute or settle any action, suit, litigation, investigation or proceeding (other than actions, suits, litigations, investigations or proceedings where Euronav is adverse to Gener8) pending or threatened before any arbitrator, court or other governmental authority, in each case in excess of $100,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on Gener8 or its subsidiaries;

•
disclose, or consent to the disclosure of, any trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice;

•
waive, release or assign any claims or rights having a value in excess of  $100,000;

•
fail to use commercially reasonable efforts to cause the current material insurance (or re-insurance) policies maintained by Gener8 or any of its subsidiaries, including directors’ and officers’ insurance, not to be canceled or terminated or any of the coverage thereunder to lapse, unless, simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect;

•
directly or indirectly (A) purchase or construct any vessel or enter into any contract for the purchase or construction of any vessel, (B) sell or otherwise dispose of any vessel owned or leased by Gener8 or enter into any contract for the sale or disposal of any vessel owned or leased by Gener8, (C) to the extent that Gener8 shall have the right to consent to such action under the terms of the contracts between Gener8 and the service provider or manager of such vessel, enter into any contract for the bareboat or spot or time charter-out of any vessel owned or leased by Gener8 in excess of sixty (60) calendar days, (D) change any manager of any vessel owned or leased by Gener8, (E) defer scheduled maintenance of any vessel owned or leased by Gener8, or (F) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating Gener8 Vessels; or

•
authorize or enter into a contract to take any of the actions described above.

Conduct of Euronav Pending the Merger
Under the Merger Agreement, Euronav has agreed that, except, among other things, as expressly permitted by the Merger Agreement, as required by applicable law or order or with Gener8’s prior written consent, during the period from the date of the Merger Agreement until the Closing, Euronav shall, and shall cause each of its subsidiaries to, carry on its business in the ordinary course and in a manner consistent with past practice in all material respects and use reasonable best efforts to:
•
preserve intact its present business organization, goodwill and assets;

•
maintain in effect all governmental authorizations required to carry on its business as being conducted as of the date of the Merger Agreement;

•
keep available the services of its present officers and other employees (provided that it shall not be obligated to increase the compensation of, or make any other payments or grant any concessions to, such officers and employees); and

•
preserve its present relationships with material customers, suppliers and other persons or entities with which it has a business relationship (provided, that it shall not be obligated to make any payments or grant any concessions to such persons other than payments in the ordinary course consistent with past practice).

Until the Closing, Euronav has also agreed to comply with a series of negative covenants (subject to certain exceptions), agreeing not to take the following actions unless otherwise set forth in Euronav’s disclosure letter, expressly required by the Merger Agreement, as required by applicable law or with Gener8’s prior written consent:

•
amend its articles of incorporation, bylaws or other comparable charter or organizational documents;

•
(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any Euronav ordinary shares, other than (1) from a wholly-owned subsidiary to its parent, or (2) an annual cash dividend consistent with past practice (including with respect to declaration, record and payment dates) by Euronav in aggregate amount (interim and final dividend) not to exceed $0.12 per Euronav ordinary share, (B) split, combine or reclassify any Euronav ordinary shares, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any Euronav ordinary shares, (D) purchase, redeem or otherwise acquire any Euronav ordinary shares, or (E) amend, modify or change any term of, or take any action that would result in a default under, any indebtedness of Euronav or any of its subsidiaries;

•
(A) issue, sell, pledge or transfer any Euronav ordinary shares, or (B) amend any term of any security issued by Euronav or any of its subsidiaries;

•
adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or recapitalization of Euronav, or enter into any agreement with respect to the voting of their capital stock;

•
take any action that might reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by the Merger Agreement; or

•
authorize or enter into a contract to take any of the actions described above.

No Solicitation by Gener8 of Alternative Proposals; Withdrawal of Board Recommendation
Subject to the exceptions summarized below, Gener8 has agreed, subject to certain exceptions, not to (and to cause its subsidiaries and use reasonable best efforts to cause its and their representatives not to), among other things, directly or indirectly:
•
solicit, initiate or knowingly take any action to facilitate or encourage or assist any inquiries or the making of any Acquisition Proposal or offer that constitutes or would reasonably be expected to lead to the submission of any Acquisition Proposal;

•
enter into or participate in any discussions or negotiations with, or furnish any information relating to Gener8 or its subsidiaries or afford access to the business, properties, assets, personnel books or records of Gener8 to any third-party with respect to inquiries regarding, or the making of, an Acquisition Proposal;

•
qualify, withdraw, or modify or amend in a manner adverse to Euronav, the recommendation of either the Gener8 board of directors or the Gener8 Transaction Committee, or recommend any other Acquisition Proposal or publicly propose to do any of the foregoing;

•
approve, endorse, recommend, enter into (or agree or publicly propose to any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar agreement relating to an Acquisition Proposal, with the exception of a confidentiality agreement with a permitted third-party; or

•
grant any waiver, amendment or release under any standstill or confidentiality agreement or takeover statute or provision contained in Gener8’s charter documents other than a waiver of the obligations of third parties existing as of the date of the Merger Agreement not to seek from Gener8 any waiver of such third parties’ standstill obligations and granting a limited waiver if requested solely to enable such third parties to make an Acquisition Proposal to the Gener8 board of directors.

Under the terms of the Merger Agreement, Gener8 has agreed to (and to cause its subsidiaries to and instruct and use reasonable best efforts to cause its and their representatives to) immediately cease any existing solicitations, discussions or negotiations, if any, with any third-party that may have been ongoing with respect to an Acquisition Proposal conducted prior to December 20, 2017. Gener8 agreed to also request such third parties to promptly return or destroy all confidential information concerning Gener8 and its subsidiaries prior to December 20, 2017.

However, the Gener8 board of directors and the Gener8 Transaction Committee may, subject to certain conditions, qualify, withdraw, or modify or amend in a manner adverse to Euronav, the recommendation of either the Gener8 board of directors or the Gener8 Transaction Committee, or recommend any other Acquisition Proposal or publicly propose to do any of the foregoing if, in connection with the receipt of an Acquisition Proposal, the Gener8 board of directors or the Gener8 Transaction Committee determine in good faith that (i) such Acquisition Proposal constitutes a Superior Proposal and (ii) a failure of the Gener8 board of directors or the Gener8 Transaction Committee to take such action is reasonably likely to be inconsistent with its fiduciary duties to Gener8’s shareholders under applicable law. In addition, the Gener8 board of directors and the Gener8 Transaction Committee may, subject to certain exceptions and conditions, make an Adverse Recommendation Change if, in connection with a material fact, event, change, development or set of circumstances (other than an Acquisition Proposal) affecting the business, assets or operations of Gener8 and occurring after December 20, 2017 that was not known or reasonably foreseeable by the Gener8 board of directors or the Gener8 Transaction Committee as of or prior to December 20, 2017, it determines in good faith that a failure of the Gener8 board of directors or the Gener8 Transaction Committee to take such action is reasonably likely to be inconsistent with its fiduciary duties to Gener8’s shareholders under applicable law.
Proxy Statement; Registration Statement and Company Shareholders’ Meeting
Euronav and Gener8 agreed to use their respective reasonable best efforts to cause the filing of a registration statement on Form F-4 with the SEC to register, under the Securities Act, the shares of Euronav’s ordinary shares issuable as a result of the Merger (which we refer to as the “Registration Statement”), which includes a prospectus with respect to the Euronav ordinary shares issuable in the Merger and a proxy statement to be sent to the shareholders of Gener8 (and, as applicable, to holders of Gener8 restricted stock units) relating to the meeting of Gener8’s shareholders (together with any amendments or supplements thereto, the “Proxy Statement”), and to cause such Registration Statement to be declared effective under the U.S. Securities Act as soon as reasonably practicable after such filing. Euronav and Gener8 have agreed to cooperate to supplement and update the Registration Statement and Proxy Statement as necessary in the event that new information is required to be added.
Gener8 will, as soon as reasonably practicable, duly call, give notice of, convene and hold a meeting of Gener8’s shareholders for the sole purpose of seeking the affirmative vote of the holders of at least a majority of the outstanding Gener8 common shares for the Merger Agreement, and has agreed not to submit any other proposals in connection with such meeting of Gener8’s shareholders without the prior written consent of Euronav (other than proposals relating to executive compensation a may be required by Rule 14a-21(c) of the Exchange Act of 1934, as amended, or the Exchange Act; provided that Gener8 (i) will cause the Proxy Statement to be mailed to Gener8’s shareholders (and, to the extent applicable, the holders of any outstanding Gener8 stock options or restricted stock units) as promptly as reasonably practicable after Registration Statement is declared effective under the U.S. Securities Act, and (ii) shall use its reasonable best efforts to hold the meeting of Gener8’s shareholders on the twentieth (20) business day following the first mailing of the Proxy Statement to Gener8’s shareholders. Gener8’s obligations to hold the meeting of Gener8’s shareholders will not be affected by the commencement, public proposal, public disclosure or communication to Gener8 of any Acquisition Proposal or the making of any Adverse Recommendation Change. Gener8 will not adjourn or postpone the meeting of Gener8’s shareholders without the prior written consent of Euronav (subject to certain exceptions).
Litigation
Gener8 has agreed to promptly advise Euronav of any action commenced or, to the knowledge of Gener8, threatened against or involving Gener8 or any of its subsidiaries, any of their respective officers or directors, the Gener8 Transaction Committee, or any Gener8 vessel, relating to the Merger Agreement or the transactions contemplated thereby and to keep Euronav informed and consult with Euronav regarding the status of such action on an ongoing basis. Gener8 has agreed to, and to cause its subsidiaries to, cooperate with and give Euronav the opportunity to consult with respect to the defense or settlement of any such action, and not agree to any settlement without the prior written consent of Euronav, such consent not to be unreasonably withheld, conditioned or delayed.

Euronav has agreed to promptly advise Gener8 of any action commenced or, to the knowledge of Euronav, threatened against or involving Euronav or Merger Sub, any of its subsidiaries, any of their respective officers or directors, or any Euronav vessels, relating to the Merger Agreement or the transactions and to keep Gener8 informed and consult with Gener8 regarding the status of the action on an ongoing basis. Euronav has agreed to, and to cause its subsidiaries to, cooperate with and give Gener8 the opportunity to consult with respect to the defense or settlement of any such action and not agree to any settlement without the prior written consent of Gener8, such consent not to be unreasonably withheld, conditioned or delayed.
Company Management
The directors and officers of Merger Sub as of the date of the Merger Agreement will be the initial directors and officers, respectively, of the Surviving Corporation and shall hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.
Appointment to Board
Mr. Steven Smith (a current Gener8 director and member of the Gener8 Transaction Committee) has been designated to serve on the board of directors of the Combined Company as an additional independent director and Euronav has, pursuant to the Merger Agreement, agreed to take all actions necessary so that Mr. Smith (or if Mr. Smith is unavailable, then such other person designated by the Gener8 Transaction Committee who is reasonably satisfactory to Euronav, which acceptance shall not be unreasonably withheld) will, upon recommendation by the Corporate Governance and Nomination Committee of Euronav, be proposed by the board of directors for election to serve on the board of directors of Euronav at the next regularly scheduled annual general meeting of Euronav shareholders.
Director and Officer Liability
In addition to the rights of the Indemnified Persons (defined below) set out in Gener8’s (and its subsidiaries’) charter documents or under applicable law, for six years after the Effective Time, Euronav and the Surviving Corporation will indemnify and hold harmless the present and former officers and directors of Gener8 and its subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Person”) against all losses arising out of or pertaining to the fact that the Indemnified Person is or was an officer or director of Gener8 or one of its subsidiaries, to the fullest extent permitted by applicable law or provided under Gener8’s or its subsidiaries’ (as applicable) charter documents in effect on the date of the Merger Agreement; provided that such indemnification will be subject to any limitation imposed from time to time under applicable law or provided under the applicable charter documents in effect on the date of the Merger Agreement. Euronav and the Surviving Corporation have agreed to reasonably cooperate with the Indemnified Person in the defense of any such action. Euronav will also cause to be maintained in effect any exculpation, indemnification and advancement of expenses provisions in Gener8’s charter documents in effect as of immediately prior to the Closing or in any other agreement to which Gener8 or any of its subsidiaries is a party, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individual who immediately before the Closing was an Indemnified Person.
Euronav will cause the Surviving Corporation to either (i) continue to maintain in effect for a period of no less than six years after the Effective Time, Gener8’s directors’ and officers’ insurance policies (which we refer to as the “D&O Insurance”) in place as of the date of the Merger Agreement or (ii) purchase comparable D&O Insurance for such six-year period, with terms and conditions at least as favorable (in the aggregate) to the insured individuals as Gener8’s existing D&O Insurance; provided, that Surviving Corporation is not obligated to expend for such policies an aggregate premium amount in excess of 250% of the amount per annum Gener8 paid in its last full fiscal year. Notwithstanding the previous sentence, if the aggregate premiums exceed such amount, the Surviving Corporation is obligated to obtain a policy with the greatest coverage available for a cost not exceeding 250% of the amount per annum Gener8 paid in its last full fiscal year.

At Gener8’s option and in lieu of the obligations of Euronav and the Surviving Corporation to purchase D&O Insurance, Gener8 may purchase, prior to the Effective Time, a prepaid “tail policy” for a period of no more than six years after the Closing with coverage for the persons who are covered by Gener8’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as Gener8’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time; provided, that the aggregate premium for such policies shall not exceed 250% of the amount per annum Gener8 paid in its last full fiscal year. In the event Gener8 elects to purchase such a “tail policy,” the Surviving Corporation will (and Euronav will cause the Surviving Corporation to) maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder. Gener8 intends to purchase a “tail policy” and has obtained quotes of primary runoff insurance for a policy period of six years from the closing date of the Merger at a premium within the amount provided for in the Merger Agreement (subject to modification should any information forthcoming evidence a material change in risk).
Stock Exchange Listing
Euronav has agreed to use its reasonable best efforts to take all actions, and do all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE and Euronext to ensure that the Euronav ordinary shares comprising the aggregate Merger Consideration are approved for listing on the NYSE prior to or as of the Closing, and Gener8 has agreed to cooperate with Euronav with respect to such approval. Euronav has agreed to use its reasonable best efforts to ensure that the listing of such shares on Euronext is effected as soon as practicable following the Closing.
Conditions to the Merger Agreement
The obligations of Euronav and Gener8 to complete the Merger are subject to the satisfaction of the following conditions:
•
no applicable law or order preventing or prohibiting the consummation of the Merger shall be in effect;

•
the Gener8 Shareholder Approval shall have been obtained;

•
the registration statement, of which this proxy statement/prospectus forms a part, shall have become effective under the U.S. Securities Act and shall not be subject to any stop order suspending the effectiveness of the registration statement or any proceedings initiated by the SEC; and

•
the Euronav ordinary shares included in the Merger Consideration shall have been approved for listing on the NYSE, subject to completion of the Merger and official notice of issuance.

The obligations of Gener8 to effect the Merger are further subject to the satisfaction or waiver by Gener8 of the following additional conditions:
•
the representations and warranties of Euronav and Merger Sub in the Merger Agreement shall be true and correct as of the Closing, subject to certain standards, including materiality and material adverse effect qualifications described in the Merger Agreement;

•
all required filings shall have been made and all required approvals shall have been obtained (or waiting periods expired or terminated) under any antitrust laws applicable to the Merger;

•
receipt by Gener8 of all of the Specified Approvals on or prior to the Closing or Euronav shall have demonstrated to the reasonable satisfaction of the Gener8 Transaction Committee that Euronav has available, or will have available at the Closing, alternative financing sufficient to refinance any indebtedness for which the Specified Approvals are not obtained;

•
Euronav and Merger Sub shall have performed and complied with, in all material respects, all of the covenants and obligations required to be performed or complied with by them under the Merger Agreement on or prior to the date of Closing;

•
from the date of the Merger Agreement through the Closing, no event has occurred that has had a Parent Material Adverse Effect;

•
Euronav shall have delivered to Gener8 a certificate of an executive officer of Euronav that certain of the above conditions have been satisfied and certifying as to the aggregate outstanding indebtedness of Euronav and its subsidiaries, as of the date of the Closing; and

•
Euronav shall have delivered to Gener8 a true and complete copy of each of the special report on the Contribution in Kind drawn up by the Euronav board of directors and the unqualified special report on such Contribution in Kind drawn up by Euronav’s auditors, each in accordance with article 602 of the Belgian Companies Code.

The obligations of Euronav and Merger Sub to effect the Merger are further subject to the satisfaction or waiver by Euronav of the following additional conditions:
•
the representations and warranties of Gener8 in the Merger Agreement shall be true and correct as of the Closing, subject to certain standards, including materiality and material adverse effect qualifications described in the Merger Agreement;

•
all required filings shall have been made and all required approvals shall have been obtained under any antitrust laws applicable to the Merger;

•
receipt by Euronav of all of the Specified Approvals on or prior to the Closing;

•
Gener8 shall have performed and complied, in all material respects, with each of the covenants and obligations required to be performed by it under the Merger Agreement on or prior to the date of the Closing;

•
from the date of the Merger Agreement through the Closing, no event has occurred that has had a Company Material Adverse Effect; and

•
Gener8 shall have delivered to Euronav a certificate of an executive officer of Gener8 that certain of the above conditions have been satisfied and certifying as to the aggregate outstanding indebtedness of Gener8 and its subsidiaries comprising the total long-term debt as of the date of the Closing.

The management of each of Euronav and Gener8 are not aware of any regulatory approvals that must be obtained or regulatory requirements that must be complied, other than the U.S. federal securities laws, in connection with the Merger.
Termination of the Merger Agreement
The Merger Agreement provides for certain termination rights for Euronav and Gener8 (even after the receipt of the Gener8 Shareholder Approval). The Merger Agreement may be terminated at any time prior to the Effective Time of the Merger by mutual written agreement of Euronav and Gener8; or by either Euronav or Gener8, if:
•
the Effective Time of the Merger has not occurred on or before the End Date; provided, that (1) if the Special Meeting shall not have occurred by such date and all other conditions to the Merger (other than obtaining Gener8 Shareholder Approval) shall have been satisfied or are capable of being satisfied by such date, then Euronav or Gener8 may extend the End Date to July 31, 2018 (unless the failure by the party proposing to extend the End Date to perform its obligations contained in the Merger Agreement is the principal cause of, or resulted in, the failure to consummate the Merger on or prior to the End Date), and (2) if the Special Meeting shall have been adjourned or postponed, the End Date will be extended by the period that the Special Meeting is adjourned or postponed;

•
the Gener8 Shareholder Approval has not been obtained after a vote has been taken and completed; or

•
any law or order prohibits any party from consummating the Merger and such prohibition shall have become final and not appealable.

The Merger Agreement may also be terminated by Euronav, if:
•
an Adverse Recommendation Change has occurred;

•
Gener8 shall have entered into a binding agreement (other than a confidentiality agreement) relating to any Acquisition Proposal;

•
prior to the taking of a vote to obtain the Gener8 Shareholder Approval, Gener8 intentionally and materially breaches any of its non-solicitation obligations under the Merger Agreement; or

•
Gener8 fails to perform any covenant or agreement (other than the non-solicitation obligations) in the Merger Agreement or any representation or warranty of Gener8 is untrue and in either case such failure has resulted or would reasonably be expected to result in a failure of certain conditions and has not been cured by the earlier of the End Date and twenty (20) days after the giving of written notice to Gener8 of such failure.

The Merger Agreement may also be terminated by Gener8 if:
•
Euronav fails to perform any covenant or agreement or any representation or warranty of Euronav or Merger Sub in the Merger Agreement is untrue and in either case such failure has resulted or would reasonably be expected to result in a failure of certain conditions and has not been cured by the earlier of the End Date and twenty (20) days after the giving of written notice to Euronav of such failure.

Termination Fee
If the Merger Agreement is terminated (i) by Euronav or Gener8 because the Merger has not closed by the End Date (as it may be extended pursuant to the Merger Agreement) at a time when Euronav could have terminated the Merger Agreement because (A) of the occurrence of an Adverse Recommendation Change, (B) Gener8 has entered into a binding agreement (other than a confidentiality agreement) relating to any Acquisition Proposal, or (C) Gener8 has intentionally and materially breached any of its obligations under Section 6.4 of the Merger Agreement prior to the Special Meeting, or (ii) by Euronav due to the occurrence of any of clause (i)(A)-(C) above, then Gener8 will be required to pay a termination fee of $39 million in cash to Euronav.
If the Merger Agreement is terminated (i) by Euronav or Gener8 because (a) the Gener8 Shareholders Approval has not been obtained after the Special Meeting and prior to the Special Meeting an Acquisition Proposal has been publicly disclosed for the first time after the date of the Merger Agreement and has not been withdrawn, or (b) by Euronav if Gener8 has breached or failed to perform any of its covenants or obligations set forth in the Merger Agreement (other than the covenants and obligations set forth in Section 6.4 of the Merger Agreement) or any representation or warranty of Gener8 shall have become untrue, and prior to termination an Acquisition Proposal has been made and not withdrawn and (ii) prior to the first anniversary of the date of such termination, Gener8 enters into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal has been consummated, then Gener8 will be required to pay a termination fee of  $39 million. For purposes of this paragraph, all references to 15% in the definition of  “Acquisition Proposal” set forth in the Merger Agreement shall be replaced with 50%. A portion of the purchase price of each of the three vessels which Euronav has agreed to purchase from Gener8 in the event that the Merger is not consummated may be offset by up to one-third of the $39 million termination fee contemplated by the Merger Agreement in the case of a termination of the Merger Agreement in circumstances that trigger the termination fee.
Amendments and Waivers
Any provision of the Merger Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment or waiver on behalf of Gener8 requires the approval of the Gener8 Transaction Committee, and (ii) after Gener8 Shareholder Approval has been obtained there will be no amendment or waiver that would require the further approval of the shareholders of Gener8 under the BCA unless such amendment is subject to shareholder approval.

The parties have agreed that no waiver will be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of the Merger Agreement, and no failure or delay by any party in exercising any right, power or privilege under the Merger Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in the Merger Agreement are cumulative and not exclusive of any rights or remedies provided by applicable law.
Subject to the foregoing two paragraphs, at any time prior to the Effective Time, whether before or after the meeting of Gener8’s shareholders to approve the Merger Agreement, the parties (and Euronav on behalf of itself and Merger Sub) may (a) extend the time for the performance of any of the covenants, obligations or other acts of the other party, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of the other party or with any conditions to its own obligations.
Governing Law and Venue; Waiver of Jury Trial
The Merger Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York, except (a) to the extent that the law of the Republic of the Marshall Islands or of the Kingdom of Belgium are mandatorily applicable to the Merger and (b) all matters relating to the fiduciary duties of the Gener8 board of directors and transaction committee are subject to the laws of the Republic of the Marshall Islands.
Each of the parties to the Merger Agreement consented to the jurisdiction of any state or federal court sitting in Manhattan in New York City or in the Federal Southern District in the State of New York and any appellate court therefrom located in New York, New York and irrevocably agreed that all actions or proceedings relating to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement may be litigated in such courts.
Each of the parties to the Merger Agreement irrevocably waived any and all right to trial by jury in any legal proceeding arising out of or related to the Merger Agreement or the transactions contemplated by the Merger Agreement.

VOTING AGREEMENT AND PROXIES
The Voting Agreement
The following is a summary of material terms of the Voting Agreement, including the effects of those provisions. While Euronav and Gener8 believe this description covers the material terms of the Voting Agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Voting Agreement, which is included as Annex B to, and is incorporated by reference in, this proxy statement/prospectus. We urge you to read the Voting Agreement carefully and in its entirety. In the event of any discrepancy between the terms of the Voting Agreement and the following summary, the Voting Agreement shall prevail.
Agreement to Attend; Vote.   Pursuant to the Voting Agreement, the Covered Shareholders are required to (i) appear (in person or by proxy) at any meeting of the shareholders convened for the purpose of approving the Merger and the Merger Agreement and (ii) provided that neither the Gener8 Transaction Committee nor the Gener8 board of directors has made an Adverse Recommendation Change, vote the Covered Shares in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, and against any action that would reasonably be expected to impede the Merger or result in a breach of the Merger Agreement or the Voting Agreement. If either the Gener8 Transaction Committee or the Gener8 board of directors does make an Adverse Recommendation Change, then the Covered Shareholders are each required to vote 50% of their respective Covered Shares in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, and may vote their remaining Covered Shares in any manner they determine. As of the date of this Proxy Agreement/Prospectus shareholders representing approximately 42% of the issued and outstanding shares of Gener8, including all of the current directors and executive officers of Gener8 other than Mr. Nicolas Busch, have entered into the Voting Agreement with Euronav.
Prohibition on Transfers.   Each of the Covered Shareholders agreed that during the term of the Voting Agreement, the Covered Shareholders will not transfer any of the shares beneficially owned by such Covered Shareholder, beneficial ownership thereof or any other interest thereby except for a transfer of such shares (which transfer includes all beneficial ownership, voting rights and other interests thereby) to (i) another Covered Shareholder or (ii) a third-party that, prior to the effectiveness of the transfer, executes a joinder to the Voting Agreement.
Short Sales.   Each Covered Shareholder agreed that, from the date of the Voting Agreement until the earlier of the Effective Time of the Merger and the termination of the Merger Agreement, it will not, without the prior written consent of Euronav, engage in any transaction constituting a Short Sale relating to Euronav ordinary shares, any security convertible into or exercisable or exchangeable for Euronav ordinary shares, or any other Euronav securities.
No Solicitation.   Each Covered Shareholder agreed that it will not (and any Covered Shareholder that is not an investment fund (including a fund managed by an investment manager) or other institutional investor shall cause its affiliates, including its subsidiaries, and its and their representatives not to), directly or indirectly, take any action that Gener8 is prohibited to take under the non-solicitation provisions of the Merger Agreement.
Termination.   The Voting Agreement will automatically terminate upon and have no further force or effect on the earliest to occur of  (i) the conclusion of the Special Meeting has occurred and the shares covered by the Voting Agreement have been voted as specified thereby, (ii) the date of any amendment, waiver or modification of the Merger Agreement without such Covered Shareholder’s prior written consent that has the effect of  (1) decreasing or changing the form of the Merger Consideration or (2) otherwise amending, waiving or modifying the Merger Agreement in a manner materially adverse to such Covered Shareholder, (iii) the Effective Time of the Merger, and (iv) the date of termination of the Merger Agreement in accordance with its terms (including after any extension thereof).
Fees and Expenses.   All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants) incurred in connection with the Voting Agreement will be paid by the party incurring such costs and expenses.

Governing Law.   The Voting Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule that would cause the applications of the laws of any jurisdiction other than the State of New York, except to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Merger.
Proxies
At the request (and expense) of Euronav, certain shareholders of Gener8, or the “Proxy Shareholders”, have agreed to grant an irrevocable proxy, which we refer to as the “Proxies”, to a representative of an affiliate of such Proxy Shareholders whereby, subject to the terms and conditions in the Proxies, such representative has the authority to direct the vote of Gener8 common shares owned by the Proxy Shareholders, representing in the aggregate approximately 6% of the issued and outstanding shares of Gener8, at the Special Meeting: (i) for the adoption and approval of the Merger Agreement and the Merger, (ii) against any Acquisition Proposal other than the Merger, and (iii) against any other action that under applicable law requires the approval of Gener8’s shareholders, which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the consummation of the Merger or the transactions contemplated by the Merger Agreement or this Agreement. In addition, the Proxy Shareholders have agreed not transfer or dispose of their Gener8 common shares subject to the Proxies during the term of the Proxies unless the transferee agrees to be bound thereby. The Proxies will terminate upon the earliest to occur of: (i) the occurrence of the Special Meeting, (ii) the consummation of the Merger, (iii) the occurrence of an Adverse Recommendation Change, (iv) Gener8 having entered into a binding agreement with respect to an Acquisition Proposal that constitutes a Superior Proposal, and (v) the termination of the Merger Agreement in accordance with its terms (such earliest event, the “Termination”). At the Termination, the Proxies will become void and will be of no further force and effect; provided that nothing therein will relieve any party from liability for willful and intentional breaches of a Proxy occurring prior to its termination. None of Euronav, Gener8 or any of their respective subsidiaries is a party to the Proxies.
As of the date of this proxy statement/prospectus, shareholders representing approximately 48% of the issued and outstanding shares of Gener8, including all of the current directors and executive officers of Gener8 other than Mr. Nicolas Busch, have entered into either the Voting Agreement or the Proxies.

RELATED AGREEMENTS
Sale of VLCCs to International Seaways
On April 18, 2018, Euronav and Merger Sub entered into a stock purchase and sale agreement with Seaways Holding Corporation, or Seaways (a subsidiary of International Seaways, Inc., or International Seaways) an unaffiliated third-party (the “International Seaways SPA”), pursuant to which Seaways would, subject to the consummation of the Merger, among other conditions, purchase from Euronav six VLCC vessels by acquisition of the respective vessel owning entities and their respective special purpose vehicles for an aggregate purchase price of up to $434 million, a portion of which is expected to be paid by assuming the outstanding debt related to those vessels. The purchase by Seaways of the six VLCC vessels is subject to the consent of certain of International Seaways’ existing lenders. Although Euronav expects to sell all six VLCC vessels, if such lenders do not consent to Seaways’ purchase of the six VLCC vessels, Seaways will nevertheless buy the six VLCC vessels and their respective special purpose vehicles for the same aggregate purchase price and may or may not assume the Sinosure Credit Facility, the debt related to those vessels. Additionally, in the case lender consent is not acquired by International Seaways for the purchase of the six VLCC vessels from Euronav, Euronav expects to repurchase two of the VLCC vessels from Seaways for cash consideration of  $143 million and it may also prepay all or part of the outstanding debt obligations associated with those VLCCs, subject to certain other conditions. The sale of the VLCC vessels is subject to customary closing conditions and definitive documentation. The International Seaways SPA is filed as an exhibit to this proxy statement/prospectus and qualifies all of the terms described in this proxy statement/ prospectus relating to the transaction. The VLCC vessels, which have an average age of 1.7 years as of the date the Merger Agreement, are expected to be delivered to the buyer during the second fiscal quarter of 2018.
Memoranda of Agreement
Concurrently with the execution of the Merger Agreement, Euronav and Gener8 executed and delivered three memoranda of agreement with respect to the Gener8 Hera, the Gener8 Athena and the Gener8 Neptune which contemplate the purchase by Euronav of these three vessels from Gener8 at a total purchase price of  $220.9 million if the Merger is not consummated, other than as a result of a breach of the Merger Agreement by Euronav. A portion of the purchase price of each of the three vessels may be offset by up to one-third of the $39 million termination fee contemplated by the Merger Agreement in the case of a termination of the Merger Agreement in circumstances that trigger the termination fee.
In the event that the purchase of the three vessels by Euronav is consummated, Gener8 intends to use a portion of the net proceeds from the sale of the vessels to repay approximately $156.4 million of debt currently outstanding (subject to any amortization) associated with these vessels and any remaining amount for working capital and general corporate purposes.
In addition, on April 18, 2018, Euronav and International Seaways executed and delivered a memorandum of agreement with respect to the Seaways Laura Lynn which contemplates the purchase of the Seaways Laura Lynn by Euronav for a purchase price of  $32,500,000. The vessel is to be delivered by International Seaways to Euronav as soon as possible after the date that International Seaways has consummated the purchase of either four or six of the Gener8 VLCC Vessels pursuant to the International Seaways SPA (as discussed above).
BlueMountain Agreement
For a description of the BlueMountain Agreement, please see the section “The Merger — Assumption of Indebtedness.”

LITIGATION RELATED TO THE MERGER
On March 8, 2018, a putative class action lawsuit captioned Fragapane v. Gener8 Maritime, Inc. et al., No. 1:18-cv-02097 (S.D.N.Y.), was filed in the United States District Court for the Southern District of New York, purportedly on behalf of the public stockholders of Gener8, against Gener8, Gener8’s directors, Euronav and Merger Sub. On March 14, 2018, another lawsuit, captioned Mohr v. Gener8 Maritime, Inc., et al, No. 1:18-cv-02276 (S.D.N.Y.), was also filed against Gener8 and its directors. The complaints allege that the registration statement on Form F-4 filed by Euronav violates Section 14(a) of the Securities and Exchange Act of 1934 because it omits and/or misrepresents material information concerning, among other things, the (i) sales process leading up to the Merger, (ii) financial projections used by Gener8’s financial advisor in its financial analyses and (iii) inputs underlying the financial valuation analyses that were used by Gener8’s financial advisor to support its fairness opinion. The complaints also allege that Gener8’s directors are liable under Section 20(a) of the Exchange Act as controlling persons. The Fragapane complaint further alleges that Gener8’s directors breached their fiduciary duties to Gener8’s stockholders by engaging in a flawed sales process, by agreeing to sell Gener8 for inadequate consideration and by agreeing to improper deal protection terms in the Merger Agreement. The complaints seek, among other things, injunctive relief against the proposed transaction with Euronav as well as other equitable relief, damages and attorneys’ fees and costs.
The defendants believe that the claims asserted in the complaints are without merit and no supplemental disclosure is required under applicable law. However, in order to avoid the risk of adverse effect or delay in connection with the transaction and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the defendants have determined to voluntarily supplement this proxy statement/prospectus to address claims asserted in the complaints, and the plaintiffs in the actions have agreed in principle to voluntarily dismiss the actions in light of, among other things, the supplemental disclosures. Nothing in this proxy statement/prospectus shall be deemed an admission of the legal necessity or materiality under applicable laws of any of such supplemental disclosures. To the contrary, the defendants specifically deny all allegations in the complaints, including that any additional disclosure was or is required.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
The following unaudited pro forma condensed combined financial information of the Combined Company is presented to illustrate the proposed combination of Euronav NV, and Gener8 Maritime. Inc., which was announced on December 21, 2017.
On December 20, 2017, Euronav entered into a Merger Agreement with Gener8 and Merger Sub, a wholly-owned subsidiary of Euronav, pursuant to which Merger Sub will merge with and into Gener8, and Gener8 will continue as the Surviving Corporation that will continue its corporate existence as a wholly-owned subsidiary of Euronav. Upon the Closing of the Merger, the Gener8 shareholders and the Gener8 holders of Restricted Stock Units will receive the Euronav ordinary shares that comprise the Merger Consideration.
In connection with the Merger, the following related transactions are expected take effect at the Closing Date of the Merger and the information contained in this discussion assumes these transactions will be consummated:
•
Repayment of the Senior Notes at its principal amount plus accrued interest plus a repayment premium of 1% to certain affiliates of BlueMountain Capital Management Inc. LLC.

•
Sale by Gener8 of the wholly-owned subsidiary Gener8 Maritime VII Inc., which owns six vessels, to International Seaways, which is subject to certain conditions. Please see the section “The Merger Agreement — Related Agreements — Sale of VLCCs to International Seaways.”

The unaudited pro forma condensed combined balance sheet as of December 31, 2017, and statement of profit or loss for the year then ended are based upon, derived from, and should be read in conjunction with the following: (i) the historical audited consolidated financial statements of Euronav, which are available in Euronav’s Form 20-F for the year ended December 31, 2017, as filed with the SEC on April 17, 2018, and (ii) the historical audited consolidated financial statements of Gener8, which are available in Gener8’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on March 15, 2018, as amended on April 30, 2018 and May 4, 2018, each of which is incorporated by reference into this proxy statement/prospectus. Euronav’s historical audited consolidated financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of U.S. dollars. Gener8’s historical audited consolidated financial statements were prepared in accordance with U.S. GAAP and presented in thousands of U.S. dollars. For purposes of preparing the unaudited pro forma condensed combined financial information, Gener8’s historical audited consolidated financial statements prepared under U.S. GAAP were reconciled to IFRS, based on a preliminary IFRS analysis. No material adjustments were identified as a result of this exercise. Neither the reconciliation to IFRS nor the resulting pro forma financial information have been audited.
Gener8’s historical audited consolidated financial statements prepared under U.S. GAAP were reconciled to IFRS, based on a preliminary IFRS analysis. No material adjustments were identified as a result of this exercise. Neither the reconciliation to IFRS nor the resulting pro forma financial information have been audited.
The accompanying unaudited pro forma condensed combined financial information gives effect to adjustments that are (i) directly attributable to the combination, (ii) factually supportable, and (iii) with respect to the unaudited condensed combined statement of profit or loss, are expected to have a continuing impact on the consolidated results. The unaudited condensed combined statement of financial position gives effect to the combination as if it occurred on December 31, 2017 and the unaudited condensed combined statements of profit or loss gives effect to the combination as if it happened on January 1, 2017.
The combination of Euronav and Gener8 will be accounted for as a business combination using the acquisition method of accounting under the provisions of International Financial Reporting Standard 3, “Business Combinations,” (which we refer to as “IFRS 3”), with Euronav selected as the accounting acquirer under this guidance. Refer to Note 3 below for further details surrounding the combination.

The unaudited pro forma condensed combined financial information has been prepared by management of Euronav in accordance with Article 11 of Regulation S-X under the Exchange Act, as amended. The pro forma adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under IFRS 3, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For pro forma purposes, the fair value of Gener8’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Occasionally, an acquirer will make a bargain purchase, which is a business combination in which the consideration amount is less than the aggregate of the assets acquired and the liabilities assumed. Before recognizing a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review. If that shortfall remains, the acquirer shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer. Certain current market based assumptions were used that will be updated in purchase accounting upon completion of the combination. Euronav’s management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair-value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage at which there is sufficient information for a definitive measurement. In addition, a preliminary review of U.S. GAAP to IFRS differences and related accounting policies has been completed based on information made available to date. However, following the consummation of the combination, management of Euronav will conduct a final review. As a result of that review, management of Euronav may identify further differences that, when finalized, could have a material impact on this unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only. The unaudited pro forma condensed combined financial information has been prepared by management of Euronav in accordance with the regulations of the SEC and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the combination occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Combined Company will experience after the combination. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the Combined Company. The accompanying unaudited pro forma condensed combined statement of profit or loss does not include any expected cost savings or operating synergies, which may be realized subsequent to the combination or the impact of any non-recurring activity and one-time transaction-related or integration-related items. Moreover, the pro forma adjustments represent best estimates based upon the information available to date and are preliminary and subject to change after more detailed information is obtained.
Subsequent to the Closing Date of the Merger, any transactions occurring between Euronav and Gener8 will be considered intercompany transactions and eliminated. Euronav and Gener8 did not have any relationship that could be considered as intercompany transactions as of and for the year ended December 31, 2017. Therefore, no eliminations have been made in the unaudited pro forma financial information.
This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and assumptions as well as the above referenced historical audited consolidated financial statements of both Euronav and Gener8 and management’s discussion and analysis of financial condition and results of operations of Gener8.

Unaudited Pro Forma Condensed Combined Statement of Financial Position
As of December 31, 2017
	Historical Euronav NV	Historical Gener8 (As Restated)	Pro Forma Adjustments	Notes	Pro Forma Combined
	(U.S. Dollars in thousands)
ASSETS
Non-current assets
Vessels	2,271,500	2,327,074	(1,038,974)	(a), (b)	3,559,600
Assets under construction	63,668	—	—		63,668
Other tangible assets	1,663	1,141	—		2,804
Intangible assets	72	—	—		72
Receivables	160,352	26,100	—		186,452
Restricted Cash	—	1,468	—		1,468
Derivative Financial instruments	—	6,020	—		6,020
Investments in equity accounted investees	30,595	—	—		30,595
Other noncurrent assets	—	2,948	—		2,948
Deferred tax assets	2,487	—	—		2,487
Total non-current assets	2,530,337	2,364,751	(1,038,974)		3,856,114
Current assets
Trade and other receivables	136,797	52,895	—		189,692
Current tax assets	191	—	—		191
Cash and cash equivalents	143,648	200,501	111,199	(b), (c)	455,348
Derivative financial instruments - current	—	70	—		70
Total current assets	280,636	253,466	111,199		645,301
TOTAL ASSETS	2,810,973	2,618,217	(927,775)		4,501,415
EQUITY and LIABILITIES
Equity
Share capital	173,046	833	65,268	(d)	239,147
Share premium	1,215,227	1,519,564	(1,083,935)	(d)	1,650,856
Translation reserve	568	—	—		568
Treasury shares	(16,102)	—	—		(16,102)
Retained earnings	473,622	(246,071)	290,500	(d)	518,051
Equity attributable to owners of the Company	1,846,361	1,274,326	(728,167)		2,392,520
Non-current liabilities
Bank loans	653,730	190,559	757,869	(b), (e), (f)	1,602,158
Other Notes	147,619	—	—		147,619
Other payables	539	1,175	—		1,714
Employee benefits	3,984	—	—		3,984
Total non-current liabilities	805,872	191,734	757,869		1,755,475
Current liabilities
Trade and other payables	61,355	29,817	43,675	(g)	134,847
Current tax liabilities	11	—	—		11
Bank loans	47,361	1,121,488	(1,001,152)	(f)	167,697
Other borrowings	50,010	—			50,010
Derivative financial instruments	—	852	—		852
Provisions	3	—	—		3
Total current liabilities	158,740	1,152,157	957,477		353,420
TOTAL EQUITY and LIABILITIES	2,810,973	2,618,217	(927,775)		4,501,415

Unaudited Pro Forma Condensed Combined Statement of Profit or Loss
For the year ended December 31, 2017
	Historical Euronav NV	Historical Gener8 (As Restated)	Pro Forma Adjustments	Notes	Pro Forma Combined
Shipping income
Revenue	513,368	307,819	(61,818)	(a)	759,369
Gains on disposal of vessels/other tangible assets	36,538	—	—		36,538
Other operating income	4,902	—	—		4,902
Total shipping income	554,808	307,819	(61,818)		800,809
Operating expenses
Voyage expenses and commissions	(62,035)	(9,446)	23	(b)	(71,458)
Vessel operating expenses	(150,427)	(107,395)	17,033	(c)	(240,789)
Charter hire expenses	(31,173)	(6)	—		(31,179)
Loss on disposal of vessels/other tangible assets	(21,027)	(139,836)	—		(160,863)
Goodwill impairment	—	—	—		—
Loss on disposal of investments in equity accounted investees	—	—	—		—
Depreciation tangible assets	(229,777)	(103,951)	5,578	(d)	(328,150)
Depreciation intangible assets	(95)	—	—		(95)
General and administrative expenses	(46,868)	(33,831)	1,404	(e)	(79,295)
Total operating expenses	(541,402)	(394,465)	24,038		(911,829)
RESULT FROM OPERATING ACTIVITIES	13,406	(86,646)	(37,779)		(111,019)
Finance income	7,266	928	—		8,194
Finance expenses	(50,729)	(82,823)	38,613	(f)	(94,939)
Net finance expenses	(43,463)	(81,895)	38,613		(86,745)
Share of profit (loss) of equity accounted investees (net of income tax)	30,082	—	—		30,082
PROFIT (LOSS) BEFORE INCOME TAX	25	(168,541)	834		(167,682)
Income tax benefit (expense)	1,358	—	—		1,358
PROFIT (LOSS) FOR THE PERIOD	1,383	(168,541)	834		(166,324)
Attributable to:
Owners of the company	1,383	(168,541)	834		(166,324)
Basic earnings per share	0.01	—	0.01		(0.76)
Diluted earnings per share	0.01	—	0.01		(0.76)
Weighted average number of shares (basic)	158,166,534		60,815,764		218,982,298
Weighted average number of shares (diluted)	158,297,057		60,815,764		219,112,821

Description of transaction
On December 20, 2017, Euronav entered into a Merger Agreement with Gener8 and Merger Sub, a wholly-owned subsidiary of Euronav, pursuant to which Merger Sub will merge with and into Gener8, and Gener8 will continue as the Surviving Corporation that will continue its corporate existence as a wholly-owned subsidiary of Euronav. As a result of the Merger and after the proposed sale of six VLCCs to International Seaways, the Combined Company is expected to become the leading independent large crude tanker operator, with a combined fleet of 77 vessels with an aggregate carrying capacity of approximately 19.1 million dwt. The Merger will result in Euronav shareholders owning approximately 72% of the issued share capital of the Combined Company and Gener8 shareholders owning approximately 28% (based on the fully diluted share capital of Euronav and the fully diluted share capital of Gener8). The Merger is subject to the approval of Gener8’s shareholders, the consent of certain of Gener8’s lenders to assign certain debt facilities to the Combined Company and the effectiveness of a registration statement to be filed by Euronav with the SEC to register the Euronav shares to be issued in the Merger as the Merger Consideration. The Merger is expected to close in the second quarter of 2018. Completion of the Merger is also subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals.
The shareholders of Gener8 and the holders of the Gener8 restricted stock units will receive at the time the Merger is completed shares in Euronav as the Merger Consideration. Pursuant to the Merger Agreement, Euronav will issue approximately 60.8 million new shares to shareholders and holders of Gener8 restricted stock units as Merger Consideration, which gives holders of Gener8 common shares and restricted stock units the right to receive 0.7272 shares in Euronav for each Gener8 common share or restricted stock unit held. Immediately following the Closing of the Merger, 60,815,764 new shares issued as the Merger Consideration will represent approximately 28% of the outstanding shares of the Combined Company on a pro forma basis.
The Merger values the entire issued share capital of Gener8 (including restricted stock units) at approximately $501.7 million at a closing share price of  $8.25 on May 2, 2018 (the latest practicable date used for preparation of the pro forma condensed combined financial information). The value of the Merger Consideration received by holders of Gener8 common share and restricted stock units will ultimately be based on closing price of Euronav ordinary shares on the Closing Date of the Merger, and could materially change.
Euronav ordinary shares are currently listed for trading on the NYSE and Euronext, and Gener8 common shares are currently listed for trading on NYSE. Following the Closing of the Merger, Euronav ordinary shares will continue to be listed on the NYSE and Euronext Brussels and Gener8 common shares will be delisted from NYSE.
2.
Accounting Policies

During the preparation of this unaudited pro forma condensed combined financial information, management of Euronav has performed a preliminary review and comparison of Gener8 U.S. GAAP accounting policies with Euronav’s IFRS accounting policies. For purposes of preparing the unaudited pro forma condensed combined financial information, Gener8’s historical audited consolidated financial statements prepared under U.S. GAAP were reconciled to IFRS, based on a preliminary IFRS analysis. No material adjustments were identified as a result of this exercise. Neither the reconciliation to IFRS nor the resulting pro forma financial information has been audited.
Following the consummation of the combination, management will conduct a final review of Gener8’s accounting policies in an effort to determine if differences in accounting policies require further adjustment or reclassification of Gener8’s statement of profit or loss or reclassification of assets or liabilities to conform to Euronav’s accounting policies and classifications, as required by acquisition accounting rules. As a result of that review, management may identify differences that, when conformed, could have a material impact on this unaudited pro forma condensed combined financial information.
3.
Accounting for the Combination

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of Euronav and Gener8. The acquisition method of accounting, based on IFRS 3, uses the fair value concepts defined in IFRS 13, “Fair Value Measurement” (which we refer to as “IFRS 13”). Acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the purchase price allocation included herein is preliminary and has been presented solely for the purpose of providing pro forma financial information and will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Euronav’s management’s approach to deriving these estimates is described below. Differences between preliminary estimates in the unaudited pro forma condensed combined financial information and the final acquisition accounting will occur and could have a material impact on the accompanying pro forma condensed combined financial information and the Combined Company’s future consolidated financial statements.
The combination of Euronav and Gener8 will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, “Business Combinations”, with Euronav determined as the accounting acquirer under this guidance. The factors that were considered in determining that Euronav should be treated as the accounting acquirer in the Merger were the relative voting rights in the Combined Company, the composition of the board of directors in the Combined Company, the relative sizes of Euronav and Gener8 and the composition of senior management of the Combined Company. With respect to the relative voting rights in the Combined Company, it is noted that after the completion of the Merger, the current Euronav shareholders and the current holders of Gener8 common shares will own approximately 72% and 28% of the Combined Company, respectively. Euronav management believes that the relative voting rights in the Combined Company along with the composition of the board of directors and senior management in the Combined Company were the most significant factors in determining that Euronav is the accounting acquirer.
With respect to the composition of the board of directors in the Combined Company, after the Merger, members of Euronav’s board of directors will continue to serve in such positions of the Combined Company. In addition, Euronav has agreed, pursuant to the Merger Agreement, to take all actions necessary so a current director of Gener8 is nominated by Euronav’s corporate governance and nomination committee and proposed for election to serve on Euronav’s board of directors at the next regularly scheduled annual meeting of Euronav’s shareholders. The composition of the board of directors points to Euronav as the accounting acquirer.
The relative sizes of Euronav and Gener8 were also considered to be factors that supported that conclusion that Euronav is the accounting acquirer. Total assets of Euronav and Gener8 at December 31, 2017 were approximately $2.8 billion and $2.6 billion, respectively. It should also be noted that the carrying value of Euronav’s and Gener8’s equity at December 31, 2017 was $1.8 billion and $1.3 billion, respectively.
The composition of the board of directors and senior management of the Combined Company, wherein all of Euronav’s directors and officers will be retained while no directors or senior management of Gener8 will be retained also played a role in the determination of the accounting acquirer (other than one current director of Gener8 to be nominated by Euronav’s corporate governance and nomination committee and proposed for election to serve on Euronav’s board of directors at the next regularly scheduled annual meeting of Euronav’s shareholders as described above).
The date of the Merger Agreement is December 20, 2017. For pro forma purposes, the valuation of consideration transferred is based on the number of ordinary shares to be issued by Euronav and Euronav’s closing share price of  $8.25 on May 2, 2018, the latest practicable date used for preparation of the pro forma condensed combined financial information. The value of the Merger Consideration that holders of Gener8’s common shares and restricted stock units will receive when the Merger is completed will ultimately be based on the closing price of Euronav’s ordinary shares on the Closing Date of the Merger, which could materially change.

The following represents the preliminary purchase price calculation (in thousands, except per share data, total amounts may not recalculate due to rounding):
Gener8 outstanding shares as of December 31, 2017	83,267
Accelerated vesting of RSUs	363(a)
Gener8 outstanding shares pro forma for closing	83,630
Exchange ratio	0.7272
Euronav common stock issued to Gener8 shareholders	60,816
Closing price per share on May 2, 2018	$8.25
Estimated purchase price paid in shares	$501,730
Stock option cancellation paid in cash	$688(b)
Total estimated purchase price	$502,418

(a)
In June 2015, September 2016 and May 2017, Gener8 granted restricted stock units to certain executive officers and non-employee directors of which a total of 362,613 are outstanding on December 31, 2017. These units convert into common shares upon a change of control. Accordingly, these have been included as part of the estimated closing share count.

(b)
Gener8 granted a total of 525,000 stock options to two executive officers in 2017. These options are exercisable to the extent that they are in the money and any unvested options vest upon a change of control. No shares have been assumed to be issued under these option agreements upon the change of control as, pursuant to the Merger Agreement, they are settled in cash equal to the product of  (i) the number of shares of Gener8 Common Stock subject to such stock options immediately prior to the Closing Date, and (ii) the excess, if any, of the Transaction Value per Share over the exercise price applicable to such shares of Gener8 common stock subject to such stock option. The stock options have an exercise price of  $4.69. These stock options are in the money and will result in cash payment of  $687,750. The stock options were included in the determination of the estimated purchase price as the number of outstanding options was considered in the Exchange Ratio.

The following represents the calculation of the bargain purchase amount and the allocation of the total purchase price based on management’s preliminary valuation of Gener8 identifiable tangible and intangible assets acquired and liabilities assumed as of December 31, 2017 (in thousands of USD):
Total estimated purchase price consideration	502,418
Fair value of net assets acquired and liabilities assumed	556,847
Goodwill/(Bargain purchase)	(54,429)
Vessels, net	1,648,686
Drydocks, net	35,664
Current assets	253,466
Other fixed assets	1,141
Working Capital Pool	26,100
Restricted cash	1,468
Derivative financial instruments	6,020
Other noncurrent assets	2,948
Trade and other payables	(63,492)
Current and noncurrent Bank Debt	(1,353,127)
Other non-current liabilities	(1,175)
Derivative financial instruments	(852)
Fair value of net assets acquired and liabilities assumed	556,847

For pro forma purposes, the fair value of Gener8’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value and this is in excess of the consideration amount. Euronav’s management has reassessed whether Euronav’s management has correctly identified all of the assets acquired and all of the liabilities assumed and this excess remains. Based on these calculations, Euronav shall recognize the resulting gain in earnings on the acquisitions date. The calculation of the bargain purchase or goodwill will also be based on the Closing Date share price of Euronav ordinary shares on the Closing Date of the Merger, which could materially change.
The fair value of assets acquired and liabilities assumed will be determined in accordance with the principles set forth under IFRS 13, Fair Value Measurement. As of December 31, 2017, approximately 88% of Gener8’s total assets were comprised of vessels or vessels under construction. Upon Closing, the carrying value of these assets will be adjusted to reflect management’s best estimates of fair value which will consider current market values obtained from at least two independent ship brokers.
The following provides sensitivities to changes in the fair value of the vessels and vessels under construction:
			Adjustment Depreciations
	Valuation	Goodwill/ (Bargain Purchase)	For the year ended December 31, 2017
Valuations February 28, 2018	1,684,350	(54,429)	(19,786)
Decrease of 5%	1,600,133	29,788	(12,781)
Increase of 5%.	1,768,568	(138,647)	(22,857)
ValuationsVesselValue.com May 2, 2018	1,631,540	(1,619)	(13,562)
The remaining assets mostly include working capital type items and will be adjusted to their net realizable value, if necessary.
Furthermore, as of December 31, 2017, 98% of Gener8’s total liabilities consisted of secured indebtedness and other financial notes. The fair value of such arrangements will be determined using the income approach, which will consider the future cash flows that a market participant would expect to receive from holding the liability as an asset. In applying this approach, an estimate will be made for the effective cost of financing that could be obtained by Gener8 in the market at or near the closing date of the Merger. This estimate will consider the terms of recently executed credit facilities in addition to Euronav’s assessment of prevailing market conditions for financing arrangements under similar terms, conditions and Gener8 creditworthiness. The fair value of the Senior Notes gives effect to the repayment of the Senior Notes at or near the Closing Date of the Merger as agreed among Gener8 and certain affiliates of BlueMountain Capital Management LLC in the BlueMountain Agreement which equals the principal amount outstanding plus all accrued interest plus the repayment premium of 1.00%.
Should the above valuation exercise of Gener8’s assets, liabilities result in a bargain purchase gain on the Closing Date, Euronav shall reassess whether it has correctly identified all of the assets acquired or liabilities assumed and it will review the procedures used to measure such amounts.
Euronav’s closing share price on the day prior to the Merger announcement, December 20, 2017, was $8.10 per share and Euronav agreed to issue approximately 60.8 million shares (valuing the announced consideration at $492.6 million). For purposes of the pro forma information, the closing share price on May 2, 2018 (the latest practicable date used for preparation of the pro forma condensed combined financial information) of  $8.25 has been used and has been compared with a fair valuation of Gener8 net assets as of December 31, 2017 which we have estimated to be $556.8 million, implying that Euronav would record a bargain purchase gain of  $54.4 million. The terms of the transaction, however, were largely based on the net asset valuations of Euronav and Gener8 at December 31, 2017.

The following provides sensitivities to changes in the purchase price due to changes in Euronav’s share price.
	Price per Euronav share	Gener8 exchanged shares	Total purchase price consideration in shares	(Bargain purchase gain)/ goodwill
	(in thousands except per share data)
May 2, 2018	8.25	60,816	501,730	(54,429)
Decrease of 20%	6.60	60,816	401,348	(154,775)
Increase of 20%	9.90	60,816	602,076	45,917
Occasionally, an acquirer will make a bargain purchase, which is a business combination in which the consideration amount is less than the aggregate of the assets acquired and the liabilities assumed. Before recognizing a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review. If that shortfall remains, the acquirer shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer.
4.
Unaudited Pro Forma Condensed Combined Statement of Financial Position Adjustments as of December 31, 2017

A.
Adjustments and reclassifications from U.S. GAAP to IFRS

Gener8’s historical audited and unaudited financial statements were prepared in accordance with U.S. GAAP and presented in thousands of U.S. dollars. For purpose of preparing the unaudited pro forma condensed combined financial information, Gener8’s historical audited consolidated financial statements prepared under U.S. GAAP were reconciled to IFRS, as applicable, based on a preliminary IFRS analysis. No material adjustments were identified as a result of this exercise.
This reconciliation from U.S. GAAP to IFRS has not been audited. Furthermore, this is not intended to be a complete reconciliation from U.S. GAAP to IFRS as certain differences are adjusted for as part of the fair value adjustments included in the preliminary pro forma purchase price allocation.
B.
Pro Forma Adjustments

(a) Vessels and Vessels under construction — fair value adjustment:
Vessels and drydock.   As of December 31, 2017, the estimated fair value and the carrying value of the Gener8 vessels was $1,684.4 million and $2,327.1 million, respectively, giving rise to a preliminary purchase price allocation adjustment reducing the carrying value by $642.7 million. The estimated fair value is based on management’s estimates after considering market values obtained from independent ship brokers, which are inherently uncertain, and based on charter free vessels. In addition, vessel values are highly volatile, as such, these estimates may not be indicative of the current and future basic market value of the vessels or prices that could be achieved if the vessels were sold.
(b)
Vessels

(i)
Sale of six VLCC vessels to International Seaways.   On April 18, 2018, Euronav and International Seaways entered into a stock purchase and sale agreement, pursuant to which, subject to the consummation of the Merger, Euronav would sell and International Seaways agrees to purchase all of the issued and outstanding shares of Gener8 Maritime Subsidiary VII Inc. (a wholly owned subsidiary of Gener8), net of assumed debt, for a net purchase price of  $116.4 million. The sale is contingent on certain conditions, including, the Closing of the Merger, International Seaways’ receipt of financing necessary to consummate the acquisition, amendment of International Seaways’ credit facility as required to consummate the transaction, completion of International Seaways’ due diligence to its reasonable satisfaction, execution of a definitive stock purchase agreement between the parties and receipt of all required third-party consents, third-party approvals and regulatory approvals. Gener8 Maritime Subsidiary VII Inc. owns six VLCC vessels which have an aggregate fair value of  $428.8 million and debt for a total value of  $316.9. As result of this transaction, the carrying value of the Vessels have been reduced by $428.8 million, the cash and cash equivalents have been increased by $111.9 million and the bank loans have been reduced by $316.9 million.
(ii)
Purchase of the Seaways Laura Lynn from International Seaways.   Additionally, Euronav and International Seaways entered into an agreement, pursuant to which, subject to the consummation of the Merger, Euronav would buy and International Seaways agrees to sell the Seaways Laura Lynn for an amount of  $32.5 million. As a result of this transaction, the carrying value of the Vessels have been increased by $32.5 million and the bank loans have been increased by the same amount.

(c)
Stock Options.   A total of 525,000 stock options with exercise price $4.69 are assumed to be exercised at the Closing Date of the Merger in exchange of an amount of  $0.7 million in cash which is the number of shares of Gener8 Common Stock subject to such stock option immediately prior to the Closing Date, and, the excess, if any, of the Transaction Value per Share over the exercise price applicable to such shares of Gener8 Common Stock subject to such stock option.

(d)
Equity.   The following adjustments have been made to equity:

	Share capital	Share premium	Retained earnings	Shareholders’ Equity
Share consideration to Gener8	66,101	435,629		501,730(i)
Elimination of Gener8 historic equity balance	(833)	(1,519,564)	246,071	(1,274,326)
Estimated Euronav transaction costs			(10,000)	(10,000)
Bargain purchase gain arising from the Merger			54,429	54,429
	65,268	(1,083,935)	290,500	(728,167)

(i)
Represents the ordinary shares of Euronav issued to Gener8 shareholders and RSU holders as consideration for the Merger. This amount is based on the issuance of 60.8 million common shares, par value $1.087 per share, at a price of  $8.25 per share, which is the closing price on the NYSE on May 2, 2018 (the latest practicable date used for preparation of the pro forma condensed combined financial information).

(e)
Long-term debt.   Gener8’s long-term debt consists of secured borrowings, the Senior Notes and unamortized discount and debt financing costs (which have been recorded as a contra-liability).

(i)
Secured borrowings.   The preliminary purchase price allocation estimates the fair value of Gener8’s secured borrowings, all of which will be assumed as part of the Merger. Fair value was measured using the income approach, which takes into account the future cash flows that a market participant would expect to receive from holding the liability as an asset. The carrying amount of the variable rate borrowings under the secured debt facilities as of December 31, 2017 approximates the fair value estimated based on current market rates and Gener8’s credit spreads. Gener8’s credit spread is estimated as the spread over LIBOR which varies from 1.5% to 3.75% (depending on the facility) which is Euronav’s management best estimate. Accordingly, no fair value adjustment has yet been made.

(ii)
Senior Notes.   As part of the Merger Agreement and the Letter agreement between Gener8 and certain affiliates of BlueMountain Capital Management LLC, the Senior Note with a carrying value of  $194.3 million (as of December 31, 2017) will be prepaid at or near the Closing Date for an estimated amount of  $207.0 million (including the 1% prepayment). In determining the fair value of the Senior Notes, the income approach was applied and the Senior Notes expected redemption amount at the Closing Date of the Merger was discounted to December 31, 2017. The Gener8’s credit spread is estimated at 14.03% which is Euronav’s management best estimate. The repayment of the Senior Notes will be financed in full by Euronav under its existing liquidity (cash at hands and credit facilities). As such, the pro forma adjustment is limited to the decrease of the carrying value of the Senior Notes by $0.4 million.

(iii)
Unamortized discount and debt financing costs.   Given the determination of fair value of Gener8’s secured debt and senior notes above, all unamortized discount and debt financing costs of  $49.8 million were eliminated as part of the fair value measurement. Additionally, we expect to pay an aggregate of  $8.3 million in debt financing costs to obtain various consents from Gener8’s lenders. These amounts have been reflected as debt financing costs on a pro-forma basis.

(f)
Long-term debt reclassification.    Given the anticipated noncompliance with the interest coverage ratio covenants under its senior secured credit facilities following the covenant compliance testing for the first quarter of 2018, the existence of the cross default provisions and the absence of any current solution for Gener8 as a standalone entity that would cure the noncompliance for at least the next 12 months, Gener8 classified its outstanding indebtedness under its senior secured credit facilities and related debt financing costs as a current liability as of December 31, 2017. Upon the expected and required amendments to the Gener8 loan agreements, which should become effective following completion of the Merger, the existing interest expense coverage ratio covenants will no longer apply and as such $1,001.1 million of debt has been reclassified from short term debt to long term debt for purposes of the Pro Forma Combined financial information.

(g)
Trade payables and other payables — estimated transaction costs.

(i)
A total of  $10.0 million has been estimated as Euronav’s transaction costs to completing the Merger. The actual transaction costs incurred could differ materially from this estimate. These costs mainly consist of advisory and other professional fees and have been recorded to accrued expenses and retained earnings.

(ii)
A total of  $33.7 million has been estimated as Gener8’s transaction costs to completing the Merger. The actual transaction costs incurred could differ materially from this estimate. These costs include an estimate of  $22.1 million of advisory and other professional fees and $11.6 million of costs related to executive termination costs. These amounts have been recorded as part of the purchase price allocation.

5.
Unaudited Pro Forma Condensed Combined Statements of Profit or Loss Adjustments for the Year Ended December 31, 2017

A.
Adjustments from U.S. GAAP to IFRS

Gener8’s historical audited consolidated financial statements were prepared in accordance with U.S. GAAP and presented in thousands of U.S dollars. For purpose of preparing the unaudited pro forma condensed combined financial information, Gener8’s historical audited consolidated financial statements prepared under U.S. GAAP were reconciled to IFRS, as applicable, based on a preliminary IFRS analysis. No material adjustments were identified as a result of this exercise.
This reconciliation from U.S. GAAP to IFRS has not been audited. Furthermore, this is not intended to be a complete reconciliation from U.S. GAAP to IFRS as certain differences are adjusted for as part of the fair value adjustments included in the preliminary pro forma purchase price allocation.

B.
Pro Forma Adjustments

(a)
Revenue.   The impact of the expected sale of Gener8 Maritime VII, which includes six vessels, at Closing has been included as a pro forma adjustment resulting in an adjustment of the total revenues generated from these vessels for the year ended December 31, 2017 by $61.8 million. The impact of the expected purchase of the Seaways Laura Lynn from International Seaways has not been taken into account as the impact on revenue cannot be reliably measured. However, Euronav’s management believes the impact on revenue would not be material.

(b)
Voyage expenses and commissions.   The impact of the expected sale of Gener8 Maritime VII, which includes six vessels, at Closing Date has been included as a pro forma adjustment resulting in an adjustment of these expenses for the year ended December 31, 2017 by $0.02 million.

(c)
Vessel operating expenses.   The impact of the expected sale of Gener8 Maritime VII, which includes six vessels, at Closing has been included as a pro forma adjustment resulting in an adjustment of these expenses for the year ended December 31, 2017 by $17.0 million. The impact of the expected purchase of the Seaways Laura Lynn from International Seaways has not been taken into account as the impact on vessel operating expenses cannot be reliably measured. However, Euronav’s management believes the impact on vessel operating expenses would not be material.

(d)
Depreciation.

(i)
Depreciation expense for the year ended December 31, 2017 have been increased by $19.8 as a consequence of the fair value adjustment to the carrying balance of these vessels as part of the preliminary purchase price allocation and the application of the Euronav depreciation accounting policy. For the Pro forma depreciation expense, Euronav’s management has applied its accounting policy for the depreciation of vessels and drydock whereby (i) depreciation is calculated on a straight-line basis over the anticipated useful life of the vessel from date of delivery to zero and (ii) for an acquired or newly built vessel, a notional drydock component is allocated from the vessel’s cost and depreciated on a straight-line basis to the next estimated drydock.

(ii)
The impact of the intended sale of Gener8 Maritime VII, which includes six vessels, at Closing has been included as a pro forma adjustment. The depreciation expense for the year ended December 31, 2017 have therefore been reduced by $21.5 million.

(e)
General and administrative expenses. Gener8 recognized $ 1.4 million as transaction expenses relating to the merger during the year ended December 31, 2017, and accordingly, these amounts are included as a reduction to the general and administrative expenses as a pro forma adjustment.

(f)
Finance expenses.

(i)
Deferred financing fee amortization — Unamortized deferred charges relating to Gener8’s secured debt were eliminated and reflected in the fair value assessment of the debt. Gener8 recognized $14.9 million as amortization expense in connection with these deferred charges during the year ended December 31, 2017 and accordingly, these amounts are included as a reduction to finance expense on a pro forma basis.

(ii)
New refinancing fees amortization — The amortization of the new refinancing fees have been reflected in the finance expenses for the year ended December 31, 2017 for $2.0 million. These refinancing fees are related to the secured debts and Senior Notes. The total amount of refinancing fee is $8.3 million.

(iii)
Senior Notes: The finance expenses relating to the senior notes for the year ended December 31, 2017 have been adjusted for $13.1 million to reflect the elimination of the finance expense for the Senior Notes payable by Gener8 under the BlueMountain Agreement (fixed rate 11%) and the new finance expense payable under the new credit facility (3.73%, which is Euronav average cost of debt).

(iv)
The impact of the intended sale of Gener8 Maritime VII, which includes six vessels, at Closing has been included as a pro forma adjustment. The related finance expenses for the assumed debt for the year ended December 31, 2017 have been reduced by $12.7 million and $6.6 million, respectively.

6.
Earnings per share

The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the consolidated basic and diluted weighted average shares of the Combined Company. The pro forma basic and diluted weighted average shares outstanding are a combination of historic Euronav ordinary shares and the shares issued as part of the combination to holders of Gener8 common shares and restricted stock units at the Exchange Ratio of 0.7272 of a Euronav ordinary share per Gener8 common share and RSU.
The weighted average numbers of common shares outstanding were calculated as follows for the year ended December 31, 2017:
For the year ended December 31, 2017
Weighted average number of common shares – historical	158,166,534
Pro forma number of common shares issued to Gener8 Shareholders	60,552,072
Pro forma number of common shares issued to Gener8 RSU holders	263,692
Pro forma weighted average number of common shares – basic	218,982,298
Effect of dilutive securities:
Share-based payment arrangements	130,523
Pro forma weighted average number of common shares – diluted	219,112,821

INFORMATION ABOUT EURONAV
Euronav
Euronav NV was incorporated under the laws of Belgium on June 26, 2003 for an indefinite term and grew out of the combination of certain tanker businesses carried out by three companies that had a strong presence in the shipping industry: Compagnie Maritime Belge NV, or CMB, formed in 1895, Compagnie Nationale de Navigation SA, or CNN, formed in 1938, and Ceres Hellenic Shipping Enterprises Ltd., or Ceres Hellenic, formed in 1950. Euronav’s predecessor started doing business under the name “Euronav” in 1989. Euronav’s Company has the legal form of a public limited liability company (naamloze vennootschap/société anonyme).
Euronav’s principal shareholder is Marc Saverys, individually or through Saverco NV, or Saverco, an entity controlled by him. The Saverys family has had a continuous presence in the shipping industry since the early nineteenth century. The Saverys family owned a shipyard that was founded in 1829, owned and operated various shipowning companies since the 1960s, and acquired CMB in 1991.
Euronav’s ordinary shares have traded on Euronext Brussels since December 2004. In January 2015, Euronav completed its underwritten initial public offering in the United States of 18,699,000 ordinary shares at $12.25 per share, and Euronav’s ordinary shares commenced trading on the New York Stock Exchange, or NYSE. In March 2015, Euronav completed its offer to exchange unregistered ordinary shares that were previously issued in Belgium (other than ordinary shares owned by Euronav’s affiliates) for ordinary shares that were registered under the U.S. Securities Act or the Exchange Act, in which an aggregate of 42,919,647 ordinary shares were validly tendered and exchanged. Euronav’s ordinary shares currently trade on the NYSE and Euronext under the symbol “EURN.”
Euronav is a fully-integrated provider of international maritime shipping and offshore services engaged primarily in the transportation and storage of crude oil. As of May 2, 2018, Euronav owned or operated a modern fleet of 53 vessels (including four chartered-in vessels and two newbuildings expected to be delivered in 2018) with an aggregate carrying capacity of approximately 13.4 million deadweight tons, or dwt, consisting of 28 very large crude carriers, or VLCCs, 1 V-plus, 22 Suezmax vessels (including two under construction as of May 2, 2018), and two floating, storage and offloading vessels, or FSOs (in which Euronav holds a 50% ownership interest). The average age of Euronav’s fleet as of May 2, 2018 was approximately 8.7 years, as compared to an industry average age as of May 2, 2018 of approximately 9.4 years for the VLCC fleet and 9.4 years for the Suezmax fleet.
Recent Developments
For a list of the vessels in Euronav’s fleet, please see Item 4. “Information on the Company — B. Business Overview — Our Fleet” of Euronav’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, as filed with the SEC on April 17, 2018.
Additional information concerning Euronav is included in reports filed or furnished to the SEC by Euronav under the Exchange Act that are incorporated by reference into this proxy statement/prospectus. For additional information, please see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference” beginning on page 164 of this proxy statement/prospectus.

INFORMATION ABOUT GENER8
Gener8 Maritime, Inc. is a leading U.S.-based provider of international seaborne crude oil transportation services, resulting from a transformative merger between General Maritime Corporation, a well-known tanker owner, and Navig8 Crude Tankers Inc., a company sponsored by the Navig8 Group, an independent vessel pool manager. General Maritime Corporation was founded in 1997 by its Chairman and Chief Executive Officer, Peter Georgiopoulos, and has been an active owner, operator and consolidator in the crude tanker sector. As of May 2, 2018, Gener8 owned a fleet of 29 tankers on the water, consisting of 21 VLCCs, six Suezmax vessels, and two Panamax vessels, with an aggregate carrying capacity of approximately 7.4 million dwt. The weighted average age of Gener8’s fleet as of May 2, 2018 was approximately 4.0 years.
Gener8’s ordinary shares currently trade on the NYSE under the symbol “GNRT.”
Recent Developments
Gener8 Lender Consents
In connection with the consummation of the Merger, Gener8 is required to obtain (i) the consent of the required parties under its applicable credit agreements to (1) permit Euronav’s ownership of Gener8’s equity interests; (2) remove the requirement that each of Peter Georgiopoulos, Gary Brocklesby and Nicolas Busch remain a director of Gener8; (3) permit the Merger; (4) permit the payment in full of Gener8’s indebtedness to certain affiliates of BlueMountain Capital Management, LLC and (5) remove the requirement that Gener8’s shares remain listed on the New York Stock Exchange; and (ii) such other amendments, consents and waivers under its applicable credit agreements and related transaction documents in order to allow the Merger to be properly entered into and documented without causing a breach of any of the terms of such agreements (the consents described in this paragraph, collectively, the “Specified Approvals”). The parties have obtained the Specified Approvals.
Gener8 Loan Covenants
Gener8 is subject to a number of covenants under its senior notes and senior secured credit facilities, including covenants governing the minimum amount of cash and cash equivalents it maintains, its ratio of consolidated EBITDA to its aggregate cash interest expense for its consolidated indebtedness, its ratio of consolidated indebtedness (net of unrestricted cash and cash equivalents) to its consolidated total capitalization, and the minimum aggregate appraised value of the vessels it has pledged as collateral under its senior secured credit facilities. Pursuant to interest expense ratio covenants under Gener8’s senior secured credit facilities, its ratio of consolidated EBITDA to consolidated cash interest expense, each as defined in the underlying credit agreements, must be no less than 2.5x.
As of December 31, 2017, Gener8 was in compliance with the Interest Coverage Ratio Covenants. For the four consecutive fiscal quarters testing period, as defined in the underlying credit agreements, ended December 31, 2017, Gener8’s Interest Coverage Ratio was 3.3x. Under the Sinosure Credit Agreement, the appraised value of pledged vessels may not be less than 135% of the aggregate principal amount of outstanding loans under the credit facility. As of March 9, 2018, which was the most recent date for which Gener8 completed its testing of the collateral maintenance covenant, Gener8 was in compliance with this covenant. Gener8 is required to deliver compliance certificates to its lenders under its senior secured credit facilities certifying to, among other things, its compliance with the financial covenants under such senior secured credit facilities for (i) the test period ended March 31, 2018 by May 15, 2018 and (ii) the test period ending June 30, 2018 by August 14, 2018.
Due to the weaker tanker industry, low charter rates and higher interest costs Gener8 management determined that it was virtually certain as of the date the 2017 financial statements were available for issuance that Gener8 would not be in compliance with the interest expense coverage ratio covenants under its senior secured credit facilities and has obtained short-term waivers from its lenders that extend through the expected closing date of the Merger. The waivers for (i) the Sinosure Credit Agreement and KEXIM Credit Agreement cover the covenant test period ending on March 31, 2018, and (ii) the Nordea Credit Agreement cover the same period, and automatically extend to include the subsequent test period ending on June 30, 2018, provided that the Merger is consummated. Please see “Risk Factors.”

Moreover, in the event of continued weakness in vessel values, if the current market environment declines further or does not recover sufficiently, there is a possibility that Gener8 not comply with the collateral maintenance covenant under the Sinosure Credit Facility as early as the second quarter of 2018 without a waiver or amendment to the credit facility.
To address these issues, Gener8 may pursue alternatives which may include discussions with lenders and/or Euronav regarding potential options, waivers or amendments from its lenders, reduction of the debt outstanding under its senior secured credit facilities, and/or other options. Any such actions may be subject to conditions. If market or other conditions are not favorable, or if such discussions do not result in a favorable outcome, Gener8 may be unable to take any such actions or obtain waivers or amendments from its lenders on acceptable terms or at all.
Absent such waivers or amendments, if Gener8 fails to cure its non-compliance following applicable notice and expiration of applicable cure periods, Gener8 would be in default of one or more of its senior secured credit facilities. If such a default occurs, Gener8 would also be in default under its senior notes. Each of Gener8’s senior secured credit facilities and senior notes contain cross default provisions that would be triggered by Gener8’s failure to comply with these covenants. As a result, approximately $1.0 billion of Gener8’s indebtedness as of December 31, 2017 could be declared immediately due and payable. Gener8 may not have sufficient assets available to satisfy its obligations. Substantially all of Gener8’s assets, including all of its vessels, are pledged as collateral to its lenders, and its lenders may seek to foreclose on their collateral if a default occurs. Gener8 may have to seek alternative sources of financing on terms that may not be favorable to Gener8 or that may not be available at all. Therefore, Gener8 could experience a material adverse effect on its business, financial condition, results of operations and cash flows.
Euronav’s obligations to effect the Merger are not subject to Gener8 obtaining any such waivers or amendments. However, Euronav’s obligations to effect the Merger are subject to, among other things, there not having occurred any material adverse effect with respect to Gener8. Euronav may, to the extent permitted by law, waive any such condition of the Merger.
Given the anticipated noncompliance of the interest expense coverage ratio covenant as of March 31, 2018, the existence of the cross default provisions, and the absence of any current solution which would cure the noncompliance for at least the next 12 months, Gener8 reclassified approximately $1 billion of its outstanding indebtedness, net of unamortized deferred financing costs, that were previously reported as long-term debt to long-term debt, current portion (See Note 21, Restatement of Previously Issued Consolidated Financial Statements, to the consolidated financial statements in Item 8 of the Gener8 Form 10-K Amendment, which is incorporated by reference into this proxy statement/prospectus, for more information).
Euronav is in advanced negotiations with the lenders under the KEXIM Credit Agreement and the Nordea Credit Agreement to amend such facilities following completion of the Merger to include Euronav as a guarantor and to revise the covenant compliance testing to apply on a Combined Company basis. Euronav cannot provide any assurance that these lenders will agree to any of these amendments or that these amendments will be entered into. The Sinosure Credit Agreement is expected to be assumed or repaid by International Seaways in connection with the Sale of the VLCCs to International Seaways in connection with the closing of the Merger, although Euronav can provide no assurance that this will be the case. Accordingly, Euronav does not believe further amendments or waivers to the Sinosure Credit Agreement are required. Please see “Related Agreements — Sale of VLCCs to International Seaways.”
Amendment to Gener8 Form 10-K
On May 4, 2018, Gener8 filed Amendment No. 2 on Form 10-K/A (the “Gener8 Form 10-K Amendment”) which amends its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, with the SEC on March 15, 2018, as amended by Amendment No. 1 that was filed with the SEC on April 30, 2018 . Gener8 filed the Gener8 Form 10-K Amendment to amend and restate its audited consolidated financial statements and related disclosures for the year ended December 31, 2017, and to refile an exhibit thereto in order to correct numerical errors in computation of the ratio of earnings to fixed charges, for the year ended December 31, 2017 and managements assesment of Gener8’s internal controls over financial reporting as of December 31, 2017 (the “Restatement”). Gener8’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 15, 2018, as amended on April 30, 2018 and May 4, 2018, respectively, are incorporated by reference in this proxy statement/prospectus.
Background of the Restatement
As discussed above and elsewhere in this proxy statement/prospectus, Gener8 is required to comply with various collateral maintenance and financial covenants, including covenants with respect to its maximum leverage ratio, minimum cash balance and an interest expense coverage ratio under its senior secured credit facilities. While Gener8 was in compliance with all such covenants that were in effect as of December 31, 2017, due to the weaker tanker industry, low charter rates, and higher interest costs, Gener8’s management determined that it was virtually certain as of the date the 2017 financial statements were available for issuance, that Gener8 would not be in compliance with the interest expense coverage ratio covenant as of March 31, 2018. The consolidated balance sheet of Gener8 as of December 31, 2017 and related notes thereto included in Item 8 — Financial Statements and Supplementary Data to the Gener8 Form 10-K Amendment have been restated to reclassify approximately $1 billion of Gener8’s outstanding indebtedness, net of unamortized deferred financing costs, that were previously reported as long-term debt to long-term debt, current portion. Please see “Risk Factors” and “Information About Gener8.”
Gener8 Going Concern
In addition, as prescribed by Accounting Standards Codification (“ASC”) 205-40, Going Concern, Gener8 is required to assess its ability to continue as a going concern each reporting period and to provide related footnote disclosures in certain circumstances. In this regard, Gener8’s operations, cash flows, liquidity, and its ability to comply with financial covenants related to its senior secured credit facilities have been negatively impacted by a weaker tanker industry, lower charter rates, and higher interest costs on its outstanding indebtedness whereby the Company incurred a net loss of  $168.5 million for the year ended December 31, 2017 and had an accumulated deficit of  $264.7 million as of December 31, 2017. Gener8’s management considered the significance of these negative financial conditions in relation to Gener8’s ability to meet its current and future obligations and determined that these conditions raise substantial doubt about Gener8’s ability to continue as a going concern as of December 31, 2017.
The financial statements included in Item 8 — Financial Statements and Supplementary Data of the Gener8 Form 10-K Amendment, which is incorporated by reference herein, have been prepared on the basis of accounting principles applicable to a going concern, which contemplate the realization of assets and extinguishment of liabilities in the normal course of business. Gener8’s ability to continue as a going concern is contingent upon, among other things, its ability to: (i) develop and successfully implement a plan to address these factors, which may include refinancing its existing credit agreements, or obtaining waivers or modifications to its credit agreements from its lenders, raising additional capital through selling assets (including vessels), reducing or delaying capital expenditures or pursuing other options that may be available to it, which may include pursuing strategic opportunities and equity or debt offerings; (ii) return to profitability, and (iii) remain in compliance with its credit facility covenants, as the same may be modified. The realization of its assets and the satisfaction of its liabilities are subject to uncertainty. The financial statements included in Item 8 — Financial Statements and Supplementary Data of the Gener8 Form 10-K Amendment do not include any direct adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should Gener8 be unable to continue as a going concern. For more information on the negative financial conditions that raise substantial doubt about Gener8’s ability to continue as a going concern and management’s plans, see Note 21, Restatement of Previously Issued Consolidated Financial Statements, to Gener8’s consolidated financial statements for the year ended December 31, 2017 included in Item 8 — Financial Statements and Supplementary Data of the Gener8 Form 10-K Amendment which is incorporated by reference herein.
Gener8 Controls and Procedures
As a result of the Restatement, Gener8 management identified an internal control design deficiency representing a material weakness existed as of December 31, 2017 because Gener8’s internal controls over financial reporting did not prevent or detect the error related to the misclassification of Gener8’s outstanding indebtedness under its senior secured credit facilities and related debt financing costs between noncurrent and current, or the negative financial conditions that raised substantial doubt regarding Gener8’s ability to continue as a going concern prior to the date of the original filing of the Gener8’s Form 10-K on March 15, 2018. Item 9A – Controls and Procedures to the Gener8 Form 10-K Amendment, which is incorporated by reference herein discloses the material weaknesses in Gener8’s internal controls associated with the Restatement.

BENEFICIAL OWNERSHIP OF GENER8 COMMON SHARES
The following table sets forth the beneficial ownership of Gener8 common shares, as of May 2, 2018, held by each person or entity that Gener8 knows beneficially owns 5% or more of Gener8’s common shares and each of Gener8’s executive officers and directors.
Beneficial ownership is determined in accordance with the Commission’s rules. All holders of Gener8 common shares, including the shareholders listed in the table below, are entitled to one vote for each common share held.
Name	Number of Shares	Percentage Owned(17)
Certain funds managed by Oaktree(1)	13,062,118	15.7%
BlackRock, Inc.(2)	7,968,633	10.7%
BlueMountain Capital Management, LLC(3)	7,842,904	9.4%
Certain funds affiliated with Aurora(4)	6,264,594	7.6%
FMR, LLC(5)	6,233,319	7.5%
Certain funds managed by Avenue Capital Group(6)	5,712,814	6.9%
Executive Officers and Directors:(7)
Peter C Georgiopoulos(8)	1,365,103	1.6%
Leonard J Vrondissis(9)	83,495	*
John P Tavlarios(10)	67,110	*
Milton H Gonzales, Jr(11)	41,944	*
Sean Bradley(12)	41,944	*
Ethan Auerbach(3)(13)	3,228,512	2.9%
Nicolas Busch(14)	9,584	*
Adam Pierce(15)	9,584	*
Roger Schmitz(16)	9,584	*
Steven D Smith(4)	6,264,594	7.6%
All Directors and named executives as a group (10 persons)	11,121,346	13.4%

*
Less than 1% of the outstanding shares of common stock.

(1)
Based on the Schedule 13G/A filed by Oaktree Capital Management, L.P., dated as of February 9, 2018, the shares listed consist of 11,923,244 shares held directly by OCM Marine Holdings TP, L.P. (“OCM Marine”), 1,129,290 shares held directly by Opps Marine Holdings TP, L.P. (“Opps Marine”) and 9,584 shares held directly by OCM FIE, LLC (“OCM FIE”).

The Schedule 13G/A reports that OCM Marine, OCM FIE, OCM Marine GP CTB, Ltd., Oaktree Principal Fund V, L.P., Oaktree Principal Fund V GP, L.P., Oaktree Principal Fund V GP Ltd., Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC, Oaktree Holdings, LLC, Oaktree Capital Management, L.P., Oaktree Holdings, Inc., Oaktree Capital Group, LLC and Oaktree Capital Group Holdings GP, LLC each have sole voting and dispositive power with respect to, and thus may be deemed to indirectly beneficially own, the shares held directly by OCM Marine.
The Schedule 13G/A reports that Opps Marine, OCM FIE, Oaktree Fund GP 2A Ltd., Oaktree Capital Management, L.P., Oaktree Holdings, Inc., Oaktree Capital Group, LLC and Oaktree Capital Group Holdings GP, LLC each has sole voting and dispositive power with respect to, and thus may be deemed to indirectly beneficially own, the shares held directly by Opps Marine.
The address of these beneficial owners is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Does not include 11,214 shares which may be issuable in settlement of restricted stock units granted to Adam Pierce on May 16, 2017.

(2)
Based on a Schedule 13G filed by BlackRock, dated as of February 1, 2018, the shares listed consist of 8,884, 887 shares held directly by BlackRock and its subsidiaries, of which such holders have sole voting power as to 8,803,940 shares and sole dispositive power as to 8,884,887 shares.

(3)
Based on the Schedule 13D filed by BlueMountain Capital Management, LLC (“BMCM”), dated as of December 20, 2017, the shares listed consist of 3,069,447 shares beneficially owned by BMCM; 405,334 shares held directly by BlueMountain Kicking Horse Fund L.P. (“BMKH”); 1,179,786 shares held directly by BlueMountain Credit Opportunities Master Fund I L.P. (“BMCO”); 1,589,135 shares held directly by BlueMountain Montenvers Master Fund SCA SICAV-SIF (“BMM”); 58,045 shares held directly by BlueMountain Distressed Master Fund L.P. (“BMD”); 101,020 shares held directly by BlueMountain Summit Trading L.P. (“BMST”); 332,991 shares held directly by BlueMountain Guadalupe Peak Fund L.P. (“BMGP”); 928,882 shares held directly by BlueMountain Timberline Ltd (“BMT”); and 178,264 shares held directly by BlueMountain Strategic Credit Master Fund L.P. (“BMSC”) (collectively, the “BlueMountain Funds”). BlueMountain Capital Management, LLC is the investment manager of each BlueMountain Fund, and has shared voting and dispositive power with respect to the 7,842,904 shares directly owned by the BlueMountain Funds. BlueMountain Kicking Horse Fund GP, LLC (BMKH GP”) has shared voting and dispositive power with respect to the 405,334 shares directly owned by BlueMountain Kicking Horse Fund L.P. Blue Mountain Credit Opportunities GP I, LLC (“BMCO GP”) has shared voting and dispositive power with respect to the 1,179,786 shares held directly by BMCO. BlueMountain Montenvers GP s.à.r.l. (“BMM GP”) has shared voting and dispositive power with respect to the 1,589,135 shares held directly by BMM. BlueMountain Distressed GP, LLC (“BMD GP”) has shared voting and dispositive power with respect to the 58,045 shares held directly by BMD. BlueMountain Summit Opportunities GP II (“BMST GP”) has shared voting and dispositive Power with respect to the 101,020 shares held directly by BMST. BlueMountain Long/Short Credit GP, LLC (“BMGP GP”) has shared voting and dispositive power with respect to the 332,991 shares held directly by BMGP. BlueMountain Strategic Credit GP, LLC (“BMSC GP”) has shared voting and dispositive power with respect to the 178,264 shares held directly by BMSC. BlueMountain GP Holdings, LLC is the sole owner of each of BMKH GP, BMCO GP, BMD GP, BMST GP, BMGP GP and BMSC and has shared voting and dispositive power with respect to 5,324,887 shares directly owned by the BlueMountain Funds.

The address of these beneficial owners is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 12th Floor, New York, NY 10017.
(4)
Based on the Schedule 13G filed by Gerald L. Parsky, dated as of January 8, 2018, the shares listed consist of 4,054,054 shares held directly by ARF II Maritime Holdings LLC (“ARF II MH”); 48,378 shares held directly by ARF II Maritime Equity Partners LP (“ARF II MEP”); and 2,162,162 shares held directly by ARF II Maritime Equity Co-Investors LLC (“ARF II ME CO”).

The Schedule 13G reports that (a) Aurora Resurgence Fund II L.P. and Aurora Resurgence Capital Partners II LLC each has sole voting and dispositive power with respect to, and thus may be deemed to beneficially own, the shares directly held by ARF II MH, (b) Aurora Resurgence Advisors II LLC has sole voting and dispositive power with respect to, and thus may be deemed to beneficially own, the shares directly held by ARF II MEP, and (c) Aurora Resurgence Advisors II LLC has sole voting and dispositive power with respect to, and thus may be deemed to beneficially own, the shares directly held by ARF II ME CO.
The Schedule 13G reports that Gerald L. Parsky and Steven D. Smith, who are the managing members of each of Aurora Resurgence Advisors II LLC and Aurora Resurgence Capital Partners II LLC have shared voting and dispositive power with respect to the shares directly held by ARF II MH, ARF II MEP, and ARF II ME CO, and are deemed to share beneficial ownership of these shares. The Schedule 13G reports that each of Gerald L. Parsky and Steven D. Smith disclaim beneficial ownership of any shares held by ARF II MH, ARF II MEP and ARF II ME CO.
The address of these beneficial owners is c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.

(5)
Based on the Schedule 13G filed by FMR, LLC, dated as of February 13, 2018, the shares listed are beneficially owned by FIAM LLC and FMR Co., Inc. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(6)
Based on the Schedule 13D/A filed by Avenue Capital Management II, L.P., dated as of March 26, 2018, Marc Lasry shares the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of 5,712,814 Shares held by certain private funds managed by Avenue Capital Management and Avenue Europe International Management, L.P., a Delaware limited partnership (“Avenue Europe International”). Avenue Capital Management II GenPar, LLC, a Delaware limited liability company, is the general partner of Avenue Capital Management. Avenue Europe International Management GenPar, LLC, a Delaware limited liability company, is the general partner of Avenue Europe International. The principal business address of Avenue Europe International and Avenue Europe International Management GenPar, LLC is 399 Park Avenue, 6 Floor, New York, NY 10022.

(7)
Unless otherwise indicated the business address of each beneficial owner identified is c/o Gener8 Maritime, Inc., 299 Park Avenue, Second Floor, New York, New York 10171.

(8)
Does not include 216,276 shares which may be issuable in settlement of restricted stock units granted on June 24, 2015. Includes 500,000 stock options granted on January 5, 2017.

(9)
Does not include 41,591 shares which may be issuable in settlement of restricted stock units granted on June 24, 2015. Includes 25,000 stock options granted on January 5, 2017.

(10)
Does not include 26,619 shares which may be issuable in settlement of restricted stock units granted on June 24, 2015.

(11)
Does not include 16,636 shares which may be issuable in settlement of restricted stock units granted on June 24, 2015.

(12)
Does not include 16,636 shares which may be issuable in settlement of restricted stock units granted on June 24, 2015.

(13)
Does not include 11,214 shares which may be issuable in settlement of restricted stock units granted to Mr. Auerbach on May 16, 2017.

Ethan Auerbach is a Retired Partner and former Portfolio Manager at BlueMountain Capital Management, LLC. See note (2). Mr. Auerbach disclaims beneficial ownership of Gener8 common stock held by BlueMountain Capital Management, LLC and its investment entities.
The shares listed consist of 3,069,447 shares held directly by BMCM; 58,045 shares held directly by BlueMountain Distressed Master Fund L.P.; and 101,020 shares held directly by BlueMountain Summit Trading L.P. Mr. Auerbach may be deemed to have an indirect pecuniary interest in such shares through his proportionate ownership of certain limited partnership interests in such entities indirectly held by Mr. Auerbach.

(14)
Does not include 11,214 shares which may be issuable in settlement of restricted stock units granted to Mr. Busch on May 16, 2017.

Navig8 Limited indirectly holds 3,590,294 of Gener8 common shares. Nicolas Busch is a director and minority beneficial owner of Navig8 Limited. The address of Nicolas Busch is c/o Navig8 Europe Limited, 6th Floor, The Zig Zag Building, 70 Victoria Street, London SW1E 6SQ, United Kingdom.
(15)
Does not include 11,214 shares which may be issuable in settlement of restricted stock units granted to Mr. Pierce on May 16, 2017.

Adam Pierce a Managing Director of Oaktree Capital Management, L.P. See note (1). Mr. Pierce disclaims beneficial ownership of Gener8 common stock held by Oaktree Capital Management, L.P., its related investment entities and any funds managed by it. The address of Adam Pierce is c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.
(16)
Does not include 11,214 shares which may be issuable in settlement of restricted stock units granted to Mr. Schmitz on May 16, 2017. The address of Mr. Schmitz is c/o Smith Cove Capital Management, 200 Greenwich Ave., 3rd Floor, Greenwich, CT 06830.

(17)
Based on 83,267,426 shares outstanding as of March 8, 2018 plus the number of shares of common stock underlying equity securities of such beneficial owner which are exercisable or which become exercisable within 60 days of such date.

COMPARISON OF RIGHTS OF EURONAV NV SHAREHOLDERS AND HOLDERS
OF GENER8 COMMON SHARES
As a result of the Merger, holders of Gener8 common shares will receive Euronav ordinary shares in exchange for their Gener8 common shares and will thereafter have the rights of Euronav shareholders. Gener8 is incorporated under the laws of the Marshall Islands and is subject to the laws of the Marshall Islands, including the BCA. Euronav is incorporated under the laws of Belgium and is subject to the Belgian Companies Code. The rights of Gener8 shareholders are governed by the Marshall Islands law and the respective articles of incorporation and bylaws of Gener8 and Euronav, as such have been amended. The rights of Euronav shareholders are governed by Belgian law and the articles of association of Euronav, as such have been amended. The rights of holders of Gener8 common shares are also governed by the shareholders’ agreement of Gener8.
The following is a summary comparison of material differences between the rights of holders of Gener8 common shares and the rights of Euronav shareholders. This summary is qualified in its entirety by reference to the full text of Euronav’s articles of incorporation and bylaws and Gener8’s articles of incorporation and bylaws, each as amended and currently in effect and as will be in effect at the completion of the Merger, and the full text of the Belgian Companies Code and the BCA, respectively.
Gener8 Maritime, Inc.	Euronav NV
Authorized Capital Stock
Under the amended and restated articles of incorporation of Gener8 (the “Gener8 Charter”), Gener8 authorized capital stock consists of 225 million shares of common stock, par value $0.01 per share and 25 million shares of preferred stock, par value $0.01 per share.	Euronav does not have Authorized Capital Stock However, pursuant to the Belgian Companies Code and subject to the conditions set forth therein and in article 5 of the articles of association of Euronav, the Board of Directors of Euronav is allowed to issue shares through the use of authorized capital in one or several times by a total maximum amount of one hundred fifty million (150,000,000) U.S. dollars. Within the limits set forth in the Belgian Companies Code and the articles of association of Euronav, the Board of Directors of Euronav may decide to increase the share capital. In accordance with the provisions of the Belgian Companies Code, the Board of Directors of Euronav has the authority to limit or abolish the preferential right of the shareholders in the interest of the company; this limitation or abolition can also be decided upon in favor of one or more particular persons other than members of the personnel of Euronav or one of its subsidiaries. The Board of Directors of Euronav is also competent to make use of the authorization to increase the company’s share capital after the date on which the company has been notified by the Financial Services and Markets Authority that a public purchase offer has been launched on its securities, provided that the decision to increase the capital was taken by the Board of Directors of Euronav before the thirteenth of May 2018. In effectuating the Merger, the Board of Directors of Euronav will use its authorization under the authorized capital for the Merger Consideration up to a total amount of $66,101,383.68.

Gener8 Maritime, Inc.	Euronav NV
Shareholders Agreement
None	The Board of Directors of Euronav is not aware of any agreements among major shareholders or any other shareholders that may result in restrictions on the transfer of securities or the exercise of voting rights. The major shareholders have not entered into a shareholders’ agreement or a voting agreement, nor do they act in concert.
Directors
The Gener8 Charter prohibits cumulative voting in the election of directors. The Gener8 amended and restated bylaws (the “Gener8 Bylaws”) require parties other than the board of directors to give advance written notice of nominations for the election of directors. The Gener8 Charter provides that Gener8 directors may be removed only for cause and only upon the affirmative vote of at least 80% of the outstanding shares of Gener8 capital stock entitled to vote for those directors.	Euronav is managed by a board of directors of at least five and maximum twelve directors, whether shareholders or not, appointed for a term of maximum four years by the general shareholders’ meeting and at any time removable by it.
Quorum and Action by the Board of Directors
The Gener8 Bylaws provide that a majority of directors then in office (and specifically excluding any vacancies) and holding a majority of the votes of all directors (or such greater number required by applicable law) constitutes a quorum for the transaction of business and that when a quorum is present, the acts of a majority of the directors present at any board meeting are considered the valid acts of the board of directors, except as may be otherwise specified by the BCA. Unless otherwise restricted by the Gener8 Charter, any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if all members of the Board consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.
The Board of Directors of Euronav is the ultimate decision-making body with the exception of the matters reserved for the general shareholders’ meeting as provided by the Belgian Companies Code or by the articles of association of Euronav. The Board of Directors of Euronav is responsible for the general strategy and values determined on the basis of corporate, social, economic and ecological responsibility, gender diversity and diversity in general.
Except for cases or circumstances beyond one’s control, the Board of Directors of Euronav can only deliberate and decide validly when at least half of its members are present or represented. However, this requisite has not to be met in the cases where the legal provisions concerning conflicting interests of a financial nature are applicable.
All decisions of the Board of Directors of Euronav are taken by absolute majority of the votes. In case of equality of votes he who chairs the meeting of the board has a casting vote.
The Euronav Board of Directors, in accordance with Article 524bis of the Belgian Companies Code, delegates day to day management responsibilities to the Executive Committee, whose members are appointed by the Board of Directors. The Executive Committee is chaired by Euronav’s Chief Executive Officer, who reports to the Board of Directors on behalf of the Executive Committee. The Executive

Gener8 Maritime, Inc.	Euronav NV
Committee is empowered to take responsibility for the daily operations of the Euronav and the implementation of the policy and strategy articulated by the Board of Directors
Director and Officer Limitation on Liability and Indemnification

Limitation on Liability. Under Marshall Islands law, directors and officers shall discharge their duties in good faith and with that degree of diligence, care and skill which ordinarily prudent people would exercise under similar circumstances in like positions. In discharging their duties, directors and officers may rely upon financial statements of the corporation represented to them to be correct by the president or the officer having charge of its books or accounts or by independent accountants.
The BCA provides that the articles of incorporation of a Marshall Islands company may include a provision for the elimination or limitation of liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for any transaction from which the director derived an improper personal benefit.
Gener8 directors will not be personally liable to Gener8 or its shareholders for monetary damages for any breach of duty in such capacity, except that the liability of a director will not be eliminated or limited: (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for any transaction from which the director derived an improper personal benefit.
The Gener8 Charter provides that if the BCA is amended to authorize the further elimination or limitation of the liability of directors for actions taken or omitted to be taken then the liability of a director of Gener8, in addition to the limitation on personal liability provided for in the Gener8 Charter, shall be limited to the fullest extent permitted by the amended BCA in respect of actions or omissions to act which occur during any period to which the amended BCA’s amended provisions pertain.
The Belgian Companies Code does not contain a limitation on liability of directors and officers. Euronav has entered into Indemnification Agreements for its directors and officers, subject to the limitations imposed by Belgian Law and to the fullest extent permitted by the law applicable to the specific agreements (i) from and against any costs, expenses or fees paid, suffered or incurred by the indemnitee in connection with any claim or proceeding, including proceedings under the U.S. Securities Act or the Exchange Act or any other U.S. federal law, state law, statute or regulation, that the indemnitee is, was, or may be threatened to be involved as a party, or otherwise, by reason of his or her capacity as director or officer of the Euronav and (ii) from and against the financial consequences of directors’ liability claims related to pollution.

Gener8 Maritime, Inc.	Euronav NV

Indemnification. Under the BCA, for actions not by or in the right of a Marshall Islands corporation, a corporation may indemnify any person who was or is a party to any threatened or pending action or proceeding by reason of the fact that such person is or was a director or officer of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such conduct was unlawful.
In addition, under the BCA, in actions brought by or in right of a Marshall Islands corporation, any person who is or is threatened to be made party to any threatened or pending action or proceeding by reason of the fact that such person is or was a director or officer of the corporation can be indemnified for expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of the action if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that indemnification is not permitted with respect to any claims in which such person has been found liable for negligence or misconduct with respect to the corporation unless the appropriate court determines that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity.
Gener8 will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that such person is or was a director or officer of Gener8’s, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to Gener8’s best interests, and, with respect to any criminal action or proceeding, had no

Gener8 Maritime, Inc.	Euronav NV

reasonable cause to believe that such person’s conduct was unlawful.
Gener8 will also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of Gener8 to procure judgment in its favor by reason of the fact that such person is or was a director or officer of Gener8, or is or was serving at the request of Gener8 as a director or officer of  (or in a similar capacity in respect of) another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney’s fees) actually and reasonably incurred by such person or in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to Gener8’s best interests and except that no indemnification will be made in respect of any claim, issue or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of such person’s duty to Gener8 unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Shareholder Meetings
The Gener8 Charter and Gener8 Bylaws provide that any action required or permitted to be taken by Gener8’s shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of Gener8’s shareholders. The Gener8 Charter and Gener8 Bylaws provide that, subject to certain exceptions, only the Gener8 board of directors may call special meetings of shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.
The annual general shareholders’ meeting is held at the registered office of Euronav or at the location indicated in the notice convening the meeting. This meeting is held annually on the second Thursday of May at 11 a.m. (Central European Time). If this day is a legal holiday, the meeting is held on the preceding working day.
The Board of Directors of Euronav or the statutory auditor (or, as the case may be, the liquidators) can convene a special or extraordinary general shareholders’ meeting at any time if the interests of Euronav so require. Such general meetings must also be convened whenever requested by the shareholders who together represent a fifth of Euronav’s share capital within three weeks of their request, provided that the reason of convening a special or extraordinary general shareholders’ meeting is given.

Gener8 Maritime, Inc.	Euronav NV
Quorum of Shareholder
Under the Gener8 Bylaws, a quorum at annual or special meetings shall be constituted by at least a majority of the outstanding shares of capital entitled to vote, present in person or represented by proxy.
In general, there is no quorum requirement for the general shareholders’ meeting and decisions are taken with a simple majority of the votes, except as provided by law on certain matters.
Capital increases which are not decided by the Board of Directors of Euronav within the scope of the authorized capital, decisions with regard to the dissolution, merger, demerger and certain other reorganizations of Euronav, amendments to the articles of association (other than a change of the corporate purpose) and certain other decisions set out in the Belgian Companies Code require the presence or representation of at least 50 percent of the share capital of Euronav, and also the approval of at least 75 percent of the votes cast. If the quorum requirements are not satisfied during the first meeting, a second general shareholders’ meeting may be convened. This second general meeting can validly discuss and decide on the matter irrespective of the number of shares that are in attendance or represented. However, the special majority requirement remains applicable. The change of the corporate purpose of Euronav and the buyback of its own shares requires the approval of at least 80 per cent. of the votes cast at a general shareholders’ meeting that, in principle, can only validly make this decision if at least 50 percent of the share capital of Euronav and at least 50 percent of the profit-participating certificates, if any, are present or represented. If these quorum requirements are not satisfied during the first meeting, a second general meeting may be convened. The second general meeting can validly discuss and decide on any matter, irrespective of the number of shares that are in attendance or represented. However, the special majority requirement remains applicable.

Voting Rights
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, and will not be entitled to cumulate votes for the election of directors. Election of directors will be by plurality of votes cast, and, except as described below, all other matters will be by a majority of the votes cast. Except as required by law and by the terms of any series of preferred stock designated by the board of directors pursuant to the Gener8 Charter, Gener8 common shares have the exclusive right to vote for the election of directors and for all other purposes. Gener8 common shares vote together as a single class.	All shareholders have the same voting rights. Each share carries one vote.

Gener8 Maritime, Inc.	Euronav NV
Shareholder Proposals and Nominations
The Gener8 Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at Gener8’s principal executive offices not less than 150 days nor more than 180 days before the first anniversary of the preceding year’s annual meeting of shareholders. The Gener8 Bylaws also specify requirements as to the form and content of a shareholder’s notice.
Shareholders who, alone or jointly, hold at least 3 percent of Euronav’s share capital may add items to the agenda of shareholders’ meetings and file resolution proposals in relation to items put or to be put on the agenda of such meetings. Requests thereto must be sent in writing and must be received by the Board of Directors of Euronav at least 22 days before the date of the general meeting.
This right does not apply to shareholders’ meetings convened following a first shareholders’ meeting which could not validly deliberate because the required attendance quorum was not reached.

Shareholder Action Without a Meeting
Under the Gener8 Bylaws, any action required to be permitted or to be taken at a meeting may be taken without a meeting if a consent in writing, setting forth the action is taken, is signed by all of the shareholders entitled to vote with respect to the subject matter thereof.	The shareholders may take action by written consent of all shareholders.
Amendments of Governing Instruments
The Gener8 Charter requires the affirmative vote of the holders of not less than 80% of the shares entitled to vote in an election of directors to amend, alter, change or repeal the following provisions in the Gener8 Charter: (i) the classified board and director removal provisions; (ii) the requirement that action by written consent of the shareholders be taken by unanimous written consent; (iii) limitations on the power of Gener8’s shareholders to amend the Gener8 Bylaws or to call special meetings of shareholders; (iv) the ability to remove a director for cause; and (v) the limitation on business combinations between us and interested shareholders.	A resolution to amend the provisions of the articles of association of Euronav must be passed in a general meeting of shareholders in which at least half of the issued share capital is represented and by at least three-quarters of the votes cast (or four-fifths of the votes cast in the event of an amendment to the provisions of the articles of association dealing with the corporate purpose). Should the required proportion of the capital not be represented in a meeting called for this purpose, a new meeting shall be convened, which meeting may pass the resolution to amend the provisions of the articles of association of Euronav irrespective of the proportion of the issued share capital represented, but with at least three-quarters of the votes cast (or four-fifths for amendments to the provisions of the articles of association dealing with the corporate purpose).

Gener8 Maritime, Inc.	Euronav NV
Preemptive Rights
Holders of Gener8 common shares do not have preemptive rights to subscribe to any of Gener8’s securities.
The shareholders do not have preemptive rights. However, in the event of an increase of capital in cash through the issue of new shares or in the case of the issue of convertible bonds or warrants, the (existing) shareholders have a preferential subscription right with regard to new shares, convertible bonds or warrants, pro rata to their existing shareholding. This preferential subscription right is transferable during the period of subscription and within the limits of transferability of the securities to which they relate. The general shareholders’ meeting can resolve to limit or cancel the preferential subscription right. The same quorum and majority requirements apply to such a resolution as to a resolution for any amendment to the articles of association and is subject to special reporting circumstances.
The shareholders have authorized the Board of Directors to restrict or cancel the preferential subscription right in the context of the authorized capital.

Derivative Actions
Under the BCA, any of Gener8’s shareholders may bring an action in Gener8’s name to procure a judgment in its favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
An actio mandati, a derivative suit instituted on behalf of a company by its shareholders against the company’s directors for breaches of the law, the articles of association or faults in their management are generally available to shareholders. The decision to bring a suit must be made by the vote at a shareholders’ meeting of a simple majority unless a company’s articles of association provide differently.
Minority shareholders are permitted to bring a suit against the company’s directors on behalf of the company provided that (i) such shareholders jointly hold at least 1 percent of the outstanding shares of the company or hold at least EUR 1,250,000.00 of the company’s capital on the date on which release from liability is granted to a director and (ii) the shareholders instituting the suit voted against the release from liability, abstained from voting or were not present at the relevant meeting at which a director’s release from liability was decided.

Anti-Takeover Provisions
Blank Check Preferred Shares. Under the terms of the Gener8 Charter, the Gener8 board of directors has the authority, without any further vote or action by Gener8 shareholders, to authorize an issuance of up to 25 million shares of blank check preferred stock. The Gener8 board of directors may issue shares of preferred stock on terms calculated to	The Board of Directors of Euronav is competent to make use of the authorization to increase the company’s share capital after the date on which the company has been notified by the Financial Services and Markets Authority that a public purchase offer has been launched on its securities, provided that the decision to increase the capital was taken by the

Gener8 Maritime, Inc.	Euronav NV
discourage, delay or prevent a change of control of Gener8 or the removal of its management.	Board of Directors of Euronav before the thirteenth of May 2018.
Classified Board of Directors. The Gener8 Charter provides for the division of Gener8’s board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms beginning upon the expiration of the initial term for each class. Approximately one-third of Gener8’s board of directors will be elected each year. This classified board provision could discourage a third-party from making a tender offer for Gener8 shares or attempting to obtain control of Gener8. It could also delay shareholders who do not agree with the policies of the Gener8 board of directors from removing a majority of Gener8 board of directors for up to two years.
Business Combinations. Although the BCA does not contain specific provisions regarding “business combinations” between corporations organized under the laws of the Republic of the Marshall Islands and “interested shareholders,” the Gener8 Charter includes these provisions. The Gener8 Charter contains provisions which prohibit them from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless: (i) prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, Gener8’s board approved the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; (ii) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of Gener8 outstanding at the time the transaction commenced, other than certain excluded shares; (iii) on or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested shareholder; (iv) the shareholder is Peter C. Georgiopoulos or an affiliate or associate thereof; or (v) the shareholder is the owner of 15% or more of the outstanding voting stock of Gener8 at the time of the consummation of this offering. For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and

Gener8 Maritime, Inc.	Euronav NV

other transactions resulting in a financial benefit to the interested shareholder and an “interested shareholder” is any person or entity that beneficially owns 15% or more of Gener8’s outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.
Additionally, the provisions of the Gener8 Charter and the Gener8 Bylaws, which are summarized under the headings “Directors,” “Shareholder Meetings,” “Shareholder Proposals and Nominations,” and “Amendments of Governing Instruments” in this Comparison of Rights of Euronav NV Shareholders and Holders of Gener8 Common Shares section may have anti-takeover effects.

REPUBLIC OF THE MARSHALL ISLANDS COMPANY CONSIDERATIONS
Comparison of the Republic of the Marshall Islands and Belgian corporate law
The following table provides a comparison between some statutory provisions of the BCA and the Belgian Companies Code.
Marshall Islands	Belgium
Shareholder Meetings
Held at a time and place as designated in the bylaws.	An annual shareholders’ meeting will be held at such time and place as designated in the articles of association, or if not so designated, as determined in the notice for the meeting.
Special meetings of the shareholders may be called by the Board of Directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special or extraordinary meetings of shareholders may be called by the Board of Directors or the statutory auditor (or liquidators, if appropriate) or must be called when one or more shareholders holding at least one-fifth of the share capital so demands.
May be held in or outside of the Marshall Islands.	In general, meetings must be held in Belgium. Extraordinary shareholders’ meeting before a Belgian notary public must be held in Belgium.
Notice:	Notice:

•
Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, shall indicate that it is being issued by or at the direction of the person calling the meeting.

•
The invitations to the general meeting shall state the agenda and shall be sent at least fifteen (15) days beforehand to the holders of shares, convertible bonds and warrants, to the directors and to the statutory auditor(s), if any, by means of a registered postal letter or any other means of communication.

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.
Shareholders’ Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing and is signed by all the shareholders entitled to vote.
Any person authorized to vote may authorize another person or persons to act for him by proxy.
Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting.
The articles of incorporation may provide for cumulative voting in the election of directors. Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.
Unless otherwise provided for in the articles of association of a company, and except for decisions that need to be enacted by a Belgian notary public, shareholders may take action by written consent of all shareholders.

Marshall Islands	Belgium

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.
Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.
Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.

Directors
The board of directors must consist of at least one member.	The Board of Directors must consist of at least three members (except in the event that there are no more than two shareholders, in which case the Board of Directors may consist of two members).

Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board of directors under the specific provisions of a bylaw.
If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire Board of Directors and so long as no decrease in the number shortens the term of any incumbent director.
Number of directors shall be fixed in a manner provided in the articles of association. If no number is specified therein, the number of directors is decided at a shareholders’ meeting in accordance with the provisions of the articles of association on this matter, if any. Any deviation from a stipulated minimum or maximum number of directors may only be made by amendment of the articles of association.
Dissenter’s Rights of Appraisal
Under the BCA, Gener8 shareholders have the right to dissent from various corporate actions, including certain mergers or consolidations and the sale of all or substantially all of Gener8’s assets not made in the usual course of business, and receive payment of the fair value of their shares. Among other things, the right of a dissenting shareholder to receive payment of the fair value of his or her shares shall not be available if for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000	No such rights are provided for under Belgian law.

Marshall Islands	Belgium
holders. In the event of any further amendment of the Gener8 Charter, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that Gener8 and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

•
Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.
A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the Board of Directors or the reasons for not making such effort.
Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of The Marshall Islands.
Attorneys’ fees may be awarded if the action is successful.
A corporation may require a plaintiff to bring a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

An actio mandati, a derivative suit instituted on behalf of a company by its shareholders against the company’s directors for breaches of the law, the articles of association or faults in their management are generally available to shareholders. The decision to bring a suit must be made by the vote at a shareholders’ meeting of a simple majority unless a company’s articles of association provide differently.
Minority shareholders are permitted to bring a suit against the company’s directors on behalf of the company provided that (i) such shareholders jointly hold at least 1% of the outstanding shares of the company or hold at least EUR 1,250,000.00 of the company’s capital on the date on which release from liability is granted to a director and (ii) the shareholders instituting the suit voted against the release from liability, abstained from voting or were not present at the relevant meeting at which a director’s release from liability was decided.

MATERIAL TAX CONSIDERATIONS
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Gener8 common shares or Euronav ordinary shares that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of the source of that income or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) was in existence on August 20, 1996 and has properly elected under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Gener8 shares or Euronav shares that is not a U.S. Holder and is not an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes. If an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes holds Gener8 shares or Euronav shares, the tax treatment of a partner or beneficial owner of such entity or arrangement may depend on the status of the partner or beneficial owner and the activities of the partnership or entity. Partners and beneficial owners in such entities or arrangements holding Gener8 shares or Euronav shares are urged to consult their own advisors as to the particular U.S. federal income tax consequences applicable to them.
Unless otherwise noted, this discussion is based upon the Code, applicable United States Treasury Regulations, IRS rulings and judicial decisions, all as in effect as of the date hereof. Subsequent developments in the tax laws of the United States, including changes in or differing interpretations of the foregoing authorities, which may be applied retroactively, could have a material effect on the tax consequences described below. This discussion only applies to shareholders who hold their Gener8 or Euronav shares as a “capital asset” within the meaning of Code Section 1221(a)(1). This is not a complete description of all the tax consequences of the Merger and may not address U.S. federal income tax considerations applicable to holders of Gener8 common shares or Euronav ordinary shares subject to special treatment under U.S. federal income tax law. This summary does not discuss the net investment income tax or state and local tax consequences. Shareholders subject to special treatment include, for example, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, entities or arrangements treated as partnerships and other pass-through entities for U.S. federal income tax purposes and holders who hold Gener8 shares as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction. This discussion does not apply to shareholders who or that are the beneficial owner of more than 10% of Gener8 shares or Euronav shares.
Material U.S. Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, Euronav’s U.S. counsel, the following are the material U.S. federal income tax consequences relevant to the Merger, Euronav’s operation and the operation of its vessels and the ownership of Euronav’s ordinary shares. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.
Material United States Federal Income Tax Consequences of the Merger
The following discussion summarizes material U.S. federal income tax consequences of the Merger to a U.S. Holder (defined above) and a Non-U.S. Holder (defined above) of Gener8 shares.
Gener8 did not obtain a ruling from the IRS or an opinion of counsel with respect to the tax consequences of the Merger. This summary is not binding upon the IRS, and no assurance can be given that IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth herein. In addition, this discussion does not address the tax consequences of these transactions under applicable U.S. federal estate, gift or alternative minimum tax laws, or any U.S. state, local or non-U.S. tax laws.
Each holder of Gener8 common shares is urged to consult with its own tax advisors to determine the U.S. federal income tax consequences to it of the Merger, as well as the effects of U.S. state, local and non-U.S. tax laws.

U.S. Holders
Gener8 and Euronav expect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is possible that the IRS may disagree with this position and recharacterize the Merger as a taxable transaction. This discussion assumes that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the qualifications and limitations described above and below, as a result of the Merger:
•
A U.S. Holder should not recognize gain or loss on the exchange of Gener8 shares for Euronav shares (except for gain or loss with respect to cash received in lieu of fractional shares);

•
A U.S. Holder’s adjusted tax basis in the Euronav shares that such holder receives in the Merger should equal to the U.S. Holder’s adjusted tax basis in the Gener8 shares surrendered in the Merger, reduced by the tax basis allocable to any fractional shares of Gener8 common stock for which cash is received; and

•
A U.S. Holder’s holding period for the Euronav shares that such holder receives in the Merger should include the U.S. Holder’s holding period in the Gener8 shares.

If a Holder of Gener8 shares would receive fractional shares in the Merger, such Holder will receive a whole number of Euronav shares and cash in lieu of fractional shares. A U.S. Holder who receives cash in lieu of a fractional share of Gener8 common stock in the Merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the U.S. Holder’s tax basis allocable to such fractional share.
A holder of Gener8 shares may be subject to “backup withholding” at a rate of 24% with respect to the amount of cash received in the Merger, unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations and Non-U.S. Holders will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder’s U.S. federal income tax liability if the required information is supplied to the IRS in a timely manner.
Non-U.S. Holders
As discussed above, Gener8 and Euronav expect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Therefore, a Non-U.S. Holder should not recognize gain or loss on the exchange of Gener8 shares for Euronav shares. Any gain realized on the receipt of Euronav shares and cash in lieu of fractional shares in the Merger by a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax unless: (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States, or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year in which the Merger is completed and certain other conditions are met.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, tax-advice to any particular holder of Gener8 shares. This summary does not purport to be a complete analysis or discussion of all potential tax consequences relevant to holders of Gener8 common shares. Each holder of Gener8 common share is urged to consult with its own tax advisors to determine the U.S. federal income tax consequences to it of the Merger, as well as the effects of U.S. state, local and non-U.S. tax laws.
Material U.S. Federal Income Tax Considerations with Respect to the Taxation of Euronav and its Operations
United States Federal Income Taxation of Operating Income: In General
Euronav earns and anticipates that it will continue to earn substantially all of its income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which is referred to as Shipping Income.

Unless exempt from United States federal income taxation under the rules of Section 883 of the Code (“Section 883”), as discussed below, Euronav will be subject to United States federal income taxation on its Shipping Income that is treated as derived from sources within the United States, which is referred to as “United States Source Shipping Income.” For United States federal income tax purposes, “United States Source Shipping Income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.
Shipping Income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources entirely outside the United States. Shipping Income derived from sources outside the United States will not be subject to any United States federal income tax.
Shipping Income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, we are not permitted by United States law to engage in the transportation of cargoes that produces 100% United States Source Shipping Income.
Unless exempt from tax under Section 883, our gross United States Source Shipping Income would be subject to a 4% tax imposed without allowance for deductions, as described more fully below.
Exemption of Operating Income from United States Federal Income Taxation
Under Section 883 and the Treasury Regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States Source Shipping Income if:
(1)
it is organized in a “qualified foreign country,” which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2)
one of the following tests is met:

(A)
more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which as defined includes individuals who are “residents” of a qualified foreign country, which we refer to as the “50% Ownership Test”;

(B)
its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer as the “Publicly-Traded Test”; or

(C)
it is a “controlled foreign corporation” and one or more qualified U.S. persons own more than 50 percent of the total value of all the outstanding stock, to which we refer as the “CFC Test”.

Belgium, the jurisdiction where Euronav is incorporated, the Republic of the Marshall Islands, the jurisdiction where Gener8 and certain of its vessel-owning subsidiaries are incorporated, and the jurisdictions where Euronav’s other vessel-owning subsidiaries are incorporated have been officially recognized by the IRS as qualified foreign countries that grant the requisite “equivalent exemption” from tax in respect of each category of shipping income that it earns and currently expects to earn in the future. Therefore, Euronav will be exempt from United States federal income taxation with respect to its United States Source Shipping Income if it satisfies either the 50% Ownership Test or the Publicly-Traded Test.
Euronav does not currently anticipate a circumstance under which it would be able to satisfy the 50% Ownership Test and assumes that Euronav will not be able to satisfy the CFC Test. For its 2017 taxable tax year, Euronav intends to take the position that it satisfied the Publicly-Traded Test and Euronav anticipates that it will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis.
Publicly-Traded Test
The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Euronav’s ordinary shares are “primarily traded” on Euronext for this purpose even though the ordinary shares are also listed and traded in the NYSE.
Under the Treasury Regulations, Euronav ordinary shares will be considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of its outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, which is referred as the “Listing Threshold.” Because its ordinary shares are listed on the NYSE, Euronav expects to satisfy the Listing Threshold.
It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the “Trading Frequency Test”; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the “Trading Volume Test.” Euronav currently satisfies and anticipates that it will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Tests will be deemed satisfied if, as is the case with Euronav ordinary shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, which is referred as the “5% Override Rule.”
For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of Euronav ordinary shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC as owning 5% or more of Euronav ordinary shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
In the event that the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if Euronav can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of Euronav ordinary shares for more than half the number of days during the taxable year. In order to benefit from this exception to the 5% Override Rule, Euronav must satisfy certain substantiation requirements in regards to the identity of its 5% Shareholders.
Euronav believes that it currently satisfies the Publicly-Traded Test and it intends to take this position on its United States federal income tax return for the 2017 taxable year. However, there are factual circumstances beyond Euronav’s control that could cause it to lose the benefit of the Section 883 exemption. There is no assurance, after the Merger or in any future taxable year, that Euronav will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of Euronav ordinary shares for more than half the number of days during such taxable year, or that Euronav will be able to satisfy the substantiation requirements in regard to it 5% Shareholders.
United States Federal Income Taxation in Absence of Section 883 Exemption
If Euronav is not exempt from tax under Section 883, Euronav’s gross United States Source Shipping Income generally would be subject to a 4% tax imposed without allowance for deductions, pursuant to Section 887 of the Code (the “4% Gross Basis Tax Regime”), unless such income is “effectively connected” with the conduct of a U.S. trade or business, as described below. Because under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on United States Source Shipping Income would never exceed 2% under the 4% Gross Basis Tax Regime.
To the extent Euronav’s or any of its subsidiaries’ United States Source Shipping Income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States Source Shipping Income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at a rate of 21%. In addition, Euronav or its subsidiaries would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.
Euronav’s United States Source Shipping Income would be considered “effectively connected” with the conduct of a United States trade or business only if:
•
Euronav has, or is considered to have, a fixed place of business in the United States involved in the earning of United States Source Shipping Income; and

•
substantially all of Euronav or its subsidiaries’ United States Source Shipping Income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be “effectively connected” with the conduct of a United States trade or business.
United States Federal Income Taxation of Gain on Sale of Vessels
If Euronav qualifies for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of its vessels, then gain from the sale of any such vessel should likewise be exempt from United States federal income tax under Section 883. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883, then any gain on the sale of a vessel may be treated as effectively connected income (determined under rules different from those discussed above) and subject to the net income and branch profits tax regime described above. To the extent possible, Euronav intends to structure the sales of our vessels so that the gain therefrom is not subject to United States federal income tax. However, there is no assurance Euronav will be able to do so.
Material U.S. Federal Income Tax Considerations with Respect to the Ownership and Disposition of Euronav Ordinary Shares
U.S. Federal Income Taxation of U.S. Holders
Distributions
Subject to the discussion of PFICs below, any distributions made by Euronav with respect to its ordinary shares to a U.S. Holder, will generally constitute dividends, to the extent of Euronav’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Euronav’s earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its Euronav ordinary shares on a dollar-for-dollar basis and thereafter as capital gain. Because Euronav is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from Euronav. Dividends paid with respect to the Euronav ordinary shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on Euronav ordinary shares to a U.S. holder who is an individual, trust or estate, or a “non-corporate U.S. holder,” will generally be treated as “qualified dividend income” that is taxable to such non-corporate U.S. holder at preferential tax rates, provided that (1) Euronav’s ordinary shares are readily tradable on an established securities market in the U.S. (such as the NYSE, on which Euronav’s ordinary shares are traded); (2) Euronav is not a passive foreign investment company, or a “PFIC,” for the taxable year during which the dividend is paid or the immediately preceding taxable year (which Euronav does not believe it has been, are, or will be); (3) the non-corporate U.S. holder’s holding period of the ordinary shares includes more than 60 days in the 121-day period beginning 60 days before the date on which the shares becomes ex-dividend; and (4) the non-corporate U.S. holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. If Euronav were to be a PFIC, as discussed below, for any year, dividends paid on its ordinary shares in such year or in the following year would not be qualified dividends. A non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case, the dividend will be taxed at ordinary income rates. Non-corporate U.S. holders also may be required to pay a 3.8% surtax on all or part of such holder’s “net investment income,” which includes, among other items, dividends on Euronav shares, subject to certain limitations and exceptions. Prospective investors are encouraged to consult their own tax advisors regarding the effect, if any, of this surtax on their ownership of Euronav ordinary shares.
Amounts taxable as dividends generally will be treated as passive income from sources outside the U.S. However, if  (a) Euronav is 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of Euronav’s earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of its dividends would be treated as derived from sources within the U.S. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of Euronav’s earnings and profits from sources within the U.S. for such taxable year divided by the total amount of Euronav’s earnings and profits for such taxable year. The rules related to U.S. foreign tax credits are complex and U.S. holders should consult their tax advisors to determine whether and to what extent a credit would be available.
Special rules may apply to any “extraordinary dividend” — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of Euronav ordinary shares — paid by Euronav. If Euronav pays an “extraordinary dividend” on its common shares that is treated as “qualified dividend income” then any loss derived by a non-corporate U.S. holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of such dividend.
Dividends will be generally included in the income of U.S. Holders at the U.S. dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the exchange rate in effect on the date of the distribution. In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).
Sale, Exchange or other Disposition of Euronav ordinary shares
Assuming Euronav does not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Euronav ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

In the case of any proceeds paid in foreign currency to a U.S. Holder in connection with the sale, exchange or other taxable disposition of the Euronav ordinary shares that is not converted by the recipient into U.S. dollars on the settlement date (in the case of a cash method taxpayer or an accrual method taxpayer that elects to use the settlement date) or trade date (in the case of an accrual method taxpayer), a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the settlement date or trade date, respectively. Any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).
Passive Foreign Investment Company Status and Significant Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a U.S. shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:
•
at least 75% of the corporation’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•
at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiaries that have made special U.S. tax elections to be disregarded as separate entities as well as any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. If Euronav is treated as a PFIC, then a U.S. person would be treated as indirectly owning shares of its foreign corporate subsidiaries for purposes of the PFIC rules.
Income earned by a foreign corporation in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless the foreign corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business.
Based on Euronav’s and Gener8’s existing operations and Euronav’s view that income from time and spot chartered vessels is services income rather than rental income, Euronav intends to take the position that it is not now and have never been a PFIC with respect to any taxable year. Although Euronav intends to conduct its affairs in the future in a manner to avoid being classified as a PFIC, Euronav cannot assure you that the nature of its operations will not change in the future.
As discussed more fully below, if Euronav were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat Euronav as a “Qualified Electing Fund,” which election Euronav refers to as a “QEF election,” or makes a Market-to-Market election, both of which are described below. In addition, if Euronav were to be treated as a PFIC for any taxable year, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such holder’s Euronav ordinary shares.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of Euronav’s ordinary earnings and net capital gain, if any, for Euronav’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from Euronav by the Electing Holder. The Electing Holder’s adjusted tax basis in his Euronav ordinary shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in his Euronav ordinary shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of Euronav ordinary shares. A U.S. Holder would make a QEF election with respect to any year that Euronav is a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If Euronav was aware that it was to be treated as a PFIC for any taxable year, Euronav would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. It should be noted that Euronav may not be able to provide such information if it did not become aware of its status as a PFIC in a timely manner.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
Alternatively, if Euronav were to be treated as a PFIC for any taxable year and the Euronav ordinary shares, as anticipated, are treated as “marketable stock,” a U.S. Holder would be allowed to make a Mark-to-Market election with respect to the Euronav ordinary shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year that Euronav is a PFIC the excess, if any, of the fair market value of the Euronav ordinary shares at the end of each taxable year over such holder’s adjusted tax basis in the Euronav ordinary shares. The U.S. Holder would also be permitted an ordinary loss for each such taxable year in respect of the excess, if any, of the U.S. Holder’s taxable basis in the Euronav ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market election. A U.S. Holder’s tax basis in the Euronav ordinary shares would be adjusted to reflect any such income or loss amount. In any taxable year that Euronav is a PFIC, gain realized on the sale, exchange or other disposition of the Euronav ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the Euronav ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income of the U.S. Holder.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if Euronav was to be treated as a PFIC for any taxable year, a U.S. Holder who does not make a QEF or Mark-to-Market election for that year, whom Euronav refers to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Euronav ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the Euronav ordinary shares) and (2) any gain realized on the sale, exchange or other disposition of the Euronav ordinary shares. Under these special rules:
•
the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for his Euronav ordinary shares;

•
the amount allocated to the current taxable year and any taxable year before Euronav became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of Euronav ordinary shares. If a Non-Electing Holder who is an individual dies while owning Euronav ordinary shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.
U.S. Federal Income Taxation of Non-U.S. Holders
Non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from Euronav on its ordinary shares unless the income is effectively connected income (and, if an applicable income tax treaty so provides, the dividends are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.).

Non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Euronav ordinary shares, unless either:
•
the gain is effectively connected income (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.); or

•
the non-U.S. holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are met, in which case such gain (net of certain U.S. source losses) generally will be taxed at a 30% rate (unless an applicable income tax treaty provides otherwise).

Effectively connected income (or, if an income tax treaty applies, income attributable to a permanent establishment maintained in the U.S.) generally will be subject to regular U.S. federal income tax in the same manner as discussed in the section above relating to the taxation of U.S. holders. In addition, earnings and profits of a corporate non-U.S. holder that are attributable to such income, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.
Non-U.S. holders may be subject to tax in jurisdictions other than the United States on dividends received from Euronav on its ordinary shares and on any gain realized upon the sale, exchange or other disposition of ordinary shares.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to a U.S. Holder will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate U.S. Holder who:
•
fails to provide an accurate taxpayer identification number;

•
is notified by the IRS that he or she has failed to report all interest or dividends required to be shown on his federal income tax returns; or

•
in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s income tax liability by filing a refund claim with the IRS.
Non U.S. Material Tax Considerations
Marshall Islands Tax Considerations
In the opinion of Seward & Kissel LLP, Euronav’s Marshall Islands counsel, the following are the material Marshall Islands tax consequences of Euronav’s activities to Euronav and Euronav’s shareholders. Euronav MI is incorporated in the Marshall Islands. Under current Marshall Islands law, Euronav is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by Euronav to its shareholders.
Belgian Tax Considerations
In the opinion of Argo Law, Euronav’s Belgian counsel, the following are the material Belgian federal income tax considerations relevant to the Merger and the ownership and disposal of Euronav ordinary shares.
The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this proxy statement/prospectus, all of which are subject to change, including changes that could have retroactive effect.
Investors should appreciate that, as a result of evolutions in law or practice, the eventual tax consequences may be different from what is stated below.

This summary does not purport to address all tax consequences of an investment in the Euronav ordinary shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, Euronav ordinary shares as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. This summary does not address the tax regime applicable to shares held by Belgian tax residents through a fixed basis or a permanent establishment situated outside Belgium. This summary does principally not address the local taxes that may be due in connection with an investment in the Euronav ordinary shares.
For purposes of this summary, a Belgian resident is:
•
an individual subject to Belgian personal income tax, i.e., an individual who is domiciled in Belgium or has his seat of wealth in Belgium or a person assimilated to a resident for purposes of Belgian tax law;

•
a company (as defined by Belgian tax law) subject to Belgian corporate income tax, i.e., a corporate entity that has its statutory seat, its main establishment, its administrative seat or seat of management in Belgium;

•
an Organization for Financing Pensions subject to Belgian corporate income tax, i.e., a Belgian pension fund incorporated under the form of an Organization for Financing Pensions; or

•
a legal entity subject to Belgian income tax on legal entities, i.e., a legal entity other than a company subject to Belgian corporate income tax, that has its statutory seat, its main establishment, its administrative seat or seat of management in Belgium.

A non-resident is any person that is not a Belgian resident.
Investors should consult their own advisers regarding the tax consequences of an investment in the Euronav ordinary shares in the light of their particular circumstances, including the effect of any state, local or other national laws.
Belgian Taxation of dividends on Euronav Ordinary Shares
For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the Euronav ordinary shares is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with the Belgian Companies Code is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up issuance premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates. However, as of 1 January 2018, a repayment of capital is partly considered to be a distribution of the existing taxed reserves (irrespective of whether they are incorporated into the capital) and/or of the tax-free reserves incorporated into the capital whereby such portion is determined on the basis of the ratio of the taxed reserves and tax-free reserves incorporated into the capital versus the aggregate of such reserves and the fiscal capital.
Belgian withholding tax of 30% is normally levied on dividends, subject to such relief as may be available under applicable domestic or tax treaty provisions.
If Euronav redeems its own shares, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed shares) will be treated as a dividend subject to a Belgian withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions.
In case of liquidation of Euronav, any amounts distributed in excess of the fiscal capital will in principle be subject to withholding tax at a rate of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions.

As mentioned above any dividends or other distributions made by Euronav to shareholders owning Euronav ordinary shares will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of July 23, 1990, or the Parent-Subsidiary Directive, or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Euronav shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.
Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, or the U.S.-Belgium Tax Treaty. The U.S.-Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Tax Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Tax Treaty. The 5% withholding tax applies in case where the U.S. shareholder is a company which holds at least 10% of the shares in the company. A 0% Belgian withholding tax applies when the shareholder is a U.S. company which has held, directly, at least 10% of the shares in the company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Tax Treaty.
For Belgian resident individuals who acquire and hold the Euronav ordinary shares as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. They may nevertheless elect to report the dividends in their personal income tax return. Where such individual opts to report them, dividends will normally be taxable at the lower of the generally applicable 30% withholding tax rate on dividends or at the progressive personal income tax rates applicable to the taxpayer’s overall declared income. If the beneficiary reports the dividends, the income tax due on such dividends will not be increased by local surcharges. In addition, if the dividends are reported, the Belgian withholding tax levied on the dividends may, in both cases, be credited against the personal income tax due and is reimbursable to the extent that it exceeds the personal income tax due.
For Belgian resident individuals who acquire and hold the Euronav ordinary shares for professional purposes, the Belgian withholding tax does not fully discharge their income tax liability. Dividends received must be reported by the investor and will, in such case, be taxable at the investor’s personal income tax rate increased with local surcharges. Withholding tax withheld at source may be credited against the income tax due and is reimbursable to the extent that it exceeds the income tax due, subject to two conditions: (1) the taxpayer must own the Euronav ordinary shares in full legal ownership at the time the dividends are paid or attributed and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the Euronav ordinary shares. The latter condition is not applicable if the investor can demonstrate that (i) he has held the Euronav ordinary shares in full legal ownership for an uninterrupted period of 12 months prior to the attribution of the dividends, or (ii) during that period, the Euronav ordinary shares have never been held in full legal ownership at any point in time by a taxpayer other than a) a company subject to Belgian corporate tax or b) a non-resident company having, in an uninterrupted manner, invested the Euronav ordinary shares in a Belgian establishment.
For Belgian resident companies, the dividend withholding tax does not fully discharge the corporate income tax liability. For such companies, the gross dividend income (including the Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 29%, unless the reduced corporate income tax rates apply. The corporate income tax rate will be reduced to 25% as of 1 January 2020. The 2% surcharge applicable to said corporate income tax rate (which currently results in an aggregate corporate income tax rate of 29.58%) will be abolished as of 2020.
Any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, subject to two conditions: (1) the taxpayer must own the Euronav ordinary shares in full legal ownership at the time the dividends are paid or attributed; and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the Euronav ordinary shares. The latter condition is not applicable if the investor can demonstrate that (i) he has held the Euronav ordinary shares in full legal ownership for an uninterrupted period of 12 months prior to the attribution of the dividends, or (ii) during that period, the Euronav ordinary shares have never been held in full legal ownership at any point in time by a taxpayer other than a) a company subject to Belgian corporate tax or b) a non-resident company having, in an uninterrupted manner, invested the Euronav ordinary shares in a Belgian establishment.
As a general rule, Belgian resident companies can (as of assessment year 2019, linked to a taxable period that does not start prior to 1 January 2018, and subject to certain limitations) deduct 100% of gross dividends received from their taxable income (“dividend received deduction”), provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds the Euronav ordinary shares representing at least 10% of the share capital of Euronav or a participation in Euronav with an acquisition value of at least EUR 2,500,000, (2) the Euronav ordinary shares have been held or will be held in full ownership for an uninterrupted period of at least one year, (3) the conditions relating to the taxation of the underlying distributed income, as described in Article 203 of the Income Tax Code (the “Article 203 ITC Taxation Condition”) are met, and (4) the anti-abuse provision is not applicable (together, the “Conditions for the application of the dividend received deduction regime”). Under certain circumstances the conditions referred to under (1) and (2) do not need to be fulfilled in order for the dividend received deduction to apply.
The Conditions for the application of the dividend received deduction regime depend on a factual analysis, upon each dividend distribution, and for this reason the availability of this regime should be verified upon each dividend distribution.
Dividends distributed to a Belgian resident company will be exempt from Belgian withholding tax provided that the Belgian resident company holds, upon payment or attribution of the dividends, at least 10% of the share capital of Euronav and such minimum participation is held or will be held during an uninterrupted period of at least one year.
In order to benefit from this exemption, the Belgian resident company must provide Euronav or its paying agent with a certificate confirming its qualifying status and the fact that it meets the required conditions. If the Belgian resident company holds the required minimum participation for less than one year, at the time the dividends are paid on or attributed to the Euronav ordinary shares, Euronav will levy the withholding tax but will not transfer it to the Belgian Treasury provided that the Belgian resident company certifies its qualifying status, the date from which it has held such minimum participation, and its commitment to hold the minimum participation for an uninterrupted period of at least one year.
The Belgian resident company must also inform Euronav or its paying agent if the one-year period has expired or if its shareholding will drop below 10% of the share capital of Euronav before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the dividend withholding tax which was temporarily withheld, will be refunded to the Belgian resident company.
Please note that the above described dividend received deduction regime and the withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (“kunstmatig”/“non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the EU Parent-Subsidiary Directive of November 30, 2011 (2011/96/EU) (“Parent-Subsidiary Directive”) in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.
For organizations for financing pensions (“OFPs”), i.e., Belgian pension funds incorporated under the form of an OFP (organismen voor de financiering van pensioenen/organismes de financement de pensions) within the meaning of Article 8 of the Belgian Act of October 27, 2006, the dividend income is generally tax exempt.

Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.
For taxpayers subject to the Belgian income tax on legal entities, the Belgian dividend withholding tax in principle fully discharges their income tax liability.
For non-resident individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds the Euronav ordinary shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian permanent establishment.
If the Euronav ordinary shares are acquired by a non-resident in connection with a business in Belgium, the investor must report any dividends received, which will be taxable at the applicable non-resident personal or corporate income tax rate, as appropriate. Belgian withholding tax levied at source may be credited against non-resident personal or corporate income tax and is reimbursable to the extent that it exceeds the income tax due, subject to two conditions: (1) the taxpayer must own the Euronav ordinary shares in full legal ownership at the time the dividends are paid or attributed and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the Euronav ordinary shares. The latter condition is not applicable if the investor can demonstrate (i) that he has held the Euronav ordinary shares in full legal ownership for an uninterrupted period of 12 months prior to the attribution of the dividends or (ii) that, during that period, the Euronav ordinary shares have never been held in full legal ownership at any point in time by a taxpayer other than a) a company subject to Belgian corporate tax or b) a non-resident company having, in an uninterrupted manner, invested the Euronav ordinary shares in a Belgian establishment.
Non-resident companies whose Euronav ordinary shares are invested in a Belgian establishment may, as of assessment year 2019, linked to a financial year that did not start prior to January 1, 2018, deduct 100% of the gross dividends received from their taxable income if, at the date the dividends are paid or attributed, the Conditions for the application of the dividend received deduction regime are met. Application of the dividend received deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each dividend distribution.
Under Belgian tax law, withholding tax is not due on dividends paid to a foreign pension fund which satisfies the following conditions: (i) it is a non-resident saver in the meaning of Article 227, 3° of the Belgian Income Tax Code (“ITC”) which implies that it has separate legal personality and fiscal residence outside of Belgium, (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions, (iii) whose activity is limited to the investment of funds collected in the exercise of its statutory mission, without any profit making aim, (iv) which is exempt from income tax in its country of residence, and (v) except in specific circumstances, provided that it is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the Euronav ordinary shares, nor obligated to pay a manufactured dividend with respect to the Euronav ordinary shares under a securities borrowing transaction. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the Euronav ordinary shares and that the above conditions are satisfied. The organization must then forward that certificate to Euronav or its paying agent.
Dividends distributed to non-resident qualifying parent companies established in a Member State of the EU or in a country with which Belgium has concluded a double tax treaty that includes a qualifying exchange of information clause, will, under certain conditions, be exempt from Belgian withholding tax provided that the Euronav ordinary shares held by the non-resident company, upon payment or attribution of the dividends, amount to at least 10% of the share capital of Euronav and such minimum participation is held or will be held during an uninterrupted period of at least one year. A non-resident company qualifies as a parent company provided that (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive of July 23, 1990 (90/435/EC), as amended by Directive 2003/123/EC of December 22, 2003, or, for companies established in a country with which Belgium has concluded a qualifying double tax treaty, it has a legal form similar to the ones listed in such annex; (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries; and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime.
In order to benefit from this exemption, the non-resident company must provide Euronav or its paying agent with a certificate confirming its qualifying status and the fact that it meets the three abovementioned conditions.
If the non-resident company holds a minimum participation for less than one year at the time the dividends are attributed to the Euronav ordinary shares, Euronav must deduct the withholding tax but does not need to transfer it to the Belgian Treasury provided that the non-resident company provides Euronav or its paying agent with a certificate confirming, in addition to its qualifying status, the date as of which it has held the Euronav ordinary shares, and its commitment to hold the Euronav ordinary shares for an uninterrupted period of at least one year. The non-resident company must also inform Euronav or its paying agent when the one-year period has expired or if its shareholding drops below 10% of Euronav’s share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the deducted dividend withholding tax which was temporarily withheld, will be refunded to the non-resident company.
Dividends distributed by a Belgian company to a non-resident company will be exempt from withholding tax, provided that (i) the non-resident company is established in the European Economic Area or in a country with whom Belgium has concluded a tax treaty that includes a qualifying exchange of information clause, (ii) the non-resident company is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (iii) the non-resident company does not satisfy the 10%-participation threshold but has a participation in the Belgian company with an acquisition value of at least € 2,500,000 upon the date of payment or attribution of the dividend, (iv) the dividends relate to shares which are or will be held in full ownership for at least one year without interruption; (v) the non-resident company has a legal form as listed in the Annex I, Part A, to the Council Directive 2011/96/EU of 30 November 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended by Directive 2014/86/EU of 8 July 2014, or, has a legal form similar to the ones listed in such annex and that is governed by the laws of another Member State of the EEA, or, by the law of a country with whom Belgium has concluded a qualifying double tax treaty, (vi) the ordinary Belgian withholding tax is, in principle, neither creditable nor reimbursable in the hands of the non-resident company and (vii) if the dividends concerned were received by a Belgian company, the Article 203 ITC Taxation Condition would be applicable and the dividends received deduction anti-abuse provision would not be applicable.
In order to benefit from the exemption of withholding tax, the non-resident company must provide Euronav or its paying agent with a certificate confirming (i) it has the above described legal form, (ii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary domestic tax regime, (iii) it holds a participation of less than 10% in the capital of Euronav but with an acquisition value of at least € 2,500,000 upon the date of payment or attribution of the dividend, (iv) the dividends relate to shares in Euronav which it has held or will hold in full legal ownership for an uninterrupted period of at least one year, (v) to which extent it could in principle, would this exemption not exist, credit the levied Belgian withholding tax or obtain a reimbursement according to the legal provisions applicable upon 31 December of the year preceding the year of the payment or attribution of the dividends, and (vi) its full name, legal form, address and fiscal identification number, if applicable.
Belgian dividend withholding tax is subject to such relief as may be available under applicable double tax treaty provisions. Belgium has concluded double tax treaties with more than 95 countries, reducing the dividend withholding tax rate to 20%, 15%, 10%, 5% or 0% for residents of those countries, depending on conditions, among others, related to the size of the shareholding and certain identification formalities.
Prospective holders should consult their own tax advisors to determine whether they qualify for a reduction in withholding tax upon payment or attribution of dividends, and, if so, to understand the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Belgian Taxation of capital gains and losses on Euronav Ordinary Shares
In principle, Belgian resident individuals acquiring the Euronav ordinary shares as a private investment should not be subject to Belgian capital gains tax on a later disposal of the Euronav ordinary shares and capital losses will not be tax deductible.
Capital gains realized by a Belgian resident individual are however taxable at 33% (plus local surcharges) if the capital gain on the Euronav ordinary shares is deemed to be realized outside the scope of the normal management of its private estate. Capital losses are, however, not tax deductible. Moreover, capital gains realized by Belgian resident individuals on the disposal of the Euronav ordinary shares to a non-resident company (or body constituted in a similar legal form), to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident legal entity, each time established outside the European Economic Area, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned, directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in Euronav (i.e., a shareholding of more than 25% in Euronav). Capital losses arising from such transactions are, however, not tax deductible.
Capital gains realized by Belgian resident individuals in case of redemption of the Euronav ordinary shares or in case of liquidation of Euronav will generally be taxable as a dividend. See “Belgian Taxation of dividends on Euronav ordinary shares — Belgian resident individuals”.
Belgian resident individuals who hold the Euronav ordinary shares for professional purposes are taxable at the ordinary progressive personal income tax rates (plus local surcharges) on any capital gains realized upon the disposal of the Euronav ordinary shares, except for the Euronav ordinary shares held for more than five years, which are taxable at a separate rate of, in principle, 10% (capital gains realized in framework of cessation of activities in certain circumstances) or 16.5% (other occasions), both plus local surcharges. Capital losses on the Euronav ordinary shares incurred by Belgian resident individuals who hold the Euronav ordinary shares for professional purposes are in principle tax deductible.
Belgian resident companies are normally not subject to Belgian capital gains taxation on gains realized upon the disposal of the Euronav ordinary shares provided that the Conditions for the application of the dividend received deduction regime are met. With respect to capital gains realized upon the disposal of the Euronav ordinary shares during a financial year that started prior to January 1, 2018 or a financial year ending prior to December 31, 2018, the condition that the Belgian resident company must hold Euronav ordinary shares representing at least 10% of the share capital of Euronav or having an acquisition value of at least EUR 2,500,000 does not apply, and such capital gains may be subject to a minimum tax of 0.412% if the Belgian resident company does not qualify as a small company within the meaning of Article 15, §1 to §6 of the Belgian Companies Code.
If the one-year minimum holding period condition is not met (but the other Conditions for the application of the dividend received deduction regime are met), the capital gains realized upon the disposal of the Euronav ordinary shares by Belgian resident companies are taxable at a separate corporate income tax rate of 25.50%. Such capital gain realized in a financial year starting before January 1, 2018 or ending before December 31, 2018 will still be subject to a separate corporate income tax rate of 25.75%. From assessment year 2019 (financial years starting from January 1, 2018) this separate rate for the non-fulfillment of the one-year detention condition does not apply to SMEs, insofar as the capital gain qualifies for the reduced rate of 20.40% (this is, with a taxable basis up to 100,000 EUR). This separate rate will be fully abolished as of the assessment year 2021 (financial years starting from January 1, 2020), since at that time the standard corporate tax rate will be reduced to 25% (or 20% for qualifying SMEs).
If the Conditions for the application of the dividend received deduction regime would not be met, any capital gain realized would be taxable at the standard corporate income tax rate of 29.58%, unless the reduced corporate income tax rates apply. Such capital gain realized in a financial year starting before January 1, 2018 or ending before December 31, 2018 will still be subject to the standard corporate income tax rate of 33.99%, unless the reduced corporate income tax rates apply.
Capital losses on the Euronav ordinary shares incurred by Belgian resident companies are as a general rule not tax deductible.

Euronav ordinary shares held in the trading portfolios of Belgian qualifying credit institutions, investment enterprises and management companies of collective investment undertakings are subject to a different regime. The capital gains on such Euronav ordinary shares are taxable at the ordinary corporate income tax rate of 29.58% and the capital losses on such Euronav ordinary shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization. Such capital gain realized in a financial year starting before January 1, 2018 or ending before December 31, 2018 will still be subject to the standard corporate income tax rate of 33.99%, unless the reduced corporate income tax rates apply.
Capital gains realized by Belgian resident companies in case of redemption of the Euronav ordinary shares or in case of liquidation of Euronav will, in principle, be subject to the same taxation regime as dividends.
Capital gains on the Euronav ordinary shares realized by OFPs within the meaning of Article 8 of the Belgian Act of October 27, 2006 are exempt from corporate income tax and capital losses are not tax deductible.
Belgian resident legal entities subject to the legal entities income tax are, in principle, not subject to Belgian capital gains taxation on the disposal of the Euronav ordinary shares. Capital losses on Euronav ordinary shares incurred by Belgian resident legal entities are not tax deductible.
Capital gains realized upon disposal of  (part of) a substantial participation in a Belgian company (i.e., a participation representing more than 25% of the share capital of Euronav at any time during the last five years prior to the disposal) may, however, under certain circumstances be subject to income tax in Belgium at a rate of 16.5% (plus crisis surcharge of 2%; such surcharge will however be abolished as of 1 January 2020).
Capital gains realized by Belgian resident legal entities in case of redemption of the Euronav ordinary shares or in case of liquidation of Euronav will, in principle, be subject to the same taxation regime as dividends.
Non-resident individuals or companies are, in principle, not subject to Belgian income tax on capital gains realized upon disposal of the Euronav ordinary shares, unless the Euronav ordinary shares are held as part of a business conducted in Belgium through a fixed base in Belgium or a Belgian PE. In such a case, the same principles apply as described with regard to Belgian individuals (holding the Euronav ordinary shares for professional purposes) or Belgian companies.
Non-resident individuals who do not use the Euronav ordinary shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the Euronav ordinary shares to Belgium, might be subject to tax in Belgium if the capital gains arise from transactions which are to be considered speculative or beyond the normal management of one’s private estate or in case of disposal of a substantial participation in a Belgian company as mentioned in the tax treatment of the disposal of the Euronav ordinary shares by Belgian individuals. Such non-resident individuals might therefore be obliged to file a tax return and should consult their own tax advisor.
Annual tax on securities accounts
Holders (full or bare ownership and usufruct) of one or more securities accounts — either Belgian resident individuals holding one or more securities accounts with Belgian or foreign financial intermediaries (financial institutions and investment companies licensed to hold financial instruments for the account of clients) or non-resident individuals holding one or more securities accounts with a Belgian financial intermediary —  are subject to tax at a rate of 0.15% on the total amount of taxable financial instruments held in these securities accounts, if during the preceding reference period of 12 months the combined average value of taxable financial instruments across all securities accounts exceeded EUR 500,000 per individual account holder (i.e. EUR 1,000,000 for a married couple holding a common securities account). The taxable financial instruments are the following: rights of participation in collective investment funds and shares in investment companies (listed or not), listed and non-listed bonds, “kasbons”/“bons de caisse”, warrants, certificates of shares and bonds, listed and non-listed shares and trackers registered in securities accounts. Registered shares registered in the share register, pension savings arrangements, life insurance contracts, options, futures and swaps are excluded. The tax is, in principle, collected by the intermediary financial institution, who also determines the combined average value of the accounts concerned, in case this financial institution is a Belgian financial institution or a foreign financial institution which has appointed a representative in Belgium to do so. If not, the securities account holder is responsible for calculating, reporting and paying the annual tax on securities accounts.
Investors should consult their own professional advisors in relation to the annual tax on securities accounts.
Belgian Tax on stock exchange transactions
The purchase and the sale and any other acquisition or transfer for consideration of existing Euronav ordinary shares (secondary market transactions) is subject to the Belgian tax on stock exchange transactions (“taks op de beursverrichtingen”/“taxe sur les opérations de bourse”) if  (i) it is executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence in Belgium, or legal entities for the account of their seat or establishment in Belgium (both referred to as a “Belgian Investor”). The tax on stock exchange transactions is not due upon the issuance of new Euronav ordinary shares.
The tax on stock exchange transactions is levied at a rate of 0.35% of the purchase price, capped at €1,600 per transaction and per party. Contrary to what applies to the selling party, the broker’s remuneration is not included in the taxable basis for the purchaser.
A separate tax is due by each party to the transaction, and both taxes are collected by the professional intermediary. However, if the intermediary is established outside of Belgium, the tax will in principle be due by the Belgian Investor, unless that Belgian Investor can demonstrate that the tax has already been paid. Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian stock exchange tax representative (“Stock Exchange Tax Representative”), which will be liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary. If such a Stock Exchange Tax Representative would have paid the tax on stock exchange transactions due, the Belgian Investor will, as per the above, no longer be the debtor of the tax on stock exchange transaction.
No tax on stock exchange transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in Article 2.9° and 10° of the Belgian Law of August 2, 2002 on the supervision of the financial sector and financial services; (ii) insurance companies described in Article 2, §1 of the Belgian Law of July 9, 1975 on the supervision of insurance companies; (iii) pension institutions referred to in Article 2,1° of the Belgian Law of October 27, 2006 concerning the supervision of pension institutions; (iv) undertakings for collective investment; (v) regulated real estate companies; and (vi) Belgian non-residents provided they deliver a certificate to their financial intermediary in Belgium confirming their non-resident status.
The proposed Financial Transaction Tax (FTT)
On February 14, 2013 the EU Commission adopted a Draft Directive on a common Financial Transaction Tax (the “FTT”). Earlier negotiations for a common transaction tax among all 28 EU Member States had failed. The current negotiations between Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the Participating Member States) are seeking a compromise under “enhanced cooperation” rules, which require consensus from at least nine nations. Earlier Estonia dropped out of the negotiations by declaring it would not introduce the FTT.
The Draft Directive currently stipulates that once the FTT enters into force, the Participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of November 28, 2006 on the common system of value added tax). For Belgium, the tax on stock exchange transactions should thus be abolished once the FTT enters into force.

However, the Draft Directive on the FTT remains subject to negotiations between the Participating Member States. It may therefore be altered prior to any implementation, of which the eventual timing and outcome remains unclear. Additional EU Member States may decide to participate or drop out of the negotiations. If the number of Participating Member States would fall below nine, it would put an end to the project.
Prospective investors should consult their own professional advisors in relation to the FTT.
Other Tax Considerations
In addition to the tax consequences discussed above, Euronav may be subject to tax in one or more other jurisdictions where Euronav conducts activities. The amount of any such tax imposed upon Euronav’s operations may be material.

ENFORCEABILITY OF EURONAV CIVIL LIABILITIES
After the Merger, the Combined Company will be a Belgian Company and its principal executive office will be located outside of the United States in Belgium. Substantially all of the Combined Company’s assets will be located outside the United States and all of the Combined Company’s executive officers and a majority of the Combined Company’s directors will reside outside the United States, provided that Mr. Steven Smith is elected as a director at the next annual meeting of Euronav shareholders. Further, all of the experts named in this proxy statement/prospectus reside outside of the United States.
As a result, you may have difficulty serving legal process within the United States upon the Combined Company or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against Combined Company or these persons.
Furthermore, there is substantial doubt that courts in the countries in which Combined Company is incorporated or where Combined Company’s assets, directors or officers and such experts are located (i) would enforce judgments of U.S. courts obtained in actions against the Combined Company, directors or officers and such experts based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against the Combined Company, directors or officers and such experts based on those laws.

LEGAL MATTERS
Matters relating to United States law will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004. The validity of the Euronav ordinary shares and certain other matters relating to Belgian law will be passed upon for us by ARGO LAW CVBA, Posthofbrug 12 – 5, 2600 Berchem, Belgium.
EXPERTS
The consolidated financial statements incorporated in this proxy statement/prospectus by reference from Gener8 Maritime, Inc.’s Annual Report on Form 10-K Amendment No. 2 for the year ended December 31, 2017, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and includes (1) an explanatory paragraph relating to the restatement discussed in Note 21 and (2) an explanatory paragraph regarding the existence of negative financial conditions that raise substantial doubt about the Company’s ability to continue as a going concern). Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Euronav NV and subsidiaries as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Bedrijfsrevisoren — Réviseurs d’Entreprises civil CVBA/SCRL, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
APPRAISERS
The appraisers, Clarksons Valuations and Vessel Values, provided valuations of the vessels contained in the fleets of both Euronav and Gener8. The appraisers are internationally recognized shipbroking and appraisal firms not affiliated with Euronav or Gener8. The appraisers were engaged to provide the valuations based on their qualifications, experience, and reputations. These valuations were used as basis together with other elements for the NAV calculations by the management team of each company and to assist independent financial advisors in delivering fairness opinions. The valuations were not prepared in connection with or in contemplation of the Merger, and they do not purport to analyze the fairness of the merger consideration or provide any opinion regarding the Merger. The companies did not pay any additional transaction-based fees for the valuations. The full text of the valuations, which sets forth the assumptions made and limitations on the review undertaken in connection with the valuations, is included as Annex D to this proxy statement/prospectus.
The charter-free valuations prepared by Clarksons Valuations are based on recent transactions, negotiations and broker’s market knowledge and assume charter-free delivery on a willing buyer, willing seller basis. The with charter valuations assume the charters will be fully performed. The valuations relate to June 30, 2017, September 21, 2017 and September 26, 2017 and are not a guide to the market value of the vessels at any other time. Market values in the shipping industry are volatile. Neither the vessels nor the charterparties have been inspected by Clarksons Valuations. The full valuation certificates of Clarksons Valuations and VesselValues.com that outline the assumptions used are reproduced in full in this proxy statement/prospectus as Annex D.
OTHER MATTERS
As of the date of this proxy statement/prospectus, the Gener8 board of directors knows of no matters that will be presented for consideration at the Special Meeting, other than as described in this proxy statement/prospectus. If any other matters properly come before holders of Gener8 common shares at the Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that are named as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of the Gener8 board of directors.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING
For shareholder proposals (either for nominations of directors or for other business) to be considered at Gener8’s next annual meeting, written notice of such proposal or nomination must be delivered to or mailed and received at the principal executive offices of Gener8, to the Secretary, not less than one hundred and fifty (150) days nor more than one hundred and eighty (180) days prior to the one-year anniversary of the date of the immediately preceding annual meeting of shareholders (which would be between November 17, 2017 and December 17, 2017). If the annual meeting is held more than thirty (30) days from such anniversary date, notice by the shareholder must be delivered no earlier than the one hundred and eightieth (180th) day prior to such annual meeting and no later than the close of business on the later of the one hundred and fiftieth (150th) day prior to the annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by Gener8.
A shareholder’s notice to the Secretary with respect to other business to be brought before the annual meeting must be in such form as complies with the requirements of Gener8 Maritime, Inc.’s bylaws, including, with respect to nominations of directors, setting forth, among other things, the name, age, business and residence address of the nominee, the principal occupation of the nominee, and the number of shares of capital stock held beneficially or of record by the nominee. The notice must be accompanied by the written consent of the nominee to being named as a nominee and to serve as a director if elected.
A shareholder’s notice to the Secretary with respect to other business to be brought before the annual meeting must be in such form as complies with the requirements of Gener8’s bylaws, including setting forth, among other things, a brief description of the business to be brought before the annual meeting, the name, record address and tax identification number of the shareholder, the number of shares of capital stock beneficially owned or owned of record by the shareholder, a description of arrangements between the shareholder and any other persons in connection with the proposal and a representation that the shareholder intends to appear in person or by proxy to bring such business before the meeting.

WHERE YOU CAN FIND MORE INFORMATION
As required by the U.S. Securities Act, Euronav filed a registration statement relating to the securities offered by this proxy statement/prospectus with the SEC. This proxy statement/prospectus is a part of that registration statement, which includes additional information.
Government Filings
Euronav and Gener8 file annual and other reports with the SEC. You may read and copy any of this information and obtain copies at prescribed rates from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Further information about Euronav is available on its website at https://www.euronav.com/en/. Further information about Gener8 is available on its website at http://www.gener8maritime.com/. The information on these websites does not constitute a part of this proxy statement/prospectus.
Information Incorporated by Reference
The SEC allows Euronav and Gener8 to “incorporate by reference” information into this proxy statement/prospectus from information that Euronav and Gener8, respectively, files with the SEC This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, and certain information that Euronav or Gener8 files later with the SEC prior to the date of the Special Meeting, as it may be adjourned, will also be considered to be part of this proxy statement/prospectus and will automatically update and supersede previously filed information, including information contained in this document.
Euronav incorporates by reference the documents listed below:
•
Euronav’s annual report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 17, 2018, which contains its audited consolidated financial statements for the most recent fiscal year for which those statements have been filed;

•
Euronav’s Report of Foreign Private Issuer on Form 6-K (excluding management commentary contained therein) furnished to the SEC on April 26, 2018, and

•
the description of Euronav’s ordinary shares contained in its Registration Statement on Form 8-A, filed with the SEC on January 21, 2015, including any subsequent amendments or reports filed for the purpose of updating such description.

Gener8 incorporates by reference the documents listed below:
•
annual report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 15, 2018, as amended on April 30, 2018 and May 4, 2018, respectively; and

•
Gener8’s reports on Form 8-K filed with the SEC on each of February 15, 2018, March 14, 2018, March 26, 2018, March 30, 2018, April 3, 2018, as amended on April 4, 2018, April 24, 2018, May 3, 2018 and May 4, 2018.

A copy of each of these documents is being furnished together with the copy of this proxy statement/prospectus that is being sent to security holders.
Euronav and Gener8 are also incorporating by reference any document that is filed by Euronav or Gener8 after the date of the filing of the initial registration statement of which this proxy statement/prospectus forms a part and prior to the effectiveness of that registration statement, any future filings they make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, all subsequent annual reports on Form 20-F or Form 10-K that it files with the SEC and certain reports on Form 6-K and Form 8-K that it furnishes to the SEC after the date of this proxy statement/prospectus (if they state that they are incorporated by reference into the registration statement of which this proxy statement/prospectus forms a part) until prior to the date of the Special Meeting, as it may be adjourned. In all cases, you should rely on the later information over different information included in this proxy statement/prospectus or any prospectus supplement.
You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus and any accompanying prospectus supplement. Euronav and Gener8 have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Euronav and Gener8 are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this proxy statement/prospectus and any accompanying prospectus supplement as well as the information Euronav filed with the SEC and is incorporated by reference, is accurate as of the dates on the front cover of those documents only. Euronav’s business, financial condition and results of operations and prospects may have changed since those dates.
You may request a free copy of the above mentioned filings or any subsequent filing Euronav incorporates by reference to this proxy statement/prospectus by writing or telephoning Euronav at the following address:
Euronav
De Gerlachekaai 20
2000 Antwerpen, Belgium
You may request a free copy of the above mentioned filings or any subsequent filing Gener8 incorporates by reference to this proxy statement/prospectus by writing or telephoning Gener8 at the following address
Gener8 Maritime, Inc.
299 Park Avenue
2nd Floor
New York, NY
Tel: +1 (212) 763-5600
You will not be charged for any of the documents that you request. If you would like to request documents, please do so by [•], 2018 (which is five (5) business days before the date of the Special Meeting) in order to receive them before the Special Meeting.
SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the U.S. Securities Act and is therefore unenforceable.

Annex A
CONFIDENTIALEXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
dated as of December 20, 2017,
among
EURONAV NV
EURONAV MI INC.
and
GENER8 MARITIME, INC.

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of December 20, 2017 (this “Agreement”), among Euronav NV, a corporation organized under the laws of the Kingdom of Belgium (“Parent”), Euronav MI Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Gener8 Maritime, Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”). Parent, Merger Sub and the Company are each referred to herein as a “Party” and collectively as the “Parties”. Capitalized terms used herein shall have the meanings ascribed to such terms in Section 1.1 and elsewhere in this Agreement.
RECITALS
WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Parties wish to merge Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a direct wholly-owned subsidiary of Parent;
WHEREAS, a transaction advisory committee (the “Transaction Committee”) established by the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company and its shareholders, (ii) declared advisable this Agreement and the Transactions, including the Merger, and (iii) recommended to the Company Board that this Agreement and the Transactions, including the Merger, be approved by the Company Board and submitted to the Company Shareholders Meeting for approval;
WHEREAS, the Company Board, upon the recommendation of the Transaction Committee, has (i) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company and its shareholders, (ii) approved, adopted and declared advisable this Agreement and the Transactions, including the Merger, and (iii) recommended that this Agreement and the Transactions, including the Merger, be submitted to the Company Shareholders Meeting for approval;
WHEREAS, each of the board of directors of Parent (the “Parent Board”) (on its own behalf and as the sole shareholder of Merger Sub) and the board of directors of Merger Sub has approved this Agreement and the Transactions, including the Merger;
WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Merger, including the receipt of Parent Shares by Company Common Shareholders, qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder, and (ii) this Agreement constitutes, and is adopted as, a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder; and
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions thereto;
NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the Parties hereby agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
SECTION 1.1.   Certain Definitions.
(a)   When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):
“1933 Act” means the Securities Act of 1933, as amended.
“1934 Act” means the Securities Exchange Act of 1934, as amended.
“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest or any public announcement of intention to enter into any agreement or of  (or intention to make) any offer, proposal, inquiry or indication of interest by a Third Party relating to any transaction or series of related transactions involving (i) any direct or indirect acquisition, lease or other disposition of assets of the Company or its

Subsidiaries (including any Company Vessels or voting securities of the Company’s Subsidiaries) equal to, individually or in the aggregate, 15% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries or to which 15% or more of the consolidated net income or revenues of the Company and its Subsidiaries for the then most recently completed four-quarter period are attributable, (ii) any direct or indirect acquisition of 15% or more of the total outstanding equity or voting securities of the Company, including by way of tender offer or exchange offer, (iii) a merger, consolidation, spin-off, share exchange (including a split-off), business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving the Company or any of its Subsidiaries involving (A) 15% or more of the consolidated assets of the Company and its Subsidiaries or assets of the Company and/or any of its Subsidiaries that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of the Company for the then most recently completed four-quarter period or (B) 15% or more of the total outstanding equity or voting securities of the Company, or (iv) any other transaction or series of transactions having a similar effect to those described in clauses (i), (ii) or (iii).
“Action” means any litigation, claim, action, suit, hearing, arbitration, audit, inspection, investigation or other proceeding (whether civil, criminal, administrative, labor or investigative) by or before a Governmental Authority or arbitrator(s).
“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person. For purposes of this definition and as used otherwise in this Agreement, “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise; provided, that in no event shall any portfolio company of a private equity investor or asset management investor in a Party be deemed an Affiliate of such Party.
“Antitrust Laws” means any antitrust, competition or trade regulatory Laws of any jurisdiction, including the HSR Act.
“BCC” means the Belgian Companies Code adopted by the Act of May 7, 1999, as amended and replaced from time to time.
“Book-Entry Share” means a share of Company Common Stock outstanding immediately prior to the Effective Time represented by book-entry.
“Business Day” means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York or in Brussels, Belgium are authorized or required by applicable Law to close.
“Certificate” means each certificate which, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock.
“Closing Parent Price” means the closing price per Parent Share on the NYSE (as reported on Bloomberg or, if not reported thereby, another alternative source as reasonably agreed by Parent and the Company) on the last trading day prior to the Effective Date.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Balance Sheet” means the audited consolidated balance sheet of the Company as of December 31, 2016, and the footnotes thereto, audited by the Company’s auditors Deloitte & Touche LLP.
“Company Balance Sheet Date” means December 31, 2016.
“Company Benefit Plan” means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) stock purchase, stock option, severance pay, employment, change-in-control, retention, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, employee loan or other employee benefit plan, practice, contract, program, policy or other arrangement, whether written or oral, formal or informal, whether or not subject to ERISA, under which any present or former employee, director, officer, consultant or independent contractor of the Company or any of its Subsidiaries has any present or future right to compensation, payments or benefits and that is sponsored or maintained or contributed to by the Company or any of its Subsidiaries.
“Company Common Shareholders” means those Persons holding outstanding shares of Company Common Stock immediately prior to the Effective Time.
“Company Common Stock” means common stock of the Company, $0.01 par value per share.
“Company Disclosure Documents” means any form, report, schedule, statement or other document required to be filed or provided with or to the SEC, NYSE, Euronext or other Governmental Authority by the Company or distributed or otherwise disseminated by the Company to the Company’s shareholders or the holders of any outstanding Company Stock Options or Company RSUs in connection with the Transactions, including the Registration Statement or the Proxy Statement.
“Company Disclosure Letter” means the Disclosure Letter dated the date hereof regarding this Agreement that has been provided by the Company to Parent.
“Company Incentive Plan” means the Company’s 2012 Equity Incentive Plan (as amended and restated, effective June 22, 2015).
“Company Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate with all such other changes, events, occurrences or developments, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including Company Vessels), and liabilities (taken as a whole) or results of operations of the Company and its Subsidiaries, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (A) changes in applicable Law, GAAP or IFRS or authoritative interpretations thereof, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate, (D) acts of war, sabotage or terrorism, or any escalation or the worsening of the foregoing, or natural disasters, (E) other than for purposes of Section 4.3 and Section 4.17(g) (and, to the extent related thereto, the conditions set forth in Section 9.3(a)(iii)), the execution or performance of this Agreement or the announcement or consummation of the Transactions, (F) any failure by the Company and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (provided that, in the case of this clause (F), the underlying cause of any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred), (G) the taking of any action required or permitted by this Agreement (provided, that the exception in this clause (G) shall not apply to any representation or warranty contained in Section 4.3 or Section 4.17(g) (and, to the extent related thereto, the conditions set forth in Section 9.3(a)(iii)), or (H) the Specified Approvals having not been obtained at Closing; provided, that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other entities operating in the oil tanker shipping industry, or (ii) has or would reasonably be expected to materially impair the ability of the Company to perform its obligations under this Agreement or materially delay the ability of the Company to consummate the Transactions.
“Company Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Company Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens on Company Vessels for crews’ wages and salvage, for claims covered by insurance, and for maritime liens arising in the ordinary course of business which secure obligations not yet due and payable or not more than thirty (30) days overdue, (v) other Liens incidental to the conduct of the business of the Company and its Subsidiaries or the ownership of the Company’s or its Subsidiaries’ property and assets and arising by operation of law which secure obligations not yet due or payable or not more than thirty (30) days overdue, (vi) restrictions on transfer of securities under applicable securities Laws, (vii) Liens that will be released on or prior to the Closing Date, and (viii) Liens incurred in the ordinary course of business consistent with past practice that are not reasonably likely to adversely interfere in a material way with the use of the property or assets encumbered thereby.
“Company Preferred Stock” means the preferred stock of the Company, $0.01 par value per share.
“Company RSU” means a restricted stock unit representing the right to earn one (1) share of Company Common Stock issued pursuant to the Company Incentive Plan or otherwise issued or granted by the Company.
“Company Stock Option” means an option to purchase shares of Company Common Stock issued pursuant to the Company Incentive Plan or otherwise issued or granted by the Company.
“Company Vessels” means Company Owned Vessels and Company Leased Vessels.
“Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, derivative, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.
“Contribution in Kind” means the Belgian legal concept of a capital increase following an “inbreng in natura/apports en nature” as set out in articles 601 and 602 of the BCC.
“Control” has the meaning specified in the definition of Affiliate.
“Environmental Laws” means applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines, in each case, relating to human health and safety, the environment or to pollutants, natural resources, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials (including the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. §9601 et seq., the Oil Pollution Act of 1990, the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Hazardous Material Transportation Act, 49 U.S.C. § 1801 et seq., the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., and any state and local or foreign counterparts or equivalents).
“EU Listing Prospectus” means the prospectus issued by Parent with respect to the admission to trading of the Merger Consideration in accordance with the European Prospectus Regulation 2017/1129 and the Belgian Law of 16 June 2006 on the public offering of securities and the admission of securities to trading on a regulated market, to be approved by the FSMA.
“Euronext” means Euronext Brussels, i.e., the Brussels Stock Exchange.
“Exchange Agent” means Computershare, Inc. and its subsidiary Computershare Trust Company, N.A. or such other bank or independent financial institution in the United States (or non-Belgian Affiliate thereof) reasonably acceptable to the Company and Parent, the appointment of which shall have been approved by the shareholders of the Company at the Company Shareholders Meeting.
“FSMA” means the Belgian Financial Services and Markets Authority.
“GAAP” means generally accepted accounting principles in the United States, consistently applied.
“Governmental Authority” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including the Republic of the Marshall Islands and the Kingdom of Belgium), international, multinational, supranational (including the European Union or the European Central Bank) or other government or body, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization, including the NYSE and Euronext.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, accreditations, exemptions, variances, easements, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any applicable Law.
“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.
“IFRS” means the international financial reporting standards adopted by the International Accounting Standards Board from time to time, consistently applied.
“Indebtedness” means, with respect to any Person as of any date of determination, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (ii) obligation of such Person with respect to any indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (iii) obligation of such Person with respect to any sale/leaseback or similar arrangement in respect of a vessel (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (iv) all reimbursement obligations with respect to outstanding banker’s acceptances or letters of credit, but in the case of letters of credit only to the extent drawn as of such date, (v) liability of such Person as of such date with respect to any hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, (vi) responsibility or liability of such Person as of such date directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing, and (vii) obligations of the type referred to in clauses (i) through (vi) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).
“Intervening Event” means a material fact, event, change, development, or set of circumstances (other than an Acquisition Proposal) affecting the business, assets or operations of the Company and occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the Transaction Committee or the Company Board as of or prior to the date of this Agreement; provided, that no fact, event, change, development or set of circumstances shall constitute an Intervening Event if such fact, event, change, development or set of circumstances (a) affects the oil tanker shipping industry generally (including events that generally affect the market value of vessels or charter hire rates), or (b) resulted from or arose out of the announcement or consummation of the Transactions or the compliance by the Company with its covenants and agreements hereunder; provided, further, that no such affect on the Company shall be considered to be material and thus an Intervening Event if the economic impact on the Company is less than $50,000,000.
“KEXIM Credit Agreement” means the $963,743,455 Facility Agreement, dated as of 31 August 2015 (as amended by Amendment No. 1, dated as of 20 October 2016, Amendment No. 2, dated as of 24 March 2017, and Amendment No. 3, dated as of 1 June 2017), among Gener8 Maritime Subsidiary VIII Inc., as borrower, Gener8 Maritime Subsidiary V, as shareholder, the Company, as parent guarantor, the guarantors party thereto, the lenders party thereto and Nordea Bank AB (publ), New York Branch, as facility agent for the lenders.
“Knowledge of Parent” or any similar phrase means the actual knowledge of the following persons: Paddy Rodgers, Hugo De Stoop, Alex Staring and Egied Verbeeck.
“Knowledge of the Company” or any similar phrase means the actual knowledge of the following persons: Peter Georgiopoulos, Leonard Vrondissis, John Tavlarios, Milton Gonzalez, Sean Bradley and George Fikaris.
“KPMG” means KPMG Bedrijfsrevisoren-Reviseurs d’Enterprises Burg. CVBA.

“Law” means any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other adverse claim or encumbrance of any kind in respect of such property or asset.
“Maritime Guidelines” means any United States, international or non-United States (including the Marshall Islands, Liberia and Bermuda) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Company Vessel or Parent Vessel, as applicable, and to which a Company Vessel or Parent Vessel, as applicable, is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such Company Vessel’s or Parent Vessel’s, as applicable, classification society or the insurer(s) of such Company Vessel or Parent Vessel, as applicable.
“Material Contracts” means each Contract set forth on, or required to be set forth on, Section 4.15(a) of the Company Disclosure Letter or Section 5.15(a) of the Parent Disclosure Letter.
“Merger Consideration” means the Parent Shares to be issued pursuant to Section 3.1(a) and Section 3.2(b).
“MIBCA” means the Marshall Islands Business Corporations Act.
“Newbuildings” means vessels contracted to be constructed, under construction or newly constructed for, but not yet delivered to, (i) the Company or any of its Subsidiaries, other than Company Vessels or (ii) Parent or any of its Subsidiaries, other than Parent Vessels, in each case, as applicable.
“Notarial Deed” means the notarial deed to be enacted by a Belgian notary public with respect to the capital increase within the framework of the authorized capital resulting from the Contribution in Kind by the Exchange Agent of the Surviving Corporation Shares in the name and on behalf of and for the account and benefit of the former Company Common Shareholders to Parent in return for being issued the Merger Consideration (new Parent Shares) in the name and on behalf of and for the account and benefit of the former Company Common Shareholders and the holders of any outstanding Company Stock Options or Company RSUs.
“NYSE” means the New York Stock Exchange.
“Option Consideration” means, with respect to each Company Stock Option issued and outstanding immediately prior to the Closing Date, an amount in cash equal to the product of  (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Closing Date, and (ii) the excess, if any, of the Transaction Value Per Share over the exercise price applicable to such shares of Company Common Stock subject to such Company Stock Option. If the exercise price applicable to shares of Company Common Stock subject to a Company Stock Option is equal to or greater than the Transaction Value Per Share, no Option Consideration shall be payable hereunder.
“Order” means any injunction, judgment, decree, order, ruling, writ, assessment, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.
“Parent Audit Report” means the unqualified special report on the Contribution in Kind of the Surviving Corporation Shares drawn up by Parent’s auditors KPMG in accordance with article 602 of the BCC.
“Parent Balance Sheet” means the audited consolidated balance sheet of Parent as of December 31, 2016, and the footnotes thereto, audited by Parent’s auditors KPMG.
“Parent Balance Sheet Date” means December 31, 2016.

“Parent Benefit Plan” means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) stock purchase, stock option, severance pay, employment, change-in-control, retention, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, employee loan or other employee benefit plan, practice, contract, program, policy or other arrangement, whether written or oral, formal or informal, whether or not subject to ERISA, under which any present or former employee, director, officer, consultant or individual independent contractor of Parent or any of its Affiliates has any present or future right to compensation, payments or benefits and that is sponsored or maintained or contributed to by Parent or any of its Affiliates.
“Parent Disclosure Documents” means any form, report, schedule, statement or other document required to be filed or provided with or to the SEC, NYSE, Euronext or other Governmental Authority by Parent or distributed or otherwise disseminated by Parent to Parent’s shareholders, the Company’s shareholders or the holders of any outstanding Company Stock Options or Company RSUs in connection with the Transactions, including the Registration Statement, the Proxy Statement, the EU Listing Prospectus, the Parent Special Board Report and the Parent Audit Report.
“Parent Disclosure Letter” means the Disclosure Letter dated the date hereof regarding this Agreement that has been provided by Parent to the Company.
“Parent Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate with all such other changes, events, occurrences or developments, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including Parent Vessels), and liabilities (taken as a whole) or results of operations of Parent and Parent’s Subsidiaries, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a Parent Material Adverse Effect: (A) changes in applicable Law, GAAP or IFRS or authoritative interpretations thereof, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which Parent and its Subsidiaries operate, (D) acts of war, sabotage or terrorism, or any escalation or worsening of the foregoing, or natural disasters, (E) other than for purposes of Section 5.3 and Section 5.17(f) (and, to the extent related thereto, the conditions set forth in Section 9.2(a)(iii)), the execution or performance of this Agreement or the announcement or consummation of the Transactions, (F) any failure by the Parent and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (provided that, in the case of this clause (F), the underlying cause of any such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred), or (G) the taking of any action required or permitted by this Agreement (provided, that the exception in this clause (G) shall not apply to any representation or warranty contained in Section 5.3 or Section 5.17(f) (and, to the extent related thereto, the conditions set forth in Section 9.2(a)(iii)); provided, that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect Parent and its Subsidiaries, taken as a whole, relative to other entities operating in the oil tanker shipping industry, or (ii) has or would reasonably be expected to materially impair the ability of Parent to perform its obligations under this Agreement or materially delay the ability of Parent to consummate the Transactions.
“Parent Permitted Liens” means (i) Liens disclosed on the Parent Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Parent Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens on Parent Vessels for crews’ wages and salvage, for claims covered by insurance, and for maritime liens arising in the ordinary cause of business which secure obligations not yet due and payable or not more than thirty (30) days overdue, (v) other Liens incidental to the conduct of the business of Parent and its Subsidiaries or the ownership of Parent’s or its Subsidiaries’ property and assets and arising by operation of law which secure obligations not yet due and payable or not more than thirty (30) days overdue, (vi) restrictions on transfer of securities under applicable securities Laws, (vii) Liens that will be released on or prior to the Closing Date, and (viii) Liens incurred in the ordinary course of business consistent with past practice that are not reasonably likely to adversely interfere in a material way with the use of the property or assets encumbered thereby.
“Parent Shares” means the ordinary shares of Parent, no par value per share.
“Parent Special Board Report” means the special report on the Contribution in Kind of the Surviving Corporation Shares drawn up by the Parent Board in accordance with article 602 of the BCC.
“Parent Vessels” the Parent Owned Vessels and the Parent Leased Vessels.
“Parent VWAP” means the volume weighted average price per Parent Share on the NYSE (as reported on Bloomberg or, if not reported thereby, another alternative source as reasonably agreed by Parent and the Company) for the three (3) consecutive trading days ending on the trading day before the Effective Date.
“Per Share Merger Consideration” means 0.7272 Parent Shares for each share of Company Common Stock (excluding the Specified Company Shares).
“Person” means an individual, corporation, partnership, limited liability company, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.
“Representatives” means, with respect to any Person, the respective directors, officers, employees, consultants, counsel, accountants, agents, advisors, investment bankers and other representatives of, or Persons retained by, such Person.
“SEC” means the United States Securities and Exchange Commission.
“Sinosure Credit Agreement” means the $385,227,495 Facility Agreement, dated as of 30 November 2015 (as supplemented by a Supplemental Agreement, dated as of 28 December 2015, as amended and restated by an Amending and Restating Deed, dated as of 29 June 2016 and as further supplemented by a Second Supplemental Agreement, dated as of 8 November 2017), among Gener8 Maritime Subsidiary VII Inc., as borrower, Gener8 Maritime Subsidiary V, as shareholder, the Company, as parent guarantor, the guarantors party thereto, the lenders party thereto and Nordea Bank AB (publ), New York Branch, as facility agent for the lenders.
“Specified Approvals” means the (i) the amendment, consent and waiver of all lenders, the “Required Lenders” (as defined in the Sinosure Credit Agreement) and/or China Export & Credit Insurance Corporation, as applicable, under the Sinosure Credit Agreement in respect of the provisions of the Sinosure Credit Agreement identified on Schedule 1 hereto and under the Sinosure Insurance Policy (as defined in the Sinosure Credit Agreement); (ii) the amendment, consent and waiver of all lenders, the “Majority Lenders” (as defined in the KEXIM Credit Agreement) and/or Korea Trade Insurance Corporation, as applicable under the KEXIM Credit Agreement in respect of the provisions of the KEXIM Credit Agreement identified on Schedule 1 hereto and under the K-Sure Insurance Policy (as defined in the KEXIM Credit Agreement); and (iii) such other amendments, consents and waivers under the Sinosure Credit Agreement or KEXIM Credit Agreement or any of the Transaction Documents (as defined in each of the Sinosure Credit Agreement and KEXIM Credit Agreement) in order to allow the Merger to be properly entered into and documented without causing a breach of any of the terms of the Sinosure Credit Agreement, the KEXIM Credit Agreement or the Transaction Documents thereunder.
“Specified Company Shares” means any shares of Company Common Stock to be canceled in accordance with Section 3.1(b).
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.

“Surviving Corporation Shares” means shares of common stock of the Surviving Corporation, $0.01 par value per share.
“Tax Returns” means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Taxes” means all federal, state, local and foreign income, profits, tonnage, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.
“Transaction Value Per Share” means the product of  (i) the Closing Parent Price, and (ii) an amount equal to (A) the aggregate Merger Consideration divided by (B) the aggregate number of shares of Company Common Stock, without duplication, issued and outstanding immediately prior to the Effective Time or subject to Company RSUs issued and outstanding immediately prior to the Effective Time (excluding the Specified Company Shares).
“Transactions” means the transactions contemplated by this Agreement, including the Merger.
(b)   For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) a reference to any Contract will include such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that with respect to any Contract listed in the Company Disclosure Letter or the Parent Disclosure Letter, all such amendments, supplements or modifications must also be listed in the Company Disclosure Letter or the Parent Disclosure Letter; (x) all accounting terms used and not defined herein have the respective meanings given to them under GAAP (if relating to the Company) or IFRS (if relating to Parent); (xi) all references to “day” or “days” are to calendar days; and (xii) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.
(c)   Additional Terms. Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
Adjournment Period	Section 8.1(d)
Adverse Recommendation Change	Section 6.4(a)
Agreement	Preamble

Term	Section
Articles of Merger	Section 2.1(c)
BlueMountain	Section 3.2(d)
Closing	Section 2.1(b)
Closing Date	Section 2.1(b)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 4.2(b)
Company Charter Documents	Section 4.1
Company Disclosure Information	Section 4.8
Company Group Charter Documents	Section 4.5(b)
Company Interested Party Transaction	Section 4.24(a)
Company Leased Vessels	Section 4.14(a)
Company Owned Vessels	Section 4.14(a)
Company SEC Documents	Section 4.6(a)
Company Securities	Section 4.4(b)
Company Shareholders Approval	Section 4.2(a)
Company Shareholders Meeting	Section 8.1(d)
Company Subsidiary Charter Documents	Section 4.5(b)
Company Subsidiary Securities	Section 4.5(c)
Company Termination Fee	Section 11.4(b)
Confidentiality Agreement	Section 6.3
D&O Insurance	Section 7.1(c)
Effective Time	Section 2.1(c)
End Date	Section 10.1(b)(i)
Equitable Exceptions	Section 4.2(a)
ERISA	Section 4.17(e)
Exchange Fund	Section 3.3(a)
Indemnified Person	Section 7.1(a)
intentional breach	Section 10.2
Kramer Levin	Section 8.8
Letter of Transmittal	Section 3.3(b)(i)
Material Company Breach	Section 10.1(e)
Material Parent Breach	Section 10.1(d)
Merger	Recitals
Merger Sub	Preamble
Note and Guarantee Amendment	Section 3.2(d)
Notice Period	Section 6.4(b)(ii)
OFAC	Section 4.25
Parent	Preamble
Parent Board	Recitals
Parent Charter Documents	Section 5.1
Parent Disclosure Information	Section 5.8
Parent Group Charter Documents	Section 5.5(b)

Term	Section
Parent Leased Vessels	Section 5.14(a)
Parent Owned Vessels	Section 5.14(a)
Parent SEC Documents	Section 5.6(a)
Parent Securities	Section 5.4(b)
Parent Subsidiary Charter Documents	Section 5.5(b)
Parent Subsidiary Securities	Section 5.5(c)
Party or Parties	Preamble
Policies	Section 4.20
Premium Cap	Section 7.1(c)
Proxy Statement	Section 8.1(a)
Registration Statement	Section 8.1(a)
Superior Proposal	Section 6.4(d)
Surviving Corporation	Section 2.1(a)
Takeover Statute	Section 4.23
Transaction Committee	Recitals
Transaction Committee Recommendation	Section 4.2(b)
Transfer Taxes	Section 8.7
Undistributed Parent Shares	Section 3.3(a)
ARTICLE II
THE MERGER
SECTION 2.1.   The Merger.
(a)   The Merger.   Upon the terms and subject to the conditions of this Agreement and in accordance with the MIBCA, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate existence of Merger Sub will cease and the Company will continue its corporate existence under the MIBCA as the surviving corporation in the Merger (the “Surviving Corporation”).
(b)   Closing.   Subject to the provisions of Article IX, the closing of the Merger (the “Closing”) shall take place: (i) in New York City at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 and at the Belgian notary public’s office of Mr. Patrick Van Ooteghem, Cauwerburg 5, 9140 Temse, Belgium, as soon as possible, but in any event no later than the date that is five (5) Business Days after the date the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the Party or Parties entitled to the benefit of such conditions; or (ii) at such other place, at such other time or on such other date as the Parties may mutually agree in writing. The date on which the Closing actually takes place and is completed (including the Contribution in Kind and issuance of the Merger Consideration to the Exchange Agent in the name and on behalf of and for the account and benefit of the Company Common Shareholders and the holders of Company RSUs) is referred to as the “Closing Date”. At the Closing, and immediately following the filing of the Articles of Merger as contemplated by Section 2.1(c), the Parties shall duly execute the Notarial Deed before the Belgian notary public.
(c)   Effective Time.   At the Closing, the Company and Merger Sub shall cause to be filed articles of merger (the “Articles of Merger”) with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and make all other filings or recordings required by the MIBCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands (or at such later time as may be mutually agreed upon by the Parties and specified in the Articles of Merger in accordance with the MIBCA) (the time the Merger becomes effective, the “Effective Time”).

(d)    Effects of the Merger.   The Merger will have the effects set forth in this Agreement and in the MIBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and purposes of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, claims, obligations, liabilities, restrictions, duties and penalties of the Company and Merger Sub shall become the debts, claims, obligations, liabilities, restrictions, duties and penalties of the Surviving Corporation.
(e)    Articles of Incorporation and Bylaws.   At the Effective Time, by virtue of the Merger, (i) the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, but as amended as set forth on Exhibit A hereto, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with such articles of incorporation and applicable Law, and (ii) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except the references to Merger Sub’s name shall be replaced by references to “Euronav MI II Inc.”, until thereafter amended in accordance with the articles of incorporation and applicable Law.
(f)    Directors and Officers of Surviving Corporation.   The directors and officers of Merger Sub at the Effective Time shall be the initial directors and officers, respectively, of the Surviving Corporation and shall hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.
ARTICLE III
EFFECT OF THE MERGER
SECTION 3.1.   Effect on Capital Stock.   At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub, any Company Common Shareholder or the holder of any shares of common stock of Merger Sub:
(a)   each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Specified Company Shares) shall be canceled and automatically converted into the right to receive the Per Share Merger Consideration, in the following manner: first, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Specified Company Shares) shall be automatically converted into one (1) Surviving Corporation Share and to effect such conversion the Surviving Corporation shall deliver to the Exchange Agent, solely in the name and on behalf of and for the account and benefit of the former Company Common Shareholders (other than the holders of Specified Company Shares), a number of Surviving Corporation Shares equal to the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time (reduced by the number of Specified Company Shares), and second, each such Surviving Corporation Share shall be automatically exchanged for the right to receive the Per Share Merger Consideration, in accordance with the procedures set forth in Section 3.3. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Merger Consideration in the manner contemplated by Section 3.3;
(b)   each share of Company Common Stock that is owned by (i) the Company or its Subsidiaries, or (ii) Parent, Merger Sub or their respective Subsidiaries, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(c)   each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one Surviving Corporation Share; and
(d)   notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the outstanding Parent Shares shall have changed into a different number of shares or a different class by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, exchange of shares or other similar change or event then, the Merger Consideration and the Per Share Merger Consideration shall be correspondingly adjusted to reflect such stock dividend or distribution, subdivision, reclassification, recapitalization, stock split, reverse stock split, stock consolidation, combination, exchange of shares or other similar change or event.

SECTION 3.2.   Effect on Company Stock Options, Company RSUs and Note.
(a)   At the Effective Time, by virtue of the Merger and without any action on the part of any holder of a Company Stock Option, each then outstanding Company Stock Option (whether or not then vested and exercisable) shall terminate and be canceled in exchange for the right of the holder to be paid by the Surviving Corporation, immediately after the Effective Time (and in no event later than five (5) calendar days following the Effective Time), the Option Consideration payable in respect of such Company Stock Option, less any applicable withholding Taxes; provided, however, that if the exercise price applicable to shares of Company Common Stock subject to such Company Stock Option is equal to or greater than the Transaction Value Per Share, such Company Stock Option shall terminate and be canceled in exchange for no consideration. The Option Consideration paid or payable in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Stock Options. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company Stock Options that were outstanding immediately prior to the Effective Time.
(b)   At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company RSUs, each then outstanding Company RSU shall become fully vested (including with respect to dividends and other distributions) in accordance with its terms and shall terminate and be canceled and Surviving Corporation Shares equal to the number of shares of Company Common Stock issuable under such Company RSU shall be issued to the Exchange Agent (solely in the name and on behalf of for the account and benefit of the former Company RSU holder), and such Surviving Corporation Shares shall be automatically exchanged for the right to receive the Per Share Merger Consideration, less any applicable withholding Taxes, as set forth in Section 3.3(a). As of the Effective Time, each holder of a Company RSU shall cease to have any rights with respect thereto, except the right to receive, in accordance with Section 3.3(d), the Per Share Merger Consideration for the number of shares of Company Common Stock which were issuable to such holder under such Company RSU.
(c)   The Company shall take all actions necessary to effectuate the provisions of Section 3.2(a) and Section 3.2(b), including obtaining the requisite board or committee consents and taking all actions necessary or appropriate under the Company Incentive Plan and/or applicable award agreements.
(d)   On or prior to the date hereof, the Company has entered into a letter agreement with certain Affiliates of BlueMountain Capital Management, LLC (collectively, “BlueMountain”) providing that (i) the repayment premium that would otherwise be payable upon a prepayment of the notes issued under that certain Note and Guarantee Agreement, originally dated as of March 28, 2014, by and among the Company, Gener8 Maritime Subsidiary V Inc. (formerly known as VLCC Acquisition I Corporation) and BlueMountain (as the purchasers of notes thereunder) (the “Note and Guarantee Agreement”) shall be reduced to a premium equal to 1.00% of the principal amount of the notes prepaid to the holders, and (ii) the principal outstanding amount and all accrued interest and such repayment penalty on the Note and Guarantee Agreement shall be repaid in full to BlueMountain in cash on or prior to the Closing Date of the Merger in accordance with the terms of the Note and Guarantee Agreement (as modified by such letter agreement). From and after the date hereof until the Closing Date, the Company agrees to give proper notices to elect to pay any interest payments falling due under the Note and Guarantee Agreement in cash (not in kind); provided, however, that in the event that the Company Board reasonably concludes that making any such cash interest payment is reasonably likely to leave the Company without adequate operating liquidity or is otherwise not in the best interest of the Company, then the Company Board may determine that the Company instead elect to make a payment-in-kind of interest otherwise due and payable.
SECTION 3.3.   Contribution in Kind to Parent and Delivery of Consideration.
(a)   Contribution in Kind.   The appointment of the Exchange Agent to act as agent for the Merger and to, among other things, act as agent in the name and on behalf of and for the account and benefit of the Company Common Shareholders (other than the holders of Specified Company Shares) for the purpose of giving effect to the Contribution in Kind contemplated by this Section 3.3 and delivering the Per Share Merger Consideration to the Company Common Shareholders (other than the holders of Specified Company Shares) and holders of Company RSUs pursuant to the terms of this Article III shall be approved by the shareholders of the Company at the Company Shareholders Meeting. Parent and the

Company shall appoint the Exchange Agent as promptly as practicable after such approval is obtained (but in no event later than the Effective Time). The exchange agent agreement to be entered into with the Exchange Agent, as directed by the terms of the Agreement and authorized by the approval of the shareholders of the Company at the Company Shareholders Meeting, shall authorize the Exchange Agent to act in the name and on behalf of and for the account and benefit of the Company Common Shareholders (other than the holders of Specified Company Shares) and the holders of Company RSUs to (i) contribute Surviving Corporation Shares to Parent and (ii) accept in their name and on their behalf, in return for such contribution, the Merger Consideration. As soon as possible on the Closing Date following the Effective Time, and pursuant to the provisions of the BCC, the Exchange Agent (acting as an exchange agent and solely in the name and on behalf of and for the account and benefit of the Company Common Shareholders (other than the holders of Specified Company Shares) and the holders of Company RSUs), shall contribute solely in the name and on behalf of and for the account and benefit of the Company Common Shareholders (other than the holders of Specified Company Shares) and the holders of Company RSUs), all of the issued and outstanding Surviving Corporation Shares that were issued to the Exchange Agent pursuant to Section 3.1(a) and Section 3.2(b) to Parent as a Contribution in Kind and, in consideration of this Contribution in Kind, Parent shall issue and deliver to the Exchange Agent (solely in the name and on behalf of and for the account and benefit of the Company Common Shareholders (other than the holders of Specified Company Shares) and the holders of Company RSUs), the Merger Consideration (such Parent Shares constituting the Merger Consideration received by the Exchange Agent and other cash or assets received by the Exchange Agent pursuant to the terms hereof for payment to Company Common Shareholders (other than the holders of Specified Company Shares) and holders of Company RSUs are referred to herein as the “Exchange Fund”). The exchange agent agreement with the Exchange Agent shall provide that, to the extent that there is any shareholders meeting of Parent with a record date occurring during the period of time that the Exchange Agent holds any undistributed Parent Shares in the Exchange Fund (“Undistributed Parent Shares”), the Exchange Agent will not vote any of such Undistributed Parent Shares on any matter presented for a vote at such Parent shareholders meeting or any postponement or adjournment thereof. Whenever a dividend or other distribution is declared or made with respect to Parent Shares with a record date for such dividend or distribution after the Closing Date, it shall be paid by Parent to the Exchange Agent with respect to all Undistributed Parent Shares on such record date (and such dividends or distributions shall be added to the Exchange Fund and shall be paid over by the Exchange Agent to the Company Common Shareholders (other than the holders of Specified Company Shares) to which the corresponding Parent Shares receiving such dividends or distributions are distributed by the Exchange Agent upon such Company Common Shareholders’ proper delivery pursuant to Section 3.3(b) of a letter of transmittal and Certificate or Book-Entry Shares).
(b)   Company Common Stock.
(i)   As soon as reasonably practicable after the Closing Date, the Exchange Agent shall mail or otherwise deliver to each Company Common Shareholder whose Company Common Stock was converted into Surviving Corporation Shares and who has the right to receive Per Share Merger Consideration hereunder: (A) a letter of transmittal (the “Letter of Transmittal”), which shall specify that, in respect of any Certificate, risk of loss and title shall pass only upon receipt thereof  (or of an affidavit in accordance with Section 3.5) by the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and shall be in such form and have such other customary provisions as Parent and the Company may reasonably specify, (B) any notice required pursuant to the MIBCA, and (C) instructions for use in effecting the surrender of the Certificates or transfer of the Book-Entry Shares, as applicable, held by such Company Common Shareholder. In the event a Company Common Shareholder does not deliver to the Exchange Agent a duly executed and completed Letter of Transmittal and does not deliver the Certificate(s) or surrender the Book-Entry Shares held by such Company Common Shareholder, such Person shall not be entitled to receive the Per Share Merger Consideration relating to such Certificate or Book-Entry Share unless and until such Person delivers a duly executed and completed Letter of Transmittal and Certificate(s) or Book-Entry Shares (or an affidavit in accordance with Section 3.5), as applicable, to the Exchange Agent. Exchange of any Book-Entry Shares shall be effected in accordance with the Exchange Agent’s customary procedures with respect to securities represented by book entry. Until surrendered as contemplated by this Section 3.3(b), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration pursuant to Section 3.1(a) and this Section 3.3.
(ii)   Upon the Exchange Agent’s receipt of a duly executed and completed Letter of Transmittal and the surrender of the Certificates or transfer of the Book-Entry Shares held by any Company Common Shareholder, the Exchange Agent shall deliver, in accordance with Section 3.1(a), to such Company Common Shareholder an aggregate number of such Parent Shares equal to the sum of such Company Common Shareholder’s Per Share Merger Consideration for each share of Company Common Stock properly surrendered by such Company Common Shareholder pursuant hereto.
(iii)   The Per Share Merger Consideration paid or payable and issued or issuable upon the surrender of Company Common Stock in accordance with the terms of this Article III shall be paid or payable and issued or issuable in full satisfaction of all rights pertaining to the shares of Company Common Stock.
(c)   Transfer Books Closed.   From and after the Effective Time, the transfer books of the Company shall be closed, and there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the Company Common Stock that was outstanding immediately prior to the Effective Time.
(d)   Company RSUs.   In the case of Company RSUs, the holder of any such Company RSUs shall receive in exchange therefor the applicable Per Share Merger Consideration into which such Company RSUs have been converted pursuant to Section 3.2(b), to be paid by the Exchange Agent to such holder of Company RSUs on or as soon as practicable after the Effective Time. The Per Share Merger Consideration paid or payable in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company RSUs. Immediately after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company RSUs that were outstanding immediately prior to the Effective Time.
(e)   No Fractional Shares.   No fractional Parent Shares shall be issued in connection with the Merger, but in lieu thereof, any Person who would otherwise be entitled to a fraction of a Parent Share (after aggregating for each particular Certificate or Book-Entry Share all fractional shares of Parent Shares to be received by such Person) shall receive from the Exchange Agent an amount in cash (rounded to the nearest whole cent), without interest, equal to the product of  (i) such fraction and (ii) the Parent VWAP. Following the Closing Date, the Exchange Agent shall sell at then-prevailing prices on the NYSE such number of Parent Shares constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all Company Common Shareholders (other than the holders of Specified Company Shares) and holders of Company RSUs, with the cash proceeds of such sales to be used by the Exchange Agent to fund the foregoing payments in lieu of fractional shares (and if the proceeds of such share sales by the Exchange Agent are insufficient for such purpose, then Parent shall promptly deliver to the Exchange Agent additional funds in an amount equal to the deficiency required to make all such payments in lieu of fractional shares). The Parties acknowledge that payment of the cash consideration in lieu of delivering fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the delivery of fractional Parent Shares.
(f)   Undistributed Exchange Fund.   Any portion of the Exchange Fund which remains undistributed to the Company Common Shareholders (other than the holders of Specified Company Shares) or the holders of any outstanding Company Stock Options or Company RSUs, for six (6) months after the Closing Date shall be delivered to Parent, and any such Person, to the extent such Person has not theretofore complied with this Section 3.3 shall thereafter look only to Parent for, and Parent shall remain liable for, the Per Share Merger Consideration or the Option Consideration, as the case may be, to which such Person is entitled pursuant to this Agreement. Any such portion of the Exchange Fund remaining unclaimed by the Company Common Shareholders (other than the holders of Specified Company Shares) or the holders of any outstanding Company Stock Options or Company RSUs for five (5) years after the Closing Date (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g)   No Liability.   None of Parent, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder or former holder of shares of Company Common Stock or to any other Person with respect to any Parent Shares (or dividends or distributions with respect thereto), or for any cash amounts, properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders, their successors, assigns or personal representatives previously entitled thereto or any other Person.
(h)   Dispute Resolution.   Prior to the Closing Date, any disputes regarding this Section 3.3 shall be addressed and resolved jointly by the Company and Parent, and any amendments to or waivers of any provision of this Section 3.3 shall be made jointly by the Company and Parent. After the Closing, any such disputes shall be addressed and resolved by the Parent Board, and any amendments to or waivers of this Section 3.3 shall be made in the sole discretion of the Parent Board.
SECTION 3.4.   Withholding Rights.   Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable state, local or foreign Tax Law and shall timely pay such withholding amount to the appropriate Governmental Authority. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, to the extent timely remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.
SECTION 3.5.   Lost Certificates.   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Company Common Shareholder claiming such Certificate to be lost, stolen or destroyed (in form and substance reasonably satisfactory to Parent) and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it or the Exchange Agent, as the case may be, with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the shares of Company Common Stock, as the case may be, represented by such Certificate, as contemplated by this Article III.
SECTION 3.6.   Parent Capital Increase.   Parent shall take, or cause to be taken, all actions as may be necessary for Parent to issue the Parent Shares required to be issued pursuant to Section 3.1(a), Section 3.2(b) and Section 3.3(a), including (a) the due preparation, drafting, execution and filing (as the case may be) of the Parent Special Board Report, the Notarial Deed and any other instruments of issuance, and (b) to cause the delivery of the Parent Audit Report (a copy of which shall be made available to the Company Board as promptly as possible after the same is delivered to Parent) confirming that the value of the Surviving Corporation Shares contributed to Parent pursuant to Section 3.3(a) amounts to at least the number and (fractional) value and, as the case may be, the issue premium of Parent Shares to be exchanged therefor. As promptly as practicable after the date of this Agreement, and in any event prior to January 31, 2018, Parent shall provide to the Company drafts of the Parent Special Board Report and Notarial Deed.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (i) as set forth in the Company Disclosure Letter, or (ii) as disclosed in Company SEC Documents filed or furnished and made publicly available on or after January 1, 2017 through the date of this Agreement to the extent such disclosure on its face appears to constitute information that would reasonably be deemed a qualification or exception to the following representations and warranties (other than any forward looking disclosures set forth in any risk factor section, any disclosures in any section related to forward looking statements included in any such reports, schedules, forms or documents and any other disclosures included therein to the extent that such statements are primarily cautionary, predictive or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub that:

SECTION 4.1.   Organization, Qualification and Corporate Power.   The Company is a corporation duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the articles of incorporation, bylaws and any other governing documents of the Company (the “Company Charter Documents”) as currently in effect as of the date hereof.
SECTION 4.2.   Authorization.
(a)   The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company’s corporate powers and, except for the Company Shareholders Approval, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any of the Company’s capital stock required to complete the Transactions, including the Merger (the “Company Shareholders Approval”). This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights or remedies; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law) (clauses (i) and (ii), collectively, the “Equitable Exceptions”).
(b)   At a meeting duly called and held, the Transaction Committee has unanimously (i) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and the Company’s shareholders, (ii) declared advisable this Agreement and the Transactions, and (iii) recommended to the Company Board that this Agreement and the Transactions be approved by the Company Board and submitted to the Company Shareholders Meeting for approval by the shareholders of the Company (such recommendation, which as of the date of this Agreement has not been rescinded, modified or amended in any respect, the “Transaction Committee Recommendation”). At a meeting duly called and held, the Company Board has (A) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and the Company’s shareholders, (B) approved, adopted and declared advisable this Agreement and the Transactions, (C) recommended that this Agreement and the Transactions be submitted to the Company Shareholders Meeting for approval by the shareholders of the Company, and (D) adopted the recommendation by the Transaction Committee for approval and adoption of this Agreement and the Transaction by the shareholders of the Company (such recommendation, which as of the date of this Agreement has not been rescinded, modified or amended in any respect, the “Company Board Recommendation”).
(c)   Assuming the accuracy of the representations and warranties set forth in Section 5.2(b), the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which the Company is qualified to do business (including the Articles of Merger), (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable U.S. state or federal securities laws and the rules and requirements of the NYSE and Euronext, including the filing of the Registration Statement, the Proxy Statement or any other Company Disclosure Documents or Parent Disclosure Documents with the SEC, the NYSE, Euronext or the FSMA, and (iii) such approvals as may be required under any Antitrust Laws that are applicable to the Transactions.
SECTION 4.3.   Noncontravention.   Except as set forth in Section 4.3 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not and will not (i) violate any provision of the Company Charter Documents or the comparable organizational documents, as applicable, of any of the Company’s Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.2(c), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 4.2(c), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of the Company or any of its Subsidiaries under any provision of any Material Contract or any Governmental Authorization of the Company or any of its Subsidiaries, or (iv) result in the loss of, or creation or imposition of any Lien (other than Company Permitted Liens) on, any asset of the Company or any of its Subsidiaries, except, in the case of clauses (ii), (iii) and (iv), as would not have a Company Material Adverse Effect.
SECTION 4.4.   Capitalization.
(a)   The authorized capital stock of the Company consists of  (i) 225,000,000 shares of Company Common Stock, and (ii) 5,000,000 shares of Company Preferred Stock. As of the date of this Agreement, (i) 83,267,426 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Preferred Stock are issued and outstanding, (iii) 525,000 shares of Company Common Stock are issuable upon exercise of vested and unvested outstanding Company Stock Options, (iv) 362,613 shares of Company Common Stock are issuable upon the vesting or settlement of outstanding Company RSUs, and (v) no shares of Company Common Stock or Company Preferred Stock are held in the treasury of the Company. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and fully paid and nonassessable, and are free of preemptive or similar rights under any provision of the MIBCA and the Company Charter Documents or any agreement to which the Company is a party or otherwise bound. Section 4.4(a) of the Company Disclosure Letter sets forth a list of all outstanding Company Stock Options and Company RSUs, indicating with respect to each such Company Stock Option or Company RSU, the name of the holder thereof, the number of shares of Company Common Stock subject to such Company Stock Option or Company RSU that are vested and unvested, the exercise price, the date of grant, and the expiration date thereof.
(b)   Except as set forth in Section 4.4(a) above, Section 4.4(a) of the Company Disclosure Letter, or Section 4.4(b) of the Company Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in the Company, or (iv) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). Except as set forth in Section 4.4(b) of the Company Disclosure Letter, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. The Company and its Subsidiaries are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of Company Common Stock, Company Preferred Stock or other Company Securities. Except as set forth in Section 4.4(b) of the Company Disclosure Letter or as may be required by applicable securities Laws and regulations, the Company and its Subsidiaries are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of Company Common Stock, Company Preferred Stock or other Company Securities. The Company Board and/or the Company’s incentive committee has passed all resolutions and taken all actions necessary or appropriate under the Company Incentive Plan, the award agreements for all outstanding Company Stock Options and the restricted stock unit agreements for all outstanding Company RSUs to interpret and/or amend the Company Incentive Plan and/or such award agreements and/or restricted stock unit agreements to cause the effect of the Merger with respect to all outstanding Company Stock Options and Company RSUs to be as described in Section 3.2(a) and Section 3.2(b).
(c)   There is no outstanding Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of the Company may vote.
(d)   Except as set forth in this Section 4.4, none of  (i) the shares of Company Common Stock or Company Preferred Stock, or (ii) any other Company Securities is owned by any Subsidiary of the Company.
SECTION 4.5.   Subsidiaries.
(a)   Section 4.5(a) of the Company Disclosure Letter sets forth a complete and correct list of each Subsidiary of the Company, together with the jurisdiction of incorporation or formation of each such Subsidiary, the form of organization of each such Subsidiary, the authorized and issued capital stock, voting securities or other ownership interests of each such Subsidiary and the name of each holder thereof. All outstanding ownership interests of such Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the Company Subsidiary Charter Documents (as defined below), or any agreement to which the Subsidiaries are a party or otherwise bound.
(b)   Each Subsidiary of the Company has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a Company Material Adverse Effect. Each such Subsidiary of the Company is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of each of the Subsidiaries of the Company (the “Company Subsidiary Charter Documents”, and, together with the Company Charter Documents, the “Company Group Charter Documents”) as currently in effect.
(c)   All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of the Company, are owned by the Company directly or indirectly, free and clear of any Liens (other than Company Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, or (iii) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of the Company, being referred to collectively as the “Company Subsidiary Securities”). Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for the Subsidiaries of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except as set forth in Section 4.5(c) of the Company Disclosure Letter, the Company

is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of the Company or any other Person (including in connection with any pool in which a Company Vessel is entered).
(d)   There is no outstanding Indebtedness of the Subsidiaries of the Company having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of such Subsidiaries may vote.
(e)   None of the Subsidiaries of the Company has any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act. At no time has any class of securities issued by any such Subsidiary been held of record by five hundred (500) or more Persons.
SECTION 4.6.   Company SEC Filings.
(a)   The Company has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents, as such documents may be amended, supplemented or restated, required to be filed with or furnished to the SEC by the Company since January 1, 2016 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).
(b)   As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof and prior to the earlier of the Closing Date and the termination of this Agreement will comply on its face, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, at the time of such filing. As of the date of this Agreement, there are no outstanding unresolved comments received from the staff of the SEC with respect to any of the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. No Subsidiary of the Company is subject to the periodic reporting requirements of Section 13(a) and Section 15(d) of the 1934 Act.
(c)   As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof and prior to the earlier of the Closing Date and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Company Disclosure Information.
(d)   Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Parent Disclosure Information.
SECTION 4.7.   Financial Statement; Indebtedness.
(a)   The audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Company SEC Documents complied, and the audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Company SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, which have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods.

(b)   The unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Company SEC Documents complied, and unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Company SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, which have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods, subject to normal and recurring year-end audit adjustments and the absence of full footnote disclosure.
(c)   The aggregate amount of outstanding Indebtedness of the Company and its Subsidiaries comprising the total long-term debt (as such term is used in the Company Balance Sheet) as of the date of this Agreement is set forth in Section 4.7(c) of the Company Disclosure Letter. Neither the Company nor its Subsidiaries are in material default under, nor has any event occurred that, with or without notice or lapse of time or both, would constitute a material default or cause or permit the acceleration of, any Indebtedness of the Company or its Subsidiaries.
SECTION 4.8.   Disclosure Documents.   The information with respect to the Company and its Subsidiaries that the Company has supplied or will supply in writing to Parent specifically for use in the Registration Statement, the Proxy Statement or in any other Parent Disclosure Documents (the “Company Disclosure Information”) at the time of the filing thereof or any amendment or supplement thereto and at the time of any distribution or dissemination of such Registration Statement, Proxy Statement or any other Parent Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
SECTION 4.9.   Taxes.
(a)   All material Tax Returns required by applicable Law to have been filed by the Company and each of its Subsidiaries have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.
(b)   There is no audit or other proceeding pending against or with respect to the Company or any of its Subsidiaries, with respect to any material amount of Taxes. There are no material Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.
(c)   The Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any Third Party.
(d)   Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of a material amount of Taxes or agreed to any extension of time with respect to any such Taxes.
(e)   Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.
(f)   Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Company and/or its Subsidiaries are the only members).
(g)   Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than any of the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.
(h)   Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i)   Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(j)   Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the Parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.
(k)   Neither the Company nor any of its Subsidiaries has, or since its formation has had, a permanent establishment in any country other than the country of its organization.
(l)   The Company and its Subsidiaries have complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.
(m)   Each of the Company and its Subsidiaries is, and has been since December 31, 2015, exempt from U.S. federal income taxation on its U.S.-source shipping income under Section 883 of the Code and has satisfied the stock ownership test of Treasury Regulation Section 1.883-1(c)(2).
(n)   No written claim has ever been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
SECTION 4.10.   Compliance with Laws; Governmental Authorizations.
(a)   The Company and each of its Subsidiaries is, and since January 1, 2016 has been, in compliance in all material respects with all Laws and Governmental Authorizations to which the Company or such Subsidiary, or any of its or their Company Vessels or other assets, is subject (including Maritime Guidelines).
(b)   The Company and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all material Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted.
SECTION 4.11.   Absence of Certain Changes; No Undisclosed Liabilities.
(a)   Except as set forth on Section 4.11(a) of the Company Disclosure Letter, since the Company Balance Sheet Date through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and (ii) there has not been a Company Material Adverse Effect.
(b)   Other than as expressly required by this Agreement or set forth on Section 4.11(b) of the Company Disclosure Letter, from the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries or event that had such action occurred after the date of this Agreement without Parent’s consent, would constitute a breach of clauses (i), (ii), (iv), (viii), (x), (xii), (xiii), (xiv) or (xvii) of Section 6.1(b).
(c)   Except as set forth on Section 4.11(c) of the Company Disclosure Letter, there are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever (including in connection with any pool in which a Company Vessel is entered), whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto, (ii) liabilities and obligations arising out of this Agreement or the Transactions, (iii) liabilities incurred in the ordinary course of business since the Company Balance Sheet Date, and (iv) liabilities which are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is a party to, nor do the Company or any of its Subsidiaries have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any transaction involving, or liabilities of, the Company.

SECTION 4.12.   Tangible Personal Assets.   The Company and its Subsidiaries, in the aggregate, have good and valid title to, or a valid interest in, all of their respective material tangible personal assets, free and clear of all Liens, other than Company Permitted Liens.
SECTION 4.13.   Real Property.   Neither the Company nor any of its Subsidiaries owns any real property. Section 4.13 of the Company Disclosure Letter sets forth a true, correct and complete list of all real property leases under which the Company or any of its Subsidiaries is a lessee. All such leases are valid and binding, and are in full force and effect; there are no material defaults by the Company or any of its Subsidiaries thereunder; no event has occurred which (whether with or without notice, lapse of time, or both) would constitute a material default thereunder by the Company or any of its Subsidiaries. The Company has made available to Parent true and complete copies of all such leases.
SECTION 4.14.   Vessels; Maritime Matters.
(a)   Section 4.14(a) of the Company Disclosure Letter contains a list, as of the date of this Agreement, of all vessels owned by the Company or any of its Subsidiaries (the “Company Owned Vessels”) or chartered-in by the Company or any of its Subsidiaries pursuant to charter arrangements (the “Company Leased Vessels”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, charterer (and whether such charterer is currently operating in the spot or time charter market), the pool in which entered, and manager (commercial or technical), of each Company Owned Vessel and Company Leased Vessel. Each Company Vessel is operated in compliance in all material respects with all applicable Maritime Guidelines and Laws. The Company and each of its Subsidiaries are qualified to own and operate the Company Owned Vessels under applicable Laws in all material respects, including the Laws of each Company Owned Vessel’s flag state. Each Company Vessel has all national and international operating and trading certificates, each of which is valid, that are required for the operation of such Company Vessel in the trades and geographic areas in which it is operated.
(b)   Each Company Vessel is classed by a classification society which is a member of the International Association of Classification Societies and possesses class and trading certificates free from overdue conditions or recommendations affecting class and valid through the date of this Agreement and, to the Knowledge of the Company, no event has occurred and no condition exists that would cause such Company Vessel’s class to be suspended or withdrawn.
(c)   With respect to each of the Company Owned Vessels, either the Company or one of its Subsidiaries, as applicable, is the sole owner of each such Company Vessel and has good title to such Company Vessel free and clear of all Liens other than Company Permitted Liens.
(d)   Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the most recent SIRE inspection reports relating to each Company Vessel.
SECTION 4.15.   Contracts.
(a)   Section 4.15(a) of the Company Disclosure Letter lists the following Contracts to which the Company or any of its Subsidiaries is a party:
(i)   each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which the Company or any of its Subsidiaries is a party to or bound;
(ii)   each Contract not contemplated by this Agreement that limits the ability of the Company or any of its Subsidiaries or Affiliates to engage in or compete with any line of business in any location or with any Person in any material manner;
(iii)   each Contract that creates a partnership, joint venture or any strategic alliance with respect to the Company or any of its Subsidiaries;
(iv)   each employment, consulting, services or similar Contract with any employee or independent contractor of the Company or any of its Subsidiaries involving more than $100,000 of annual compensation;

(v)   each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or Contract providing for Indebtedness individually in excess of  $1,000,000;
(vi)    each Contract entered into since January 1, 2016 that relates to the acquisition or disposition, directly or indirectly, of any business (whether by merger, sale of stock, sale of assets or otherwise) or any material assets, including any vessel (other than (A) this Agreement or (B) acquisitions or dispositions of supplies, inventory, merchandise or products (other than vessels) in the ordinary course of business or that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries), including also any such Contract whenever entered into that includes provisions that remain in effect in respect of  “earn-outs” or deferred or contingent consideration;
(vii)   each ship-sales, memorandum of agreement, bareboat charter, or other vessel acquisition Contract entered into since January 1, 2016 for Newbuildings and secondhand vessels contracted for by the Company or any of its Subsidiaries (other than Company Owned Vessels) and other Contracts entered into since January 1, 2016 with respect to Newbuildings of the Company or any of its Subsidiaries and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, supervision agreements and plan verification services agreements;
(viii)   each pool agreement, management agreement, crewing agreement or financial lease (including sale/leaseback or similar arrangements) with respect to any Company Vessel;
(ix)   any Contract with a Third Party for the charter of any Company Vessel;
(x)   each collective bargaining agreement or other Contract with a labor union to which the Company or any of its Subsidiaries is a party or otherwise bound;
(xi)   each Contract that provides for indemnification by the Company or any of its Subsidiaries to any Person other than a Contract entered into in the ordinary course of business;
(xii)   each Contract pursuant to which the Company or any of its Subsidiaries spent or received, in the aggregate, more than $500,000 during the twelve (12) months prior to the date hereof or could reasonably be expected to spend or receive, in the aggregate, more than $500,000 during the twelve (12) months immediately after the date hereof;
(xiii)   each Contract to which the Company or any of its Subsidiaries is a party or otherwise bound that contains a so-called “most favored nations” provision or similar provisions requiring the Company or its Affiliates to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and
(xiv)   each Contract involving a standstill or similar obligation of the Company or any of its Subsidiaries.
(b)   The Company has heretofore made available to Parent true and complete copies of the Material Contracts as in effect as of the date hereof. Except as set forth on Section 4.15(b) of the Company Disclosure Letter or would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to the Company and its Subsidiaries, and to the Knowledge of the Company, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.
SECTION 4.16.   Litigation.   Except as set forth in Section 4.16 of the Company Disclosure Letter or as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, there is no Action pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any Company Vessels (including in connection with any pool in which a Company Vessel is entered). No officer or director of the Company or any of its Subsidiaries is, as of the date of the Agreement, a defendant in any Action commenced by any equityholder of the Company or any of its Subsidiaries with respect to the performance of his duties as an officer or a director of the Company or any such Subsidiary under any applicable Law. There is no unsatisfied judgment, penalty or award against the Company, any of its Subsidiaries or any Company Vessels (including in connection with any pool in which a Company Vessel is entered). Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, neither the Company nor any of its Subsidiaries nor any Company Vessel is subject to any Orders.
SECTION 4.17.   Employee Benefits.
(a)   Section 4.17(a) of the Company Disclosure Letter includes a list of all material Company Benefit Plans. The Company has delivered or made available to Parent copies of each Company Benefit Plan or, in the case of any unwritten Company Benefit Plans, a summary thereof.
(b)   Section 4.17(b) of the Company Disclosure Letter includes a list of all employees of the Company and its Subsidiaries and independent contractors who perform substantially all of their personal services for the Company and its Subsidiaries pursuant to agreements to which the Company and its Subsidiary are parties and the amount of wages earned by each such individual and their place of employment.
(c)   Each Company Benefit Plan has been administered in accordance with its terms and is in compliance in all material respects with all applicable Laws.
(d)   Except as set forth in Section 4.17(d) of the Company Disclosure Letter or as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each Company Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of the Company, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status. All material benefits, contributions and premiums relating to each Company Benefit Plan have been timely paid or made in accordance with the terms of such Company Benefit Plan and any related agreement and in compliance with all applicable Laws.
(e)   None of the Company nor any of its Subsidiaries has during the past six (6) years maintained or contributed to, or had any obligation to contribute to any “employee benefit plan,” within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”), that is covered by ERISA.
(f)   None of the Company nor any of its Subsidiaries has incurred during the past six (6) years, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of the Company and its Subsidiaries under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.
(g)   Except as set forth in Section 4.17(g) of the Company Disclosure Letter the execution and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in (i) any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former, director, officer, employee, consultant or independent contractor or trigger the right of any current director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with the Company and its Subsidiaries, or (ii) the triggering or imposition of any restrictions or limitations on the right of the Company, or any of its Subsidiaries, to amend or terminate any Company Benefit Plan.
SECTION 4.18.   Labor and Employment Matters . The Company and all of its Subsidiaries have complied in all material respects with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy. There are no pending or, to the Knowledge of the Company, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of the Company or any of its Subsidiaries. Since January 1, 2016, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers’ representatives, other than those required by applicable Law. To the Knowledge of the Company there is not pending or underway any union, or any other type of workers’ representatives, organizational activities or requests or elections for representation with respect to employees of the Company or any of its Subsidiaries.
SECTION 4.19.   Environmental . Except as set forth on Section 4.19 of the Company Disclosure Letter, (a) the Company and each of its Subsidiaries is and has been in compliance in all material respects with all Environmental Laws, (b) the Company and each of its Subsidiaries possesses and is and has been in compliance in all material respects with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against the Company or any of its Subsidiaries alleging a violation of or liability under any Environmental Law, and (d) the Company and its Subsidiaries have provided to Parent all material documents in its possession related to compliance with or liability under Environmental Laws.
SECTION 4.20.   Insurance . The Company and its Subsidiaries maintain (i) insurance policies and fidelity bonds covering the Company, its Subsidiaries or their respective businesses, properties, assets, directors, officers or employees, and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Company Vessels in such amounts and types as are customary in the shipping industry (collectively, the “Policies”). Section 4.20 of the Company Disclosure Letter includes a list of all such Policies. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is in violation or breach of or default under any of its obligations under any such Policy. Neither the Company nor any of its Subsidiaries has received any written notice that any Policy has been canceled or cover prejudiced or suspended. There are no material claims individually or in the aggregate by the Company or any of its Subsidiaries pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.
SECTION 4.21.   Opinion of Financial Advisor . The Company Board and the Transaction Committee have received the written opinion of UBS Securities LLC, financial advisor to the Transaction Committee, to the effect that, based upon and subject to the assumptions and limitations set forth therein, as of the date of this Agreement, the Per Share Merger Consideration to be received by the holders of the Company Common Stock pursuant to the Merger is fair, from a financial point of view, to such holders. The Company has made available to Parent a true and complete copy of such opinion.
SECTION 4.22.   Fees.   Except for UBS Securities LLC, there is no (and will not prior to Closing be any) investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or its Subsidiaries who might be entitled to any fee or commission in connection with this Agreement or the Transactions or the rendering of any fairness opinion. The Company has furnished to Parent true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.
SECTION 4.23.   Takeover Statutes.   The Company and its Subsidiaries have taken all action required to be taken by them (if any) in order to exempt this Agreement and the Transactions from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Authority (each, a “Takeover Statute”) or similar provision contained in the Company Group Charter Documents.
SECTION 4.24.   Interested Party Transactions.   Except as set forth in Section 4.24 of the Company Disclosure Letter, any Company Benefit Plan or any travel or expense reimbursement of officers or directors in the ordinary course, (a) there are no Contracts or arrangements between the Company or any of its Subsidiaries, on the one hand, and any current officer or director of the Company or any of its Subsidiaries or any of such officer’s or director’s immediate family members or Affiliates, or any current or former record or beneficial owner of 5% or more of the outstanding shares of Company Common Stock or any of such owner’s Affiliates, on the other hand (any such Contract or arrangement, a “Company Interested Party Transaction”), and (b) no current officer or director of the Company or its Subsidiaries possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of the Company or any of its Subsidiaries.
SECTION 4.25.   Certain Business Practices.   Since December 31, 2012, neither the Company nor any of its Subsidiaries nor (to the Knowledge of the Company), any director, officer, agent or employee of the Company or any of its Subsidiaries (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to the business of the Company or any of its Subsidiaries, (b) made any illegal bribe or kickback, illegal political contribution, unlawful payment from corporate funds which was incorrectly recorded on the books and records of the Company or any of its Subsidiaries, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption Laws, in each case relating to the business of the Company and its Subsidiaries, or (c) made any other unlawful payment relating to the business of the Company and its Subsidiaries. Since December 31, 2012, neither the Company nor, to the Knowledge of the Company, any director, officer, agent, employee, Affiliate or Person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”). Since December 31, 2012, neither the Company nor any of its Subsidiaries has engaged in transactions with, or exported any of its products or associated technical data (i) into (or to a national or resident of) Cuba, Iran, Iraq, Libya, North Korea, Russia, Syria, or any other country to which the United States has embargoed goods to or has proscribed economic transactions with, in breach of such embargoes or proscriptions, or (ii) to the Knowledge of the Company, to any Person included on the United States Treasury Department’s list of Specially Designated Nationals or the U.S. Commerce Department’s Denied Persons List.
SECTION 4.26.   No Other Representations or Warranties.   The Company has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of Parent and its Subsidiaries, which investigation, review and analysis was done by the Company and its Representatives. In entering into this Agreement, the Company acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of Parent or its Affiliates (except the specific representations made in Article V). Except for the representations and warranties contained in Article V and in the certificate delivered by the Parent pursuant to Section 9.2(f), the Company acknowledges that (a) neither Parent, Merger Sub nor any other Person on their behalf makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to Parent, its Subsidiaries, or the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, including with respect to (i) merchantability or fitness for any particular use or purpose, or (ii) the probable success or profitability of Parent, its Subsidiaries or the business thereof after the Closing Date, and (b) except (subject to Section 4.26 and Section 5.26) in the case of common law fraud, neither Parent, Merger Sub nor any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company or any other Person, or their use, of any information provided in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except (i) as set forth in the Parent Disclosure Letter, or (ii) as disclosed in Parent SEC Documents filed or furnished and made publicly available on or after January 1, 2017 through the date of this Agreement to the extent such disclosure on its face appears to constitute information that would reasonably be deemed a qualification or exception to the following representations and warranties (other than any forward looking disclosures set forth in any risk factor section, any disclosures in any section related to forward looking statements included in any such reports, schedules, forms or documents and any other disclosures included therein to the extent that such statements are primarily cautionary, predictive or forward-looking in nature), Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:
SECTION 5.1.   Organization, Qualification and Corporate Power.   Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of Parent and Merger Sub has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Parent is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have a Parent Material Adverse Effect. Parent has heretofore made available to the Company true and complete copies of the articles of association and any other governing documents of Parent (the “Parent Charter Documents”) and of Merger Sub as currently in effect as of the date hereof.
SECTION 5.2.   Authorization.
(a)   The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions are within the corporate powers of Parent and Merger Sub and have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions. No vote of the holders of Parent Shares is required to consummate the Transactions.
(b)   Assuming the accuracy of the representations and warranties set forth in Section 4.2(c), the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which Parent is qualified to do business (including the Articles of Merger), (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable U.S. state or federal securities laws and the rules and requirements of the NYSE and Euronext, including the filing of the Registration Statement, the Proxy Statement or any other Company Disclosure Documents or Parent Disclosure Documents with the SEC, the NYSE, Euronext or the FSMA, and (iii) such approvals as may be required under any Antitrust Laws that are applicable to the Transactions.
SECTION 5.3.   Noncontravention.   Except as set forth in Section 5.3 of the Parent Disclosure Letter, the execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions do not and will not (i) violate any provision of the Parent Charter Documents or the comparable organizational documents, as applicable, of any of Merger Sub or any of Parent’s other Subsidiaries, (ii) assuming compliance with the matters referred to in Section 5.2(b), contravene, conflict with, or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 5.2(b), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to Parent or Merger Sub or any of Parent’s other Subsidiaries under any provision of any Material Contract of Parent, Merger Sub or any of Parent’s other Subsidiaries or any Governmental Authorization of Parent, Merger Sub or any of Parent’s other Subsidiaries, or (iv) result in the loss of, or creation or imposition of any Lien (other than Parent Permitted Liens) on any asset of Parent, Merger Sub or any of Parent’s other Subsidiaries, except, in the case of clauses (ii), (iii) and (iv), as would not have a Parent Material Adverse Effect.

SECTION 5.4.   Capitalization.
(a)   The share capital of Parent amounts to $173,046,122.14 and is represented by 159,208,949 Parent Shares. As of the date of this Agreement, (i) 159,208,949 Parent Shares are issued and outstanding, (ii) 586,590 Parent Shares are issuable upon exercise of vested and unvested outstanding Parent stock options, (iii) 65,433 Parent Shares are issuable upon the vesting of outstanding restricted stock units and which are scheduled to vest in 2018; and (iv) 1,042,415 Parent Shares are held in the treasury of Parent. All outstanding shares of capital stock of Parent have been duly authorized and validly issued and fully paid and nonassessable, and are free of preemptive or similar rights under any provision of the Laws of the Kingdom of Belgium and the Parent Charter Documents or any agreement to which Parent is a party or otherwise bound. Parent’s shareholders have duly and validly granted an authorization to the Parent Board with respect to the authorized capital of Parent for a period of five (5) years, ending June 19, 2020, by which the Parent Board is authorized to increase the share capital of Parent in one or more times by an amount of  $150,000,000 corresponding to a maximum of 138,005,652 new Parent Shares that may be issued by the Parent Board at any time prior to June 19, 2020.
(b)   Except as set forth in Section 5.4(a) above or Section 5.4(b) of the Parent Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in Parent, (ii) securities of Parent or any of Parent’s Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent or any of Parent’s Subsidiaries, or other obligation of Parent or any of Parent’s Subsidiaries to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in Parent, or (iv) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of Parent’s Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities. Parent and Parent’s Subsidiaries are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any Parent Shares or other Parent Securities. Except as may be required by applicable securities Laws and regulations and other than the Parent Charter Documents, Parent and Parent’s Subsidiaries are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any Parent Shares or other Parent Securities.
(c)   Except as set forth on Section 5.4(c) of the Parent Disclosure Letter, there is no outstanding Indebtedness of Parent or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of Parent may vote.
(d)   Except as set forth in this Section 5.4, none of  (i) the Parent Shares or (ii) any other Parent Securities is owned by any Subsidiary of Parent.
(e)   The Parent Shares to be issued pursuant to the Merger in accordance with Section 3.1 (i) will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights or similar rights under any provision of any applicable Laws, Parent Charter Documents or any agreement to which Parent is a party or is otherwise bound, (ii) will, when issued, be registered under the 1933 Act and the 1934 Act and registered or exempt from registration under applicable “blue sky” Laws, and (iii) will be approved for listing on the NYSE, subject to completion of the Merger and official notice of issuance, prior to the Closing Date.
(f)   As of the date of this Agreement, one hundred (100) shares of capital stock of Merger Sub are issued and outstanding. All outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued and fully paid and nonassessable, and free of preemptive or similar rights under any provision of the Laws of the Marshall Islands, the organizational documents of Merger Sub or any agreement to which Parent or Merger Sub are a party or are otherwise bound.

SECTION 5.5.   Subsidiaries.
(a)   Section 5.5(a) of the Parent Disclosure Letter sets forth a complete and correct list of each Subsidiary of the Parent, together with the jurisdiction of incorporation or formation of each such Subsidiary, the form of organization of each such Subsidiary, the authorized and issued capital stock, voting securities or other ownership interests of each such Subsidiary and the name of each holder thereof. All outstanding ownership interests of such Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the Parent Subsidiary Charter Documents (as defined below), or any agreement to which the Subsidiaries are a party or otherwise bound.
(b)   Each Subsidiary of Parent has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a Parent Material Adverse Effect. Each such Subsidiary of Parent is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Parent Material Adverse Effect. Parent has heretofore made available to the Company true and complete copies of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of each of the Subsidiaries of Parent (the “Parent Subsidiary Charter Documents,” and, together with the Parent Charter Documents, the “Parent Group Charter Documents”) as currently in effect.
(c)   All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of Parent, is owned by Parent directly or indirectly, free and clear of any Liens (other than Parent Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of Parent or any Subsidiary of Parent convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent, (ii) warrants, calls, options or other rights to acquire from Parent or any of Parent’s Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of Parent, being referred to collectively as the “Parent Subsidiary Securities”). Except as set forth in Section 5.5(c) of the Parent Disclosure Letter, none of the Subsidiaries of Parent owns, directly or indirectly, any equity or other ownership interests in any Person, except for other Subsidiaries of Parent. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities. Except as set forth in Section 5.5(c) of the Parent Disclosure Letter, Parent is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of Parent or any other Person (including in connection with any pool in which a Parent Vessel is entered).
(d)   There is no outstanding Indebtedness of the Subsidiaries of Parent having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of such Subsidiaries may vote.
(e)   None of the Subsidiaries of Parent has any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act. At no time has any class of securities issued by any such Subsidiary been held of record by five hundred (500) or more Persons.

SECTION 5.6.   Parent SEC Filings.
(a)   Parent has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents, as such documents may be amended, supplemented or restated, required to be filed with or furnished to the SEC by Parent since January 1, 2016 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).
(b)   As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Closing Date and the termination of this Agreement will comply on its face, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, at the time of such filing. As of the date of this Agreement, there are no outstanding unresolved comments received from the staff of the SEC with respect to any of the Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. No Subsidiary of Parent is subject to the periodic reporting requirements of Section 13(a) and Section 15(d) of the 1934 Act.
(c)   As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Closing Date and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Company Disclosure Information.
(d)   Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon the Company Disclosure Information.
SECTION 5.7.   Financial Statements; Indebtedness.
(a)   The audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents complied, and audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of Parent and its Subsidiaries as of the indicated dates and for the indicated periods.
(b)   The unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents complied, and unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared or will be prepared in all material respects in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of Parent and its Subsidiaries as of the indicated dates and for the indicated periods, subject to normal and recurring year-end audit adjustments and the absence of full footnote disclosure.
(c)   The aggregate amount of outstanding Indebtedness of Parent and its Subsidiaries comprising the total long-term debt (as such term is defined in the Parent Balance Sheet) as of the date of this Agreement is set forth in Section 5.7(c) of the Parent Disclosure Letter. Neither Parent nor its

Subsidiaries are in material default under, nor has any event occurred that, with or without notice or lapse of time or both, would constitute a material default or cause or permit the acceleration of, any Indebtedness of Parent or its Subsidiaries.
SECTION 5.8.   Disclosure Documents.   The information with respect to Parent and its Subsidiaries that Parent has supplied or will supply in writing to the Company specifically for use in the Registration Statement, the Proxy Statement or in any other Company Disclosure Documents (the “Parent Disclosure Information”) at the time of the filing thereof or any amendment or supplement thereto and at the time of any distribution or dissemination of such Registration Statement, Proxy Statement or any other Company Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
SECTION 5.9.   Taxes.
(a)   All material Tax Returns required by applicable Law to have been filed by Parent or any of its Subsidiaries have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.
(b)   There is no audit or other proceeding pending against or with respect to Parent or any of its Subsidiaries, with respect to any material amount of Taxes. There are no material Liens on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.
(c)   Parent and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any Third Party.
(d)   Neither Parent nor any of its Subsidiaries has waived any statute of limitations in respect of a material amount of Taxes or agreed to any extension of time with respect to any such Taxes.
(e)   Neither Parent nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.
(f)   Neither Parent nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which Parent and/or its Subsidiaries are the only members).
(g)   Neither Parent nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than any of Parent and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.
(h)   Neither Parent nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).
(i)   Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(j)   Neither Parent nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the Parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.
(k)   Neither Parent nor any of its Subsidiaries has, or since its date of formation has had, a permanent establishment in any country other than the country of its organization.
(l)   Each of Parent and its Subsidiaries have complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(m)   Each of Parent and its Subsidiaries is, and has been for the last five (5) years, exempt from U.S. federal income taxation on its U.S.-source shipping income under Section 883 of the Code and has obtained all “ownership statements” required to establish such exemption in accordance with the Treasury Regulations interpreting Section 883 of the Code.
(n)   No written claim has ever been made by any Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
SECTION 5.10.   Compliance with Laws; Governmental Authorizations .
(a)   Parent and each of its Subsidiaries is, and since January 1, 2016 has been, in compliance in all material respects with all Laws and Governmental Authorizations to which Parent or such Subsidiary, or any of its or their Parent Vessels or other assets, is subject (including Maritime Guidelines).
(b)   Parent and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all material Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted.
SECTION 5.11.   Absence of Certain Changes; No Undisclosed Liabilities .
(a)   Except as set forth on Section 5.11(a) of the Parent Disclosure Letter, since the Parent Balance Sheet Date through the date of this Agreement, (i) Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business, and (ii) there has not been any Parent Material Adverse Effect.
(b)   Other than as expressly required by this Agreement or set forth on Section 5.11(b) of the Parent Disclosure Letter, from the Parent Balance Sheet Date until the date hereof, there has not been any action taken by Parent or any of its Subsidiaries or event that had such action occurred after the date of this Agreement without the Company’s consent, would constitute a breach of Section 6.2(b).
(c)   Except as set forth on Section 5.11(c) of the Parent Disclosure Letter, there are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever (including in connection with any pool in which a Parent Vessel is entered), whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Parent Balance Sheet or in the notes thereto, (ii) liabilities and obligations arising out of this Agreement or the Transactions, (iii) liabilities incurred in the ordinary course of business since the Parent Balance Sheet Date, and (iv) liabilities which are not, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. Neither Parent nor its Subsidiaries is a party to, nor does Parent or its Subsidiaries have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between Parent on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any transaction involving, or liabilities of, Parent.
SECTION 5.12.   Tangible Personal Assets.   Parent and its Subsidiaries, in the aggregate, have good and valid title to, or a valid interest in, all of their respective material tangible personal assets, free and clear of all Liens, other than Parent Permitted Liens.
SECTION 5.13.   Real Property.   Neither Parent nor any of its Subsidiaries owns any real property. Section 5.13 of the Parent Disclosure Letter sets forth a true, correct and complete list of all real property leases under which Parent or any of its Subsidiaries is a lessee. All such leases are valid and binding, and are in full force and effect; there are no material defaults by Parent or any of its Subsidiaries thereunder; no event has occurred which (whether with or without notice, lapse of time, or both) would constitute a material default thereunder by Parent or any of its Subsidiaries. Parent has made available to the Company true and complete copies of all such leases.

SECTION 5.14.   Vessels; Maritime Matters.
(a)   Section 5.14(a) of the Parent Disclosure Letter contains a list, as of the date of this Agreement, of all vessels owned by Parent or any of its Subsidiaries (the “Parent Owned Vessels”) or chartered-in by Parent or any of its Subsidiaries pursuant to charter arrangements (the “Parent Leased Vessels”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, charterer (and whether such charterer is currently operating in the spot or time charter market), the pool in which entered, and manager (commercial or technical), of each Parent Owned Vessel and Parent Leased Vessel. Each Parent Vessel is operated in compliance in all material respects with all applicable Maritime Guidelines and Laws. Parent and each of its Subsidiaries are qualified to own and operate the Parent Owned Vessels under applicable Laws in all material respects, including the Laws of each Parent Owned Vessel’s flag state. Each Parent Vessel has all national and international operating and trading certificates, each of which is valid, that are required for the operation of such Parent Vessel in the trades and geographic areas in which it is operated.
(b)   Each Parent Vessel is classed by a classification society which is a member of the International Association of Classification Societies and possesses class and trading certificates free from overdue conditions or recommendations affecting class and valid through the date of this Agreement and, to the Knowledge of Parent, no event has occurred and no condition exists that would cause such Parent Vessel’s class to be suspended or withdrawn.
(c)   With respect to each of the Parent Owned Vessels, either Parent or one of its Subsidiaries, as applicable, is the sole owner of each such Parent Vessel and has good title to such Parent Vessel free and clear of all Liens other than Parent Permitted Liens.
(d)   Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of the most recent SIRE inspection reports relating to each Parent Vessel.
SECTION 5.15.   Contracts.
(a)   Section 5.15(a) of the Parent Disclosure Letter lists the following Contracts to which Parent or any of its Subsidiaries is a party:
(i)   each “material contract” (as such term is defined in Item 10.C and in Instructions As To Exhibits of Form 20-F) to which Parent or any of its Subsidiaries is a party to or bound;
(ii)   each Contract not contemplated by this Agreement that limits the ability of Parent or any of its Subsidiaries or Affiliates to engage in or compete with any line of business in any location or with any Person in any material manner;
(iii)   each Contract that creates a partnership, joint venture or any strategic alliance with respect to the Company or any of its Subsidiaries;
(iv)   each employment, consulting, services or similar Contract with any employee or independent contractor of Parent or any of its Subsidiaries involving more than $250,000 of annual compensation;
(v)   each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or Contract providing for Indebtedness individually in excess of  $1,000,000;
(vi)   each Contract entered into since January 1, 2016 that relates to the acquisition or disposition, directly or indirectly, of any business (whether by merger, sale of stock, sale of assets or otherwise) or any material assets, including any vessel (other than (A) this Agreement or (B) acquisitions or dispositions of supplies, inventory, merchandise or products (other than vessels) in the ordinary course of business or that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of Parent or its Subsidiaries), including also any such Contract whenever entered into that includes provisions that remain in effect in respect of  “earn-outs” or deferred or contingent consideration;
(vii)   each ship-sales, memorandum of agreement, bareboat charter, or other vessel acquisition Contract entered into since January 1, 2016 for Newbuildings and secondhand vessels contracted for by Parent or any of its Subsidiaries (other than Company Owned Vessels) and other

Contracts entered into since January 1, 2016 with respect to Newbuildings of Parent or any of its Subsidiaries and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, supervision agreements and plan verification services agreements;
(viii)   each pool agreement, management agreement, crewing agreement or financial lease (including sale/leaseback or similar arrangements) with respect to any Parent Vessel;
(ix)   any Contract with a Third Party for the charter of any Parent Vessel;
(x)   each collective bargaining agreement or other Contract with a labor union to which Parent or any of its Subsidiaries is a party or otherwise bound;
(xi)   each Contract that provides for indemnification by Parent or any of its Subsidiaries to any Person other than a Contract entered into in the ordinary course of business;
(xii)   each Contract pursuant to which Parent or any of its Subsidiaries spent or received, in the aggregate, more than $500,000 during the twelve (12) months prior to the date hereof or could reasonably be expected to spend or receive, in the aggregate, more than $500,000 during the twelve (12) months immediately after the date hereof;
(xiii)   each Contract to which Parent or any of its Subsidiaries is a party or otherwise bound that contains a so-called “most favored nations” provision or similar provisions requiring Parent or its Affiliates to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and
(xiv)   each Contract involving a standstill or similar obligation of Parent or any of its Subsidiaries.
(b)   Parent has heretofore made available to the Company true and complete copies of the Material Contracts as in effect as of the date hereof. Except as set forth on Section 5.15(b) of the Parent Disclosure Letter or as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to Parent and its Subsidiaries, and to the Knowledge of Parent, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) neither Parent nor any of its Subsidiaries, nor to the Knowledge of Parent any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and neither Parent nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.
SECTION 5.16.   Litigation.   Except as set forth in Section 5.16 of the Parent Disclosure Letter or as would not reasonably be expected to be material to the Parent and its Subsidiaries, taken as a whole, as of the date of this Agreement (a) there is no Action pending or, to the Knowledge of Parent, threatened against Parent, any of its Subsidiaries or any Parent Vessels (including in connection with any pool in which a Parent Vessel is entered). No officer or director of Parent or any of its Subsidiaries is, as of the date of the Agreement, a defendant in any Action commenced by any equityholder of Parent or any of Parent’s Subsidiaries with respect to the performance of his duties as an officer or a director of Parent or any such Subsidiary under any applicable Law. There is no unsatisfied judgment, penalty or award against Parent, any of Parent’s Subsidiaries or any Parent Vessels (including in connection with any pool in which a Parent Vessel is entered). Except as would not reasonably be expected to be material to the Parent and its Subsidiaries, taken as a whole, as of the date of this Agreement, neither Parent nor any of its Subsidiaries nor any Parent Vessel is subject to any Orders.
SECTION 5.17.   Employee Benefits.
(a)   Section 5.17(a) of the Parent Disclosure Letter includes a list of all material Parent Benefit Plans. Parent has delivered or made available to the Company copies of each Parent Benefit Plan or, in the case of any unwritten Parent Benefit Plans, a summary thereof.

(b)   Each Parent Benefit Plan has been administered in accordance with its terms and is in compliance in all material respects with all applicable Laws.
(c)   Except as set forth in Section 5.17(c) of the Parent Disclosure Letter or as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, (i) each Parent Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of Parent, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status. All material benefits, contributions and premiums relating to each Parent Benefit Plan have been timely paid or made in accordance with the terms of such Parent Benefit Plan and any related agreement and in compliance with all applicable Laws.
(d)   None of Parent nor any of its Subsidiaries has ever maintained or contributed to, or had any obligation to contribute to any “employee benefit plan,” within the meaning of Section 3(3) of ERISA, that is covered by ERISA.
(e)   None of Parent nor any of its Subsidiaries has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of Parent and its Subsidiaries under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.
(f)   Except as set forth in Section 5.17(f) of the Parent Disclosure Letter the execution and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in (i) any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, officer, employee, consultant or independent contractor or trigger the right of any current director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with Parent and its Subsidiaries, or (ii) the triggering or imposition of any restrictions or limitations on the right of Parent, or any of its Subsidiaries, to amend or terminate any Parent Benefit Plan.
SECTION 5.18.   Labor and Employment Matters.   Parent and all of its Subsidiaries have complied in all material respects with all labor and employment Laws, including all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy. There are no pending or, to the Knowledge of Parent, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of Parent or any of its Subsidiaries. Since January 1, 2016, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of Parent or any of its Subsidiaries. To the Knowledge of Parent there is not pending or underway any union, or any other type of workers’ representatives, organizational activities or requests or elections for representation with respect to employees of Parent or any of its Subsidiaries.
SECTION 5.19.   Environmental.   Except as set forth on Section 5.19 of the Parent Disclosure Letter, (a) Parent and each of its Subsidiaries is and has been in compliance in all material respects with all Environmental Laws, (b) Parent and each of its Subsidiaries possesses and is and has been in compliance in all material respects with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against Parent or any of its Subsidiaries alleging a violation of or liability under any Environmental Law, and (d) Parent and its Subsidiaries have provided to the Company all material documents in its possession related to compliance with or liability under Environmental Laws.
SECTION 5.20.   Insurance.   Parent and its Subsidiaries maintain (i) Policies covering Parent, its Subsidiaries or their respective businesses, properties, assets, directors, officers or employees, and (ii) Policies covering the Parent Vessels in such amounts and types as are customary in the shipping industry. Section 5.20 of the Parent Disclosure Letter includes a list of all such Policies. Except as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries is in violation or breach of or default under any of its obligations under any such

Policy. Neither Parent nor any of its Subsidiaries has received any written notice that any Policy has been canceled or cover prejudiced or suspended. There are no material claims individually or in the aggregate by Parent or any of its Subsidiaries pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.
SECTION 5.21.   Fees.   Except for RMK Maritime LLP, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or its Subsidiaries who might be entitled to any fee or commission in connection with this Agreement or the Transactions or the rendering of any fairness opinion. Parent has furnished to the Company true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.
SECTION 5.22.   Takeover Statutes.   Parent and its Subsidiaries have taken all action required to be taken by them (if any) in order to exempt this Agreement and the Transactions from the requirements of any Takeover Statute or similar provision contained in the Parent Group Charter Documents.
SECTION 5.23.   Operations of Merger Sub.   Merger Sub is a direct, wholly-owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as specifically contemplated by this Agreement.
SECTION 5.24.   Interested Party Transactions.   Except as set forth in Section 5.23 of the Parent Disclosure Letter, any Parent Benefit Plan or any travel or expense reimbursement of officers or directors in the ordinary course, (a) there are no Contracts or arrangements between Parent or any of its Subsidiaries, on the one hand, and any current officer or director of Parent or any of its Subsidiaries or any of such officer’s or director’s immediate family members or Affiliates, or any current or former record or beneficial owner of 5% or more of the outstanding Parent Shares or any of such owner’s Affiliates, on the other hand, and (b) no current officer or director of Parent or its Subsidiaries possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of Parent or any of its Subsidiaries.
SECTION 5.25.   Certain Business Practices.   Since December 31, 2012, none of Parent, its Subsidiaries nor (to the Knowledge of Parent), any director, officer, agent or employee of Parent or any of its Subsidiaries (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to the business of Parent or any of its Subsidiaries, (b) made any illegal bribe or kickback, illegal political contribution, unlawful payment from corporate funds which was incorrectly recorded on the books and records of Parent or any of its Subsidiaries, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption Laws, in each case relating to the business of Parent and its Subsidiaries or (c) made any other unlawful payment relating to the business of Parent and its Subsidiaries. Since December 31, 2012, neither Parent nor, to the Knowledge of Parent, any director, officer, agent, employee, Affiliate or Person acting on behalf of Parent is currently subject to any U.S. sanctions administered by OFAC. Since December 31, 2012, neither Parent nor any of its Subsidiaries has engaged in transactions with, or exported any of its products or associated technical data (i) into (or to a national or resident of) Cuba, Iran, Iraq, Libya, North Korea, Russia, Syria, or any other country to which the United States has embargoed goods to or has proscribed economic transactions with, in breach of such embargoes or proscriptions, or (ii) to the Knowledge of Parent, to any Person included on the United States Treasury Department’s list of Specially Designated Nationals or the U.S. Commerce Department’s Denied Persons List.
SECTION 5.26.   No Other Representations or Warranties.   Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and its Subsidiaries, which investigation, review and analysis was done by Parent, Merger Sub and their Representatives. In entering into this Agreement, Parent and Merger Sub acknowledge that they have relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of the Company or its Affiliates (except the specific representations made in Article IV). Except for the representations and warranties contained in Article IV and in the certificate delivered by the

Company pursuant to Section 9.3(f), Parent and Merger Sub acknowledge that (a) neither the Company nor any other Person on behalf of the Company makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to the Company, its Subsidiaries, or the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects thereof, including with respect to (i) merchantability or fitness for any particular use or purpose, or (ii) the probable success or profitability of the Company, its Subsidiaries or the business thereof after the Closing Date, and (b) except (subject to Section 4.26 and Section 5.26) in the case of common law fraud, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent, Merger Sub or any other Person, or their use, of any information provided in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.
ARTICLE VI
CONDUCT OF BUSINESS PENDING THE MERGER
SECTION 6.1.   Operation of the Company’s Business.
(a)   Except (A) as set forth in Section 6.1(a) of the Company Disclosure Letter, (B) as expressly permitted or required by this Agreement or required by applicable Law, or (C) with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), from the date hereof until the Closing Date, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course and in a manner consistent with past practice in all material respects and use its reasonable best efforts to (i) preserve intact its present business organization, goodwill and assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided, that the Company shall not be obligated to, or to cause its Subsidiaries to, increase the compensation of, or make any other payments or grant any concessions to, such officers and employees), and (iv) preserve its present relationships with material customers, suppliers and other Persons with which it has a business relationship (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice).
(b)   Without limiting the generality of Section 6.1(a), except (A) as set forth in Section 6.1(b) of the Company Disclosure Letter, (B) as expressly permitted or required by this Agreement or required by applicable Law, or (C) with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned other than any consent with respect to Section 6.1(b)(vi) which Parent may withhold in its sole discretion), from the date hereof until the Closing Date, the Company shall not, nor shall it permit any of its Subsidiaries (or, with respect to any Company Vessels that are entered into a pool, any applicable pool management company to the extent that the Company shall have the right to consent to such action pursuant to the Contracts between such pool management company and the Company or its Subsidiaries) to, do any of the following:
(i)   amend its articles of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);
(ii)   (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any shares of Company Common Stock, other Company Securities or Company Subsidiary Securities, other than from a wholly-owned Subsidiary to its parent, (B) split, combine or reclassify any shares of Company Common Stock, other Company Securities or Company Subsidiary Securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any shares of Company Common Stock, other Company Securities or Company Subsidiary Securities (D) purchase, redeem or otherwise acquire any shares of Company Common Stock, other Company Securities or Company Subsidiary Securities, or (E) amend, modify or change any term of, or take any action that would result in a default under, any Indebtedness of the Company or any of its Subsidiaries;
(iii)   (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of any shares of Company Common Stock, other Company Securities or Company Subsidiary Securities, or (B) amend any term of any Company Securities or any Company Subsidiary Securities (in each case, whether by merger, consolidation or otherwise);

(iv)   accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, other than in the ordinary course of business consistent with past practice;
(v)   incur more than $200,000 of capital expenditures in the aggregate in excess of amounts budgeted for by the Company or its Subsidiaries as described in Section 6.1(b)(v) of the Company Disclosure Letter, other than capital expenditures relating to the maintenance of the Company Vessels in the ordinary course of business consistent with past practice;
(vi)   acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof  (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of  $200,000 in the aggregate, except (1) acquisitions by the Company or any of its wholly-owned Subsidiaries of or from an existing wholly-owned Subsidiary of the Company, (2) the acquisitions described on Section 6.1(b)(vi) of the Company Disclosure Letter, (3) acquisitions of assets, materials and supplies in the ordinary course of business consistent with past practice, (4) the purchase of bunkers in the ordinary course of business, or (5) pursuant to Contracts for Newbuildings in effect on the date of this Agreement;
(vii)   enter into any Contract that, if in existence on the date hereof, would be a Material Contract or Company Interested Party Transaction, or amend, modify, extend or terminate any Material Contract or Company Interested Party Transaction (other than the expiration of any such Contract in accordance with its terms, and the termination of any such Contract in connection with any breach by the applicable counterparty);
(viii)   sell, lease, license, transfer, subject to any Lien or otherwise dispose of, any of its assets or properties except (A) sales of used equipment in the ordinary course of business consistent with past practice, and (B) Company Permitted Liens (it being agreed that if the Company or any of its Subsidiaries shall desire to sell any Company Vessel or to charter out any Company Vessel for a period of more than seven (7) months (excluding charters of Company Vessels made by the pools where the charterer has a right, if at the end of this period the vessel is on a ballast voyage to a port of redelivery or is upon a laden voyage, to continue to have use of the vessel for as long as necessary to complete such ballast voyage, or to complete such laden voyage and to return to a port of redelivery), Parent shall have a right of first refusal to purchase or charter each and any such Company Vessel on the same terms the Company or its Subsidiary intends to accept from a Third Party and if Parent fails to exercise such right of first refusal within two (2) Business Days of Parent’s receipt of written notice from the Company, then Parent shall be deemed to have consented to such sale or charter of such Company Vessel by the Company to such Third Party);
(ix)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or enter into any agreement with respect to the voting of its capital stock or other securities held by the Company or any of its Subsidiaries;
(x)   except as required pursuant to the terms of any Company Benefit Plan existing as of the date hereof or to the extent required under applicable Law, (A) grant to any director, officer, employee or consultant of the Company or any of its Subsidiaries any increase or enhancement in compensation, bonus or other benefits, (B) grant to any director, officer or employee of the Company or any of its Subsidiaries any right to receive severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits or (C) adopt, enter into or amend or commit to adopt, enter into or amend any Company Benefit Plan except for amendments required under applicable Law;
(xi)   except as required by GAAP (or any interpretation thereof) or a Governmental Authority, make any change in any method of accounting principles, method or practices;
(xii)   (A) incur or issue any Indebtedness (other than accrual of interests, drawdowns, premiums, penalties, fees, expenses and breakage costs under any Material Contracts existing as of the date hereof), (B) make any loans, advances or capital contributions to, or investments in, any other Person (including in connection with any pool in which a Company Vessel is entered), other than to the Company or any of its Subsidiaries or (C) repay or satisfy any Indebtedness (other than scheduled payments of Indebtedness when due); provided that this clause (xii) shall not limit the issuance or incurrence of any intercompany Indebtedness or the repayment or satisfaction of such intercompany Indebtedness; provided, further, notwithstanding anything in this clause (xii) to the contrary, the Company and its Subsidiaries may incur Indebtedness in an aggregate principal amount not to exceed $300,000 at any one time outstanding and may repay or satisfy any such Indebtedness from time to time;
(xiii)   change any material method of Tax accounting, make or change any material Tax election, file any material amended return (except as required by applicable Law), settle or compromise any material Tax liability, enter into any closing agreement with respect to any material amount of Taxes, surrender any right to claim a material Tax refund or offset or otherwise reduce a material Tax liability or take into account on any Tax Return required to be filed prior to the Closing any adjustment or benefit arising from the Transactions;
(xiv)   institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding (other than actions, suits, litigations, investigations or proceedings where Parent is adverse to the Company) pending or threatened before any arbitrator, court or other Governmental Authority, in each case in excess of  $100,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on the Company or its Subsidiaries;
(xv)   disclose, or consent to the disclosure of, any trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice;
(xvi)   waive, release or assign any claims or rights having a value in excess of  $100,000;
(xvii)   fail to use commercially reasonable efforts to cause the current material insurance (or re-insurance) policies maintained by the Company or any of its Subsidiaries, including directors’ and officers’ insurance, not to be canceled or terminated or any of the coverage thereunder to lapse, unless, simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect; provided, that neither the Company nor any of its Subsidiaries shall obtain or renew any insurance (or reinsurance) policy for a term exceeding three (3) months;
(xviii)   directly or indirectly (A) purchase or construct any vessel or enter into any Contract for the purchase or construction of any vessel, (B) sell or otherwise dispose of any Company Vessel or enter into any contract for the sale or disposal of any Company Vessel, (C) to the extent that the Company shall have the right to consent to such action under the terms of the Contracts between the Company and the service provider or manager of such Company Vessel, enter into any contract for the bareboat or spot or time charter-out of any Company Vessel in excess of sixty (60) calendar days, (D) change any manager of any Company Vessel, (E) defer scheduled maintenance of any Company Vessel, or (F) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the Company Vessels; provided, that, to the extent that the Company shall have the right to consent to such action under the terms of the Contracts between the Company and the service provider or manager of such Company Vessel, and subject to actions permitted under clause (v) of this Section 6.1(b), the Company will not, and will cause its Subsidiaries not to enter into any Contract for the drydocking or repair of any Company Vessel where the estimated cost thereof is in excess of  $200,000 unless, in the case of this clause (F), such work cannot prudently be deferred and is required to preserve the safety and seaworthiness of such Company Vessel, or
(xix)   authorize or enter into a Contract to take any of the actions described in clauses (i) through (xviii) of this Section 6.1(b).
(c)   Notwithstanding anything herein to the contrary, from and after the date hereof and until the Closing, each employee of the Company shall be permitted and is hereby authorized to remove the items listed in Section 6.1(c) of the Company Disclosure Letter and any other property which such employee can establish is the personal property of such employee from the Company’s premises at no cost, expense or liability to the Company, Parent, the Surviving Corporation or Merger Sub.

SECTION 6.2.   Operation of Parent’s Business.
(a)   Except (A) as set forth in Section 6.2(a) of the Parent Disclosure Letter, (B) as expressly permitted or required by this Agreement or required by applicable Law, or (C) with the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), from the date hereof until the Closing Date, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course and in a manner consistent with past practice in all material respects and use its reasonable best efforts to (i) preserve intact its present business organization, goodwill and assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that Parent shall not be obligated to, or to cause its Subsidiaries to, increase the compensation of, or make any other payments or grant any concessions to, such officers and employees), (iv) preserve its present relationships with material customers, suppliers and other Persons with which it has a business relationship (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice), (v) not issue any Parent Securities or Parent Subsidiary Securities; provided, that this Section 6.2(a) shall not prohibit issuances of Parent Shares reserved for issuance of equity awards in accordance with Section 5.4(a), or (vi) any purchase, sale, sale/leaseback or similar transaction or arrangement involving a vessel in the ordinary course and in a manner consistent with past practice.
(b)   Without limiting the generality of Section 6.2(a), except (A) as set forth in Section 6.2(b) of the Parent Disclosure Letter, (B) as expressly permitted or required by this Agreement or required by applicable Law, or (C) with the prior written consent of Company (such consent not to be unreasonably withheld, delayed or conditioned), from the date hereof until the Closing Date, Parent shall not, nor shall it permit Merger Sub or any of its Subsidiaries to, do any of the following:
(i)   amend its articles of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);
(ii)   (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any Parent Shares, other Parent Securities or Parent Subsidiary Securities, other than (1) from a wholly-owned Subsidiary to its parent, or (2) an annual cash dividend consistent with past practice (including with respect to declaration, record and payment dates) by Parent in aggregate amount (interim and final dividend) not to exceed $0.12 per Parent Share, (B) split, combine or reclassify any Parent Shares, other Parent Securities or Parent Subsidiary Securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any Parent Shares, other Parent Securities or Parent Subsidiary Securities, (D) purchase, redeem or otherwise acquire any Parent Shares or other Parent Securities, or (E) amend, modify or change any term of, or take any action that would result in a default under, any Indebtedness of Parent or any of its Subsidiaries;
(iii)   (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of any Parent Shares, other Parent Securities or Parent Subsidiary Securities, or (B) amend any term of any Parent Securities (in each case, whether by merger, consolidation or otherwise);
(iv)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent, or enter into any agreement with respect to the voting of its capital stock or other securities held by Parent or any of its Subsidiaries;
(v)   take any action that might reasonably be expected to prevent, impede or materially delay the consummation of the Transactions; or
(vi)   authorize or enter into a Contract to take any of the actions described in clauses (i) through (v) of this Section 6.2(b).
SECTION 6.3.   Access to Information.   After the date hereof until the Closing Date and subject to applicable Law and the Mutual Confidentiality Agreement dated as of October 16, 2017 between the Company and Parent (the “Confidentiality Agreement”), the Company shall: (i) give to Parent and its Representatives, upon reasonable prior written notice, reasonable access to the offices, properties, books and records of the Company and its Subsidiaries as may be reasonably requested in connection with the

Parties’ efforts to consummate the Transactions and for baseline inventory and planning assessments by Parent; provided, however, that any such access shall be conducted during normal business hours in a manner not to interfere with the businesses or operations of the Company and its Subsidiaries; (ii) furnish to Parent and its Representatives such financial and operating data and other information as such Persons may reasonably request in writing from time to time in connection with the Parties’ efforts to consummate the Transactions; and (iii) instruct the Representatives of the Company and its Subsidiaries and the ship managers and pool managers of Company Vessels to cooperate with Parent in the matters described in clauses (i) and (ii) above. In accordance with the foregoing, the Company shall permit Parent and its Representatives reasonable access to a sample of Company Vessels when at a port upon reasonable prior written notice and in accordance with reasonable procedures agreed upon by the Company and Parent for baseline inventory and planning assessments by Parent. When accessing any of the Company Vessels, Parent shall, and shall cause its Representatives to, comply with all safety and security policies or requirements for the applicable Company Vessel. With respect to this Section 6.3, Parent’s “Representatives” shall be deemed to include the Third Parties disclosed to the Company in connection with the Confidentiality Agreement with whom Parent is negotiating to purchase from the Surviving Corporation or its Subsidiaries up to six Company Vessels for purpose of due diligence on such Company Vessels covering the matters described in Section 6.3 of the Parent Disclosure Letter, including inspections thereof. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to provide such access or disclose any information if doing so is reasonably likely to (A) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) violate any Contract to which it is a party or to which it is subject or applicable Law.
SECTION 6.4.   No Solicitation.
(a)   General Prohibitions.   Except as expressly permitted pursuant to Section 6.4(b), from and after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 10.1 and the Closing Date, the Company shall not (and the Company shall (A) cause its Subsidiaries not to and (B) not authorize or permit and shall instruct and use reasonable best efforts to cause its Representatives and any of its Subsidiaries’ Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage or assist any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, or furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, personnel, books or records of the Company or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, an Acquisition Proposal, (iii) qualify, withdraw, or modify or amend in a manner adverse to Parent, the Transaction Committee Recommendation or the Company Board Recommendation (or recommend an Acquisition Proposal), or publicly propose to do any of the foregoing (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) approve, endorse, recommend or enter into (or agree or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (other than a confidentiality agreement with a Third Party to whom the Company is permitted to provide information in accordance with Section 6.4(b)(i)), or (v) grant any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute or similar provision contained in the Company Charter Documents other than a waiver of the obligations of Third Parties existing as of the date of this Agreement not to seek from the Company any waiver of such Third Parties’ standstill obligations and granting a limited waiver if requested solely to enable such Third Parties to make an Acquisition Proposal to the Company Board. The Company shall (and the Company shall (1) cause its Subsidiaries to and (2) instruct and use reasonable best efforts to cause its Representatives and any of its Subsidiaries’ Representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal or efforts to obtain an Acquisition Proposal, and shall also request such Third Party to promptly return or destroy all confidential information concerning the Company and its Subsidiaries prior to the date hereof.

(b)   Exceptions.
(i)   Prior to (but not at any time from or after) obtaining the Company Shareholders Approval, if the Company receives a bona fide, written Acquisition Proposal from a Third Party after the date hereof  (that has not been withdrawn) that did not result from a breach or violation of the provisions of Section 6.4(a) and, prior to taking any action described in clauses (A) and (B) below, (1) the Transaction Committee determines in good faith, after consultation with outside legal counsel, that based on the information then available and after consultation with its financial advisors of nationally recognized reputation, such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and (2) the Company shall have complied with Section 6.4(c), then the Company may, in response to such Acquisition Proposal, directly or indirectly through its Representatives, (A) engage in negotiations or discussions with such Third Party and its Representatives or financing sources with respect to such Acquisition Proposal and (B) thereafter furnish to such Third Party or its Representatives or financing sources non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be promptly (and in any event within twenty-four (24) hours) provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the Confidentiality Agreement; provided that all written materials provided or made available to such Third Party (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent promptly (and in any event within twenty-four (24) hours) after the time it is provided or made available to such Third Party.
(ii)   Prior to (but not at any time from or after) obtaining the Company Shareholders Approval, the Transaction Committee or the Company Board may, following receipt of or on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of Section 6.4(a), and the Transaction Committee or the Company Board, as applicable, determines in good faith, after consultation with outside legal counsel and financial advisors of nationally recognized reputation that, in light of such Superior Proposal, the failure of the Transaction Committee or the Company Board, as applicable, to take such action is reasonably likely to be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law; provided, however, that the Transaction Committee and the Company Board shall not be entitled to effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the Transaction Committee promptly notifies Parent, in writing at least five (5) Business Days before making an Adverse Recommendation Change (the “Notice Period”), of the intention of the Transaction Committee or the Company Board, as applicable, to take such action with respect to such Superior Proposal, which notice shall state expressly that the Company has received an Acquisition Proposal that the Transaction Committee or the Company Board, as applicable, has determined to be a Superior Proposal and that the Transaction Committee or the Company Board, as applicable, intends to make an Adverse Recommendation Change; (B) the Transaction Committee attaches to such notice the proposed transaction agreements and the identity of the Third Party making such Superior Proposal; (C) during the Notice Period, if requested (orally or in writing) by Parent, the Transaction Committee has engaged, and has directed its Representatives to engage, in negotiations with Parent in good faith (to the extent Parent desires to negotiate) to amend this Agreement in such a manner that such Superior Proposal ceases to constitute a Superior Proposal; and (D) following the Notice Period, the Transaction Committee or the Company Board, as applicable, shall have considered in good faith any proposed amendments to this Agreement and determined in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, taking into account any changes to this Agreement made or proposed in writing by Parent, that such Superior Proposal continues to constitute a Superior Proposal; provided, however, that, with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall require a new written notice by the Transaction Committee and a new Notice Period (except that the Notice Period shall be reduced to seventy-two (72) hours, or if there are less than seventy-two (72) hours prior to the Company Shareholders Meeting, as much notice as is reasonably practicable, and in no event shall the new Notice Periods exceed nine (9) days in the aggregate), and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any Notice Period.
(iii)   Prior to (but not at any time from or after) obtaining the Company Shareholders Approval, the Transaction Committee or the Company Board may, if there has been an Intervening Event,

make an Adverse Recommendation Change in connection with such Intervening Event if the Transaction Committee or the Company Board, as applicable, determines in good faith, after consultation with outside legal counsel and financial advisors of nationally recognized reputation that, in light of such Intervening Event, the failure of the Transaction Committee or the Company Board, as applicable, to take such action is reasonably likely to be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law; provided, however, that the Transaction Committee and the Company Board shall not be entitled to effect an Adverse Recommendation Change in connection with an Intervening Event unless (A) the Company promptly notifies Parent in writing at least three (3) Business Days before making an Adverse Recommendation Change of the intention of the Transaction Committee or Company Board, as applicable, to take such action with respect to such Intervening Event, which notice shall include the material facts underlying the Transaction Committee’s or the Company Board’s determination that an Intervening Event has occurred, and state the reasons that the Transaction Committee or the Company Board, as applicable, intends to make an Adverse Recommendation Change, in reasonable detail, (B) during such three (3)-Business Day period, if requested (orally or in writing) by Parent, the Company has engaged, and has directed its Representatives to engage, in negotiations with Parent in good faith (to the extent Parent desires to negotiate) to amend this Agreement in such a manner that an Adverse Recommendation Change is no longer warranted as a result of the Intervening Event, and (C) following such three (3)-Business Day period, the Transaction Committee or the Company Board, as applicable, shall have considered in good faith any proposed amendments to this Agreement and determined in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, taking into account any changes to this Agreement made or proposed in writing by Parent, that the failure of the Transaction Committee or the Company Board, as applicable, to make an Adverse Recommendation Change in connection with such Intervening Event is reasonably likely to be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law; provided, that the Company shall not be required to negotiate with Parent in connection with an Adverse Recommendation Change that the Company Board intends to effect in response to an Intervening Event if the Company has already negotiated with Parent in accordance with this Section 6.4(b)(iii) in connection with an Adverse Recommendation Change by the Transaction Committee or the Company Board, as applicable, in response to the same Intervening Event.
(iv)   In addition, nothing contained herein shall prevent the Transaction Committee or the Company Board from complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal, or from (A) making legally required disclosures; provided that any Adverse Recommendation Change may only be made in a manner consistent with this Section 6.4, or (B) granting any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute or similar provision contained in the Company Charter Documents.
(c)   Required Notices.   The Company and the Company Board shall not take any of the actions referred to in Section 6.4(b) unless the Company shall have first complied with the applicable requirements of this Section 6.4(c). The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or, if received by any of the Company’s Representatives, after the Company is informed by such Representative) of any Acquisition Proposal or of any inquiries or other communication regarding the making of an Acquisition Proposal, including the material terms and conditions thereof and providing a copy, if applicable, of any written requests, proposals or offers, including proposed agreements, and the identity of the Person making (or inquiry or communications about) such Acquisition Proposal and its proposed financing sources, if any, and shall keep Parent reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such Acquisition Proposal. The Company shall also notify Parent promptly (but in no event later than 24 hours) after receipt by the Company of any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, personnel, books or records of the Company or any of its Subsidiaries by any Third Party that has informed the Company that it is considering making, or has made, an Acquisition Proposal. The Company shall also notify Parent promptly of the Company’s intention to take the actions set forth in clauses (A) or (B) of Section 6.4(b)(i). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Third Party subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 6.4.

(d)   Definition of Superior Proposal.   For purposes of this Agreement, “Superior Proposal” means a bona fide, written Acquisition Proposal (provided that, for the purposes of this definition, references to “15%” in the definition of Acquisition Proposal shall be deemed replaced with references to “50%”) that (i) was not solicited by the Company or any of its Representatives from and after November 20, 2017, (ii) is not subject to any additional financing conditions that are not already contemplated by this Agreement and for which financing has been fully committed or is on hand or the Company Board or the Transaction Committee, as applicable, determines in good faith after considering the advice of its financial advisor of nationally recognized reputation is reasonably probable to be fully financed, and (iii) the Company Board or the Transaction Committee, as applicable, has determined in good faith, after considering the advice of its outside legal counsel and financial advisors of nationally recognized reputation and taking into consideration all of the applicable terms, conditions, impacts and all legal, financial, regulatory, fiduciary and other aspects of such Acquisition Proposal that the Company Board or the Transaction Committee, as applicable, deems in good faith to be relevant, including, to the extent the Company Board or the Transaction Committee, as applicable, deems relevant, the identity of the Person making the Acquisition Proposal, financing, regulatory approvals, shareholder litigation, termination fees, expense reimbursement provisions and the expected timing and risk and likelihood of consummation, would result in a transaction more favorable, from a financial point of view, to the Company’s shareholders than the Transactions provided hereunder (after taking into account and giving effect to any adjustments or amendment to this Agreement proposed by Parent).
(e)   The Company acknowledges and agrees that any violation of the restrictions set forth in this Section 6.4 by any Subsidiary or Representative of the Company shall be deemed to be a breach of this Section 6.4 by the Company.
SECTION 6.5.   Litigation.
(a)   The Company shall promptly advise Parent of any Action commenced or, to the Knowledge of the Company, threatened against or involving the Company, any of its Subsidiaries, any of their respective officers or directors, the Transaction Committee, or any Company Vessel, relating to this Agreement or the Transactions and shall keep Parent informed and consult with Parent regarding the status of such Action on an ongoing basis. The Company shall, and shall cause its Subsidiaries to, cooperate with and give Parent the opportunity to consult with respect to the defense or settlement of any such Action, and shall not agree to any settlement without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).
(b)   Parent shall promptly advise the Company of any Action commenced or, to the Knowledge of Parent, threatened against or involving Parent or Merger Sub, any of its Subsidiaries, any of their respective officers or directors, or any Parent Vessels, relating to this Agreement or the Transactions and shall keep the Company informed and consult with the Company regarding the status of such Action on an ongoing basis. Parent shall, and shall cause its Subsidiaries to, cooperate with and give the Company the opportunity to consult with respect to the defense or settlement of any such Action and shall not agree to any settlement without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned).
SECTION 6.6.   Takeover Provisions.   If any Takeover Statute or similar provision contained in the Company Charter Documents shall become or is deemed to be applicable to the Transactions after the date of this Agreement, each of the Company, Parent, Merger Sub and the respective members of their boards of directors and the Transaction Committee shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate if possible, and otherwise to minimize, the effects of such Takeover Statute, or such similar provision contained in Company Charter Documents, as applicable, on the Transactions.
SECTION 6.7.   Resignation of Company Officers and Directors.   To the extent requested in writing by Parent no less than five (5) Business Days prior to the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent prior to the Closing written resignations of each officer, director and manager of the Company and its Subsidiaries, which resignations shall be effective as of, and subject to the occurrence of, the Closing.

SECTION 6.8.   Interested Party Transactions.   At or prior to the Closing, (a) the Company shall take all commercially reasonable actions the Company is permitted to take under (and shall use its reasonable best efforts to cause its controlled-Affiliates to take all commercially reasonable actions such controlled-Affiliates are permitted to take under) the Contracts set forth on Section 6.8 of the Company Disclosure Letter to terminate such Contracts, effective as of the Effective Time, or amend such Contracts so as to eliminate any further liability or obligation of the Company or its Subsidiaries thereunder arising after the Effective Time; and (b) the Company shall use its reasonable best efforts to obtain a formal written sublease with respect to a currently sub-let portion of its New York offices on substantially the same terms than those contained in the expired sublease, including the right to terminate the sublease upon ninety (90) days’ prior notice.
ARTICLE VII
COVENANTS OF PARENT
SECTION 7.1.   Director and Officer Liability.   Parent shall cause the Surviving Corporation to do the following:
(a)   Until the later of the (i) sixth (6th) anniversary of the Effective Time and (ii) date of the final disposition of any Action of a nature described in this Section 7.1(a) asserted against any Indemnified Person prior to the sixth anniversary of the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company or any Company’s Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Person”) against any costs or expenses (including, subject to receipt of any undertaking required by applicable Law, advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person), judgments, fines, losses, fees, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action arising out of or pertaining to the fact that the Indemnified Person is or was an officer or director of the Company or any Company’s Subsidiaries, or is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, whether asserted or claimed prior to, at or after the Effective Time to the fullest extent permitted by the MIBCA or any other applicable Law or provided under the Company Charter Documents in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law or under the Company Charter Documents in effect on the date hereof. Parent and the Surviving Corporation shall reasonably cooperate with the Indemnified Person in the defense of any such Action.
(b)   For a period of no less than six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, cause to be maintained in effect the provisions in the Company Group Charter Documents of the Surviving Corporation and each Subsidiary of the Company (or in such documents of any successor to the business of the Surviving Corporation or any Subsidiary of the Company if any such Subsidiary shall not continue in existence) regarding exculpation, indemnification and advancement of expenses in effect as of the date hereof or in any agreement, a complete copy of which agreement has been provided by the Company to Parent prior to the date hereof, to which the Company or any of its Subsidiaries is a party, in each case in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Company Group Charter Documents (or successor company documents) or any such agreement in any manner that would adversely affect the rights thereunder of any individual who, at or before the Effective Time, was an Indemnified Person; provided, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action or resolution of such claim.
(c)   Parent shall cause the Surviving Corporation to either (i) continue to maintain in effect for a period of no less than six (6) years after the Effective Time the Company’s directors’ and officers’ insurance policies (the “D&O Insurance”) in place as of the date hereof or (ii) purchase or provide comparable D&O Insurance for such six (6)-year period from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance policies, in each case, with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable (in the aggregate) to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time; provided, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an aggregate premium amount in excess of 250% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.1(c) of the Company Disclosure Letter (the “Premium Cap”); provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Premium Cap. Notwithstanding the foregoing, at the Company’s option and in lieu of the obligations of Parent and the Surviving Corporation under the first sentence of this Section 7.1(c), the Company may purchase prior to the Effective Time, a prepaid “tail policy” for a period of no more than six (6) years after the Effective Time with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time, in which event Parent shall cease to have any obligations under the first sentence of this Section 7.1(c); provided, that the aggregate premium for such policies shall not exceed the Premium Cap. In the event the Company elects to purchase such a “tail policy,” Parent shall cause the Surviving Corporation to maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder.
(d)   If either Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, succeed to or assume the applicable obligations of such party set forth in this Section 7.1.
(e)   The rights of each Indemnified Person under this Section 7.1 shall be in addition to any rights such Person may have under the Company Group Charter Documents (or successor company documents), under the MIBCA or any other applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.
SECTION 7.2.   Stock Exchange Listing.   Parent shall use its reasonable best efforts to take all actions, including drafting the EU Listing Prospectus and the NYSE Supplemental Listing Application, and do all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE and Euronext to ensure that the Parent Shares comprising the Merger Consideration are approved for listing, subject to completion of the Merger and official notice of issuance, on the NYSE prior to or as of the Closing Date and on Euronext as of or as soon as practicable after the Closing Date, and the Company shall cooperate with Parent with respect to such approvals.
SECTION 7.3.   Parent Board Seat.   Parent shall take all actions necessary so that Mr. Steve Smith (a current director of the Company) or, if Mr. Steve Smith is unavailable then another Person designated by the Transaction Committee that is reasonably satisfactory to Parent, is nominated and proposed for election by Parent’s corporate governance and nomination committee to the Parent Board at the next annual Parent shareholders meeting.
SECTION 7.4.   Merger Sub.   Parent shall take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Transaction on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement.
SECTION 7.5.   Employees.   Promptly after the Parties first publicly announce the execution of this Agreement, the Company shall assist Parent to deliver (and Parent shall deliver) to each employee of Parent and its Subsidiaries a letter concerning intended employment arrangements containing the language set forth in Section 7.5 of the Parent Disclosure Letter.

ARTICLE VIII
COVENANTS OF PARENT AND THE COMPANY
SECTION 8.1.   Proxy Statement; Registration Statement; Company Shareholders Meeting.
(a)   As soon as reasonably practicable following the date of this Agreement, Parent and the Company shall jointly prepare, and Parent shall file with the SEC, a registration statement on Form F-4 to register, under the 1933 Act, the Parent Shares issuable in the Transactions (together with all amendments supplements and exhibits thereto, the “Registration Statement”), which shall include a prospectus with respect to the Parent Shares issuable in the Transactions and a proxy statement to be sent to the shareholders of the Company (and, to the extent applicable, the holders of any outstanding Company RSUs) relating to the Company Shareholders Meeting (together with any amendments, supplements and exhibits thereto, the “Proxy Statement”). Parent and the Company shall use their respective reasonable best efforts to cause the Registration Statement to be declared effective under the 1933 Act as soon as reasonably practicable after such filing. The Company shall use its reasonable best efforts to furnish to Parent all information concerning the Company and its Affiliates to be included in the Registration Statement and the Proxy Statement as may be reasonably requested by Parent as promptly as reasonably practicable following the date of such request, and shall provide such other reasonable assistance, in each case as may be reasonably requested by Parent in connection with the preparation, filing and distribution of the Registration Statement and the Proxy Statement. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company and Parent shall (i) provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), and (ii) consider in good faith all comments reasonably proposed by the other Party within a reasonable time after having been provided such document or response for its review; provided, that none of the Parties shall be responsible for any delay in furnishing the Registration Statement or the Proxy Statement to the SEC (or a response to any comment of the SEC in connection therewith) to the extent arising from a Party’s review of the foregoing or a Party’s good faith consideration and incorporation of any comments thereto proposed by the other Party. Parent shall advise the Company, promptly after receiving notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of the Registration Statement or Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
(b)   If prior to the Company Shareholders Meeting, any event occurs with respect to Parent or any of its Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or Registration Statement, in each case which is required by applicable Law to be described in an amendment of, or a supplement to, the Proxy Statement or Registration Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Parent shall promptly notify the Company of such event or information, and the Company and Parent shall reasonably cooperate in the prompt, and in any event within the earlier of  (i) five (5) Business Days following the receipt of such notice and (ii) the date of the Company Shareholders Meeting, preparation and furnishing to the SEC of any necessary amendment or supplement to the Proxy Statement or Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders (and, to the extent applicable, the holders of any outstanding Company RSUs). Nothing in this Section 8.1(b) shall limit the obligations of any Party under Section 8.1(a); provided, that none of the Parties shall be responsible for any delay in furnishing any such amendment or supplement to the Proxy Statement or Registration Statement to the SEC to the extent arising from a Party’s review of the foregoing or a Party’s good faith consideration and incorporation of any comments thereto proposed by the other Party.
(c)   If prior to the Company Shareholders Meeting, any event occurs with respect to the Company or any of its Subsidiaries, any Acquisition Proposal is received by the Company or any Adverse Recommendation Change is made in connection with an Acquisition Proposal or Intervening Event as permitted by Section 6.4(b), or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or Registration Statement, in each case which is required by applicable Law to be described in an amendment of, or a supplement to, the Proxy Statement or Registration Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly notify Parent of such event, and Parent shall reasonably cooperate in the prompt, and in any event within the earlier of  (i) five (5) Business Days following the happening of such event requiring an amendment or supplement and (ii) the date of the Company Shareholders Meeting, preparation and furnishing to the SEC of any necessary amendment or supplement to the Proxy Statement or Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders (and, to the extent applicable, the holders of any outstanding Company RSUs). Nothing in this Section 8.1(c) shall limit the obligations of any party under Section 8.1(a); provided, that none of the Parties shall be responsible for any delay in furnishing any such amendment or supplement to the Proxy Statement or Registration Statement to the SEC to the extent arising from a Party’s review of the foregoing or a Party’s good faith consideration and incorporation of any comments thereto proposed by the other Party.
(d)   The Company shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of the shareholders (the “Company Shareholders Meeting”) for the sole purpose of seeking the Company Shareholders Approval, and shall not submit any other proposals in connection with such Company Shareholders Meeting (other than proposals relating to executive compensation as may be required by Rule 14a-21(c) under the 1934 Act, and in connection with the appointment of the Exchange Agent in a manner consistent with Article III), without the prior written consent of Parent; provided that the Company (i) shall cause the Proxy Statement to be mailed to the Company’s shareholders (and, to the extent applicable, the holders of any outstanding Company RSUs) as promptly as reasonably practicable after the Registration Statement is declared effective under the 1933 Act, and (ii) shall use its reasonable best efforts to hold the Company Shareholders Meeting on the twentieth (20th) Business Day following the first mailing of the Proxy Statement to the Company’s shareholders. Subject to Section 6.4(b), the Company shall use its reasonable best efforts to solicit the Company Shareholders Approval. The Company shall include in the Proxy Statement the recommendation of the Transaction Committee and the Company Board that the Company’s shareholders give the Company Shareholders Approval, except to the extent that the Transaction Committee or the Company Board shall have made an Adverse Recommendation Change as permitted by Section 6.4(b). Notwithstanding anything herein to the contrary, the Company shall not make or file any amendment, supplement or change to the Proxy Statement without the written consent of Parent, except in connection with an Adverse Recommendation Change or as otherwise required by applicable Law; provided, that, if, at any time prior to the Company Shareholders Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the Company’s shareholders. The Company agrees that its obligations to hold the Company Shareholders Meeting pursuant to this Section 8.1 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal, or by the making of any Adverse Recommendation Change. The Company shall not adjourn or postpone the Company Shareholders Meeting without the prior written consent of Parent; provided, that the Company shall have the right to adjourn or postpone the Company Shareholders Meeting if: (i) after consultation with Parent, for a single period not to exceed ten (10) Business Days from the date on which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement), the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Shareholders Approval; (ii) on the date on which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting; or (iii) after consultation with Parent, the failure to adjourn or postpone the Company Shareholders Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required amendment or supplement to the Proxy Statement to be timely provided to the Company’s shareholders (the period that the Company Shareholders Meeting is adjourned or postponed, the “Adjournment Period”).
SECTION 8.2.   Regulatory and Other Undertakings.
(a)   Subject to the terms and conditions of this Agreement, the Parties shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Merger, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents that are necessary, proper or advisable to consummate the Merger, including certain Parent Disclosure Documents, (ii) obtaining and maintaining any approvals, consents, registrations, waivers, amendments, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Merger (including those set forth in Section 9.2(b) and Section 9.3(b), as applicable); (iii) making any other submissions required in connection with the consummation of the Transaction under the 1933 Act, the 1934 Act, the MIBCA, applicable state, federal or foreign securities Laws or the NYSE or Euronext rules and regulations, and (iv) taking or causing to be taken all other actions necessary, proper or advisable consistent with this Section 8.2 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations under such Laws as soon as practicable; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by the Company or its Subsidiaries expressly permitted by Sections 6.4(b) or 8.1. In furtherance and not in limitation of the foregoing, each of the Parties shall as promptly as reasonably practicable after the date hereof file or supply, or cause to be filed or supplied, all notifications and information required to be filed or supplied pursuant to any Antitrust Laws that are applicable to the Transactions.
(b)   Subject to the terms hereof, the Company and Parent agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective reasonable best efforts to obtain any government clearances or approvals required for Closing under any Antitrust Laws, to respond to any government requests for information under any Antitrust Laws, and to contest and resist any Action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Transactions under any Antitrust Laws. The Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Antitrust Laws. Parent and the Company agree to provide the other Party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Parent or the Company or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions.
(c)   Notwithstanding anything in this Section 8.2 or otherwise in this Agreement, none of Parent, Merger Sub or the Company shall be required or permitted to consent to any requirement, condition, limitation, understanding, agreement or order of a Governmental Authority (i) to sell, divest, license, assign, transfer, hold separate or otherwise dispose of any portion of the assets or business of the Company, the Surviving Corporation, Parent or Merger Sub, or any of their respective Subsidiaries, (ii) that limits the freedom of action with respect to, or ability to retain, any of the businesses, services, or assets that would be material to the Company, the Surviving Corporation, Parent or Merger Sub and their respective Subsidiaries, taken as a whole, after giving effect to the Merger, in order to be permitted by such Governmental Authority to consummate the Transactions, or (iii) that modifies or waives any material terms and conditions of this Agreement.
(d)   Each of Parent and the Company shall not, and shall cause its Affiliates not to, take any action or enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it more difficult, or to increase the time required, to: (i) obtain the expiration or termination of the waiting period under any Antitrust Law applicable to the Transactions; (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the Transactions; or (iii) obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the Transactions; provided, however, that nothing in this Section 8.2(d) shall restrict or limit the Company Board, the Transaction Committee, the Company or any of its Subsidiaries from taking any action permitted under or required by Section 6.4, Section 8.1 or Article X.
SECTION 8.3.   Certain Filings.   The Parties shall reasonably cooperate with one another (i) in connection with the preparation of the Registration Statement, the Proxy Statement, the EU Listing Prospectus, the Parent Audit Report or any other required Parent Disclosure Documents or Company Disclosure Documents, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any contracts, in connection with the consummation of the Transactions, and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Registration Statement, the Proxy Statement or any other Parent Disclosure Documents or Company Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers. No Party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned.
SECTION 8.4.   Public Announcements.   Subject to Section 6.4, the Parties shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the Transactions and none of the Parties nor any of their Affiliates shall issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of Parent (in the case of the Company and its Affiliates) or the Company (in the case of Parent, Merger Sub and their Affiliates), which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, (a) the Parties each hereby consent to the filing of Parent’s Form 6-K and the Company’s Form 8-K on the date of this Agreement in the form previously provided by Parent or the Company to the other Party, as applicable, and to the distribution or dissemination of any Parent Disclosure Documents by Parent and any Company Disclosure Documents by the Company, and (b) nothing herein shall prohibit the making of any public statement or press release by a Party to the extent that in the judgment of such Party upon the advice of its outside counsel such public statement or press release is required by applicable Law or any listing agreement with or rule of any national securities exchange or association, in which case, the Party making such determination will, if practicable in the circumstances, allow the other Parties reasonable time to comment on such public statement or press release in advance of its issuance.
SECTION 8.5.   Further Assurances.   At and after the Closing Date, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
SECTION 8.6.   Notices of Certain Events.   Prior to the Closing Date or the earlier termination of this Agreement in accordance with Section 10.1, each of the Company and Parent shall promptly notify the other if to the Knowledge of the Company or the Knowledge of Parent, as the case may be:
(a)   any written notice or other written communication is received from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions;

(b)   any written notice or other written communication is received from any Governmental Authority in connection with the Transactions;
(c)   any action, suit, claim, investigation or proceeding is commenced or, to the Knowledge of the Company or the Knowledge of Parent, as the case may be, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Company Vessels or Parent and any of its Subsidiaries or Parent Vessels, as applicable, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;
(d)   any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any of the conditions set forth in Article IX not to be satisfied;
(e)   any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder occurs that would or would reasonably be expected to cause any of the conditions set forth in Article IX not to be satisfied; and
(f)   any event occurs that has had a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.
Notwithstanding anything in this Section 8.6 to the contrary, the failure by a Party to comply with this Section 8.6 shall not constitute a breach of or non-compliance with any covenant or agreement by such Party for determining the satisfaction of the conditions to the obligations of the Parties set forth in Section 9.2(d) or Section 9.3(d).
SECTION 8.7.   Transfer Taxes.   The Parties shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Transactions (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Effective Time, Parent shall pay or cause to be paid all Transfer Taxes.
SECTION 8.8.   Waiver of Conflicts.   Recognizing that Kramer Levin Naftalis & Frankel LLP (“Kramer Levin”) has acted as legal counsel to the Company, its Subsidiaries, certain of the direct and indirect holders of Company Common Stock and certain of their respective Affiliates prior to date hereof, and that Kramer Levin intends to act as legal counsel to certain of the direct and indirect holders of Company Common Stock and their respective Affiliates (which will no longer include the Company and its Subsidiaries) after the Effective Time, each of Parent, Merger Sub and the Company hereby waives, on its own behalf and agrees to cause its Affiliates, the Surviving Corporation and its Subsidiaries to waive, any conflicts that may arise in connection with Kramer Levin representing any direct or indirect holders of the Company Common Stock or their Affiliates after the Effective Time as such representation may relate to Parent, Merger Sub, the Company, the Surviving Corporation or its Subsidiaries or the transactions contemplated hereby. In addition, all communications involving attorney-client confidences between direct and indirect holders of Company Common Stock, the Company and its Subsidiaries and their respective Affiliates, on the one hand, and Kramer Levin, on the other hand, in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to the direct and indirect holders of Company Common Stock and their respective Affiliates (and not the Company, the Surviving Corporation or its Subsidiaries). Accordingly, the Surviving Corporation and its Subsidiaries shall not have access to any such communications or to the files of Kramer Levin relating to such engagement from and after the Effective Time. Without limiting the generality of the foregoing, from and after the Effective Time, (a) the direct and indirect holders of Company Common Stock and their respective Affiliates (and not the Surviving Corporation and its Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Surviving Corporation or the Subsidiaries shall be a holder thereof, (b) to the extent that files of Kramer Levin in respect of such engagement constitute property of the client, only the direct and indirect holders of Company Common Stock and their respective Affiliates (and not the Surviving Corporation and the Subsidiaries) shall hold such property rights, and (c) Kramer Levin shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Surviving Corporation or any of its Subsidiaries by reason of any attorney-client relationship between Kramer Levin and the Company or any of its Subsidiaries or otherwise. This Section 8.8 will be irrevocable, and no term of this Section 8.8 may be amended, waived or modified, without the prior written consent of Kramer Levin.
SECTION 8.9.   Tax Matters.   Each of Parent and the Company shall use its reasonable best efforts (i) to cause the Merger, including the receipt of Parent Shares by Company Common Shareholders, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Parent and the Company will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code and (ii) not to, and not permit or cause any of its respective Subsidiaries to, take or cause to be taken any action reasonably likely to cause the Merger, including the receipt of Parent Shares by Company Common Shareholders, to fail to qualify as a “reorganization” under Section 368(a) of the Code.
ARTICLE IX
CONDITIONS TO THE MERGER
SECTION 9.1.   Conditions to Obligations of Each Party.   The respective obligations of each Party to effect the Merger are subject to the satisfaction of the following conditions:
(a)   no applicable Law preventing or prohibiting the consummation of the Merger shall be in effect;
(b)   the Company Shareholders Approval shall have been obtained in accordance with the MIBCA; and
(c)   (i) the Registration Statement shall have become effective under the 1933 Act and shall not be the subject of any stop order suspending the effectiveness thereof or any proceedings initiated by the SEC seeking any such stop order; and (ii) the Parent Shares included in the Merger Consideration shall have been approved for listing on NYSE, subject to the completion of the Merger and official notice of issuance.
SECTION 9.2.   Conditions to Obligations of the Company.   The obligations of the Company to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company, at or prior to the Closing, of the following additional conditions:
(a)   (i) the representations and warranties of Parent and Merger Sub contained in Section 5.11(a)(ii) shall be true and correct in all respects as of the Closing Date as if made at and as of the Closing Date, (ii) the representations and warranties of Parent and Merger Sub contained in the first sentence of Section 5.1, Section 5.2(a), Section 5.4(a), the first sentence of Section 5.4(b), Section 5.4(e)(i) and Section 5.21 of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time), and (iii) all of the other representations and warranties of Parent and Merger Sub contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except (1) to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time or (2) where the failure of any or all of such representations and warranties to be so true and correct would not in the aggregate have a Parent Material Adverse Effect);
(b)   all required filings shall have been made and all required approvals shall have been obtained (or waiting periods expired or terminated) under any Antitrust Laws that are applicable to the Transactions;
(c)   either (i) all of the Specified Approvals have been obtained on or prior to, and shall be in full force and effect on, the Closing Date, or (ii) Parent shall have demonstrated to the reasonable satisfaction of the Transaction Committee that it has available, or will have available at Closing, alternative financing sufficient to refinance any Indebtedness for which the Specified Approvals are not obtained;

(d)   each of Parent and Merger Sub shall have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by it under this Agreement on or prior to the Closing Date;
(e)   from the date hereof and through the Closing Date, there shall not have occurred a Parent Material Adverse Effect;
(f)   Parent shall have delivered to the Company, as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent to the effect that the conditions set forth in clauses (a), (d) and (e) of this Section 9.2 have been satisfied, and certifying as to the aggregate outstanding Indebtedness of Parent and its Subsidiaries, as of the Closing Date; and
(g)   Parent shall have delivered to the Company, a true and complete copy of each of the Parent Special Board Report and the Parent Audit Report.
SECTION 9.3.   Conditions to Obligations of Parent and Merger Sub.   The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Closing, of the following additional conditions:
(a)   (i) the representations and warranties of the Company contained in Section 4.11(a)(ii) shall be true and correct in all respects as of the Closing Date as if made at and as of the Closing Date, (ii) the representations and warranties of the Company contained in the first sentence of Section 4.1, Section 4.2(a), Section 4.4(a), the first sentence of Section 4.4(b) and Section 4.22 of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time), and (iii) all of the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except (1) to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time or (2) where the failure of any or all of such representations and warranties to be so true and correct would not in the aggregate have a Company Material Adverse Effect);
(b)   all required filings shall have been made and all required approvals shall have been obtained (or waiting periods expired or terminated) under any Antitrust Laws that are applicable to the Transactions;
(c)   all of the Specified Approvals shall have been obtained in form and substance reasonably satisfactory to Parent, on or prior to, and shall be in full force and effect on, the Closing Date;
(d)   the Company shall have performed and complied with in all material respects with each of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;
(e)   from the date hereof through the Closing Date, there shall not have occurred a Company Material Adverse Effect; and
(f)   the Company shall have delivered to Parent, as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of the Company to the effect that the conditions set forth in clauses (a), (d) and (e) of this Section 9.3 have been satisfied, and certifying as to the aggregate outstanding Indebtedness of the Company and its Subsidiaries comprising the total long-term debt (as such term is used in the Company Balance Sheet) as of the Closing Date.
SECTION 9.4. Frustration of Closing Conditions.   Neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 9.1, Section 9.2 or Section 9.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other Transactions, as required by and subject to Section 8.2 or Section 8.5.

ARTICLE X
TERMINATION
SECTION 10.1.   Termination.   This Agreement may be terminated at any time prior to the Effective Time (notwithstanding the receipt of the Company Shareholders Approval), as follows:
(a)   by mutual written agreement of the Company and Parent; or
(b)   by either the Company or Parent, if:
(i)   the Effective Time shall not have occurred on or before June 30, 2018 (the “End Date”); provided, that if  (A) the Company Shareholders Meeting shall not have occurred by such date and (B) all other conditions in Article IX (other than the conditions set forth in Section 9.1(b)) are satisfied or are capable of being satisfied by such date, then Parent or the Company may elect, by written notice to the other Party, to extend the End Date to July 31, 2018; provided, further, that if the Company Shareholders Meeting shall have been adjourned or postponed in accordance with Section 8.1(d), the End Date shall be extended by the Adjournment Period; provided, further, that the right to terminate this Agreement pursuant to this Section 10.1(b)(i) shall not be available to any Party if the failure of such Party (and in the case of Parent, including the failure of Merger Sub) to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date; or
(ii)   the Company Shareholders Approval shall not have been obtained after a vote of the Company’s shareholders has been taken and completed at the duly convened Company Shareholders Meeting or at any adjournment or postponement thereof; or
(iii)   there shall be any applicable Law that prohibits the Company, Parent or Merger Sub from consummating the Merger and such prohibition shall have become final and nonappealable; or
(c)   by Parent, if:
(i)   an Adverse Recommendation Change shall have occurred;
(ii)   the Company shall have entered into a binding agreement (other than a confidentiality agreement contemplated by Section 6.4(b)(i)) relating to any Acquisition Proposal; or
(iii)   prior to the taking of a vote to adopt this Agreement at the Company Shareholders Meeting, the Company shall have intentionally and materially breached any of its covenants or obligations under Section 6.4 (the Parties acknowledging that the Company shall be deemed to have intentionally and materially breached such covenants or obligations if an Acquisition Proposal arises from an intentional breach or violation of Section 6.4(a));
(d)   by the Company, if  (i) Parent or Merger Sub shall have breached or failed to perform any of their covenants or obligations set forth in this Agreement, or (ii) any representation or warranty of Parent or Merger Sub shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(d) (such circumstance, a “Material Parent Breach”), and such Material Parent Breach cannot be or, to the extent curable by Parent or Merger Sub, has not been cured by the earlier of  (1) the End Date and (2) twenty (20) days after the giving of written notice to Parent of such breach or failure; provided, that if such breach or failure to perform is capable of being cured by Parent by the End Date, such twenty (20) day period shall be extended until the second (2nd) Business Day prior to the End Date solely to the extent during such period Parent is using its reasonable best efforts to cure such breach or failure to perform; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this clause (d) if the Company is then in breach of any of its covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 9.3(a) or Section 9.3(d); and
(e)   by Parent, if  (i) the Company shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement (other than its covenants and obligations under Section 6.4), or (ii) any representation or warranty of the Company shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(d) (such circumstance, a “Material Company Breach”), and such Material Company Breach cannot be or, to the extent curable by the Company, has not been cured by the earlier of  (1) the End Date and (2) twenty (20) days after the giving of written notice to Parent of such breach or failure; provided, that if such breach or failure to perform is capable of being cured by the Company by the End Date, such twenty (20) day period shall be extended until the second (2nd) Business Day prior to the End Date solely to the extent during such period the Company is using its reasonable best efforts to cure such breach or failure to perform; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this clause (e) if Parent or Merger Sub is then in breach of any of their covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 9.2(a) or Section 9.2(d).
The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give written notice of such termination to the other Party.
SECTION 10.2.   Effect of Termination.   Subject to Section 11.4(d), if this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party; provided that, if such termination shall result from the intentional breach by a Party of its obligations hereunder or (subject to Section 4.26 and Section 5.26) common law fraud, such Party shall be fully liable for any and all liabilities and damages incurred or suffered by the other Parties as a result of such breach (including liability for damages determined taking into account the loss of the economic benefits of the Transactions to the Company’s shareholders). For purposes of this Agreement, “intentional breach” shall mean an action or omission taken or omitted to be taken that the breaching Party intentionally takes (or fails to take) and knows (or should reasonably have known) would, or would reasonably be expected to, cause a material breach of this Agreement. The Confidentiality Agreement and the provisions of this Section 10.2 and Article XI shall survive any termination of this Agreement pursuant to Section 10.1.
ARTICLE XI
MISCELLANEOUS
SECTION 11.1.   Notices.   All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given, if to Parent of Merger Sub, to:
Euronav NV
De Gerlachekaai 20
2000, Antwerp, Belgium
Attention: Egied Verbeeck, General Counsel
             An Goris, Secretary General
Facsimile No.: +32 (3) 247-4409
with a copy to:
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention:       Gary Wolfe
Facsimile No.: +1 (212) 480-8421
if to the Company, to:
Gener8 Maritime, Inc.
299 Park Avenue, Second Floor
New York, New York 10171
Attention:       Leonard J. Vrondissis
Facsimile No.: +1 (212) 763-5607

with a copy (which shall not constitute notice) to:
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Attention:       John A. Marzulli, Esq., George Karafotias, Esq.
Facsimile No.: +1 (212) 848-7179
and
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Attention: Thomas E. Molner, Esq., Terrence L. Shen, Esq.
Facsimile No.: +1 (212) 715-8000
or to such other address or facsimile number as such Party may hereafter specify for the purpose by notice to the other Parties. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. (in the time zone of the recipient) on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.
SECTION 11.2.   Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Closing Date.
SECTION 11.3.   Amendments and Waivers.
(a)   Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided that (i) any such amendment or waiver on behalf of the Company shall require the approval of the Transaction Committee, and (ii) after the Company Shareholders Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under the MIBCA unless such amendment is subject to shareholder approval.
(b)   No waiver shall be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.
SECTION 11.4.   Expenses.
(a)   General.   Except as expressly otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs or expenses, whether or not the Merger is consummated.
(b)   Termination Fee.
(i)   If this Agreement is terminated (A) by Parent or the Company pursuant to Section 10.1(b)(i) at a time when this Agreement could have been validly terminated pursuant to Section 10.1(c), or (B) by Parent pursuant to Section 10.1(c), then the Company shall pay to Parent in immediately available funds the Company Termination Fee, in the case of a termination by Parent, within two (2) Business Days after such termination and, in the case of a termination by the Company, at the time of such termination. “Company Termination Fee” means $39,000,000.00 in cash.
(ii)   If this Agreement is terminated (A)(1) by Parent or the Company pursuant to Section 10.1(b)(ii) and prior to the taking of a vote to adopt this Agreement at the Company Shareholders Meeting an Acquisition Proposal (with 50% being substituted for references to 15% in the definition thereof for the purposes of this Section 11.4(b)(ii)) shall have been publicly disclosed for the first time after the date of this Agreement and shall not have been withdrawn, or (2) by Parent pursuant to Section 10.1(e)(i) and prior to termination of this Agreement an Acquisition Proposal (with 50% being substituted for references to 15% in the definition thereof for the purposes of this Section 11.4(b)(ii)) shall have been made and shall not have been withdrawn, and (B) prior to the first anniversary of the date of such termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal shall have been consummated, then the Company shall pay the Company Termination Fee to Parent in immediately available funds within two (2) Business Days after the occurrence of the last of the events described in clauses (A) and (B) of this Section 11.4(b)(ii).
(c)   Other Costs and Expenses.   The Company acknowledges that the agreements contained in this Section 11.4 are an integral part of the Transactions and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay any amount due to Parent on or prior to the date such amounts are due pursuant to this Section 11.4, it shall also pay any costs and expenses (including reasonable attorneys’ fees and expenses) incurred by Parent or Merger Sub in connection with a legal action or proceeding to enforce the obligations to pay the Company Termination Fee that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A., in effect on the date such amounts were originally due hereunder, from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.
(d)   Parent and Merger Sub agree that, upon any valid termination of this Agreement in accordance with the terms herein under circumstances where the Company Termination Fee is payable by the Company pursuant to this Section 11.4 and such Company Termination Fee is received in full, Parent and Merger Sub shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Sub shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the Transactions. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.
SECTION 11.5.   Exhibits; Disclosure Letters.   All exhibits annexed hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. References to this Agreement shall include the Company Disclosure Letter and the Parent Disclosure Letter. The Parties agree that any item or reference in any section or subsection of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the corresponding Sections or subsections of this Agreement and any other representations and warranties that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. The mere inclusion of an item in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.
SECTION 11.6.   Waiver.   Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the Company Shareholders Meeting, Parent (on behalf of itself and Merger Sub) may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Company, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of the Company or with any conditions to its own obligations. Any agreement on the part of Parent (on behalf of itself and Merger Sub) to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Parent by its duly authorized officer. Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the Company Shareholders Meeting, the Company may (a) extend the time for the performance of any of the covenants, obligations or other acts of Parent or Merger Sub, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of Parent or Merger Sub or with any conditions to its own obligations. Any agreement on the part of the Company to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Company by its duly authorized officer. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.
SECTION 11.7.   Governing Law.   This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except (a) to the extent that the Law of the Republic of the Marshall Islands or of the Kingdom of Belgium are mandatorily applicable to the Transactions, and (b) all matters relating to the fiduciary duties of the Company shall be subject to the Laws of the Republic of the Marshall Islands.
SECTION 11.8.   Jurisdiction.   EACH OF THE PARTIES CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE FIFTEEN (15) CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.
SECTION 11.9.   WAIVER OF JURY TRIAL.   EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
SECTION 11.10.   No Third Party Beneficiaries.   Except as provided in Section 7.1 and Section 11.15 (which provisions are intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Person), the Parties hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties.
SECTION 11.11.   Severability.   If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
SECTION 11.12.   Specific Performance.   The Parties acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages may not be adequate compensation for any loss incurred in connection therewith. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the Parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The Parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.
SECTION 11.13.   Headings.   The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.
SECTION 11.14.   Construction.   The Parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
SECTION 11.15.   Binding Effect; Benefit; Assignment.
(a)   The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the Parties and their respective successors and permitted assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and permitted assigns, except (i) as provided in Section 7.1 and Section 7.3 and (ii) the Company on behalf of the Company’s shareholders to pursue damages (including claims for damages based on loss of the economic benefits of the Transaction to the Company’s shareholders) in the event of the intentional breach of this Agreement prior to the Closing Date by Parent or Merger Sub (whether or not this Agreement has been terminated pursuant to Article X), which right is hereby expressly acknowledged and agreed by Parent and Merger Sub.
(b)   No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement after the Closing Date to any Affiliate of Parent; provided, that no such assignment shall relieve Parent or Merger Sub of any obligations under this Agreement; provided, further, that no assignment or purported assignment of this Agreement by Parent or Merger Sub shall be valid if and to the extent such assignment causes the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder. Any purported assignment without such prior written consents shall be void.
SECTION 11.16.   Entire Agreement.   This Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof and thereof.
SECTION 11.17.   Counterparts; Effectiveness.   This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.
EURONAV NV
By:	/s/ P.J. Rodgers
Name: P.J. Rodgers
Title: Chief Executive Officer
By:	/s/ H. De Stoop
Name: H. De Stoop
Title: CFO
EURONAV MI INC.
By:	/s/ H. De Stoop
Name: H. De Stoop
Title: Secretary
GENER8 MARITIME, INC.
By:
Name:
Title:
[Signature page to Merger Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.
By:
Name:
Title:
By:
Name:
Title:
GENER8 MARITIME, INC.
By:	/s/ Leonard J. Vrondissis
Name: Leonard J. Vrondissis
Title: Chief Financial Officer and Executive Vice President
[Signature Page to Merger Agreement]

Exhibit A
Articles of Incorporation of the Company
A-A-1

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
EURONAV MI II INC.
PURSUANT TO THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT
The original Articles of Incorporation were filed with the Marshall Islands Registrar of Corporations on August 1, 2008. The First Amended and Restated Articles of Incorporation were filed with the Marshall Islands Registrar of Corporations on May 17, 2012. The Second Amended and Restated Articles of Incorporation were filed with the Marshall Islands Registrar of Corporations on December 11, 2013. The Third Amended and Restated Articles of Incorporation were filed with the Marshall Islands Registrar of Corporations on May 7, 2015.
The undersigned, for the purpose of amending and restating Euronav MI II Inc.’s (the “Corporation”) Articles of Incorporation (as amended and restated, “the Articles of Incorporation”) pursuant to the Marshall Islands Business Corporations Act, does hereby make, subscribe, acknowledge and file with the Registrar of Corporations this instrument for that purpose, as follows:
A.
The name of the Corporation shall be:

Euronav MI II Inc.
B.
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act (the “BCA”).

C.
The registered address of the Corporation in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of the Corporation’s registered agent at such address is The Trust Company of the Marshall Islands, Inc.

D.
The aggregate number of shares of stock that the Corporation is authorized to issue is two hundred twenty five million (225,000,000) registered shares with a par value of U.S. $0.01 per share.

E.
The Corporation shall have every power which a corporation now or hereafter organized under the BCA may have.

F.
The name and address of the incorporator is:

Name	Post Office Address
Majuro Nominees Ltd.	P.O. Box 1405 Majuro Marshall Islands
G.
No holder of shares of the Corporation of any class, now or hereafter authorized, shall have any preferential or preemptive rights to subscribe for, purchase or receive any shares of the Corporation of any class, now or hereafter authorized, or any options or warrants for such shares, or any rights to subscribe to or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Corporation.

H.
No director shall be personally liable to the Corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the BCA as the same exists or may hereafter be amended. If the BCA is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the BCA, as so amended. Any repeal or modification of this Section H shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

I.
The Board of Directors as well as the shareholders of the Corporation shall have the authority to adopt, amend or repeal the bylaws of the Corporation pursuant to the provisions of the Corporation’s bylaws as in effect at such time.

A-A-2

J.
Notwithstanding any other provision of these Articles of Incorporation or the bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Articles of Incorporation or the bylaws of the Corporation), the affirmative vote of two-thirds or more of the total number of votes eligible to be cast by the holders of issued and outstanding shares of common stock of the Corporation entitled to vote thereon at a meeting of shareholders, shall be required to amend, alter, change or repeal these Articles of Incorporation.

K.
Reference is made to the merger of the Corporation with and into Gener8 Maritime, Inc., with the Corporation continuing as the surviving corporation and a direct wholly-owned subsidiary of Euronav NV (the “Merger”) and pursuant to that certain Agreement and Plan of Merger, by and among Gener8 Maritime, Inc., Euronav MI Inc., and Euronav NV, dated December 20, 2017 (the “Merger Agreement”). All capitalized terms used in this Article K, unless otherwise defined herein, shall have the meaning attributed to them in the Merger Agreement. Reference is made to the Company Shareholders Meeting convened on [•], 2018 at which the Company Common Shareholders approved the Merger and ratified the appointment of an Exchange Agent to act as agent for the Merger and to, among other things, act as agent solely in the name and on behalf of and for the account and benefit of the former Company Common Shareholders (other than the holders of Specified Company Shares) for purposes of giving effect to the Contribution in Kind by (i) contributing the Surviving Corporation Shares to Parent in the name and on behalf of and for the account and benefit of the former Company Common Shareholders, (ii) accepting in their name and on their behalf, in return for such contribution, the Merger Consideration and (iii) performing all other actions contemplated by Article III of the Merger Agreement. The Exchange Agent shall act as agent for the Merger and to, among other things, act as agent solely in the name and on behalf of and for the account and benefit of the Company Common Shareholders (other than the holders of Specified Company Shares) for purposes of giving effect to the Contribution in Kind, and accepting and delivering the Per Share Merger Consideration in the name and on behalf of and for the account and benefit of the Company Common Shareholders (other than the holders of Specified Company Shares) and the holders of Company RSUs as contemplated by Article III of the Merger Agreement. The Corporation shall use its reasonable best efforts to cause the Exchange Agent, acting solely in the name and on behalf of and for the account and benefit of the Company Common Shareholders (other than the holders of Specified Company Shares) and the holders of Company RSUs and pursuant to the provisions of the Belgian Companies Code (but, for the avoidance of doubt, the Belgian Companies Code shall only apply for purposes of the Contribution in Kind), to perform any and all obligations of the Exchange Agent as set forth in the Merger Agreement immediately following the Effective Time.

L.
Corporate existence shall continue upon filing these Articles of Incorporation with the Registrar of Corporations effective as of 12:01 a.m. Eastern Time on the [•] day of  [•] 2018.

A-A-3

Schedule 1
Specified Approvals
A)
Sinosure Credit Agreement Proposed Amendments:

•
Clause (c)(i) of the definition of  “Change of Control” shall be amended to permit the ownership by Parent of 35% or more on a fully diluted basis of the voting and economic interest in the Company’s “Equity Interests” (as defined in the Sinosure Credit Agreement).

•
Clause (c)(iii) of the definition of  “Change of Control” shall be amended to remove the requirement that each of Peter Georgiopoulos, Gary Brocklesby and Nicolas Busch remain a director of the Company.

•
Section 21.23 shall be amended to permit the merger between the Company and the Merger Sub.

•
Sections 21.28 and 21.35 shall each be amended to permit the payment in full of the “Blue Mountain Indebtedness” (as defined in the Sinosure Credit Agreement).

•
Section 27.18 shall be deleted in its entirety.

B)
KEXIM Credit Agreement Proposed Amendments:

•
Clause (c)(i) of the definition of  “Change of Control” shall be amended to permit the ownership by Parent of 35% or more on a fully diluted basis of the voting and economic interest in the Company’s “Equity Interests” (as defined in the KEXIM Credit Agreement).

•
Clause (c)(iii) of the definition of  “Change of Control” shall be amended to remove the requirement that each of Peter Georgiopoulos, Gary Brocklesby and Nicolas Busch remain a director of the Company.

•
Section 21.23 shall be amended to permit the merger between the Company and the Merger Sub.

•
Section 21.28 and Section 21.35 shall each be amended to permit the payment in full of the “Blue Mountain Indebtedness” (as defined in the KEXIM Credit Agreement).

•
Section 27.17 shall be deleted it entirety.

Sch-1

Annex B
EXECUTION VERSION
SHAREHOLDER SUPPORT AND VOTING AGREEMENT
SHAREHOLDER SUPPORT AND VOTING AGREEMENT, dated as of December 20, 2017 (this “Agreement”), by and among Euronav NV, a Belgian corporation (“Parent”), and each of the Persons listed on Schedule 1 hereto (each, a “Shareholder”).
RECITALS
WHEREAS, contemporaneously with the execution of this Agreement, Parent, Euronav MI Inc., a Marshall Islands corporation (“Merger Sub”), and Gener8 Maritime, Inc., a Marshall Islands corporation (the “Company”), are entering into an Agreement and Plan of Merger, dated as of the date hereof  (the “Merger Agreement”), pursuant to which the parties thereto have agreed, subject to the terms and conditions therein, that Merger Sub will merge with and into the Company (the “Merger”), with the Company as surviving corporation to become a wholly-owned subsidiary of Parent and the former shareholders of the Company to receive the right to receive shares of common stock of Parent;
WHEREAS, as of the date of this Agreement, each Shareholder is the Beneficial Owner (as hereinafter defined) of the number of outstanding shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”) set forth opposite such Shareholder’s name on Schedule 1 hereto, all of which shares such Shareholder controls the right to vote; and
WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, Parent has required that each Shareholder agrees, and each Shareholder has agreed, to enter into this Agreement and abide by certain covenants and obligations set forth herein, including with respect to the Covered Shares (as hereinafter defined).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound hereby, agree as follows:
ARTICLE 1
GENERAL
1.1   Defined Terms.   The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.
“Beneficial Ownership” by a Person of any securities includes ownership by any Person who, directly or indirectly, through any Contract, relationship or otherwise, has or shares (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have a correlative meaning.
“Covered Shares” means, with respect to each Shareholder, (a) the Existing Shares that are Beneficially Owned by such Shareholder and (b) any other shares of Company Common Stock or other Company Securities, in each case that such Shareholder acquires Beneficial Ownership of after the date hereof and holds as of the record date for the Company Shareholders Meeting.
“Existing Shares” means, with respect to each Shareholder, the number of shares of Company Common Stock set forth opposite such Shareholder’s name on Schedule 1 hereto.
“Restricted Shares” means, with respect to each Shareholder, (a) the Existing Shares that are Beneficially Owned by such Shareholder, and (b) the Existing Shares that are Beneficially Owned by any other Shareholder that such initial Shareholder acquires Beneficial Ownership of after the date hereof pursuant to a Permitted Transfer under Section 4.1(a).

“Transfer” means, directly or indirectly, to offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, assign, pledge, encumber, hypothecate or otherwise dispose of  (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any Contract (including any profit or loss sharing arrangement) with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition.
ARTICLE 2
VOTING
2.1   Agreement to Vote.   Each Shareholder hereby severally agrees that during the term of this Agreement, at the Company Shareholders Meeting and at any other meeting of one or more classes of shareholders of the Company, however called, including any adjournment, recess or postponement thereof, and in connection with any written consent of one or more classes of shareholders of the Company, such Shareholder shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto:
(a)   appear (in person or by proxy) at each such meeting or otherwise cause all of the Covered Shares to be counted as present thereat for purposes of calculating a quorum;
(b)   subject to Section 2.1(c), or except as expressly provided or permitted herein, vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Covered Shares: (i) in favor of the Merger and the authorization and approval of the Merger Agreement and the Transactions; (ii) against any action or agreement that would reasonably be expected to result in a breach of any material covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Shareholder contained in this Agreement; and (iii) against any action, proposal, transaction or agreement that would impede, interfere with, delay, discourage, frustrate, prevent, nullify, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Parent’s or the Company’s conditions under the Merger Agreement, any of the other Transactions or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company Charter Documents); provided, that, in the case of each of  (i), (ii) and (iii), the Merger Agreement shall not have been amended or modified without such Shareholder’s prior written consent (A) to decrease or change the form of the Per Share Merger Consideration or (B) to amend or modify the Merger Agreement in a manner which is materially adverse to such Shareholder; and
(c)   in the event that the Company Board or the Transaction Committee has made an Adverse Recommendation Change that has not been rescinded or otherwise withdrawn, vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, an amount of Covered Shares equal to fifty percent (50%) of the number of Covered Shares held by such Shareholder as of the record date for the Company Shareholders Meeting in favor of the Merger and the authorization and approval of the Merger Agreement and the Transactions (the parties acknowledging that the remaining Covered Shares may be voted by each Shareholder in any manner they determine).
2.2   No Inconsistent Agreements.   Each Shareholder hereby severally and not jointly represents, covenants and agrees that, except for this Agreement, such Shareholder (i) has not entered into, and shall not enter into, any voting agreement, voting trust or similar agreement or understanding, with respect to any of the Covered Shares, (ii) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to any of the Covered Shares that is inconsistent with Section 2.1, (iii) has not given, and shall not give, any voting instructions or authorities in any manner inconsistent with clause (a), clause (b) and clause (c) of Section 2.1, with respect to any of the Covered Shares, and (iv) has not taken and shall not take any action that such Shareholder knows would constitute a breach hereof or make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing any of its obligations under this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1   Representations and Warranties of the Shareholders.   Each Shareholder hereby severally and not jointly represents and warrants to Parent as follows:
(a)   Organization; Authorization; Validity of Agreement; Necessary Action.   Such Shareholder is duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization. Such Shareholder has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery by such Shareholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by such Shareholder and no other actions or proceedings on the part of such Shareholder or any shareholder or equity holder thereof or any other Person are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Equitable Exceptions.
(b)   Ownership.   Such Shareholder is the Beneficial Owner of such Shareholder’s Existing Shares, free and clear of any Liens, other than (i) any Liens pursuant to this Agreement, (ii) restrictions on transfer of securities under applicable securities Laws, (iii) any Liens granted in connection with a general pledge of Existing Shares to such Shareholder’s prime broker, which do and will not affect such Shareholder’s Beneficial Ownership of the Existing Shares. Such Shareholder is also the owner of record of such Shareholder’s Existing Shares, other than the Existing Shares that are held by the nominee set forth opposite such Shareholder’s name on Schedule 1 hereto, which does and will not affect such Shareholder’s Beneficial Ownership of the Existing Shares. As of the date of this Agreement, such Shareholder’s Existing Shares constitute all of the shares of Company Common Stock Beneficially Owned or owned of record by such Shareholder. Except to the extent Existing Shares are Transferred after the date of this Agreement pursuant to a Permitted Transfer, such Shareholder is the Beneficial Owner and has and will have at all times during the term of this Agreement Beneficial Ownership, sole voting power (which includes the right to control such vote as contemplated herein), power of disposition, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder’s Existing Shares at all times through the Closing Date.
(c)   Non-Contravention.   The execution, delivery and performance of this Agreement by such Shareholder do not and will not to its knowledge (i) contravene or conflict with, or result in any violation or breach of, any provision of the certificate of incorporation, bylaws or other comparable governing documents, as applicable, of such Shareholder, (ii) contravene or conflict with, or result in any violation or breach of, any Law applicable to such Shareholder or by which any of its assets or properties is bound, (iii) conflict with or result in any violation, termination, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contract to which such Shareholder is a party or by which it or any of its assets or properties is bound or (iv) result in the creation of any Liens upon any of the assets or properties of such Shareholder, except for any of the foregoing as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Shareholder to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated by this Agreement.
(d)   Consents and Approvals.   The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement will not, require such Shareholder to obtain any consent, approval, order, waiver, authorization or permit of or any filing with or notification to, any Governmental Authority or other Person.
(e)   Reliance by Parent.   Such Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Shareholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of Shareholder contained herein.

ARTICLE 4
OTHER COVENANTS
4.1   Prohibition on Transfers.   During the term of this Agreement, each Shareholder hereby agrees (and, to the extent applicable, shall cause its nominees) not to Transfer any of the Restricted Shares, Beneficial Ownership thereof or any other interest therein, except for a transfer of Restricted Shares (which Transfer includes all Beneficial Ownership, voting rights and other interests therein) (a) to other Shareholders that are party to this Agreement or (b) to a Third Party that, if prior to the effectiveness of such Transfer, the transferee executes a joinder hereto agreeing to be bound by all the terms hereof and notice of such Transfer is delivered to Parent in the manner contemplated by Section 5.4 (a Transfer under either of clauses (a) or (b) of this Section 4.1, a “Permitted Transfer”).
4.2   Stock Dividends, etc.   In the event of a reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares or other similar transaction, or if any stock dividend or stock distribution is declared, in each case affecting the Existing Shares, the term “Existing Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities of the Company into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction. Each Shareholder hereby agrees, while this Agreement is in effect, promptly to notify Parent of the number of any new shares of Company Common Stock or other Company Securities with respect to which Beneficial Ownership is acquired by such Shareholder, if any, after the date hereof and before the Effective Time. Any such shares or securities shall automatically become subject to the terms of this Agreement as Existing Shares as though owned by the Shareholder as of the date hereof.
4.3   Short Sales.   In recognition of the benefit that each Shareholder will receive as a result of Parent entering into the Merger Agreement, each Shareholder hereby agrees with the Company that, during the term of this Agreement, it will not (and any Shareholder that is not an investment fund (including a fund managed by an investment manager) or other institutional investor shall cause its Affiliates and its and their respective Representatives not to), without the prior written consent of the Parent, engage in any transaction constituting a Short Sale relating to shares of Parent Common Stock, any security convertible into or exercisable or exchangeable for Parent Common Stock, or any other Parent Securities whether now owned or hereafter acquired, by the Shareholder or its Affiliates or with respect to which such Shareholder or Affiliate has or hereafter acquires the power of disposition. For purposes of this paragraph, a “Short Sale” means all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act, whether or not against the box, and any forward sale contracts, options, puts, calls, short sales, “put equivalent positions” (as defined in Rule 16a-1(h) under the 1934 Act) and similar arrangements.
4.4   No Solicitation.   Each Shareholder hereby agrees that it shall not (and any Shareholder that is not an investment fund (including a fund managed by an investment manager) or other institutional investor shall cause its Affiliates, including its subsidiaries, and its and their Representatives not to) directly or indirectly, take any action that the Company is otherwise prohibited from taking under Section 6.4 of the Merger Agreement.
4.5   Waiver of Actions.   During the term of this Agreement, each Shareholder severally and not jointly agrees not to commence or join in, and agrees to take all actions reasonably necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Company, any of the other parties to the Merger Agreement or any of their respective successors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the negotiation and entry into this Agreement or the Merger Agreement. During the term of this Agreement, each Shareholder severally and not jointly waives, and agrees not to exercise, assert or perfect, any rights of dissent and appraisal under the MIBCA that such Shareholder may have in connection with the execution and performance of the Merger Agreement or the transactions contemplated therein.
4.6   Further Assurance; Confidentially.   During the term of this Agreement, from time to time, at Parent’s request and without further consideration, each Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to effect the actions and consummate the transactions contemplated by this Agreement. Without limiting the foregoing, each

Shareholder hereby severally as to itself only, but not jointly with any other Shareholder, authorizes Parent and the Company to publish and disclose in any Parent Disclosure Documents and in any other announcement or disclosure required by applicable Law such Shareholder’s identity and ownership of the Covered Shares and the nature of such Shareholder’s obligations under this Agreement.
4.7   Registration Rights Waiver.   Subject to Closing of the Merger Agreement, each Shareholder that is a party to, or is entitled to the benefits of, the Second Amended and Restated Registration Rights Agreement dated as of May 7, 2015 among the Company and certain shareholders of the Company (the “Registration Rights Agreement”) agrees to waive and not to assert any rights such Shareholder may have under the Registration Rights Agreement with respect to any and all Merger Consideration received by such Shareholder as a result of the Merger.
ARTICLE 5
MISCELLANEOUS
5.1   Termination.   This Agreement and all obligations of the parties hereunder shall automatically terminate on the earliest to occur of  (i) the conclusion of the Company Shareholders Meeting at which the vote contemplated in Section 2.1 has occurred and the Covered Shares have been voted as specified therein, (ii) the date of any amendment, waiver or modification of the Merger Agreement without the Shareholder’s prior written consent that has the effect of  (1) decreasing or changing the form of the Per Share Merger Consideration or (2) otherwise amending, waiving or modifying the Merger Agreement in a manner materially adverse to such Shareholder, (iii) the Effective Time, and (iv) the date of termination of the Merger Agreement in accordance with its terms (including after any extension thereof), and after the occurrence of any such applicable event this Agreement shall terminate and be of no further force; provided, however, the provisions of this Section 5.1 and Sections 5.3 through 5.14 shall survive any termination of this Agreement.
5.2   No Ownership Interest.   Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholders and Parent and Seascape shall have no authority to direct the Shareholders in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.
5.3   Fees and Expenses.   All costs and expenses (including, without limitation, all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.
5.4   Notices.   All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or email transmission) and shall be given,
(a)   if to Parent to:
Euronav NV
De Gerlachekaai 20
2000, Antwerp, Belgium
Attention: Egied Verbeeck, General Counsel
An Goris, Secretary General
Facsimile No.: +32 (3) 247-4409
Email: egied.verbeeck@euronav.com
with a copy (which shall not constitute notice) to:
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Keith Billotti
Facsimile No.: (212) 480-8421
Email: billotti@sewkis.com

(b)   if to any Shareholder: to such Shareholder and its counsel at their respective addresses and facsimile numbers set forth on Schedule 1 hereto; or
(c)   to such other address, email address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.
All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the time zone of the recipient. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.
5.5   Interpretation.   Unless the express context otherwise requires:
(a)   the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;
(b)   the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires;
(c)   references herein to a specific Section, Subsection, Recital or Schedule shall refer, respectively, to Sections, Subsections, Recitals or Schedules of this Agreement;
(d)   the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified;
(e)   references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 5.5 is intended to authorize any Transfer not otherwise permitted by this Agreement;
(f)   references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;
(g)   with respect to the determination of any period of time, (i) the word “from” means “from and including” and the words “to” and “until” each means “to but excluding” and (ii) time is of the essence;
(h)   the word “or” shall be disjunctive but not exclusive;
(i)   references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;
(j)   a reference to any Contract will include such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;
(k)   the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement; and
(l)   if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.
5.6   Entire Agreement.   This Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
5.7   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
(a)   This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Merger.

(b)   EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.
(c)   EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
5.8   Amendment; Waiver.   This Agreement may not be amended with respect to any Shareholder except by an instrument in writing signed by Parent and such Shareholder. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to Parent and such Shareholders.
5.9   Remedies.
(a)   The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.
(b)   The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
5.10    Severability.   The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.
5.11    Successors and Assigns; Third Party Beneficiaries.   No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Any purported assignment without such prior written consent shall be null and void. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.
5.12    Construction.   The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
5.13    Shareholder Capacity.   Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by each Shareholder are made solely with respect to such Shareholder and the Existing Shares or the Restricted Shares or the Covered Shares, as the case may be. Each Shareholder is entering into this Agreement solely in its capacity as the Beneficial Owner of such Covered Shares and nothing herein shall limit or affect any actions taken by any officer or director of the Company (or a subsidiary of the Company) solely in his or her capacity as a director or officer of the Company (or a subsidiary of the Company), including, without limitation, to the extent applicable, participating in his or her capacity as a director of the Company in any discussions or negotiations in accordance with Section 6.4 of the Merger Agreement. Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.
5.14    Counterparts; Effectiveness.   This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.
EURONAV NV
By:	/s/ P.J. Rodgers
Name:	P.J. Rodgers
Title:	Chief Executive Officer
By:	/s/ H. De Stoop
Name:	H. De Stoop
Title:	CFO
[Signature Page to Voting Agreement]

ARF II MARITME HOLDINGS LLC
By:	/s/ Steven D. Smith
Name:	Steven D. Smith
Title:
ARF II MARITIME EQUITY PARTNERS LP
By:	/s/ Steven D. Smith
Name:	Steven D. Smith
Title:
ARF II MARITIME EQUITY CO-INVESTORS LLC
By:	/s/ Steven D. Smith
Name:	Steven D. Smith
Title:
[Signature Page to Voting Agreement — Aurora]

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P. By: BlueMountain Capital Management, LLC, its investment manager
By:	/s/ David M. O’Mara
Name: David M. O’Mara
Title: Deputy General Counsel
BLUEMOUNTAIN DISTRESSED MASTER FUND L.P. By: BlueMountain Capital Management, LLC, its investment manager
By:	/s/ David M. O’Mara
Name: David M. O’Mara
Title: Deputy General Counsel
BLUEMOUNTAIN STRATEGIC CREDIT MASTER FUND L.P. By: BlueMountain Capital Management, LLC, its investment manager
By:	/s/ David M. O’Mara
Name: David M. O’Mara
Title: Deputy General Counsel
BLUEMOUNTAIN GUADALUPE PEAK FUND L.P. By: BlueMountain Capital Management, LLC, its investment manager
By:	/s/ David M. O’Mara
Name: David M. O’Mara
Title: Deputy General Counsel
[Signature Page to Shareholder Support and Voting Agreement — BlueMountain]

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF By: BlueMountain Capital Management, LLC, its investment manager
By:	/s/ David M. O’Mara
Name: David M. O’Mara
Title: Deputy General Counsel
BLUEMOUNTAIN TIMBERLINE LTD. By: BlueMountain Capital Management, LLC, its investment manager
By:	/s/ David M. O’Mara
Name: David M. O’Mara
Title: Deputy General Counsel
BLUEMOUNTAIN KICKING HORSE FUND L.P. By: BlueMountain Capital Management, LLC, its investment manager
By:	/s/ David M. O’Mara
Name: David M. O’Mara
Title: Deputy General Counsel
BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P. By: BlueMountain Capital Management, LLC, its investment manager
By:	/s/ David M. O’Mara
Name: David M. O’Mara
Title: Deputy General Counsel
[Signature Page to Shareholder Support and Voting Agreement — BlueMountain]

BLUEMOUNTAIN SUMMIT TRADING L.P. By: BlueMountain Capital Management, LLC, its investment manager
By:	/s/ David M. O’Mara
Name: David M. O’Mara
Title: Deputy General Counsel
[Signature Page to Shareholder Support and Voting Agreement — BlueMountain]

TWIN HAVEN SPECIAL OPPORTUNITIES FUND IV, L.P.
By: Twin Haven Capital Partners LLC, its investment manager
By:	/s/ Michael Vinci
Name: Michael Vinci
Title: COO/CFO
[Signature Page to Shareholder Support and Voting Agreement — Twin Haven]

Schedule 1
SHAREHOLDER INFORMATION
Shareholder Name and Contact Information	Shares of Common Stock	Nominee (if any) and Existing Shares Held Thereby
Ethan Auerbach 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	0
Sean Bradley 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	41,944
Peter C. Georgiopoulos 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	865,103
Milton H. Gonzales, Jr. 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	41,944
Dan Ilany 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	0
Adam Pierce 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	9,584
Roger Schmitz 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	9,584

Shareholder Name and Contact Information	Shares of Common Stock	Nominee (if any) and Existing Shares Held Thereby
John P. Tavlarios 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	67,110
Leonard J. Vrondissis 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	58,495
ARF II Maritime Equity Co-Investors LLC c/o Aurora Resurgence Management Partners LLC 10877 Wilshire Blvd, Suite 2100 Los Angeles, CA 90024 Attn: General Counsel Email: thart@auroracap.com	2,162,162
ARF II Maritime Equity Partners L.P. c/o Aurora Resurgence Management Partners LLC 10877 Wilshire Blvd, Suite 2100 Los Angeles, CA 90024 Attn: General Counsel Email: thart@auroracap.com	48,378
ARF II Maritime Holdings LLC c/o Aurora Resurgence Management Partners LLC 10877 Wilshire Blvd, Suite 2100 Los Angeles, CA 90024 Attn: General Counsel Email: thart@auroracap.com	4,054,054
Blue Mountain Credit Alternatives Master Fund L.P. c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	3,069,447

Shareholder Name and Contact Information	Shares of Common Stock	Nominee (if any) and Existing Shares Held Thereby
BlueMountain Credit Opportunities Master Fund I L.P. c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	1,179,786
BlueMountain Distressed Master Fund L.P. c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	58,045
BlueMountain Guadalupe Peak Fund L.P. c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	332,991
BlueMountain Kicking Horse Fund L.P. c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	405,334
BlueMountain Montenvers Master Fund SCA SICAV-SIF c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	1,589,135
BlueMountain Strategic Credit Master Fund L.P. c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	178,264

Shareholder Name and Contact Information	Shares of Common Stock	Nominee (if any) and Existing Shares Held Thereby
BlueMountain Summit Trading L.P. c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	101,020
BlueMountain Timberline Ltd. c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	928,882
OCM Marine Holdings TP, L.P. c/o Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, CA 90071	11,923,244
Opps Marine Holdings TP, L.P. c/o Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, CA 90071	1,129,290
Twin Haven Special Opportunities Fund IV, L.P. c/o Twin Haven Capital Partners, L.L.C. 33 Riverside Avenue, 3rd Floor Westport, CT 06880	3,000,000	Pershing LLC (2,460,170 shares in certificate form and 539,830 shares in electronic form)

Annex C
UBS Securities LLC 1285 Avenue Of The Americas New York NY 10019 Tel. +1-212-713 2000
December 20, 2017
The Transaction Advisory Committee of
the Board of Directors of
Gener8 Maritime, Inc.
and
The Board of Directors of
Gener8 Maritime, Inc.
299 Park Avenue, 2nd Floor
New York, NY 10171
Dear Members of the Transaction Advisory Committee and the Board of Directors:
We understand that Gener8 Maritime, Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“Gener8” or the “Company”), is considering a transaction whereby Euronav NV, a corporation organized under the laws of the Kingdom of Belgium (“Parent”), will effect a merger involving the Company. Pursuant to the terms of an Agreement and Plan of Merger, draft dated December 20, 2017 (the “Agreement”), among Parent, a corporation organized under the laws of the Republic of the Marshall Islands and a direct wholly-owned subsidiary of Parent (“Sub”), and the Company, the parties to the Agreement will undertake a series of transactions whereby the Company will become a wholly owned subsidiary of Parent (the “Transaction”). Pursuant to the terms of the Agreement, among other things, Sub will be merged with and into the Company, with the Company as the surviving corporation (the “Surviving Corporation”), and each issued and outstanding share of common stock, par value of  $0.01 per share (“Company Common Stock”), of the Company , other than any share of Company Common Stock that is owned by (i) the Company or its subsidiaries or (ii) Parent, Sub and their respective subsidiaries, will be converted at the effective time of the merger (the “Effective Time”), into the right to receive 0.7272 ordinary shares, no par value per share (“Parent Common Stock”), of Parent (the “Per Share Merger Consideration“) in the following manner: (i) each such share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into one share of common stock, par value $0.01 per share (“Surviving Corporation Common Stock”), of the Surviving Corporation, and, (ii) each such share of Surviving Corporation Common Stock will be automatically exchanged for the Per Share Merger Consideration.
The terms and conditions of the Transaction are more fully set forth in the Agreement.
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Per Share Merger Consideration to be received by such holders in the Transaction.
UBS Securities LLC (“UBS”) has acted as financial advisor to the Transaction Advisory Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided investment banking services to each of the Company and Parent unrelated to the proposed Transaction, for which UBS and its affiliates received compensation. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the
UBS Investment Bank is a business division of UBS AG.
UBS Securities LLC is a subsidiary of UBS AG.

The Transaction Advisory Committee of the Board of Directors
The Board of Directors of
Gener8 Maritime, Inc.
December 20, 2017

accounts of their customers, securities of the Company and Parent and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.
Our opinion does not address the relative merits of the Transaction or any related transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction or any related transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any related transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Per Share Merger Consideration to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction or any related transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Per Share Merger Consideration. We express no opinion as to what the value of Parent Common Stock will be when issued pursuant to the Transaction or the prices at which Parent Common Stock or Company Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Parent or the Transaction.
In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and Parent; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of Parent that were not publicly available, including financial forecasts and estimates (a) relating to Parent’s business (other than its joint ventures) prepared by the management of Parent, as adjusted by management of the Company, and (b) relating to Parent’s joint ventures prepared by management of Parent, that, in each case, you have directed us to utilize for purposes of our analysis; (iv) reviewed certain estimates of synergies prepared by the management of the Company that were not publicly available that you have directed us to utilize for purposes of our analysis; (v) conducted discussions with members of the senior managements of the Company and Parent concerning the businesses and financial prospects of the Company and Parent; (vi) reviewed certain information relating to the maritime vessel values and maritime vessel charter values of each of the Company and Parent, in each case, as issued by certain third party appraisers; (vii) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (viii) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (ix) reviewed current and historical market prices of Company Common Stock and Parent Common Stock; (x) reviewed the Agreement; and (xi) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At the request of the Committee, we have held discussions with certain third parties to discuss indications of interest in a possible transaction with the Company.

The Transaction Advisory Committee of the Board of Directors
The Board of Directors of
Gener8 Maritime, Inc.
December 20, 2017

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal, other than the third party appraisals referred to above. With respect to the financial forecasts, estimates and synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, Parent and such synergies. We also have assumed, with your consent, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Merger Consideration to be received by the holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

The Transaction Advisory Committee of the Board of Directors
The Board of Directors of
Gener8 Maritime, Inc.
December 20, 2017

This opinion is provided for the benefit of the Committee and the Board (in their respective capacities as such) in connection with, and for the purpose of, their evaluation of the Per Share Merger Consideration in the Transaction.
Very truly yours,
UBS SECURITIES LLC

Annex D

Clarksons Valuations

Euronav NV
Belgica Building
De Gerlachekaai 20
2000, Antwerp
Belgium

21st September 2017

Ref: cvl/20499-17

Dear Sirs,

In accordance with your request and subject to our Terms and Conditions, which you have accepted, we have made an assessment of the vessels by collating brokers' price ideas and using these, coupled with brokers' market knowledge, as our reference points. We seek then to validate these ideas and that knowledge, where possible and appropriate, from details held on our database, from information shown in the relevant works of reference in our possession and from particulars given to us for the preparation of these valuations.

We should make it clear that we have not made a physical inspection of the below vessels, nor have we inspected the vessels' Classification Records, but we have assumed, for the purpose of these valuations, that the vessels were in a good and seaworthy condition.

After consideration, we are of the opinion that the approximate market values of the below mentioned vessels on a charterfree basis and together with the balance of their current Charterparties, details of which have been provided to us for the preparation of these values, as at **30th June 2017**, on the basis of prompt delivery, as between a willing Seller and a willing Buyer, for cash payment, under normal commercial terms, were:

ULCC & VLCC						
Vessel Name	**Dwt**	**Built**	**Builder**	**Charter Details**	**Charterfree Value (US$m)**	**With Charter Value (US$m)**
TI EUROPE	441,561	2002	Daewoo SB	On TC at $28,400/day until Sept-18	**29.25**	**29.50**
SARA	323,182	2011	STX Shipbuild.	On TC at $36,500/day plus profit share until Oct-17	**61.00**	**62.50**
HAKATA	302,550	2010	Universal S.B./JMU	On TC at $28,000/day plus profit share until Sep-17 then $25,000/day plus profit share until Sep-18	**55.50**	**55.75**
TI HELLAS	319,254	2005	Hyundai Samho HI	On TC at $40,300/day until Nov-18	**33.75**	**40.50**

Clarkson Valuations Limited
Registered office address: Commodity Quay | St Katharine Docks | London | E1W 1BF | UK | England No. 3354934
T: +44 (0) 20 7334 0000 | www.clarksons.com

Quality system registered under ISO 9001, Certified by BSI, Licence Number FS 30573
VAT Number: GB 245 9035 56

FLANDRE	305,688	2004	Daewoo SB	On TC at $39,950/day until Aug-18	29.00	34.50

Suezmax

Vessel Name	Dwt	Built	Builder	Charter Details	Charterfree Value (US$m)	With Charter Value (US$m)
N/B HYUNDAI HULL S909	157,000	Jan-2018	Hyundai Samho HI	On TC for 7yrs at $30,500/day plus profit from Mar-18	60.50	71.00
N/B HYUNDAI HULL S910	157,000	Mar-2018	Hyundai Samho HI	On TC for 7yrs at $30,500/day plus profit from Jun-18	60.50	71.00
N/B HYUNDAI HULL S911	157,000	Aug-2018	Hyundai Samho HI	On TC for 7yrs at $30,500/day plus profit from Sept-18	60.50	71.00
N/B HYUNDAI HULL S912	157,000	Sept-2018	Hyundai Samho HI	On TC for 7yrs at $30,500/day plus profit from Dec-18	60.50	71.00
FRATERNITY	157,667	2009	Samsung H.I.	On TC at $22,000/day until Nov-17	36.00	36.50
CAP CHARLES	158,880	2006	Samsung H.I.	On TC at $23,750/day until Apr-18	26.25	27.75
CAP PIERRE	159,048	2004	Samsung H.I.	On TC at $23,500/day until May-18	21.00	22.50
CAP LEON	159,048	2003	Samsung H.I.	On TC at $23,500/day plus profit share until Apr-18	18.25	20.25
CAP ROMUALD	146,640	1998	Samsung H.I.	On TC at $22,000/day plus profit share until May-18	10.25	12.00
CAP JEAN	146,440	1998	Samsung H.I.	On TC at $24,000/day plus profit share until Mar-18	10.25	12.00

The figures set out above relate solely to a subjective opinion of the approximate market values applying the methodology described in this valuation as at the above date and should not be taken to apply to any other date. Valuations do not include any assessment of the validity of the charter party - this is assumed to be in order.

Clarksons Valuations

When making our assessment, we have assumed that the above mentioned newbuildings will be constructed under full supervision, by competent and qualified supervisors and will be in a position to give delivery in a sound and seaworthy trading condition. When making our assessment, we have presumed that the original building contracts will remain in full force and effect and that all the benefits would accrue to any Buyer.

PLEASE NOTE: There are relatively few vessels sold with time charters attached and we could find few records of vessels sold recently with charters, making an accurate assessment very difficult. With that in mind, we have valued the vessels with charter by calculating the differential between the estimated current market rates for the duration of the Time Charterparties. We have reviewed neither the operational standing nor the creditworthiness of the Charterers and have relied on the summary charter information provided to us.

All statements made are statements of opinion and are not representations of fact. Any person contemplating entering a transaction of any nature whatsoever or otherwise having regard to these valuations should satisfy himself by inspection of the vessels, an examination of the Charterparties and an investigation of the standing of the Charterers in operational and credit terms, or otherwise, as to the correctness of the statements which these valuations contain.

No assurance or representation is given that the valuations given would have been sustained or that they would have been realisable in any actual transaction.

The vessels have been valued individually. If two or more ships were to have been placed on the market at the same time, no assurance may be given that the amount realisable would have been equal to the total of the individual values.

This statement has been provided solely for the private use of the person to whom it is addressed. By accepting the provision of our services under this Valuation Certificate, you have accepted our Terms and Conditions, a further copy of which is available upon request. The valuation is not for circulation or publication without our prior written consent and no responsibility may be accepted for any other person.

No person other than the named addressee of this valuation shall have any rights whatsoever against Clarkson Valuations Limited as arising out of or relating to this valuation under the Contract (Rights of Third Parties) Act 1999 or otherwise.

For and on behalf of
CLARKSON VALUATIONS LIMITED

Director   Authorised Signatory

Clarksons Valuations

Euronav NV
Belgica Building
De Gerlachekaai 20
2000, Antwerp
Belgium

21st September 2017

Ref: cvl/20633-17

Dear Sirs,

In accordance with your request and subject to our Terms and Conditions, which you have accepted, we have made an assessment of the vessels by collating brokers' price ideas and using these, coupled with brokers' market knowledge, as our reference points. We seek then to validate these ideas and that knowledge, where possible and appropriate, from details held on our database, from information shown in the relevant works of reference in our possession and from particulars given to us for the preparation of these valuations.

We should make it clear that we have not made a physical inspection of the below vessels, nor have we inspected the vessels' Classification Records, but we have assumed, for the purpose of these valuations, that the vessels are in a good and seaworthy condition.

After consideration, we are of the opinion that the approximate market values of the below mentioned vessels, as at 21st September 2017, on the basis of prompt charterfree delivery, as between a willing Seller and a willing Buyer for cash payment under normal commercial terms, are:

ULCC & VLCC

No.	Vessel Name	DWT	Built	Builder	Loa (m)	Beam (m)	Main Engine	Charterfree Value (US$)
1	**TI EUROPE**	441,561	2002	Daewoo SB	380.0	68.0	Sulzer 9RTA84T-D	**27,250,000**
2	**ARDECHE**	298,642	2017	Hyundai Samho HI	332.9	60.0	MAN B&W 7G80ME-C9.2	**82,000,000**
3	**AQUITAINE**	298,767	2017	Hyundai Samho HI	332.9	60.0	MAN B&W 7G80ME-C9.2	**82,000,000**
4	**ANNE**	299,533	2016	Hyundai H.I.	333.1	60.0	Wartsila 7X82	**78,000,000**
5	**ALEX**	300,000	2016	Hyundai H.I.	333.1	60.0	Wartsila 7X82	**78,000,000**
6	**ALICE**	299,320	2016	Hyundai H.I.	333.1	60.0	Wartsila 7X82	**78,000,000**
7	**ANTIGONE**	300,000	2015	Hyundai H.I.	333.1	60.0	Wartsila 7X82	**74,000,000**

Clarkson Valuations Limited
Registered office address: Commodity Quay | St Katharine Docks | London | E1W 1BF | UK | England No. 3354934
T: +44 (0) 20 7334 0000 | www.clarksons.com

Quality system registered under ISO 9001, Certified by BSI, Licence Number FS 30573
VAT Number: GB 245 9035 56

Clarksons Valuations

8	**HOJO**	298,078	2013	Universal S.B./JMU	330.0	60.0	MAN B&W 7S80ME-C9.2	**66,000,000**
9	**ALSACE**	318,000	2012	Samsung H.I.	330.2	59.6	MAN B&W 6S70MC-C7.2	**63,000,000**
10	**SIMONE**	323,182	2012	STX Shipbuild.	332.0	60.0	MAN B&W 6S90MC-C8.2	**63,000,000**
11	**SONIA**	322,000	2012	STX Shipbuild.	332.0	60.0	MAN B&W 6S90MC-C8.2	**63,000,000**
12	**ILMA**	318,395	2012	Hyundai H.I.	333.1	60.0	Wartsila 7RTA82T-C	**63,000,000**
13	**INGRID**	318,376	2012	Hyundai H.I.	333.1	60.0	Wartsila 7RTA82T-C	**63,000,000**
14	**IRIS**	318,395	2012	Hyundai H.I.	333.1	60.0	Wartsila 7RTA82T-C	**63,000,000**
15	**HIRADO**	302,550	2011	Universal S.B./JMU	333.0	60.0	MAN B&W 6S90MC-C7.2	**57,500,000**
16	**SANDRA**	323,183	2011	STX Shipbuild.	332.0	60.0	MAN B&W 6S90MC-C8.2	**58,250,000**
17	**SARA**	323,182	2011	STX Shipbuild.	332.0	60.0	MAN B&W 6S90MC-C8.2	**58,250,000**
18	**HAKATA**	302,550	2010	Universal S.B./JMU	333.0	60.0	MAN B&W 6S90MC-C7.2	**52,750,000**
19	**HAKONE**	302,628	2010	Universal S.B./JMU	333.0	60.0	MAN B&W 6S90MC-C7.2	**52,750,000**
20	**NEWTON**	307,284	2009	Dalian Shipbuilding	332.9	58.1	Wartsila 7RT-flex84T-D	**44,750,000**
21	**NAUTIC**	307,284	2008	Dalian Shipbuilding	332.9	58.1	Wartsila 7RT-flex84T-D	**40,500,000**
22	**NECTAR**	307,284	2008	Dalian Shipbuilding	332.9	58.1	Wartsila 7RT-flex84T-D	**40,500,000**
23	**NOBLE**	307,284	2008	Dalian Shipbuilding	333.0	58.1	Wartsila 7RT-flex84T-D	**40,500,000**
24	**TI HELLAS**	319,254	2005	Hyundai Samho	332.9	60.0	MAN B&W 7S80MC-C6.1	**31,750,000**
25	**FLANDRE**	305,688	2004	Daewoo SB	332.0	58.0	MAN B&W 7S80MC6.1	**27,000,000**
26	**ARTOIS**	298,330	2001	Hitachi Zosen	333.0	60.0	MAN B&W 7S80MC6.1	**20,250,000**

Suezmax Ice Class

No.	Vessel Name	DWT	Built	Builder	Loa (m)	Beam (m)	Ice Class	Main Engine	Charterfree Value (US$)
27	**N/B HYUNDAI HULL S909**	157,000	Jan-2018	Hyundai Samho HI	277.0	48.0	1C	WinGD 6X72	**58,000,000**
28	**N/B HYUNDAI HULL S910**	157,000	Mar-2018	Hyundai Samho HI	277.0	48.0	1C	WinGD 6X72	**58,000,000**
29	**N/B HYUNDAI HULL S911**	157,000	Aug-2018	Hyundai Samho HI	277.0	48.0	1C	WinGD 6X72	**58,000,000**
30	**N/B HYUNDAI HULL S912**	157,000	Sept-2018	Hyundai Samho HI	277.0	48.0	1C	WinGD 6X72	**58,000,000**
31	**CAP FELIX**	158,765	2008	Samsung H.I.	274.3	48.0	IC	MAN B&W 6S70MC-C7.1	**28,750,000**

Clarksons Valuations

32	**CAP THEODORA**	158,765	2008	Samsung H.I.	274.3	48.0	IC	MAN B&W 6S70MC6.1	**28,750,000**
33	**CAP LARA**	158,200	2007	Samsung H.I.	274.2	48.0	IC	MAN B&W 6S70MC-C7.1	**25,750,000**
34	**CAP VICTOR**	158,853	2007	Samsung H.I.	274.0	48.0	IC	MAN B&W 6S70MC-C7.1	**25,000,000**
35	**CAP PHILIPPE**	158,853	2006	Samsung H.I.	274.0	48.0	IC	MAN B&W 6S70MC-C7.1	**22,750,000**
36	**CAP GUILLAUME**	157,700	2006	Samsung H.I.	274.2	48.0	IC	MAN B&W 6S70MC-C7.1	**22,750,000**
37	**CAP CHARLES**	158,880	2006	Samsung H.I.	274.2	48.0	IC	MAN B&W 6S70MC-C7.1	**22,750,000**
38	**CAP PIERRE**	159,048	2004	Samsung H.I.	274.3	48.0	IC	MAN B&W 6S70MC-C7.1	**18,750,000**
39	**CAP LEON**	159,048	2003	Samsung H.I.	274.3	48.0	IC	MAN B&W 6S70MC-C7.1	**16,500,000**
40	**CAP DIAMANT**	160,044	2001	Hyundai H.I.	277.3	53.0	D0	MAN B&W 6S70MC6.1	**13,750,000**
41	**CAP ROMUALD**	146,640	1998	Samsung H.I.	274.1	47.8	D0	MAN B&W 6S70MC6	**10,750,000**
42	**CAP GEORGES**	147,443	1998	Samsung H.I.	274.1	47.9	D0	MAN B&W 6S70MC6	**10,750,000**
43	**CAP JEAN**	146,440	1998	Samsung H.I.	274.1	47.9	D0	MAN B&W 6S70MC6	**10,750,000**

Suezmax

No.	Vessel Name	DWT	Built	Builder	Loa (m)	Beam (m)	Main Engine	Charterfree Value (US$)
44	**MARIA**	157,523	2012	Samsung H.I.	274.8	48.0	MAN B&W 6S70MC-C7.2	**41,000,000**
45	**CAPTAIN MICHAEL**	157,672	2012	Samsung H.I.	274.8	48.0	MAN B&W 6S70MC-C7.2	**41,000,000**
46	**FELICITY**	157,667	2009	Samsung H.I.	274.8	48.0	MAN B&W 6S70MC-C7.2	**31,750,000**
47	**FRATERNITY**	157,667	2009	Samsung H.I.	274.8	48.0	MAN B&W 6S70MC-C7.2	**31,750,000**
48	**FINESSE**	149,994	2003	NKK Corp.	274.2	48.0	Sulzer 6RTA72	**16,250,000**
49	**FILIKON**	149,989	2002	NKK Corp.	274.2	48.0	Sulzer 6RTA72	**14,000,000**

The figures set out above relate solely to a subjective opinion of the approximate market values, applying the methodology described above, as at the above date and should not be taken to apply to any other date.

All statements made are statements of opinion and are not representations of fact. Any person contemplating entering a transaction of any nature whatsoever or otherwise having regard to these valuations should satisfy himself by inspection of the vessels and their records, or otherwise, as to the correctness of the statements which these valuations contain.

No assurance or representation is given that the valuations given would be sustained or that they would be realisable in any actual transaction.

The vessels have been valued individually. If two or more ships were to be placed on the market at the same time, no assurance may be given that the amount realisable would be equal to the total of the individual values.

This statement has been provided solely for the private use of the person to whom it is addressed. By accepting the provision of our services under this Valuation Certificate, you have accepted our Terms and Conditions, a further copy of which is available upon request. The valuation is not for circulation or publication without our prior written consent and no responsibility may be accepted for any other person.

No person other than the named addressee of this valuation shall have any rights whatsoever against Clarkson Valuations Limited as arising out of or relating to this valuation under the Contract (Rights of Third Parties) Act 1999 or otherwise.

For and on behalf of
CLARKSON VALUATIONS LIMITED

Director **Authorised Signatory**

Clarksons Valuations

Gener8 Maritime Inc.
299, Park Avenue
New York
NY 10171
United States of America

26th September 2017

Ref: cvl/20648-17

Dear Sirs,

In accordance with your request and subject to our Terms and Conditions, which you have accepted, we have made an assessment of the vessels, by collating brokers' price ideas and using these, coupled with brokers' market knowledge, as our reference points. We seek then to validate these ideas and that knowledge, where possible and appropriate, from details held on our database, from information shown in the relevant works of reference in our possession and from particulars given to us for the preparation of these valuations.

We should make it clear that we have not made a physical inspection of the below vessels, nor have we inspected the vessels' Classification Records, but we have assumed, for the purpose of these valuations, that the vessels are in a good and seaworthy condition.

After consideration, we are of the opinion that the approximate market values of the below mentioned vessels, as at 26th September 2017, on the basis of prompt charterfree delivery, as between a willing Seller and a willing Buyer for cash payment under normal commercial terms, are:

VLCC					
No.	**Vessel Name**	**DWT**	**Built**	**Builder**	**Approximate Cfree Value (US$)**
1	Gener8 Miltiades	300,000	2016	Shanghai Waigaoqiao	**73,250,000**
2	Gener8 Andriotis	300,960	2016	Shanghai Waigaoqiao	**73,250,000**
3	Gener8 Success	300,960	2016	Shanghai Waigaoqiao	**73,250,000**
4	Gener8 Supreme	300,960	2016	Shanghai Waigaoqiao	**73,250,000**
5	Gener8 Chiotis	300,973	2016	Shanghai Waigaoqiao	**73,250,000**
6	Gener8 Strength	300,960	2015	Hyundai Samho H.I.	**69,250,000**

Clarkson Valuations Limited
Registered office address: Commodity Quay | St Katharine Docks | London | E1W 1BF | UK | England No. 3354934
T: +44 (0) 20 7334 0000 | www.clarksons.com

Quality system registered under ISO 9001, Certified by BSI, Licence Number FS 30573
VAT Number: GB 245 9035 56

Clarksons Valuations

The figures set out above relate solely to a subjective opinion of the approximate market values, applying the methodology described above, as at the above date and should not be taken to apply to any other date.

All statements made are statements of opinion and are not representations of fact. Any person contemplating entering a transaction of any nature whatsoever or otherwise having regard to these valuations should satisfy himself by inspection of the vessels and their records, or otherwise, as to the correctness of the statements which this valuation contains.

No assurance or representation is given that the valuations given will be sustained or that they would be realisable in any actual transaction.

The vessels have been valued individually. If two or more ships were to be placed on the market at the same time, no assurance may be given that the amount realisable would be equal to the total of the individual values.

This statement has been provided solely for the private use of the person to whom it is addressed. By accepting the provision of our services under this Valuation Certificate, you have accepted our Terms and Conditions, a further copy of which is available upon request. The valuation is not for circulation or publication without our prior written consent and no responsibility may be accepted for any other person.

No person other than the named addressee of this valuation shall have any rights whatsoever against Clarkson Valuations Limited as arising out of or relating to this valuation under the Contract (Rights of Third Parties) Act 1999 or otherwise.

For and on behalf of

CLARKSON VALUATIONS LIMITED

Director **Authorised Signatory**

Clarksons Valuations

Gener8 Maritime Inc.
299, Park Avenue
New York
NY 10171
United States of America

26th September 2017

Ref: cvl/20648-17

Dear Sirs,

In accordance with your request and subject to our Terms and Conditions, which you have accepted, we have made an assessment of the vessels, by collating brokers' price ideas and using these, coupled with brokers' market knowledge, as our reference points. We seek then to validate these ideas and that knowledge, where possible and appropriate, from details held on our database, from information shown in the relevant works of reference in our possession and from particulars given to us for the preparation of these valuations.

We should make it clear that we have not made a physical inspection of the below vessels, nor have we inspected the vessels' Classification Records, but we have assumed, for the purpose of these valuations, that the vessels are in a good and seaworthy condition.

After consideration, we are of the opinion that the approximate market values of the below mentioned vessels, as at 26th September 2017, on the basis of prompt charterfree delivery, as between a willing Seller and a willing Buyer for cash payment under normal commercial terms, are:

VLCC					
No.	**Vessel Name**	**DWT**	**Built**	**Builder**	**Approximate Cfree Value (US$)**
1	Gener8 Ethos	298,991	2017	Hyundai Samho H.I.	**81,000,000**
2	N/B Hanjin Subic NPT0138 tbn: Gener8 Nestor	300,000	2017	HHIC-Phil (Subic SY)	**79,000,000**
3	Gener8 Hector	297,363	2017	HHIC-Phil (Subic SY)	**79,000,000**
4	Gener8 Oceanus	299,011	2016	Hyundai Samho H.I.	**77,000,000**
5	Gener8 Perseus	299,392	2016	Hyundai H.I.	**77,000,000**
6	Gener8 Macedon	298,991	2016	Hyundai Samho H.I.	**77,000,000**
7	Gener8 Constantine	299,011	2016	Hyundai Samho H.I.	**77,000,000**

Clarkson Valuations Limited
Registered office address: Commodity Quay | St Katharine Docks | London | E1W 1BF | UK | England No. 3354934
T: +44 (0) 20 7334 0000 | www.clarksons.com

Quality system registered under ISO 9001, Certified by BSI, Licence Number FS 30573
VAT Number: GB 245 9035 56

Clarksons
Valuations

8	Gener8 Nautilus	298,991	2016	Hyundai Samho H.I.	77,000,000
9	Gener8 Hera	299,999	2016	Daewoo (DSME)	77,000,000
10	Gener8 Ares	299,999	2016	Daewoo (DSME)	77,000,000
11	Gener8 Apollo	299,999	2016	Daewoo (DSME)	77,000,000
12	Gener8 Athena	299,999	2015	Daewoo (DSME)	73,000,000
13	Gener8 Neptune	299,999	2015	Daewoo (DSME)	73,000,000

The figures set out above relate solely to a subjective opinion of the approximate market values, applying the methodology described above, as at the above date and should not be taken to apply to any other date.

When making our assessment of the above mentioned newbuilding, we have presumed that the original building contract will remain in full force and effect and that all the benefits would accrue to any Buyer.

All statements made are statements of opinion and are not representations of fact. Any person contemplating entering a transaction of any nature whatsoever or otherwise having regard to these valuations should satisfy himself by inspection of the vessels and their records, or otherwise, as to the correctness of the statements which this valuation contains.

No assurance or representation is given that the valuations given will be sustained or that they would be realisable in any actual transaction.

The vessels have been valued individually. If two or more ships were to be placed on the market at the same time, no assurance may be given that the amount realisable would be equal to the total of the individual values.

This statement has been provided solely for the private use of the person to whom it is addressed. By accepting the provision of our services under this Valuation Certificate, you have accepted our Terms and Conditions, a further copy of which is available upon request. The valuation is not for circulation or publication without our prior written consent and no responsibility may be accepted for any other person.

No person other than the named addressee of this valuation shall have any rights whatsoever against Clarkson Valuations Limited as arising out of or relating to this valuation under the Contract (Rights of Third Parties) Act 1999 or otherwise.

For and on behalf of
CLARKSON VALUATIONS LIMITED

Director **Authorised Signatory**

Clarksons Valuations

Gener8 Maritime Inc.
299, Park Avenue
New York
NY 10171
United States of America

26th September 2017

Ref: cvl/20648-17

Dear Sirs,

In accordance with your request and subject to our Terms and Conditions, which you have accepted, we have made an assessment of the vessels, by collating brokers' price ideas and using these, coupled with brokers' market knowledge, as our reference points. We seek then to validate these ideas and that knowledge, where possible and appropriate, from details held on our database, from information shown in the relevant works of reference in our possession and from particulars given to us for the preparation of these valuations.

We should make it clear that we have not made a physical inspection of the below vessels, nor have we inspected the vessels' Classification Records, but we have assumed, for the purpose of these valuations, that the vessels are in a good and seaworthy condition.

After consideration, we are of the opinion that the approximate market values of the below mentioned vessels, as at 26th September 2017, on the basis of prompt charterfree delivery, as between a willing Seller and a willing Buyer for cash payment under normal commercial terms, are:

VLCC					
No.	**Vessel Name**	**DWT**	**Built**	**Builder**	**Approximate Cfree Value (US$)**
1	Genmar Zeus	318,325	2010	Hyundai H.I.	**52,250,000**
2	Gener8 Atlas	306,005	2007	Daewoo (DSME)	**37,000,000**
3	Gener8 Hercules	306,543	2007	Daewoo (DSME)	**37,000,000**
4	Gener8 Poseidon	305,795	2002	Daewoo (DSME)	**21,000,000**

Clarkson Valuations Limited
Registered office address: Commodity Quay | St Katharine Docks | London | E1W 1BF | UK | England No. 3354934
T: +44 (0) 20 7334 0000 | www.clarksons.com

Quality system registered under ISO 9001, Certified by BSI, Licence Number FS 30573
VAT Number: GB 245 9035 56

Clarksons Valuations

Suezmax					
No.	**Vessel Name**	**DWT**	**Built**	**Builder**	**Approximate Cfree Value (US$)**
5	Gener8 Spartiate	164,925	2011	Hyundai Samho H.I.	**36,000,000**
6	Gener8 Maniate	164,715	2010	Hyundai Samho H.I.	**33,000,000**
7	Gener8 St. Nikolas	149,876	2008	Universal S.B.	**27,000,000**
8	Gener8 George T	149,847	2007	Universal S.B.	**24,000,000**
9	Gener8 Kara G	150,296	2007	Universal S.B.	**24,000,000**
10	Gener8 Harriet G	150,296	2006	Universal S.B.	**22,000,000**
11	Gener8 Argus	159,999	2000	Hyundai H.I.	**12,500,000**
12	Gener8 Horn	159,475	1999	Daewoo (DSME)	**11,500,000**

Aframax					
No.	**Vessel Name**	**DWT**	**Built**	**Builder**	**Approximate Cfree Value (US$)**
13	Gener8 Defiance	105,538	2002	Sumitomo H.I.	**10,250,000**
14	Gener8 Pericles	105,674	2003	Sumitomo H.I.	**11,250,000**

Product Carrier					
No.	**Vessel Name**	**DWT**	**Built**	**Builder**	**Approximate Cfree Value (US$)**
15	Gener8 Companion	72,749	2004	Dalian Shipyard	**11,500,000**
16	Genmar Compatriot	72,749	2004	Dalian Shipyard	**11,500,000**

The figures set out above relate solely to a subjective opinion of the approximate market values, applying the methodology described above, as at the above date and should not be taken to apply to any other date.

All statements made are statements of opinion and are not representations of fact. Any person contemplating entering a transaction of any nature whatsoever or otherwise having regard to these valuations should satisfy himself by inspection of the vessels and their records, or otherwise, as to the correctness of the statements which this valuation contains.

Clarksons
Valuations

No assurance or representation is given that the valuations given will be sustained or that they would be realisable in any actual transaction.

The vessels have been valued individually. If two or more ships were to be placed on the market at the same time, no assurance may be given that the amount realisable would be equal to the total of the individual values.

This statement has been provided solely for the private use of the person to whom it is addressed. By accepting the provision of our services under this Valuation Certificate, you have accepted our Terms and Conditions, a further copy of which is available upon request. The valuation is not for circulation or publication without our prior written consent and no responsibility may be accepted for any other person.

No person other than the named addressee of this valuation shall have any rights whatsoever against Clarkson Valuations Limited as arising out of or relating to this valuation under the Contract (Rights of Third Parties) Act 1999 or otherwise.

For and on behalf of
CLARKSON VALUATIONS LIMITED

Director **Authorised Signatory**

GENER8
VALUATION CERTIFICATE

Certificate of Valuation

Category	Custom — Fleet Market Value
Valuation date	19th December 2017
Issued date	14th February 2018
Issued to	Gener8

MARKET VALUE	COMPANY	SHIP STATUS
USD 1,662.11M	GENER8	LIVE

Vessel Name	Built	IMO	DWT	Value $m
GENER8 DEFIANCE	2002	9247974	105,500	$10.06
GENER8 COMPANION	2004	9255933	72700	$10.02
GENMAR COMPATRIOT	2004	9255945	72700	$10.34
GENER8 HARRIET G	2006	9302982	150300	$22.02
GENER8 KARA G	2007	9302994	150300	$24.39
GENER8 HERCULES	2007	9322279	306500	$36.48
GENER8 ATLAS	2007	9322281	306000	$37.63
GENER8 GEORGE T	2007	9336971	149800	$26.12
GENER8 ST NIKOLAS	2008	9336983	149900	$27.43
GENER8 MANIATE	2010	9461764	164,700	$35.89
GENER8 SPARTIATE	2011	9461776	164,900	$37.51
GENER8 ETHOS	2017	9728722	299,000	$77.38
GENER8 MACEDON	2016	9728708	299,000	$75.63
GENER8 NAUTILUS	2016	9728693	299,000	$74.36
GENER8 NEPTUNE	2015	9723069	300,000	$72.27

page 1 of 3
info@vesselsvalue.com

GENER8 VALUATION CERTIFICATE Certificate of Valuation Category Valuation date Issued date Issued to Custom — Fleet Market Value 19th December 2017 14th February 2018 Gener8 page 1 of 3 info@vesselsvalue.com VesselsValue Lyric House 149 Hammersmith Road London, W14 0QL +44 (0) 20 3026 5555 MARKET VALUE USD 1,662.11M COMPANY GENER8 SHIP STATUS LIVE All valuations in this certificate are subject to Disclaimer attached. GENER8 DEFIANCE GENER8 COMPANION GENMAR COMPATRIOT GENER8 HARRIET G GENER8 KARA G GENER8 HERCULES GENER8 ATLAS GENER8 GEORGE T GENER8 ST NIKOLAS GENER8 MANIATE GENER8 SPARTIATE GENER8 ETHOS GENER8 MACEDON GENER8 NAUTILUS GENER8 NEPTUNE 9247974 9255933 9255945 9302982 9302994 9322279 9322281 9336971 9336983 9461764 9461776 9728722 9728708 9728693 9723069 2002 2004 2004 2006 2007 2007 2007 2007 2008 2010 2011 2017 2016 2016 2015 $10.06 $10.02 $10.34 $22.02 $24.39 $36.48 $37.63 $26.12 $27.43 $35.89 $37.51 $77.38 $75.63 $74.36 $72.27 105,500 72700 72700 150300 150300 306500 306000 149800 149900 164,700 164,900 299,000 299,000 299,000 300,000 Vessel Name Built IMO DWT Value $m

GENER8
VALUATION CERTIFICATE

Vessel Name	Built	IMO	DWT	Value $m
GENER8 ATHENA	2015	9723071	300,000	$72.75
GENER8 APOLLO	2016	9723083	301,400	$73.61
GENER8 ARES	2016	9723095	301,600	$73.81
GENER8 OCEANUS	2016	9732553	299,000	$75.75
GENER8 MILTIADES	2016	9727039	301,000	$70.29
GENER8 CHIOTIS	2016	9727027	301,000	$69.7
GENER8 ANDRIOTIS	2016	9727015	301,000	$68.84
GENER8 SUCCESS	2016	9727003	300,900	$68.37
GENER8 HECTOR	2017	9730086	297,400	$76.43
GENER8 NESTOR	2017	9730098	300,000	$75.38
GENER8 HERA	2016	9723100	301,600	$74.13
GENER8 SUPREME	2016	9734654	300,900	$67.68
GENER8 STRENGTH	2015	9734642	301,000	$67.04
GENER8 CONSTANTINE	2016	9732541	299,000	$75.02
GENER8 PERSEUS	2016	9739501	299,000	$75.78

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GENER8 VALUATION CERTIFICATE page 2 of 3 info@vesselsvalue.com VesselsValue Lyric House 149 Hammersmith Road London, W14 0QL +44 (0) 20 3026 5555 GENER8 ATHENA GENER8 APOLLO GENER8 ARES GENER8 OCEANUS GENER8 MILTIADES GENER8 CHIOTIS GENER8 ANDRIOTIS GENER8 SUCCESS GENER8 HECTOR GENER8 NESTOR GENER8 HERA GENER8 SUPREME GENER8 STRENGTH GENER8 CONSTANTINE GENER8 PERSEUS 9723071 9723083 9723095 9732553 9727039 9727027 9727015 9727003 9730086 9730098 9723100 9734654 9734642 9732541 9739501 2015 2016 2016 2016 2016 2016 2016 2016 2017 2017 2016 2016 2015 2016 2016 $72.75 $73.61 $73.81 $75.75 $70.29 $69.7 $68.84 $68.37 $76.43 $75.38 $74.13 $67.68 $67.04 $75.02 $75.78 300,000 301,400 301,600 299,000 301,000 301,000 301,000 300,900 297,400 300,000 301,600 300,900 301,000 299,000 299,000 Vessel Name Built IMO DWT Value $mxco

GENER8 VALUATION CERTIFICATE VesselsValue Lyric House 149 Hammersmith Road London, W14 0QL +44 (0) 20 3026 5555 Disclaimer page 3 of 3 info@vesselsvalue.com a) The Market value provided is an estimate of fair market price as at the valuation date only, and is based on the price VesselsValue estimates as its opinion in good faith that the vessel would obtain in a hypothetical transaction between a willing buyer and a willing seller on the basis of prompt delivery with charter attached at an acceptable worldwide delivery port, for cash payment on standard sale terms. For the purposes of that opinion it is assumed that the particulars of the vessel are correct, and that the vessel is in good, sound and seaworthy condition, free of maritime liens and all debts whatsoever, fully classed to the requirements of her present classification society, free of class recommendations, with clean and valid trading certificates, and where relevant to type and age of vessel with full oil majors, Rightship and any other relevant approvals in place. It should be noted that VesselsValue has neither made a physical inspection of the vessel nor inspected her class records. b) No warranty is given as to the condition of the vessel, the correctness of its stated characteristics or particulars, or the state of or availability of its records. c) This valuation is not a substitute for a formal valuation or independent inspection and advice, which you should obtain. You should not rely on this valuation to conduct any transaction, nor should you use or rely upon this valuation as market information, or for gathering such information, related to any prospectus, or bond issue, or other financial offer document. d) Any changes or corrections or altering of the Methodology could result in different valuations for the same vessel on the same valuation date but on different issue dates. e) It is furthermore to be understood that this valuation has not been issued by the automatic vesselsvalue.com service and some of the assumptions have been provided by the client. Therefore these valuations must be considered as very much estimates only. f) See also Terms and Conditions set forth at vesselsvalue.com.

EURONAV
VALUATION CERTIFICATE

Certificate of Valuation

Category	Custom — Fleet Market Value
Valuation date	19th December 2017
Issued date	14th February 2018
Issued to	Gener8

MARKET VALUE	COMPANY	SHIP STATUS
USD 2,020.92M	EURONAV	LIVE

Vessel Name	Built	IMO	DWT	Value $m
CAP JEAN	1998	9158147	146600	$10.57
CAP ROMUALD	1998	9160229	146600	$10.56
CAP DIAMANT	2001	9229295	166000	$12.58
FLAN*	2004	9235256	305700	$26.95
TI EUROPE	2002	9235268	441600	$28.81
FILIKON	2002	9236004	150000	$14.74
FINESSE	2003	9236016	150000	$14.85
CAP LEON	2003	9274434	159000	$16.71
CAP PIERRE	2004	9274446	159100	$17.33
TI HELLAS	2005	9290086	319300	$30.19
VK EDDIE	2005	9291274	305300	$29.76
CAP GUILLAUME	2006	9321691	158900	$24.22
CAP CHARLES	2006	9321706	158,900	$24.4
CAP PHILIPPE	2006	9321718	158,900	$23.72
CAP VICTOR	2007	9321720	158,900	$24.68

FLAN*

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EURONAV VALUATION CERTIFICATE Certificate of Valuation Category Valuation date Issued date Issued to Custom — Fleet Market Value 19th December 2017 14th February 2018 Gener8 page 1 of 4 info@vesselsvalue.com VesselsValue Lyric House 149 Hammersmith Road London, W14 0QL +44 (0) 20 3026 5555 MARKET VALUE USD 2,020.92M COMPANY EURONAV SHIP STATUS LIVE All valuations in this certificate are subject to Disclaimer attached. CAP JEAN CAP ROMUALD CAP DIAMANT FLAN* TI EUROPE FILIKON FINESSE CAP LEON CAP PIERRE TI HELLAS VK EDDIE CAP GUILLAUME CAP CHARLES CAP PHILIPPE CAP VICTOR 9158147 9160229 9229295 9235256 9235268 9236004 9236016 9274434 9274446 9290086 9291274 9321691 9321706 9321718 9321720 1998 1998 2001 2004 2002 2002 2003 2003 2004 2005 2005 2006 2006 2006 2007 $10.57 $10.56 $12.58 $26.95 $28.81 $14.74 $14.85 $16.71 $17.33 $30.19 $29.76 $24.22 $24.4 $23.72 $24.68 146600 146600 166000 305700 441600 150000 150000 159000 159100 319300 305300 158900 158,900 158,900 158,900 Vessel Name Built IMO DWT Value $m FLAN*xco

EURONAV
VALUATION CERTIFICATE

Vessel Name	Built	IMO	DWT	Value $m
NECTAR	2008	9323936	307,300	$37.55
NAUTIC	2008	9323948	307,300	$38.22
CAP LARA	2007	9330874	158,800	$25.5
HAKATA	2010	9346952	302,600	$47.04
NOBLE	2008	9358280	307,300	$39.99
NEWTON	2009	9358292	307,300	$41.51
HIRADO	2011	9377420	302,600	$52.21
CAP FELIX	2008	9380738	158,800	$28.29
CAP THEODORA	2008	9380740	158,800	$30.07
HAKONE	2010	9398084	302,600	$49.91
FELICITY	2009	9416692	157,700	$32.17
FRATERNITY	2009	9416733	157,700	$33.72
HOJO	2013	9457543	303,000	$59.81
INGRID	2012	9529956	314,000	$55.44
IRIS	2012	9529968	314,000	$55.9
MARIA	2012	9530890	157,500	$39.63
ALSACE	2012	9530905	320,400	$56.43
CAPTAIN MICHAEL	2012	9531480	157,600	$39.82
SANDRA	2011	9537757	323,500	$52.95
SIMONE	2012	9537769	314,000	$54.99
SONIA	2012	9537771	314,000	$56.15
ILMA	2012	9588392	314,000	$56.85
SARA	2011	9537745	323,200	$52.09
ALICE	2016	9709087	299,300	$73.57
ANTIGONE	2015	9709075	299,400	$72.34
ALEX	2016	9722924	299,400	$74.15

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EURONAV VALUATION CERTIFICATE page 2 of 4 info@vesselsvalue.com VesselsValue Lyric House 149 Hammersmith Road London, W14 0QL +44 (0) 20 3026 5555 NECTAR NAUTIC CAP LARA HAKATA NOBLE NEWTON HIRADO CAP FELIX CAP THEODORA HAKONE FELICITY FRATERNITY HOJO INGRID IRIS MARIA ALSACE CAPTAIN MICHAEL SANDRA SIMONE SONIA ILMA SARA ALICE ANTIGONE ALEX 9323936 9323948 9330874 9346952 9358280 9358292 9377420 9380738 9380740 9398084 9416692 9416733 9457543 9529956 9529968 9530890 9530905 9531480 9537757 9537769 9537771 9588392 9537745 9709087 9709075 9722924 2008 2008 2007 2010 2008 2009 2011 2008 2008 2010 2009 2009 2013 2012 2012 2012 2012 2012 2011 2012 2012 2012 2011 2016 2015 2016 $37.55 $38.22 $25.5 $47.04 $39.99 $41.51 $52.21 $28.29 $30.07 $49.91 $32.17 $33.72 $59.81 $55.44 $55.9 $39.63 $56.43 $39.82 $52.95 $54.99 $56.15 $56.85 $52.09 $73.57 $72.34 $74.15 307,300 307,300 158,800 302,600 307,300 307,300 302,600 158,800 158,800 302,600 157,700 157,700 303,000 314,000 314,000 157,500 320,400 157,600 323,500 314,000 314,000 314,000 323,200 299,300 299,400 299,400 Vessel Name Built IMO DWT Value $mxco

EURONAV
VALUATION CERTIFICATE

Vessel Name	Built	IMO	DWT	Value $m
ANNE	2016	9722936	299,500	$74.65
AQUITAINE	2017	9732577	298,800	$76.93
ARDECHE	2017	9732565	298,600	$76.83
912 (HULL) HYUNDAI	2018	9829813	158,600	$56.28
911 (HULL) HYUNDAI	2018	9829801	158,600	$56.35
910 (HULL) HYUNDAI	2018	9817119	158,600	$56.69
CAP QUEBEC	2018	9817107	158,600	$56.82

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EURONAV VALUATION CERTIFICATE page 3 of 4 info@vesselsvalue.com VesselsValue Lyric House 149 Hammersmith Road London, W14 0QL +44 (0) 20 3026 5555 ANNE AQUITAINE ARDECHE 912 (HULL) HYUNDAI 911 (HULL) HYUNDAI 910 (HULL) HYUNDAI CAP QUEBEC 9722936 9732577 9732565 9829813 9829801 9817119 9817107 2016 2017 2017 2018 2018 2018 2018 $74.65 $76.93 $76.83 $56.28 $56.35 $56.69 $56.82 299,500 298,800 298,600 158,600 158,600 158,600 158,600 Vessel Name Built IMO DWT Value $m
EURONAV VALUATION CERTIFICATE VesselsValue Lyric House 149 Hammersmith Road London, W14 0QL +44 (0) 20 3026 5555 Disclaimer page 4 of 4 info@vesselsvalue.com a) The Market value provided is an estimate of fair market price as at the valuation date only, and is based on the price VesselsValue estimates as its opinion in good faith that the vessel would obtain in a hypothetical transaction between a willing buyer and a willing seller on the basis of prompt delivery with charter attached at an acceptable worldwide delivery port, for cash payment on standard sale terms. For the purposes of that opinion it is assumed that the particulars of the vessel are correct, and that the vessel is in good, sound and seaworthy condition, free of maritime liens and all debts whatsoever, fully classed to the requirements of her present classification society, free of class recommendations, with clean and valid trading certificates, and where relevant to type and age of vessel with full oil majors, Rightship and any other relevant approvals in place. It should be noted that VesselsValue has neither made a physical inspection of the vessel nor inspected her class records. b) No warranty is given as to the condition of the vessel, the correctness of its stated characteristics or particulars, or the state of or availability of its records. c) This valuation is not a substitute for a formal valuation or independent inspection and advice, which you should obtain. You should not rely on this valuation to conduct any transaction, nor should you use or rely upon this valuation as market information, or for gathering such information, related to any prospectus, or bond issue, or other financial offer document. d) Any changes or corrections or altering of the Methodology could result in different valuations for the same vessel on the same valuation date but on different issue dates. e) It is furthermore to be understood that this valuation has not been issued by the automatic vesselsvalue.com service and some of the assumptions have been provided by the client. Therefore these valuations must be considered as very much estimates only. f) See also Terms and Conditions set forth at vesselsvalue.com.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 20.
Indemnification of Directors and Officers.

I.   Belgian Law
Under Belgian law, subject to certain conditions, a company may undertake to indemnify its directors for liability that the directors might incur in the performance of their duties. Third-parties may also do so. In each case, the liability of the directors as such remains intact but the company or a third-party agrees to cover the financial consequences of the liability incurred.
The granting of such indemnification is subject to the following conditions and limitations:
(1)
It is generally accepted that a company cannot undertake to indemnify its own directors for any liability the directors might incur towards the company itself, as this would in advance render the ‘actio mandati’ ineffective. A third-party on the other hand, such as a shareholder or a group company, can validly undertake to indemnify directors for liability they might incur towards the company in which they serve as a director.

(2)
An indemnification commitment cannot cover liability as a result of fraud, willful misconduct or intentional fault as this would go against public policy. Gross negligence, however, can be effectively covered if it is expressly provided for.

(3)
An indemnification commitment cannot cover criminal penalties imposed on directors personally. This would again be contrary to public policy. However, an indemnification commitment can cover the legal fees related to a criminal prosecution as well as the civil liability resulting from a criminal offence.

(4)
As a general rule, any undertaking to indemnify directors for liability they might incur must be in the corporate interest of the company granting the undertaking. When a company undertakes to indemnify its own directors, the corporate interest test may be satisfied when the indemnification undertaking is considered necessary to attract or to keep competent directors.

II.   Indemnification Agreements.
The Registrant has entered into an indemnification agreement governed by Belgian law, or the Belgian Indemnification Agreement, with each of its directors. Pursuant to the Belgian Indemnification Agreement, the Registrant has agreed to indemnify each director, to the fullest extent permitted by applicable law, from and against the financial consequences of directors’ liability claims related to pollution. This indemnification includes, to the extent legally permitted, compensation for and advancement of all expenses related to any judicial procedure or dispute in which the director is or could become subject to a pollution liability claim in connection with the discharge of his or her responsibilities, compensation of all financial consequences including fines and costs of such judicial procedure or dispute initiated by a third-party borne by the director, and the indemnification of such director’s legal spouse to the extent he or she is sought solely in his or her capacity as a spouse or because of his or her patrimonial interests in relation to the goods that are claimed as compensation for an alleged fault of a director.
In addition, the Registrant has entered into an indemnification agreement governed by New York law, or the New York Indemnification Agreement, with each of its directors and officers, each an indemnitee. Pursuant to the New York Indemnification Agreement, the Registrant has agreed to indemnify each indemnitee, to the fullest extent permitted by applicable law, from and against any costs, expenses or fees paid, suffered or incurred by the indemnitee in connection with any claim or proceeding, including proceedings under the Securities Act or the Exchange Act or any other U.S. federal law, state law, statute or regulation, that the indemnitee is, was, or may be threatened to be involved as a party, or otherwise, by reason of his or her capacity as director or officer of the Registrant. The Registrant will not indemnify any director or officer from or against any financial consequences related to any claim or proceeding in which a court of competent jurisdiction has found the director or officer to be liable to the Registrant for fraud or willful misconduct in connection with or relating to his or her capacity as a director of officer. Under the

New York Indemnification Agreement, the Registrant is not obligated to indemnify any indemnitee for, among other things, claims indemnified by any insurance policy, except with respect to any excess amount beyond the insurance proceeds made available to the indemnitee.
The Belgian Indemnification Agreement and the New York Indemnification Agreement should be read together and constitute the entire agreement between the Registrant and each director or officer with respect to the subject matter of both agreements. Should a conflict arise between the Belgian Indemnification Agreement and the New York Indemnification Agreement, the indemnitee enjoys the greater benefit afforded by either of the agreements.
The Registrant maintains directors’ and officers’ liability insurance, including coverage for, among other things, liabilities under the U.S. Securities Act and Exchange Act, and discretionary coverage for certain pollution claims.
Item 21.
Exhibits

A list of exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and is incorporated herein by reference.
Item 22.
Undertakings.

(A)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by section 10(a)(3) of the U.S. Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the U.S. Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering.

(5)
That, for the purpose of determining liability of the registrant under the U.S. Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(B)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the U.S. Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the U.S. Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the U.S. Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)
The undersigned registrant hereby undertakes as follows:

(1)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering’s by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)
That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the U.S. Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D)
Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(E)
The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(F)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved thereby, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Antwerp, Belgium on the 4th of May, 2018.
EURONAV NV (Registrant)
By:	/s/ Patrick Rodgers
Name:	Patrick Rodgers
Title:	Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on May 4, 2018.
Signature	Title
/s/ Patrick Rodgers Patrick Rodgers	Chairman and Chief Executive Officer (Principal Executive Officer) and Director
/s/ * Hugo De Stoop	Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)
/s/ * Carl Steen	Director
/s/ * Daniel R. Bradshaw	Director
/s/ * William Thomson	Director
/s/ * Anne-Hélène Monsellato	Director
/s/ * Ludovic Saverys	Director
/s/ * Grace Reksten Skaugen	Director
* By: /s/ Gary J. Wolfe Gary J. Wolfe

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, on May 4, 2018.
By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Authorized Representative in the United States

Exhibit Index
Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of December 20, 2017, among Euronav NV, Euronav MI Inc., and Gener8 Maritime, Inc. (pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted but will be furnished supplementally to the Commission upon request) (attached as Annex A to the proxy statement/prospectus included in this Registration Statement)
2.2	Stock Purchase and Sale Agreement, dated April 18, 2018, by and among Euronav NV, Euronav MI Inc., and Seaways Holding Corporation (pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted but will be furnished supplementally to the Commission upon request)(7)
2.3	Guarantee of International Seaways, Inc., dated April 18, 2018, in favor of Euronav MI Inc.(7)
3.1	Coordinated Articles of Association(3)
4.1	Form of Ordinary Share Certificate(1)
4.2	Form of Senior Debt Securities Indenture(6)
4.3	Form of Subordinated Debt Securities Indenture(6)
5.1	Opinion of ARGO LAW CVBA as to the validity of the ordinary shares of Euronav NV being registered(7)
8.1	Opinion of ARGO LAW CVBA with respect to certain tax matters(7)
8.2	Opinion of Seward & Kissel LLP with respect to certain tax matters(7)
10.1	Registration Rights Agreement, dated January 28, 2015(2)
10.2	Euronav NV Stock Option Plan, dated December 16, 2013(1)
10.3	$76.0 Million Secured Loan Facility (Fiorano), dated October 23, 2008(1)
10.4	$67.5 Million Secured Loan Facility (Larvotto), dated August 29, 2008(1)
10.5	$340.0 Million Senior Secured Credit Facility, dated October 13, 2014(1)
10.6	Long Term Incentive Plan, dated February 12, 2015(2)
10.7	$750.0 Million Senior Secured Credit Facility, dated August 19, 2015(3)
10.8	2016 Long Term Incentive Plan(3)
10.9	$409.5 Million Senior Secured Credit Facility, dated December 16, 2016(4)
10.10	$110.0 Million Revolving Credit Facility, dated January 30, 2017(4)
10.11	2017 Long Term Incentive Plan(4)
10.12	Supplemental Letter Relating to the $76.0 Million Secured Loan Facility (Fiorano), dated June 1, 2016(4)
10.13	Supplemental Letter Relating to the $67.5 Million Secured Loan Facility (Larvotto), dated June 1, 2016(4)
10.14	Supplemental Letter Relating to the $750.0 Million Secured Loan Facility, dated August 30, 2016(4)
10.15	Side Letter Relating to the $76.0 Million Secured Loan Facility (Fiorano), dated January 30, 2017(7)
10.16	Amending and Restating Agreement Relating to the $76.0 Million Secured Loan Facility (Fiorano), dated March 31, 2017(7)
10.17	Amending and Restating Agreement Relating to the $67.5 Million Secured Loan Facility (Larvotto), dated March 31, 2017(7)
10.18	$108.6 Million Senior Secured Credit Facility, dated April 25, 2017(7)
10.19	Dealer Agreement Relating to a €50 Million Belgian Multi-Currency Short-Term Treasury Notes Programme, dated June 6, 2017(7)

Exhibit Number	Description
10.20	Domiciliary Agency Agreement, dated June 6, 2017(7)
10.21	Service Contract Concerning the Issue of Dematerialized Treasury Certificates and Certificates of Deposit, dated June 2, 2017(7)
10.22	Bond Terms for a Senior Unsecured Bond Issue, dated May 30, 2017(7)
10.23	Agreement regarding the Bond Trustee’s Fees, dated May 30, 2017(7)
10.24	2018 Long Term Incentive Plan(8)
10.25	$173.5 Million Senior Secured Credit Facility, dated March 22, 2018(8)
10.26	$220 Million Senior Secured Credit Facility, dated March 29, 2018(8)
10.27	Guarantee, dated March 29, 2018, Relating to $220 Million Senior Secured Credit Facility dated March 29, 2018(8)
21.1	Subsidiaries of Euronav NV(7)
23.1	Consent of Argo Law (included in Exhibit 5.1)
23.2	Consent of Seward & Kissel LLP (included in Exhibit 8.1)
23.3	Consent of Deloitte & Touche LLP
23.4	Consent of KPMG Bedrijfsrevisoren — Réviseurs d’Entreprises
23.5	Consent of Steven Smith, as director nominee
23.6	Consent of Drewry Shipping Consultants Ltd.(7)
23.7	Consent of Energy Maritime Associates(7)
24.1	Power of Attorney (included in the signature page to the Registration Statement on Form F-4 (File No. 333-223039) initially filed with the SEC on February 14, 2018 and incorporated by reference herein)
99.1	Consent of UBS
99.2	Consent of Clarksons Valuations Limited(7)
99.3	Shareholder Support and Voting Agreement, dated as of December 20, 2017, by and between Euronav NV and the Covered Shareholders (Composite Copy) (attached as Annex B to the proxy statement/prospectus included in this Registration Statement)
99.4	Memorandum of Agreement for the Gener8 Athena, dated December 20, 2017(5)
99.5	Memorandum of Agreement for the Gener8 Hera, dated December 20, 2017(5)
99.6	Memorandum of Agreement for the Gener8 Neptune, dated December 20, 2017(5)
99.7	Consent of VesselsValue.com(7)
99.8	Preliminary Proxy Voting Card(7)

(1)
Filed as an exhibit to the Company’s Registration Statement on Form F-1, Registration No. 333-198625 and incorporated by reference herein.

(2)
Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.

(3)
Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.

(4)
Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.

(5)
Filed as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 22, 2017 and incorporated by reference herein.

(6)
Filed as an exhibit to the Company’s Registration Statement on Form F-3, Registration No. 333-210849 and incorporated by reference herein.

(7)
Previously filed.

(8)
Filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.